Level 3 COMMUNICATIONS®

2006 ANNUAL REPORT

NOTICE OF 2007 ANNUAL MEETING AND PROXY STATEMENT

Some of the statements that we make in this Annual Report to Stockholders are forward looking in nature. These forward looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside our control, which could cause actual events to differ materially from those expressed or implied by the statements. The most important factors that could prevent us from achieving our stated goals include, but are not limited to our ability to: successfully integrate acquisitions; increase the volume of traffic on our network; defend our intellectual property and proprietary rights; develop new products and services that meet customer demands and generate acceptable margins; successfully complete commercial testing of new technology and information systems to support new products and services; attract and retain qualified management and other personnel; and meet all of the terms and conditions of our debt obligations. Additional information concerning these and other important factors can be found within Level 3's filings with the Securities and Exchange Commission. Statements in this Annual Report to Stockholders should be evaluated in light of these important factors.

TO OUR STOCKHOLDERS:

2006 was a year of transformation for the communications industry—and particularly for Level 3. The year was marked by broad industry consolidation, significant improvement in market conditions, continuing technological innovation and increasing demand for bandwidth. All of those dynamics have played to Level 3's strengths, and over the past year, the company has successfully completed a number of strategically important actions to capitalize on the changes that are occurring. As a result, the company is now clearly emerging as an industry leader in an increasingly strong position.

By any measure, 2006 was an extraordinary year for Level 3. The following is a brief overview of the achievements we have made over the course of the past 18 months:

- **Improved Financial Profile, Capital Structure and Liquidity** - Level 3 has substantially improved its financial profile and debt structure through a series of important capital markets transactions. We are seeing core communications revenue growth rates that are multiples of those of our peers. Also, the synergies and additional scale that we are experiencing as a result of our acquisitions mean that we are seeing improving margins. Furthermore, we believe that we maintain industry-leading efficiency in our capital expenditures, which further supports incremental high margin core revenue. All of these activities and efficiencies have significantly improved our financial leverage and enabled us to refinance our debt, thus reducing our interest expense and improving our debt maturity profile.
- **Series of Successful Acquisitions** - Level 3 has successfully completed a series of acquisitions and emerged as a natural consolidator in the industry. These key acquisitions have increased the reach, depth and capabilities of our network, and added new and innovative capabilities to our already robust service portfolio. We are pleased with the progress of integration activities from all the companies and assets we have acquired. From the end of 2005 through early 2007, Level 3 acquired:
    - WilTel Communications Group, LLC.
    - Progress Telecom, LLC.
    - ICG Communications, Inc.
    - TelCove, Inc.
    - Looking Glass Networks Holding Co., Inc.
    - Broadwing Corporation.
    - Content Delivery Network (CDN) business of SAVVIS, Inc.
    - Dark fiber assets divested by AT&T.
- **Sale of Information Services Business** - Level 3 successfully completed the sale of its Software Spectrum subsidiary in 2006. The sale enabled Level 3 to focus on investment and growth opportunities that are more central to the company's core communications business.
- **Reorganization of Company** - In 2006, Level 3 reorganized to move key groups with special business expertise and service capabilities closer to customers and to target important new market opportunities arising from acquisitions and organic growth. The company announced the formation of four market-facing groups to align with customer needs and opportunities. Each group is comprised of dedicated sales, product management, marketing and customer support operations, as well as the resources necessary to improve revenues and profitability in key markets.
- **Upgrade of Network Infrastructure** - In 2006, Level 3 completed a comprehensive upgrade of our core network infrastructure. And we continue to invest in new technology that significantly lowers

unit cost, helping us maintain industry-leading margins. As we continue to grow the network and expand its capabilities and reach, we remain committed to the original spirit of innovation and flexibility that was at the center of our original network design.

The actions outlined above have enabled Level 3 to emerge in a very different position from a year ago. We are substantially larger—in terms of revenue, resources, infrastructure and people. The company has reorganized to harness the strengths of those new resources and to aggressively attack new market opportunities. The company is in a much stronger financial position with strong revenue growth, a reduction in its financial leverage and improved debt structure. We are operating in an environment of improved market conditions of growing demand, stabilized pricing and consolidation. And we have further enhanced our network infrastructure with strengthened redundancy in our expanded intercity network, critical expansion of network reach deep into key metropolitan areas, and the addition of strategically and competitively important content distribution capabilities. From this position of strength, Level 3 is facing some unprecedented market opportunities going forward.

What follows is a more detailed discussion of the outlined achievements of the past year, the company's position in the market today and the opportunities that we see ahead.

The enterprise market is a key area of opportunity for the company as a result of both industry consolidation and our recent acquisitions. The company has acquired a strong base of enterprise customers, a highly trained sales force to grow the business and an extensive metropolitan network footprint that passes within 500 feet of more than 100,000 buildings in cities across the U.S. The domestic enterprise market is approximately $125 billion. Level 3's Business Markets Group is targeting roughly $50-70 billion of that market, based on the company's product portfolio and its geographic coverage. Today, our market share is less than 1 percent of the overall market, and we believe our growth is only constrained by our ability to execute properly.

Another key area of opportunity is the emerging content market. Historically, using communications networks to distribute large quantities of information was not economically feasible. But the efficiencies created by continuing improvements in network technologies have resulted in a cycle of industry developments that is fueling increases in the development and exchange of online content. Rapid digitization of new and existing content is enabling a wealth of information to become available over the Internet. Increases in available information and user traffic to access this new content are also creating rapidly growing demand for video and other bandwidth intensive applications.

Video-sharing sites represent more than 50 percent of Internet traffic, and we are only in the early stages of this exciting development. Today, video sharing primarily involves short-format, user-generated content. As continuing improvements make it more practical to move full-length motion pictures over the Internet, the implications for bandwidth and the communications industry are unprecedented. This trend is creating real opportunities for a company like Level 3 that can scale rapidly to accommodate the new demands of media and content companies.

The accomplishments of the past year have only served to strengthen Level 3's position and put it on even stronger footing to address emerging opportunities. Our financial strength provides us the flexibility to remain agile and opportunistic in changing market conditions.

IMPROVED CAPITAL STRUCTURE AND LIQUIDITY

Level 3 has completed a number of important capital markets transactions, and has worked diligently to improve the company's debt profile. The company accomplished this primarily through refinancings, aggressively reducing interest expense and extending the maturities of Level 3's debt. Additionally, as a result of the benefit of acquisitions and growth in the company's core services, financial leverage as measured by Total Debt/Consolidated Adjusted EBITDA is decreasing rapidly, further improving the company's credit profile.

In 2006 and early 2007, Level 3 and its subsidiaries completed a number of capital markets transactions to further strengthen the company's consolidated balance sheet. The goals of these actions were to reduce cash interest expense, lower the cost of debt and extend debt maturities. Specifically, the company:

- Completed a debt for debt exchange for $692 million aggregate principal amount of debt that extended the maturity date from 2008 to 2010.
- Issued $150 million in aggregate principal amount of Floating Rate Senior Notes due 2011.
- Issued $550 million in aggregate principal amount of 12.25% Senior Notes due 2013.
- Issued $335 million aggregate principal amount of 3.5% Convertible Senior Notes due 2012.
- Sold 125 millions shares of common stock at $4.55 per share.
- Issued $1.250 billion in principal of 9.25% Senior Notes due 2014.
- Issued $300 million in aggregate principal amount of Floating Rate Senior Notes due 2015.
- Issued $700 million in aggregate principal amount of 8.75% Senior Notes due 2017.
- Refinanced $730 million of senior secured credit agreement in July 2006 primarily to reduce the interest rate and again in March 2007 primarily to increase the amount outstanding to $1.4 billion; reduce the interest rate and extend the maturity from 2011 to 2014.
- Redeemed approximately $1.2 billion of senior unsecured debt due 2008-2010 with interest rates ranging from 9.125% to 12.875%.
- Completed tender offers for approximately $1.4 billion of debt due 2008 to 2011 with coupons ranging from 10.75% to 11.80%.
- Exchanged $605 million of "in-the-money" 10% Convertible Notes for approximately 197 million shares of common stock.
- Issued a total of 339 million shares common stock, valued at approximately $1.6 billion, in connection with the acquisitions made in 2006 and early 2007.
- Assumed $180 million of 3.125% Convertible Senior Debentures due 2026 as part of the Broadwing acquisition, virtually all of which was subsequently converted to equity.

The company had approximately $1.9 billion in cash and marketable securities at the end of 2006. Taking into account capital markets transactions and the Broadwing and SAVVIS Content Delivery Network business acquisitions completed in the first quarter of 2007, the company would have had cash and marketable securities of approximately $1.1 billion at the end of 2006. In addition, Level 3 does not have any significant debt maturities until 2010.

Going forward, the company will continue to work on strengthening our balance sheet through organic growth, opportunistic mergers and acquisitions, and opportunistic capital markets transactions.

Financial Performance

In 2006, communications revenue grew by 100 percent to approximately $3.31 billion, compared to $1.65 billion in 2005. This was accomplished with the benefit of revenue from acquisitions, as well as organic growth in our core services of approximately 25 percent on an annualized basis. The company's core services include Transport and Infrastructure, IP and Data, Voice and Vyvx.

The company continued to see strong customer demand and a healthy operating environment in terms of pricing.

As a result, Level 3 increased its Consolidated Adjusted EBITDA by 45 percent to $682 million in 2006 from $471 million in 2005. Importantly, we increased Consolidated Adjusted EBITDA per Pro Forma Share[(1)] in 2006 by 57 percent vs. 2005, and expect further improvement in 2007 and 2008.

SERIES OF SUCCESSFUL ACQUISITIONS

The acquisitions we completed over the course of the last 18 months generally fall into three categories; backbone, metropolitan and strategic capabilities.

Backbone acquisitions are about consolidation—eliminating duplicative costs and taking advantage of the most capital efficient and operationally efficient network. Metropolitan acquisitions are intended to extend our reach, getting us closer to our customers with fiber-based assets, which gives us a significant competitive advantage, allowing us to improve both the growth rate of revenue and cash flow for the Level 3 business. And strategic capabilities acquisitions either enhance our service portfolio or accelerate our entry into a market.

As a result of the acquisitions detailed below and Level 3's own network construction, we now have one of the largest fiber networks in our industry with approximately 47,000 core intercity route miles, 125 metropolitan markets served with 25,000 miles of metro fiber, and 6,500 buildings and traffic aggregation points directly connected to the network with fiber assets we control.

Progress Telecom

In March 2006, Level 3 closed the acquisition of Progress Telecom, a facilities-based provider of wholesale telecommunications services in the southeastern United States. Level 3 paid total consideration of approximately 20 million shares of Level 3 Common Stock and $68.5 million in cash. Progress Telecom primarily provided transport and IP services. The acquisition enabled Level 3 to expand relationships with certain large, key customers, particularly wireless and international customers.

ICG Communications

In May 2006, Level 3 closed the acquisition of ICG Communications, further expanding our footprint in Ohio and Colorado where we see growing demand for our services. We paid total consideration of approximately 26 million shares of Level 3 common stock and approximately $45 million in cash. ICG primarily provided transport, IP and voice services to wireline and wireless carriers, Internet service providers and enterprise customers.

TelCove

In July 2006, we completed the acquisition of TelCove, a leading facilities-based provider of metropolitan and regional communications services including transport, Internet access and voice services. Level 3 paid total consideration of approximately 150 million shares of Level 3 common stock and approximately $446 million in cash. In connection with the closing, Level 3 paid $132 million of outstanding TelCove debt.

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(1) For more information on how we calculate this metric, please see the information contained on our Web site at: http://www.level3.com/investor_relations/presentations_events/index.html

The acquisition of TelCove added significantly to Level 3's entry into the enterprise market. This is a strategic move for the company and, as we enter 2007, we believe Level 3 is one of the largest and best positioned providers of competitive communications services in the industry.

Looking Glass

In August 2006, we paid total consideration of approximately 21 million shares of Level 3 common stock and approximately $8.7 million in cash for the Looking Glass acquisition. In connection with the closing, Level 3 repaid $67 million of outstanding Looking Glass debt.

Looking Glass was a provider of data transport services as well as dark fiber and colocation. Completing this acquisition was another milestone for Level 3 in the expansion of our capabilities to offer more services in more markets.

Broadwing

In January 2007, Level 3 paid consideration of $744 million of cash and issued approximately 122 million shares of common stock to acquire Broadwing. In connection with the acquisition, a subsidiary of Level 3 assumed approximately $180 million of outstanding Broadwing debt. Broadwing delivered data, voice and media solutions to enterprises and wholesale and content customers over its intercity fiber network.

The acquisition of Broadwing benefits Level 3 in two distinct areas. The integration of the Broadwing backbone presents significant synergy opportunities, and the addition of Broadwing's enterprise customer base and sales expertise strengthens our capability in this key market.

SAVVIS CDN

In January 2007, Level 3 paid $132.5 million in cash to acquire certain assets, including network elements, customer contracts, and intellectual property used in SAVVIS's content distribution network (CDN) business.

The opportunities presented by delivering video and other media over the Internet continue to increase, and the addition of CDN capabilities to our service portfolio enables Level 3 to better address this important and growing market.

AT&T Assets

In April 2007, Level 3 acquired certain assets from AT&T that consist of indefeasible rights of use (IRUs) for dark fiber connections which we expect will add over 200 buildings and more than 1,600 metro route miles in six cities, further expanding Level 3's significant metro network reach.

Integration Update

We do not underestimate challenges associated with simultaneously integrating the six operating companies we recently acquired. To date, the integration of all companies and assets is proceeding well but we have a great deal of hard work ahead. We expect to complete the majority of our integration work in 2007, with some systems-related work continuing in 2008.

We expect to incur $100 million of operating and network expense integration costs in 2007, but realize annualized savings of $200 million starting in 2008. We also expect to incur $75 to $100 million of one-time, integration-related capital expenditures in 2007.

SALE OF INFORMATION SERVICES BUSINESS

In 2006, Level 3 sold its wholly owned subsidiary Software Spectrum, a leading reseller of business software and mobility solutions to large- and medium-sized organizations, for a cash purchase price of $351 million.

Level 3's core communications business has been presented with numerous investment and growth opportunities, and the proceeds from the sale of Software Spectrum allowed Level 3 to refocus resources on opportunities that are more central to its core communications business.

REORGANIZATION OF COMPANY

In 2006, we reorganized the company around four market-facing groups to better align ourselves with our target customers and growth prospects:

- Wholesale Markets Group - Focused on carriers, wireless providers, cable companies, voice service providers, and similar large wholesale buyers of Level 3 services. Level 3 has long been a major player in the wholesale business, and we continue to see strong demand and positive sales momentum.
- Content Markets Group - Combines the Vyvx video business that we acquired with WilTel that targeted the traditional broadcast network and content rights owners, with the emerging, IP-oriented customers that are a key focus of Level 3. CDN capabilities are part of the content group. We believe the future of the content distribution market is bright and we expect to be an industry leader in this key business.
- Business Markets Group - Combines the enterprise businesses of Level 3, TelCove and Broadwing, and targets multiple enterprise segments as well as the education community and state governments. Today, we believe we have less than 1 percent market share of the overall enterprise market. However, we believe that we have one of the widest and deepest end-to-end networks of any communications company and are the best positioned company to take market share from the incumbents. Today, we have approximately 6,500 buildings directly served by Level 3 fiber, and we expect to add a significant number of buildings to the network in 2007 to support those customers.
- European Markets Group - Targets both the wholesale and content customers that are based in Europe. Growth is being driven by trends similar to those we are seeing in the U.S.

UPGRADE OF NETWORK INFRASTRUCTURE

Most networks were not designed for the rapidly changing environment we are witnessing today, not designed for the explosion of content—especially video—and not designed for the new demands of content and media companies. But the Level 3 network was designed and continues to be optimized to accommodate this kind of change, while continuing to lower the cost of moving information.

When we built the Level 3 network, we couldn't predict exactly what future innovations and market changes would occur, but we knew that they were inevitable. So from the outset, we designed our network and our business to be able to accommodate unpredictable change. Recently, there have been important technological innovations that we have been able to incorporate into our network. For example, photonic integrated circuitry has allowed us to reduce our costs at the optical layer of our network. And we have substituted Ethernet routing for traditional Internet Protocol core routers, again enabling us to reduce our costs.

We believe Level 3 is uniquely positioned to benefit from shifts in technology and markets. We have the right network; targeting the right customers, with the right services, in the right places.

We believe that our network, our scale and our reach, combined with our capital spending, make us the most capital efficient wireline service provider in the industry. We spend 12-14 percent of revenue on capital investments. Level 3 estimates that level of spending will support 17 percent core revenue growth, with incremental gross margins of 70 percent and incremental Consolidated Adjusted EBITDA margins of 60 percent.

CONCLUSION

2006 was a year of unprecedented change for the industry and for Level 3. The company is in a stronger position today than it was a year ago. We significantly strengthened our financial profile through a number of well-timed and important capital markets transactions over the course of the year. And we continued our focus on strengthening our balance sheet and debt structure. We exceeded organic growth expectations and completed a series of strategically important acquisitions. We successfully acquired four metropolitan network companies, followed in succession by the acquisitions of Broadwing, SAVVIS's CDN business and certain metropolitan dark fiber assets divested by AT&T. We are progressing well on the integration of all of the acquired companies and assets. We reorganized the company to be better aligned with customers' business needs and to target new markets and expand our existing opportunities. And we completed a comprehensive technology upgrade of our network, enabling us to further improve the economics of what we believe is the most cost-efficient network in the industry.

We believe all of the steps we have taken this year to grow revenues, expand our network and customer base, and improve our margins and financial profile have positioned Level 3 for success. While we are excited by the opportunities we see ahead, we continue to maintain our focus on operational efficiencies and fiscal discipline. One of our most important challenges in 2007 is to successfully integrate the remainder of the network assets and capabilities from the companies that we acquired over the past 18 months, while continuing to grow our revenue. But we believe we are well on our way to meeting these challenges and accomplishing our goals. We have been a successful industry consolidator and we believe that, over time, there may be additional opportunities for us to continue to take advantage of our acquisition and integration capabilities.

Looking ahead, Level 3 remains focused on creating value for its stockholders, and we are on track to make significant progress in 2007 toward that central goal. We appreciate your support and look forward to reporting on our continued growth and progress.



Walter Scott, Jr.
Chairman of the Board



James Q. Crowe
Chief Executive Officer



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

April 18, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Level 3 Communications, Inc. ("Level 3") to be held at 9:00 a.m. on May 24, 2007, at The Omni Interlocken Resort, 500 Interlocken Boulevard, Broomfield, Colorado 80021.

At the Annual Meeting, you will be asked to consider and act upon the following matters:

- the reelection to our Board of Directors of three directors as Class I Directors and three directors as Class III Directors each for a one-year term until the 2008 Annual Meeting of Stockholders; and
- the approval of the grant to our Board of Directors of discretionary authority to amend our restated certificate of incorporation to effect a reverse stock split at one of four ratios; and
- one stockholder proposal that is described in the attached proxy statement; and
- the transaction of such other business as may properly come before the Annual Meeting.

Our Board of Directors recommends that you reelect the three Class I directors and the three Class III directors each for a one-year term until the 2008 Annual Meeting of Stockholders, approve the proposed granting to our Board of Directors of discretionary authority to amend the restated certificate of incorporation to effect a reverse stock split, and not approve the stockholder proposal. See "REELECTION OF DIRECTORS PROPOSAL," "REVERSE STOCK SPLIT PROPOSAL" and "STOCKHOLDER PROPOSAL."

Information concerning the matters to be considered and voted upon at the Annual Meeting is contained in the attached Notice of Annual Meeting and Proxy Statement. It is important that your shares be represented at the Annual Meeting, regardless of the number you hold. To ensure your representation at the Annual Meeting, you are urged to complete, date, sign and return the enclosed proxy as promptly as possible. A postage-prepaid envelope is enclosed for that purpose. In addition, to ensure your representation at the Annual Meeting, you may vote your shares by (a) calling the toll-free telephone number indicated on the proxy card or (b) accessing the special web site indicated on the proxy card, each as more fully explained in the telephone and internet voting instructions. If you attend the Annual Meeting, you may vote in person even if you have previously returned a proxy card. **Please note that if you hold your shares of our common stock through your broker, you will not be able to vote in person at the meeting.**

Sincerely,

Walter Scott, Jr.
Chairman of the Board

TABLE OF CONTENTS



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

NOTICE OF 2007 ANNUAL MEETING OF STOCKHOLDERS
To be held May 24, 2007

To the Stockholders of Level 3 Communications, Inc.:

The Annual Meeting of Stockholders of Level 3 Communications, Inc., a Delaware corporation ("Level 3"), will be held at The Omni Interlocken Resort, 500 Interlocken Boulevard, Broomfield, Colorado 80021 at 9:00 a.m. on May 24, 2007, for the following purposes:

1. To reelect three directors as Class I Directors and reelect three directors as Class III Directors of the Board of Directors of Level 3 each for a one-year term until the 2008 Annual Meeting of Stockholders; and
2. To approve the granting to the Level 3 Board of Directors of discretionary authority to amend Level 3's Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios; and
3. To consider a stockholder proposal that is described on page 48 of the accompanying proxy statement; and
4. To authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 31, 2007, as the record date for the determination of the holders of our common stock entitled to notice of, and to vote at, the meeting. Accordingly, only holders of record of Level 3 common stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. As of May 14, 2007, ten days prior to the Annual Meeting, a list of stockholders entitled to notice of the Annual Meeting and that have the right to vote at the Annual Meeting will be available for inspection at the Level 3 Communications, Inc. offices located at 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

The six nominees for director will be elected by a plurality of the votes cast by holders of Level 3 common stock present in person or by proxy and entitled to vote at the Annual Meeting.

The proposal to grant to the Board of Directors discretionary authority to amend the Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios requires the affirmative vote of a majority of the outstanding shares of the Level 3 common stock. The approval of the stockholder proposal requires the affirmative vote of a majority of the votes cast by holders of Level 3's common stock present in person or by proxy at the Annual Meeting. The proposal to authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof requires the affirmative vote of a majority of the votes cast by holders of Level 3 common stock present in person or by proxy at the Annual Meeting.

The matters to be considered at the Annual Meeting are more fully described in the accompanying Proxy Statement, which forms a part of this Notice.

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, HOWEVER, YOU ARE

URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE. A POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. IN ADDITION, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU MAY VOTE YOUR SHARES BY A) CALLING THE TOLL-FREE TELEPHONE NUMBER OR B) ACCESSING THE INTERNET AS MORE FULLY EXPLAINED IN THE TELEPHONE AND INTERNET VOTING INSTRUCTIONS. ANY STOCKHOLDER ATTENDING THE ANNUAL MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

PLEASE NOTE THAT IF YOU HOLD YOUR SHARES OF LEVEL 3 COMMON STOCK THROUGH YOUR BROKER AND NOT DIRECTLY IN YOUR NAME, YOU WILL NOT BE ABLE TO VOTE IN PERSON AT THE ANNUAL MEETING.

By Order of the Board of Directors



Walter Scott, Jr.
Chairman of the Board

Dated: April 18, 2007



LEVEL 3 COMMUNICATIONS, INC.
1025 Eldorado Boulevard
Broomfield, CO 80021

Proxy Statement
April 18, 2007

2007 ANNUAL MEETING OF STOCKHOLDERS
May 24, 2007

We are furnishing you this Proxy Statement in connection with the solicitation of proxies on behalf of the Board of Directors of Level 3 Communications, Inc. ("Level 3," the "company," "we," "us," or "our") to be voted at the Annual Meeting of Stockholders to be held on Thursday, May 24, 2007, or any adjournment or postponements thereof. This Proxy Statement, the Notice of Annual Meeting, the accompanying Proxy and the Annual Report to Stockholders are first being mailed to Stockholders on or about April 20, 2007. We sometimes refer to our Board of Directors as the "Board" and to this document as the "Proxy Statement."

VOTING PROCEDURES

Your vote is very important. You can vote the shares of Level 3 common stock that are held directly in your name and not through your brokerage account at the Annual Meeting if you are present in person or represented by proxy. You may revoke your proxy at any time before the Annual Meeting by delivering written notice to our Secretary, by submitting a proxy bearing a later date or by appearing in person and casting a ballot at the Annual Meeting. If we receive a properly executed proxy before voting at the Annual Meeting is closed, the persons named as the Proxy on the proxy card will vote the proxy in accordance with the directions provided on that card. If you do not indicate how your shares are to be voted, your shares will be voted as recommended by the Board. If you wish to give a proxy to someone other than the persons named on the proxy card, you should cross out the names contained on the proxy card and insert the name(s) of the person(s) who hold(s) your proxy. Please note that the person(s) to whom you give your proxy must be present in person at the Annual Meeting to vote your shares.

Who can vote?

Stockholders of record as of the close of business on March 31, 2007 are entitled to vote at the Annual Meeting. On that date, 1,526,256,959 shares of our common stock were outstanding and eligible to vote. Each share is entitled to one vote on each matter presented at the Annual Meeting.

How do I vote?

You can vote in person at the Annual Meeting. Alternatively, a stockholder who holds shares of our common stock of record and not in "street name" may vote shares by giving a proxy via mail, telephone or the Internet. To vote your proxy by mail, indicate your voting choices, sign and date your Proxy and return it in the postage-paid envelope provided. You may vote by telephone or the Internet by following the instructions on your Proxy. Your telephone or Internet delivery authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your Proxy via the mail.

If you hold your shares through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. ***You can only vote your shares held***

through a broker, bank or other nominee by following the voting procedures sent to you by that institution. You will not be able to vote your shares held through a broker, bank or other nominee in person at the Annual Meeting.

What shares are represented by the Proxy?

The Proxy that we are delivering represents all the shares registered in your name with our transfer agent, Wells Fargo Shareowner Services. The proxy that is delivered by your broker, bank or other nominee represents the shares held by you in an account at that institution.

If you are an employee who participates in our 401(k) Plan, your Proxy does not include the shares of our common stock that are attributable to the units that you hold in the Level 3 Stock Fund as part of the 401(k) Plan. Shares held by employees through the Level 3 401(k) Plan are voted by the administrator of the 401(k) Plan.

How are votes counted?

If you return a signed and dated Proxy but do not indicate how the shares are to be voted, those shares will be voted as recommended by the Board. A valid Proxy also authorizes the individuals named as proxies to vote your shares in their discretion on any other matters which, although not described in the Proxy Statement, are properly presented for action at our Annual Meeting. If you indicate on your Proxy that you wish to "abstain" from voting on an item, your shares will not be voted on that item. Abstentions are not counted in determining the number of shares voted for or against any nominee for Director or any other proposal, but will be counted to determine whether there is a quorum present.

If you do not provide voting instructions to your broker or nominee at least ten days before the Annual Meeting, the nominee has discretion to vote those shares on matters that The NASDAQ Stock Market has determined are routine. However, a nominee cannot vote shares on non-routine matters without your instructions. This is referred to as a "broker non-vote." Broker non-votes are counted in determining whether a quorum is present.

What vote is required?

In order to have a quorum present at the Annual Meeting, a majority of our shares of common stock that are outstanding and entitled to vote at the Annual Meeting must be represented in person or by proxy. If a quorum is not present, the Annual Meeting will be rescheduled for a later date.

Directors must be elected by a plurality of the votes cast.

The proposal to grant to the Board of Directors discretionary authority to amend our Restated Certificate of Incorporation to effect a reverse stock split at one of four ratios requires the affirmative vote of a majority of the outstanding shares of the Level 3 common stock.

The approval of the stockholder proposal requires the affirmative vote of a majority of the votes cast by holders of Level 3's common stock present in person or by proxy at the Annual Meeting.

The proposal to authorize the transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof requires the affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting.

For those situations that require an affirmative vote of the holders of a majority of the votes entitled to be cast in respect of all outstanding shares of our common stock, broker non-votes and abstentions will have the effect of a "no" vote. In all other cases, broker non-votes and abstentions will have no effect on the outcome.

Who will tabulate the vote?

Our transfer agent, Wells Fargo Shareowner Services, will tally the vote, which will be certified by an inspector of election who is a Level 3 employee.

Who will bear the expenses of our solicitation? How will we solicit votes?

We will bear our own cost of solicitation of proxies. In addition to the use of the mail, proxies may be solicited by our directors and officers by personal interview, telephone, telegram, facsimile or e-mail. Our directors and officers will not receive additional compensation for this solicitation but may be reimbursed for out-of-pocket expenses incurred in connection with these activities. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares of our common stock held of record by these people or institutions, in which case we will reimburse these brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection with these forwarding activities. Georgeson Inc. has been retained to assist in soliciting proxies at a fee of $10,000 plus distribution costs and other costs and customary expenses. We may also pay Georgeson an additional $5,000 if we are successful in soliciting proxies to support our positions on the matters to be considered at the Annual Meeting. We have also agreed to indemnify and hold harmless Georgeson and its stockholders, officers, directors, employees, agents and affiliates against any and all claims, costs, damages, liabilities, judgments and expenses, including the fees, costs and expenses of counsel retained by Georgeson, which result from claims, actions, lawsuits, subpoenas, demands or other proceedings brought against or involving Georgeson which directly relate to or arise out of Georgeson's performance of its solicitation services (except for costs, damages, liabilities, judgments or expenses which shall have been determined by a court of law pursuant to a final and nonappealable judgment to have directly resulted from Georgeson's gross negligence or intentional misconduct). In addition the prevailing party shall be entitled to reasonable attorneys' fees and court costs in any action between the parties to enforce the provisions of our agreement with Georgeson, including the indemnification rights contained in the agreement.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or the company's annual report may have been sent to multiple stockholders in your household. The company will promptly deliver a separate copy of either document to you if you write or call the company at the following address or phone number: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021, tel. 720-888-1000. If you want to receive separate copies of the company's annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the company at the above address and phone number.

REELECTION OF DIRECTORS PROPOSAL

Background

Our Board currently consists of nine directors. At the 2006 Annual Meeting of Stockholders, our stockholders voted to declassify our Board over several years, permitting all previously elected directors to serve their full three-year terms. As a result of the adoption of the proposal to declassify the Board, the directors elected at the 2006 annual meeting of stockholders were elected for a one-year term and are still referred to as Class III directors. The directors whose terms expire at the 2007 Annual Meeting are still referred to as Class I Directors. All of the current Class I directors and Class III directors are standing for reelection.

At the Annual Meeting, the directors that are standing for re-election will be reelected to hold office for a one-year term until the 2008 Annual Meeting, or until their successors have been elected and qualified. All directors elected to the Board at any future Annual Meeting of Stockholders will serve for one-year terms unless re-elected for successive one-year terms. If any nominee shall, prior to the Annual Meeting, become unavailable for election as a director, the persons named in the accompanying form of proxy will, in their discretion, vote for that nominee, if any, as may be recommended by the Board, or the Board may reduce the number of directors to eliminate the vacancy.

Information as to Nominees

The respective ages, positions with Level 3, if any, business experience, directorships in other companies and Board committee memberships, of the nominees for election are set forth below. All information is presented as of March 19, 2007. Other than James W. Crowe, none of these directors is our employee.

Class I Directors

Walter Scott, Jr., 75, has been the Chairman of the Board of the company since September 1979 and a director since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company, and Valmont Industries, Inc. Mr. Scott is also the Chairman of the Executive Committee of the Board of Directors.

James Q. Crowe, 57, has been the Chief Executive Officer of the company since August 1997, and a director of the company since June 1993. Mr. Crowe was also President of the company until February 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe is also a member of the Executive Committee of the Board of Directors.

Robert E. Julian, 67, has been a director of the company since March 1998. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the company. Mr. Julian is the Chairman of the Audit Committee.

Class III Directors

Arun Netravali, 60, has been a director of the company since April 2003. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with the academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs serves as the research and development organization for Lucent Technologies. Mr. Netravali is a director of Agere Systems Inc. Mr. Netravali is a member of the Compensation Committee.

John T. Reed, 63, has been a director of the company since March 2003. Mr. Reed is also a Director of and Chairman of the Audit Committee of First National Bank of Omaha. Mr. Reed is also Chairman of the Board of Alegent Health, a health care system headquartered in Omaha, Nebraska, and a member of the Board and Chairman of the Audit Committee of Father Flanagan's Boys' Home located in Boys Town, Nebraska. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed is the Chairman of the Nominating and Governance Committee and a member of the Audit Committee.

Michael B. Yanney, 73, has been a director of the company since March 1998. He has served as Chairman of the Board of The Burlington Capital Group, LLC (formerly known as America First Companies L.L.C.) for over five years. Mr. Yanney also served as President and Chief Executive Officer of The Burlington Capital Group, LLC. Mr. Yanney is the Chairman of the Compensation Committee and a member of the Executive Committee and the Nominating and Governance Committee.

The Board unanimously recommends a vote FOR the nominees named above.

Information as to Continuing Directors

The respective ages, positions with Level 3, if any, business experience, directorships in other companies and Level 3 Board committee chairmanships of the remaining members of the Level 3 Board are set forth below. All information is presented as of March 19, 2007.

Admiral James O. Ellis, Jr. U.S. Navy (ret.), 59, has been a director of the company since March 2005. Effective May 18, 2005, Admiral Ellis became the President and Chief Executive Officer of the Institute of Nuclear Power Operations, or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, before retiring in July 2004, after 35 years of service in the U.S. Navy. In his naval career, he held numerous commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator and was a graduate of the U.S. Naval Test Pilot School. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation, Inmarsat PLC and The Burlington Capital Group, LLC. Admiral Ellis is a member of the Nominating and Governance Committee.

Richard R. Jaros, 55, has been a director of the company since June 1993 and served as President of the company from 1996 to 1997. Mr. Jaros served as Executive Vice President of the company from 1993 to 1996 and Chief Financial Officer of the company from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993. Mr. Jaros is a member of the Compensation Committee.

Dr. Albert C. Yates, 65, has been a director of the company since March 2005. Dr. Yates retired after 12 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also a chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the boards of directors of First Interstate Bank and Molson Coors Brewing Company. He currently serves as a director of Centennial Bank Holdings, Inc. and StarTek, Inc. Dr. Yates is a member of the Audit Committee.

Corporate Governance

We adopted Corporate Governance Guidelines that address the governance activities of the Board and include criteria for determining the independence of the members of our Board. These guidelines are in addition to the requirements of the Securities and Exchange Commission and The NASDAQ Stock Market. The Guidelines also include requirements for the standing committees of the Board, responsibilities for Board members and the annual evaluation of the Board's and its committees' effectiveness. The Corporate Governance Guidelines are available on our website at *www.level3.com*. At any time that these guidelines are not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Although we include references to our website, any information that is included in our website is not part of this Proxy Statement.

Independence

The Board also evaluates the independence of each director in accordance with applicable laws and regulations and its Corporate Governance Guidelines. Based on the recommendation of our Nominating and Governance Committee, the Board has determined that the following directors are "independent" as required by applicable laws and regulations, by the listing standards of The NASDAQ Stock Market and by the Board's Corporate Governance Guidelines: James O. Ellis, Jr., Richard R. Jaros, Robert E. Julian, Arun Netravali, John T. Reed, Michael B. Yanney and Albert C. Yates. The Board has also concluded that the members of each of the Audit, Compensation and Nominating and Governance committees are "independent" in accordance with these same standards.

Code of Ethics

We adopted a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021. Any information that is included in the Level 3 website is not part of this Proxy Statement. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Current Report on Form 8-K.

Stockholder Communications with Directors

A stockholder who wishes to communicate directly with the Board, a committee of the Board or with an individual director, regarding matters related to Level 3 should send the communication to:

Level 3 Communications, Inc.
Board of Directors [or committee name or
director's name, as appropriate]
1025 Eldorado Boulevard
Broomfield, Colorado 80021

We will forward all stockholder correspondence about Level 3 to the Board, committee or individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail and mass mailings, service complaints, service inquiries, new service suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements.

Board of Directors' Meetings

The Board had a total of 17 meetings in 2006. In 2006, no director attended less than 75% of the meetings of the Board, and no director attended less than 75% of the meetings of the committees of which he was a member. Although we do not have a formal policy, it is expected that our Board members will attend our annual meetings. All of our Board members attended our 2006 Annual Meeting of Stockholders.

Section 16(a) Beneficial Ownership Reporting Compliance

To our knowledge, no person that was a director, executive officer or beneficial owner of more than 10% of the outstanding shares of our common stock failed to timely file all reports required under Section 16(a) of the Securities Exchange Act of 1934.

Executive Committee

The Executive Committee exercises, to the maximum extent permitted by law, all powers of the Board between Board meetings, except those functions assigned to specific committees. The members of the Executive Committee are Walter Scott, Jr. (Chairman), James Q. Crowe and Michael B. Yanney. The Executive Committee did not meet during 2006.

Audit Committee

The Audit Committee is responsible for appointing, setting compensation for, and overseeing the work of our independent public accountants. The Audit Committee reviews the services provided by our independent registered public accounting firm, consults with the independent registered public accounting firm and reviews the need for internal auditing procedures and the adequacy of internal controls. The members of the Audit Committee are Robert E. Julian (Chairman), John T. Reed and Albert C. Yates. The Board has determined that the members of the Audit Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Board has determined that Mr. Robert E. Julian, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the Securities and Exchange Commission. In making the determination, the Board considered Mr. Julian's credentials and financial background and found that he was qualified to serve as the "financial expert." The Audit Committee met five times during 2006.

The Audit Committee has chosen KPMG LLP as our registered public accounting firm for 2007. As part of its responsibilities, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent public accountants in order to assure the public accountant's independence. The Audit Committee has adopted a pre-approval process with respect to the provision of audit and non-audit services to be performed by KPMG LLP. This pre-approval process requires the Audit Committee to review and approve all audit services and permitted non-audit services to be performed by KPMG LLP. Pre-approval fee levels for all services to be provided by KPMG LLP are established annually by the Audit Committee. Audit services are subject to specific pre-approval while audit-related services, tax services and all other services may be granted pre-approvals within specified categories. Any proposed services exceeding these levels require specific pre-approval by the Audit Committee. Additionally, the Audit Committee may delegate either type of pre-approval authority to one or more of its members. A report, for informational purposes only, of any pre-approval decisions made by a single member of the Audit Committee is made to the full Audit Committee on at least a quarterly basis. One hundred percent of the services that required pre-approval by the Audit Committee received that approval.

One or more representatives of KPMG LLP will be present at the Annual Meeting. Although they will not make a statement at the meeting, they will be available to answer appropriate questions.

The Audit Committee operates pursuant to a written charter. A copy of the Audit Committee's charter is available on our website at *www.level3.com*. A copy of the Audit Committee's 2006 Report is included as Annex 1.

Compensation Committee

The Compensation Committee is responsible for overseeing our compensation strategy and policies to provide that we are able to attract key employees, that employees are rewarded appropriately for their contributions, that employees are motivated to achieve our objectives, that key employees are retained, and that such strategy and policies support our objectives, including the interests of our stockholders. The Compensation Committee also approves the salaries, bonuses and other compensation for all executive officers, and reviews and recommends to the full Board the compensation and benefits for non-employee directors. The members of the Compensation Committee are Michael B. Yanney (Chairman), Richard R. Jaros and Arun Netravali. The Board has determined that the members of the Compensation Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Compensation Committee met seven times in 2006.

The Compensation Committee operates pursuant to a written charter. A copy of the Compensation Committee's charter is available on our website at *www.level3.com*.

Compensation Committee Interlocks and Insider Participations

None of the members of the Compensation Committee is an officer or employee of the company.

Nominating and Governance Committee

The Nominating and Governance Committee provides oversight and guidance to the Board to ensure that the membership, structure, policies, and practices of the Board and its committees facilitate the effective exercise of the Board's role in the governance of the company. The Committee (i) reviews and evaluates the policies and practices with respect to the size, composition, independence and functioning of the Board and its committees (ii) reflects those policies and practices in our Corporate Governance Guidelines, (iii) and evaluates the qualifications of, and recommends to the full Board, candidates for election as directors. The Nominating and Governance Committee has adopted a written charter. The members of the Nominating and Governance Committee are John T. Reed (Chairman), James O. Ellis, Jr. and Michael B. Yanney. The Board has determined that the members of the Nominating and Governance Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market. The Nominating and Governance Committee met one time in 2006.

The Nominating and Governance Committee operates pursuant to a written charter. A copy of the Nominating and Governance Committee's charter is available on our website at *www.level3.com*.

Nomination Procedures

In exploring potential candidates for director, the Nominating and Governance Committee considers individuals recommended by members of the committee, other directors, members of management, and stockholders or self-nominated individuals. The committee is advised of all nominations that are submitted to us and determines whether it will further consider the candidates using the criteria described below.

In order to be considered, each proposed candidate must:

- be ethical;
- have proven judgment and competence;
- have professional skills and experience in dealing with a large, complex organization or in dealing with complex issues that are complementary to the background and experience represented on the Board and that meet our needs;
- have demonstrated the ability to act independently and be willing to represent the interests of all stockholders and not just those of a particular philosophy or constituency; and
- be willing and able to devote sufficient time to fulfill his/her responsibilities to Level 3 and its stockholders.

After the Nominating and Governance Committee has completed its evaluation, it presents its recommendation to the full Board for its consideration and approval. In presenting its recommendation, the committee also reports on other candidates who were considered but not selected.

We will report any material change to this procedure in a quarterly or annual filing with the Securities and Exchange Commission and any new procedure will be available on our website at *www.level3.com*.

Our By-laws require that a stockholder who wishes to nominate an individual for election as a director at our Annual Meeting must give us advance written notice not less than 60 days prior to the anniversary date of the prior year's Annual Meeting and not more than 90 days prior to the anniversary date of the prior year's Annual Meeting, in connection with next year's Annual Meeting and provide specified information. Stockholders may request a copy of the requirements from the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis describes the material elements of compensation for our executive officers identified in the Summary Compensation Table whom we refer to as our Named Executive Officers. The Compensation Committee of the Board or the Compensation Committee makes all decisions for the total direct compensation—that is, the base salary, bonus and stock based long term incentive awards—of our Named Executive Officers, including James Q. Crowe, our Chief Executive Officer. The Compensation Committee also makes all award level decisions for the stock based long term incentive awards of our executive officers who are not Named Executive Officers.

The day-to-day design and administration of savings, health, welfare and paid time-off plans and policies applicable to our employees in general are handled by teams of our Human Resources, Finance and Legal Department employees. The Compensation Committee (and in certain cases the entire Board) remains responsible for certain fundamental changes to these plans and policies outside of the day-to-day requirements necessary to maintain these plans and policies.

Compensation Philosophy

We believe that our success depends in large part on our ability to attract and retain qualified employees.

As part of our efforts to satisfy the need to attract, retain and motivate the individuals who possess the skills necessary to grow our business, management and our Compensation Committee believe that our compensation programs should reflect our compensation philosophy. This philosophy includes the following core beliefs:

- our compensation principles are broad based and intended to be appropriate across the business and to provide all employees with the opportunity to participate in compensation programs based on the value that they help to create;
- our employees should be rewarded fairly and competitively through a mix of base salary, short and long term incentives, benefits, career growth and development opportunities and a work environment that allows our employees to achieve results;
- our compensation programs should be flexible in order to meet the needs of our business and are reviewed as appropriate by our Compensation Committee;
- employee ownership demonstrates an economic stake in our business that aligns employees' interests with those of our stockholders;

- our employees should share appropriately with investors in the value that their results help to create;
- our compensation programs should be based heavily on creating long-term value which is best measured by stock price performance;
- our compensation programs are supported by an effective performance review and management process; and
- we provide an above-market total compensation opportunity for exceeding expected performance.

We believe that short-term financial rewards alone are not sufficient to attract and retain our Named Executive Officers and that a properly designed long-term compensation program is a necessary component of recruitment and retention of these individuals. Our philosophy is to pay annual cash salary compensation that is competitive and a performance-based cash bonus that in some cases can be above market for individual and company performance that exceeds the goals set by the Compensation Committee. In addition, our Named Executive Officers may, from time to time, receive additional cash bonus compensation related to that individual's contribution to results achieved under special initiatives or programs or that individual's contribution to extraordinary results.

We also believe that a critical component of our compensation philosophy is having the ability to provide appropriate incentives to employees through a long-term incentive program that is tied to stock price performance. We currently have a long-term incentive or LTI program that provides for two types of equity awards. The first type of equity vehicle is a stock-indexed security referred to as an Outperform Stock Option or OSO, which is administered under our 1995 Stock Plan, as amended. The second type of equity award is restricted stock units that vest over a period of years, depending on the participant's continued employment and the terms of the specific grant.

Role of the Executive Officers

As stated above, the Compensation Committee makes all final decisions for the total direct compensation of our Named Executive Officers. Each year, Mr. Crowe recommends to the Compensation Committee the annual base salary and any adjustment from the prior year's base salary, bonus target and long term incentive awards for each Named Executive Officer, other than himself. Mr. Crowe is provided analyses that inform his decision by Mr. Thomas C. Stortz, Executive Vice President, Chief Legal Officer and Secretary. Mr. Stortz, as part of his duties, is the senior executive responsible for human resources matters. Mr. Stortz receives information and analysis from the Compensation Committee's outside consultant and members of the Human Resources Department. The Compensation Committee can exercise its discretion to modify any recommendations provided by Mr. Crowe. The Compensation Committee determines Mr. Crowe's salary and bonus.

Setting Executive Compensation

Based on our compensation philosophy and objectives, the Compensation Committee has structured our annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve our business goals and reward the executives for achieving these goals.

During the course of 2005, the Compensation Committee engaged in a review of the compensation programs with an emphasis on the compensation of our executive officers. This review was conducted as part of the Compensation Committee's ongoing monitoring of the effectiveness of our compensation programs in attracting and retaining the executives and employee talent that we believe are needed to operate our business. The Compensation Committee reviewed analyses prepared by teams of our Human Resources, Finance and Legal Department employees. In addition, as part of its evaluation process, the Compensation Committee engaged Aon Consulting, an outside global human resources consulting firm, to assist the Compensation Committee in both reviewing our compensation programs with respect to 2005 and 2006 decisions and to the determine a peer group of companies to use as one factor in evaluating the competitiveness of our compensation programs for 2005 and 2006.

In 2005, the Compensation Committee selected a compensation peer group of companies that (i) operate in our industry, (ii) are of comparable size in terms of revenues and employees and (iii) have comparable market capitalization and capital structures and comparable ratios of market capitalization to employees, market capitalization to revenue and market capitalization to net income or net loss. All financial comparisons were made using year end 2004 information. As a result of this process, the Compensation Committee selected a compensation peer group of 35 companies with Level 3's ranking, as follows:

- 30th percentile for number of employees;
- 64th percentile for revenue;
- 31st percentile for market capitalization;
- 20th percentile for net income/loss; and
- 95th percentile for revenue per employee.

In February 2006, as a result of the completion of the acquisition of WilTel Communications, which significantly increased the size of our business, including the number of our employees, the Compensation Committee, in consultation with Aon Consulting, modified the companies that comprised the compensation peer group.

The Compensation Committee determined, based on the review conducted during 2005, that for 2006, the use of both outperform stock options or OSOs and restricted stock units or RSUs would be continued. We believe that a blended long term incentive equity vehicle that combines the use of OSOs and RSUs allows us to accomplish several of our compensation philosophy objectives that are described in detail above, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs. For 2006, the Compensation Committee determined that the quarterly target number of awards for both OSOs and RSUs would be the same for the July 1, 2006 and October 1, 2006 award dates. So, if a Named Executive Officer were awarded 1,000 OSOs quarterly, that Named Executive Officer would also receive a total of 1,000 RSUs for the two quarterly awards of RSUs in 2006. For additional information relating to the terms of both the OSOs and the RSUs, please see the more detailed discussion below under the caption "*—2006 Executive Compensation Components—Stock Awards.*" The Compensation Committee concluded to continue to review the effectiveness of our long term incentive programs in light of both changing market conditions and the changing complexion of the company's workforce as a result of our significant merger and acquisition activities.

During the course of 2006, as a result of (i) our acquisition of five companies since December 2005, our agreeing to acquire a sixth company during the third quarter of 2006 and the significant increase in the number of our employees resulting from these acquisitions, and (ii) the significant increase in our common stock price and enterprise value, the Compensation Committee undertook another comprehensive review of our executive compensation program. This review focused on recent trends in compensation program design, with a particular emphasis on the design trends for long term incentive programs by companies with which we compete for executive and employee talent. We use our primary compensation peer group as a guideline for the companies that we compete with for executive and employee talent. The Compensation Committee met numerous times during 2006 to review the data gathered and prepared by teams of our Human Resources, Finance and Legal Department employees. In addition, as part of the evaluation process, the Compensation Committee engaged Frederic W. Cook & Co., an independent consulting firm, to conduct a review of our total executive compensation program, including base salary, bonus and long-term incentive compensation for our Named Executive Officers. Frederic W. Cook also provided separate and additional assistance to the Compensation Committee in connection with the modifications of the structure of our LTI program that are described in more detail below. Frederic W. Cook provided the Compensation Committee with relevant market data and alternatives to consider when making compensation decisions for our Chief Executive Officer and in reviewing the recommendations being made by our Chief Executive Officer and management for our other Named Executive Officers with respect to awards under our LTI program. This 2006 review formed the basis for the compensation decisions we made for 2007.

Based upon an analysis conducted by Frederic W. Cook, the Compensation Committee observed that for almost all periods over the past five years, our stockholder return showed the strongest correlation with the S&P 500® IT Index rather than the S&P 500® Telecom Index. In consideration of this analysis as well as the Compensation Committee's observation that we compete for executive talent most often with technology companies, the Compensation Committee concluded that our primary compensation peer group for competitive analysis purposes should be comprised primarily of technology companies. However, given the use by institutional investors of a communications peer group in assessing our performance, the Compensation Committee determined to use, as a secondary compensation peer group, a set of companies that includes communications companies. The secondary compensation peer group is used as an additional source of information in reviewing: overall equity plan cost and stockholder value transfer; overall potential dilution; and chief executive officer pay for performance tests.

The following companies are included in our primary compensation peer group:

Affiliated Computer Services, Inc.
Altera Corporation
Autodesk, Inc.
Avaya Inc.
BMC Software, Inc.
Citrix Systems, Inc.
QLogic Corporation
Sabre Holdings Corporation
Computer Sciences Corporation
Fiserv, Inc.
Jabil Circuit, Inc.
JDS Uniphase Corporation
Juniper Networks, Inc.
KLA-Tencor Corporation
Symbol Technologies Inc.
Tellabs, Inc.
Lexmark International, Inc.
LSI Logic Corporation
Molex Incorporated
National Semiconductor Corporation
NCR Corporation
Novellus Systems, Inc.
VeriSign, Inc.
Xilinx, Inc.

The following companies are included in our secondary compensation peer group:

Alltel Corporation
American Tower Corporation
CenturyTel, Inc.
Citizens Communications Company
Crown Castle International Corp.
Nextel Partners, Inc.
NII Holdings, Inc.
Qwest Corporation
SBA Communications Corporation
Sprint Nextel Corp.
Telephone and Data Systems, Inc.
United States Cellular Corporation

With respect to compensation program design decisions affecting our Named Executive Officers that are effective for 2007, the Compensation Committee used as a guideline a comparison of each element of total compensation against a primary and secondary peer group of publicly traded and privately held technology and communications companies.

For comparison purposes, of the 25 companies in the primary compensation peer group, including Level 3:

- our 2005 revenues were the seventh highest;
- our 2005 net income was the 25th highest, as all but one of the other companies in this peer group have positive net income;
- our year end 2005 number of employees was 12th highest;
- our market capitalization as of August 31, 2006 was the 16th highest; and
- our enterprise value also at August 31, 2006 was the highest.

Because of the large variance in size among the companies comprising the primary compensation peer group, in consultation with Frederic W. Cook, we used a statistical technique to adjust the compensation data for differences in company revenues in an effort to provide comparable data for our analysis. The technical term of the statistical technique that we used is regression analysis. This adjusted value was used as the basis of comparison of compensation between us and the companies in the primary compensation peer group.

Summary

Overall, for 2006, the base salaries we paid to our Named Executive Officers were at the median level of our primary compensation peer group. Variations generally relate to the experience level of the individual and market factors. Our analysis indicated that for our Named Executive Officers our 2006 total target direct compensation (including equity compensation) is at levels that are between the median and the 75th percentile of compensation actually paid to similarly situated executives of the companies comprising the primary compensation peer group in fiscal year 2005 and below the median for companies comprising our secondary compensation peer group.

A significant percentage of total compensation for our Named Executive Officers is allocated to bonus and equity compensation as a result of the philosophy and objectives described above. We do not have a preestablished policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the Compensation Committee reviews information provided by Messrs. Crowe and Stortz as well as Mr. Kevin J. O'Hara, our President and Chief Operating Officer and Mr. Sunit S. Patel, our Group Vice President and Chief Financial Officer, as well as the committee's outside consultant, to determine the appropriate level and mix of base and incentive compensation. We also incorporate flexibility into our compensation programs and the assessment process to respond to and adjust for the evolving business environment. Income from bonus and equity compensation is realized as a result of our performance or the individual's performance against established goals and objectives. Ultimately, however, the Compensation Committee exercises its full discretion to determine the allocation between cash and non-cash or short-term and long-term incentive compensation.

2006 Executive Compensation Components

For the fiscal year ended December 31, 2006, the principal components of compensation for Named Executive Officers were:

- base salary;

- discretionary cash bonuses;
- long-term equity incentive compensation; and
- minimal perquisites and other personal benefits.

Most of our compensation elements simultaneously fulfill one or more of our compensation philosophy objectives.

Our base salary and bonus decisions are designed to reward annual achievements and be commensurate with the executive's scope of responsibilities, demonstrated leadership abilities, and management experience and effectiveness. Our other elements of compensation focus on motivating and challenging the executive to achieve superior, longer-term, sustained results.

Base Salary

We provide our Named Executive Officers with base salary to compensate them for services rendered during the year. These base salaries are based on experience, skills, job responsibilities and individual contribution, with reference to median base salary levels of executives in the relevant market as guided by our compensation peer groups that our Compensation Committee is using from time to time. Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility. The Compensation Committee makes reasoned subjective determinations as to merit based increases to salaries for the Named Executive Officers based on an assessment of each individual's performance during the prior year.

In February of 2006, the Compensation Committee reviewed and adjusted the base salaries for our Named Executive Officers. Mr. Crowe's 2006 base salary was adjusted after reviewing his compensation history as well as the base salary levels for chief executive officers at our peer companies that were in effect at the time, after the composition of that peer group was modified following the completion of the WilTel Communications acquisition. The base salaries for the other Named Executive Officers for 2006 were based on recommendations by Mr. Crowe. In making his recommendations for the other Named Executive Officers, Mr. Crowe considered:

- each executive officer's individual performance and expected future contributions;
- the survey data of our compensation peer group; and
- a comparison of the base salaries of the executive officers who report directly to Mr. Crowe to ensure internal equity.

The Compensation Committee determined that the base salaries for the Named Executive Officers was below the median range of base salaries for our peer group. In addition, the Compensation Committee noted that Mr. Crowe had not received a base salary increase since 2003 and had received only a 2.6% increase in base salary from 2002 to 2003. As a result, Mr. Crowe recommended, and the Compensation Committee approved, base salary increases for each of Messrs. O'Hara, Miller, Stortz and Patel ranging from 29% to 49%. For Mr. Crowe, the Compensation Committee determined to increase Mr. Crowe's base salary by 100%, from $375,000 to $750,000. The Compensation Committee noted that even at this increased level, Mr. Crowe's base salary was still at the low end of the competitive range of base salaries for chief executive officers at our peer group. While some individual base salaries are above median to reflect a particular individual's role, current base salaries are, in the aggregate, at the competitive median of those of our peer group.

Bonus Awards

Our cash bonus program is designed to reward our executives for the achievement of short-term financial and business goals. Although each executive officer is eligible to receive an award under our cash bonus program, the granting of the awards to any individual or the officers as a group is entirely at the discretion of our Compensation Committee. The Compensation Committee may choose to award the bonus or not, and decide on the actual level of the award, in light of all relevant factors after completion of the fiscal year.

In the first quarter of 2006, our Compensation Committee determined the business objectives for the 2006 bonus program. These included certain financial and strategic goals. Bonus payout targets were also set. 2006 bonuses did not have a minimum payout or maximum cap, but rather a range of expected payouts that would be made relative to the performance achieved. The recommended range of payouts was set at low, target and high levels and were influenced by market data reflecting our primary peer group. Although goals and targets were set, actual payout is determined by the Compensation Committee taking into account unbudgeted or unanticipated activities such as mergers, acquisitions, divestitures and capital markets activities, prevailing market and economic conditions and individual performance. Where individual performance is above the targeted level of performance, the Compensation Committee may elect to award a bonus above the range of expected payouts. Performance goals are generally assigned a weighting which is not absolute in its application, but serves as a guideline to inform the Compensation Committee's determination of the bonus award level. Ultimately, the Compensation Committee retains full discretion to adjust bonus payouts to prevent inappropriate results, taking into account the overall context of our results so that bonuses are neither too low nor too high.

Using the design principles described above for our executive bonus program, the Compensation Committee set the following 2006 goals and objectives for the executive bonus program, some of which were given more significant weighting than others:

- *Manage our mature services for maximum cash flow.* Performance against this goal is measured by a determination of whether we met or exceeded revenue and gross margin targets for our Other Communications Services, which includes our managed modem and related reciprocal compensation and legacy managed IP service business;

- *Appropriately increase revenue from Core Communications Services.* Performance against this goal is measured by a determination of whether we met or exceeded revenue and gross margin targets for Core Communications Services, which includes transport and infrastructure, IP and data services, voice and video and advertising distribution services;

- *Effectively manage WilTel acquisition integration activities.* Performance against this goal is measured by an assessment of progress against integration project milestones and objectives;

- *Attract, motivate and retain appropriate workforce.* Performance against this goal is measured by an assessment of employee turnover rate and employee satisfaction;

- *Meet overall 2006 financial goals.* Performance against this goal is measured against budgeted financial objectives; and

- *Undertake other strategic actions as appropriate, including capital markets and merger and acquisition activities.* Performance against this goal is based on an assessment of the value added to the company as well as the level of OIBDA acquired in merger and acquisition transactions, and improvements in credit profile and balance sheet improvements with respect to the accomplishments in the capital markets. With respect to this objective, the Compensation Committee acknowledged that, depending upon the level of activities during the year, this objective could be a significant factor in determining overall 2006 bonus payouts.

The Compensation Committee determined what the expected level of performance would be for each of these objectives where that determination was practicable. This expected level of performance was one guideline used to determine a payout under the bonus program.

The target levels for 2006 are considered confidential, the disclosure of which would cause competitive harm to us. The Compensation Committee believes that the target level of performance for the objectives in any given year should not be easily achievable, and typically would not be achieved all of the time. As for obtaining the higher level or greater payout, the Compensation Committee believes that this level would typically be achieved less often than the target level of performance. However, the Compensation Committee recognizes that the likelihood of achievement of either level of payout in any given year may be different, and believes that the payout should be appropriate for the performance, regardless of how often it may happen.

In determining Mr. Crowe's bonus compensation for 2006, the Compensation Committee considered his performance against the objectives described above. These results included the following items.

Goal/Objective	Summary Results
Manage our mature services for maximum cash flow	Generally accepted accounting principles, or GAAP, Revenue from managed modem, reciprocal compensation and managed services exceeded 2006 budget targets
	Gross margin percentage for our mature services exceeded budget target
Appropriately increase revenue from Core Communications Services	Core services GAAP revenue exceeded the 2006 budget targets
	Core services gross margin exceeded the 2006 budget target
	GAAP revenue for each of the components of our Core Communications Services—Transport, IP and Data and Voice—exceeded 2006 budget targets
Effectively manage WilTel acquisition integration activities	Majority of network and operations integration completed for WilTel
	WilTel 2006 cash flow exceeded 2006 budget target based on higher than budgeted cost savings offsetting lower than expected revenue
	Completed majority of sales, customer, services and corporate integration activities and implemented an interim process for cross selling services and capabilities across all legacy networks
	The Compensation Committee also expanded its analysis of the performance against this objective to include the status of integration efforts for the companies that we acquired during 2006 and was satisfied with the status of those efforts

Meet overall 2006 financial goals	On a basis without regard to the various acquisitions completed by the company during 2006— Adjusted OIBDA exceeded the 2006 budget target Adjusted OIBDA less capital expenditures exceeded the 2006 budget target Gross margin percentage exceeded the 2006 budget target Unlevered cash flow exceeded the 2006 budget target The level of capital expenditures was less than the 2006 budget target Gross Margin contribution from the SBC Contract met or exceeded the 2006 budget target
Undertake other strategic actions as appropriate, including capital markets and merger and acquisition activities	*Merger and Acquisition Summary:* The company completed the acquisition of five companies (including Broadwing on January 3, 2007) and disposed of its software distribution business The company paid total consideration of $3.306 billion, consisting of approximately $1.621 billion of cash consideration and approximately 354 million shares of Level 3 common stock Acquired companies provided incremental Adjusted OIBDA of approximately $375 million. *Capital Markets Transactions:* The company engaged in ten capital markets related transactions during 2006. Total gross proceeds raised was approximately $2.853 billion *Change in total consolidated debt:* 12/31/2005 - $6.023 billion 12/31/2006 - $7.362 billion, while also extending maturity dates *Total Annual Net Cash Interest Expense:* 12/31/2005 - $416 million 12/31/2006 - $495 million 2007 Estimate - $500 million *Improvement in borrowing capacity:* In March 2006, Level 3 was able to issue senior notes with a fixed rate of interest of 12.25%, but was able to issue senior notes with the same level of seniority in December 2006 at a fixed rate of interest of 8.75%, and was able to lower its senior secured credit agreement interest rate from LIBOR plus 700 bps to LIBOR plus 300 bps *Cash Balance:* 12/31/2005 $789 million 12/31/2006 $1.172 billion (pro forma for cash used in Broadwing acquisition)

Stock Awards

Background. Our Compensation Committee also believes that a critical component of our compensation philosophy is having the ability to provide appropriate incentives to employees through a long term incentive program that is tied to stock price performance. We currently have a long-term incentive (LTI) program that provides for two types of equity awards. The first type of equity award is a stock-indexed security referred to as an Outperform Stock Option, or OSO, which is administered under our 1995 Stock Plan, as amended. The second type of equity award is restricted stock units, or RSUs, that vest over a period of years, depending on the participant's continued employment and the terms of the specific grant, which is also administered under the 1995 Stock Plan, as amended. We believe that a blended equity vehicle of OSOs and RSUs allows us to accomplish several objectives, including providing an "outperformance" element through the OSO grants that is balanced by the retention element provided by RSUs.

OSOs. OSOs are currently designed to provide recipients of the awards with the incentive to maximize stockholder value and to reward recipient employees only when the price of our common stock outperforms the S&P 500® Index between the date of grant and the date that the OSO is exercised or is settled. For OSOs granted in 2006, the OSOs generally have a four-year life and vest 50% at the end of the first year after grant, with the remaining 50% vesting in four equal quarterly installments so that the OSOs are fully vested by the end of the second year after grant.

OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the "Initial Price." For those OSOs granted in 2006, when an employee elects to exercise an OSO, the Initial Price is adjusted upward or downward—as of the date of that exercise—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the date of exercise of the OSO. The Initial Price, however, can not be adjusted below the closing price of our common stock on the day that the OSO was granted.

Since a core belief of our compensation philosophy is to have employees share appropriately with our stockholders in the value that the employees' efforts create, the value of all OSOs will increase as the price of our common stock increases relative to the performance of the S&P® 500 Index over time. This increase in value is attributable in part to the use of a "success multiplier."

The mechanism for determining the value of an individual OSO award are described below:

The Initial Price, as determined on the day prior to the OSO grant date, is adjusted over time (the "Adjusted Strike Price") until the exercise date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500® Index from the date of grant to the date of exercise. The value of the OSO increases for increasing levels of outperformance. OSOs have a multiplier range from zero to four depending upon the performance of our common stock relative to the S&P 500® Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500® Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by $^4/_{11}$
11% or More	4.00

The pre-multiplier gain is our common stock price minus the Adjusted Strike Price on the date of exercise or the settlement date, as the case may be.

RSUs. Early in 2005, our Compensation Committee determined that restricted stock units, or RSUs, should be added to our long term incentive program. RSUs were initially granted on an annual basis on a fixed date in July, which was subsequently changed to a fixed quarterly basis in the second half of 2006. RSUs vest generally in equal annual installments over three or four years, depending on the employee's continued employment and the terms of the specific grant.

Grant Decisions for 2006. We grant OSOs and RSUs to our Named Executive Officers based upon prior performance, the importance of retaining their services and the potential for their performance to help us attain our long-term goals. At the beginning of each year, each Named Executive Officer receives a fixed target number for their awards of OSOs. This fixed number is then divided by four, and that amount of OSOs is the target for each quarterly award of OSOs. There is no adjustment in the number of RSUs granted based on the individual's performance. The fixed target number of RSUs and OSOs is determined based upon the individual's job position, responsibilities and prior performance. The target number of OSOs is equal to the target number of RSUs. These fixed target amounts are also influenced by competitive compensation data, assistance from the Compensation Committee's consultant and the discretion of the Compensation Committee.

2007 Modifications. Our 1995 Stock Plan, as amended, affords our Compensation Committee flexibility to use a variety of means to provide the appropriate incentives as part of a long term compensation program. During the course of 2006, the Compensation Committee engaged in a comprehensive review of our LTI program as part of its review of our executive compensation program. The Compensation Committee determined to conduct this comprehensive review for the reasons discussed above. The Compensation Committee met numerous times during 2006 to review the evaluation and analysis prepared by teams of our Human Resources, Finance and Legal Department employees regarding modifications to the LTI program. In addition, as part of its evaluation process, the Compensation Committee engaged Frederic W. Cook & Co. to provide assistance to the Compensation Committee in connection with the modifications of our LTI program.

The 2006 comprehensive review of our LTI program included a review of not just the features of equity awards (OSOs and RSUs) that we currently use, but also other types of award instruments, other possible design features, and current long term incentive trends in the marketplace. The Compensation Committee also considered the results of an employee survey that had been conducted regarding our LTI program, which indicated in part that employees with lower level job responsibilities generally valued RSUs more highly than OSOs. During this review, the Compensation Committee was particularly interested in evaluating: methods for determining the size of an annual award pool for LTI program awards, as well as how the committee would determine individual award levels; which employees should be eligible for participation in the LTI program and the feasibility of maintaining a broad based LTI program across the entire organization; the vesting schedule and exercise period for an OSO; and design changes to make the LTI program easier for our employees and investors to value and understand.

As a result of the 2006 review, we have made changes to the terms of the OSOs, but not the mechanics for determining the value of an OSO on the date of settlement. Beginning in April 2007, the OSOs will have a three-year life and will vest 100% on the third anniversary of the date of the award and will fully settle on that date. In other words, recipients of these OSOs will not be able to voluntarily exercise the OSOs as they will settle automatically with value on the third anniversary of the date of the award or expire without value on that date. This type of instrument is sometimes referred to as a "European style option." As mentioned above, the same mechanics for OSOs valuations for awards made prior to April 2007 will be used for the post-April 2007 OSOs, except that all calculations will be completed one time on the settlement date. The Compensation Committee felt that this change provided a potentially longer holding period and a better alignment of our LTI program with the interests of our stockholders. In addition, the Compensation Committee believes that with these modifications the program may be more easily understood and valued by both our employees and investors.

Prior to April 2007, as described above, OSOs were awarded on a quarterly basis and RSUs were granted on an annual basis, which was modified to a quarterly basis in July 2006 with awards being made on July 1, 2006 and October 1, 2006. As of April 2007, OSOs will be awarded on a monthly basis, and RSUs will continue to be awarded on a quarterly basis.

We have also modified the LTI program with regard to who is eligible to receive OSOs and who is eligible to receive RSUs. Beginning in April 2007, all of our employees are eligible to receive RSU awards, but only certain employees, including all of our Named Executive Officers, are eligible to receive awards of OSOs. This type of eligibility requirement is consistent with the results of the employee survey as well as competitive information provided to the Compensation Committee by Frederic W. Cook. At the beginning of each year, each employee will receive a fixed target amount of RSUs and, if eligible, a fixed target amount of OSOs. These fixed amounts are set for the year, and are then divided by four in the case of RSUs and by 12 with respect to OSOs to determine the number actually awarded to the employee quarterly or monthly, as the case may be. These fixed amounts are not adjusted during the year based on the individual's performance. However, the Compensation Committee reserves the right to make changes to this program—including the fixed target amounts—as conditions in the market or our business require. The first award of OSOs in April 2007 will represent a total amount of four months of awards as the effective date of the change in the program structure was January 1, 2007.

To determine the annual LTI program award pool, the Compensation Committee adopted, as a guideline, the Shareholder Value Transfer methodology, which targets aggregate annual grants based on the date of determination fair value as a percentage of the issuer's market capitalization. The award level for each Named Executive Officer was determined by the Compensation Committee using as a guideline competitive data from both the primary compensation peer group, as well as the individual's job position, responsibilities and prior performance.

The Compensation Committee will continue to set the fixed target amounts of OSOs and RSUs for all Named Executive Officers.

Timing of Awards. We have awarded OSOs on fixed grant dates, and we award RSUs generally also on fixed grant dates. In certain cases, new employees receive a grant of RSUs effective upon their actual employment with us, but those new employees who are eligible to receive OSOs do not receive OSO awards until the next regular award date after their date of hire. In addition, we do not coordinate grants of these awards so that they are made before announcement of favorable information, or after announcement of unfavorable information. All awards to Named Executive Officers require the direct approval of the Compensation Committee. Since 1998, OSOs were granted on a fixed quarterly basis, and beginning April 2007, OSOs are granted on a fixed monthly basis on the first day of the month. The initial strike price for all OSOs is the prior trading day's closing price of our common stock on the NASDAQ Global Select Market. Beginning January 1, 2007, RSUs are granted on a fixed quarterly basis on the first day of January, April, July and October, with the first award under the modified program being made on April 1, 2007 representing awards for both January 1, 2007 and April 1, 2007. Prior to April 2007, RSUs were granted on fixed dates of April 1, 2005 (which was a special one-time retention award to certain employees and a special interim grant to all employees), July 1, 2005 (for an annual award), July 1, 2006 (for a quarterly award) and October 1, 2006 (for a quarterly award). Awards of both OSOs and RSUs were suspended after October 1, 2006 in anticipation of the restructuring of the LTI program for 2007. LTI targets for new hires are determined at the time of their joining the company.

Change in Control. Our OSOs and RSUs generally vest or settle, as the case may be, upon a change in control. This is generally the only benefit obtained automatically upon a change of control. We adopted the so-called "single" trigger treatment for equity vehicles for the following reasons:

- To be consistent with what we believe is the current market practice among technology companies.
- To keep employees relatively whole for a reasonable period, but avoid creating a "windfall."
  - Single trigger vesting ensures that ongoing employees are treated the same as terminated employees with respect to outstanding equity grants.
  - Single trigger vesting provides employees with the same opportunities as stockholders, who are free to sell their equity at the time of the change in control event and thereby realize the value created at the time of the transaction.
  - The employing company that made the original equity grant will no longer exist after a change in control and employees should not be required to have the fate of their outstanding equity tied to the new company's future success.
  - Single trigger vesting on performance-contingent equity, in particular, is appropriate given the difficulty of replicating the underlying performance goals.
- To support the compelling business need to retain key employees during uncertain times.
  - A single trigger on equity vesting can be a powerful retention device during change in control discussions, especially for more senior executives where equity represents a significant portion of their total pay package.

In addition, we will provide gross-ups for our employees from any taxes due under Section 4999 of the Internal Revenue Code of 1986. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. In addition, as it is uncertain at the time an employee joins the company whether he or she will be affected by Section 4999 at the time of a change of control and to provide an equal level of benefit across individuals without regard to the effect of the excise tax, we determined that the potential for Section 4999 gross up payments are appropriate for all of our employees.

Modifications Generally. From time to time, our Compensation Committee evaluates the structure of our LTI programs. Our Compensation Committee from time to time may make modifications to these programs to reflect the changing needs related to attracting, retaining and motivating our Named Executive Officers. These changes may be based, in part, on market conditions and the LTI program of competitors. As new LTI instruments are frequently developed and since the tax and accounting treatment of various instruments are subject to change over time, management and the Compensation Committee regularly review our compensation programs to determine whether these programs are accomplishing our goals in the most cost-effective manner.

Determination of Bonus and Stock Awards for 2006

The Compensation Committee, as well as the full Board of Directors, continues to be satisfied with Mr. Crowe's leadership of the company and his performance during 2006. The Compensation Committee believes that 2006 was a significant year in terms of operational, financial and strategic achievements, and felt that the Named Executive Officers should be compensated accordingly. Based on the successes described above, the Committee approved the payment of a bonus to Mr. Crowe consisting of $4.0 million in cash and $1.0 million in RSUs, representing 157,536 restricted stock units, the restrictions on which will lapse in equal installments over three years. As a participant in the company's LTI program, Mr. Crowe also received a grant of 237,500 RSUs and a grant of 475,000 OSOs. Given Mr. Crowe's significant role in leading Level 3 through a very successful year, the Compensation Committee considers the total remuneration provided to him for 2006 to be appropriate.

Based on the successes described above, the Committee also approved bonuses for 2006 performance to the other Named Executive Officers as follows.

The Compensation Committee approved the payment of a bonus to Mr. Patel consisting of $1,700,000 in cash and $300,000 in RSUs, representing 47,262 restricted stock units, the restrictions on which will lapse in equal installments over three years. As a participant in the company's LTI program, Mr. Patel also received a grant of 77,500 RSUs and a grant of 155,000 OSOs during 2006.

The Compensation Committee approved the payment of a bonus to Mr. O'Hara consisting of $2,500,000 in cash and $500,000 in RSUs, representing 78,768 restricted stock units, the restrictions on which will lapse in equal installments over three years. As a participant in the company's LTI program, Mr. O'Hara also received a grant of 135,000 RSUs and a grant of 270,000 OSOs during 2006.

The Compensation Committee approved the payment of a bonus to Mr. Miller consisting of $1,700,000 in cash and $300,000 in RSUs, representing 47,262 restricted stock units, the restrictions on which will lapse in equal installments over three years. As a participant in the company's LTI program, Mr. Miller also received a grant of 95,000 RSUs and a grant of 190,000 OSOs during 2006.

The Compensation Committee approved the payment of a bonus to Mr. Stortz consisting of $1,875,000 in cash and $375,000 in RSUs, representing 59,076 restricted stock units, the restrictions on which will lapse in equal installments over three years. As a participant in the company's LTI program, Mr. Stortz also received a grant of 77,500 RSUs and a grant of 155,000 OSOs during 2006.

During 2006, Mr. Keith R. Coogan's compensation was determined based upon a recommendation from Mr. Miller, which was reviewed with our Compensation Committee. Based upon the performance of our Software Spectrum subsidiary, Mr. Coogan received a discretionary cash bonus of $364,727. In addition to Mr. Coogan's base salary and discretionary bonus, Mr. Coogan received additional bonuses pursuant to the terms of his Special Retention Bonus Agreement, dated February 28, 2006. Software Spectrum entered into this agreement as an incentive to Mr. Coogan to remain as the chief executive officer of Software Spectrum as we pursued the possible sale of this subsidiary. The Special Retention Bonus Agreement provided for Mr. Coogan to receive a fixed retention bonus of $1.0 million for 2006, in equal quarterly installments. Mr. Coogan received $500,000 under this agreement prior to the sale of Software Spectrum in the third quarter 2006. In addition, to the extent that we sold our Software Spectrum, Inc. subsidiary, Mr. Coogan would receive a "sale bonus" based on a formula equal to 1% of the amount of the proceeds received by us upon the sale of Software Spectrum, minus 75% of the total amount of all other quarterly retention bonus payments made to Mr. Coogan during 2006. At the time that we agreed to sell Software Spectrum to Insight Enterprises, Inc., Mr. Coogan agreed with us that the amount of this sale bonus would equal $2,845,000. Mr. Coogan also received a grant of 75,972 RSUs and a grant of 72,468 OSOs during 2006.

Of the amount of OSOs granted in 2006, 16% was granted to the Named Executive Officers, and the balance was granted to other officers and other employees. Of the amount of RSUs granted in 2006, 12% was granted to the Named Executive Officers, and the balance was granted to other officers and other employees. During 2006, a total of 3,528 employees received OSOs and 3,120 employees received RSUs.

Other Compensatory Benefits

As salaried, U.S.-based employees, the Named Executive Officers participate in a variety of health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Health and welfare and paid time-off benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Perquisites

We limit the perquisites that we make available to our Named Executive Officers. With the exception of the personal use of our corporate aircraft—which is discussed below—our Named Executive Officers are entitled to no benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide pension arrangements, post-retirement health coverage, or similar benefits for our Named Executive Officers or other employees.

We provide our Named Executive Officers personal use of our corporate aircraft because we believe that this benefit generally allows our executives to work more efficiently. We believe that providing this benefit reaches or strikes the appropriate balance since the executives that use our corporate aircraft solely for personal use agree to reimburse us for our incremental cost pursuant to an Aircraft Time-Share Agreement. This agreement provides that we will charge the individual the incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for 2006 was initially $1,250 per hour, but was raised to $1,500 per hour of use in September 2006. We received a total payment in the amount of $167,468.96 from Mr. Crowe under his agreement for the period January 1, 2006 to December 31, 2006, and a total payment in the amount of $94,105.58 from Mr. O'Hara under his agreement for the same period.

We note that when a guest accompanies a member of our senior management on business travel, we impute as income the cost of that additional travel to that executive. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. For 2006, Mr. Crowe had $12,610 of imputed income and Mr. O'Hara had $27,121 of imputed income. However, for 2006, amounts reported as a perquisite in the summary compensation table below are all calculated at the rate per hour of use under the Aircraft Time-Share Agreement indicated above.

Post-Employment Compensation

Pension Benefits. We do not provide pension arrangements or post-retirement health coverage for our Named Executive Officers. Our Named Executive Officers are eligible to participate in our 401(k) plan. We provide a matching contribution to our Named Executive Officers through units in the Level 3 Stock Fund, which represent shares of Level 3 common stock. We currently match up to 100% of 7% of eligible earnings or regulatory limits. For the year ended December 31, 2006, the Compensation Committee also approved a discretionary grant of 3% of eligible compensation to qualifying employees, including all of the Named Executive Officers, which is deposited in their 401(k) share accounts in the form of units in the Level 3 Stock Fund. The Level 3 Stock Fund is the mechanism that is used for Level 3 to make employer matching and other contributions to employees, including the Named Executive Officers, through the Level 3 401(k) plan. Our Named Executive Officers are not able to purchase units in the Level 3 Stock Fund. As all of our Named Executive Officers have more than three years of service with us, each of the Named Executive Officers are fully vested in the units of the Level 3 Stock Fund in their 401(k) plan accounts.

Nonqualified Deferred Compensation. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Other Post-Employment Payments. All of our Named Executive Officers are employees-at-will and as such do not have employment contracts with us.

Stock Ownership Guidelines

Prior to 2007, the Compensation Committee adopted guidelines for ownership of our common stock for the Vice Chairman, the Chief Executive Officer, the Chief Operating Officer, the President, the Chief

Financial Officer and the Executive Vice Presidents. These guidelines are based on a dollar value of our common stock. The following table summarizes these guidelines.

CEO	$10,000,000
COO/President/Vice Chairman	$ 2,500,000
Executive Vice Presidents/CFO	$ 1,000,000
Directors	$ 250,000

The Compensation Committee reviews these guidelines at least annually, and may update or modify them based on a variety of factors including the composition of our senior management team and stock market conditions. Stock held by the individual, his or her spouse and minor children, along with shares of our common stock held in the individual's 401(k) Plan account and in trusts for the benefit of these individuals, will be included for purposes of determining the individual's satisfaction of the ownership guidelines. For 2007 the Compensation Committee modified the guidelines to require a minimum number of shares of our common stock to be held, rather than a specified dollar value. The changes to these guidelines effective for 2007 are as follows:

CEO	1,000,000
COO/President/Vice Chairman	500,000
Group Presidents/Executive Vice Presidents/CFO	250,000
Group Vice Presidents	150,000
Directors	50,000

The Compensation Committee has concluded that grants of restricted stock or restricted stock units will not be made to assist individuals in meeting the ownership guidelines. In addition, the Compensation Committee has concluded not to force individuals to make either private or open market purchases of our common stock to meet the ownership guidelines. Rather, the Compensation Committee has concluded that after a period of 5 years, that until such time as the individual is in compliance with these guidelines, 25% of the shares of our common stock issuable upon any OSO exercise or restricted stock unit grant that has vested should be held by the individual in the form of shares of our common stock until such time as the guideline has been met. The failure of an individual to make a good faith effort to meet the guidelines in a timely manner and to maintain their compliance with the guidelines will be a significant factor in the Compensation Committee's and senior management's determinations of the individual's future bonus payments and long-term incentive compensation awards.

Potential Impact on Compensation from Executive Misconduct

If our Board determines that an executive officer has engaged in fraudulent or intentional misconduct, the Board would take action to remedy the misconduct, prevent its recurrence, and impose such discipline on the wrongdoers as would be appropriate. Discipline would vary depending on the facts and circumstances, and may include, without limit, (1) termination of employment, (2) initiating an action for breach of fiduciary duty, and (3) if the misconduct resulted in a significant restatement of the company's financial results, seeking reimbursement of any compensation paid or awarded to the executive that is greater than what would have been paid or awarded if calculated based on the restated financial results. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Section 162(m) of the Internal Revenue Code

The Compensation Committee takes into consideration the tax deductibility limitation of Section 162(m) of the Internal Revenue Code of 1986, or the Code, when making compensation decisions for the company's Named Executive Officers. Generally, Section 162(m) limits the amount of compensation that a public company can deduct for federal income tax purposes to the extent that the compensation is greater than $1.0 million and does not fall within that section's exemptions. Our OSO program is intended to meet the requirements for "qualified performance-based compensation" exempt from these deductibility limitations. However, the Compensation Committee does not believe it is advisable to adopt a strict policy against paying nondeductible compensation, and may do so in appropriate circumstances. At the present time, the determination by the Compensation Committee of the payment of bonuses to our Named Executive Officers does not take into account the tax deductibility of Section 162(m) of the Code.

Compensation Committee Report

The Compensation Committee of the Board has reviewed the Compensation Discussion and Analysis and discussed that analysis with management. Based on its review and discussions with management, the committee recommended to our Board that the Compensation Discussion and Analysis be included in the company's Form 10-K for the year ended December 31, 2006 and the company's Proxy Statement with respect to the 2007 Annual Meeting of Stockholders. This report is provided by the following independent directors, who comprise the committee:

Michael B. Yanney (Chairman)
Richard R. Jaros
Arun Netravali

Summary Compensation Table for 2006

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
James Q. Crowe .... Chief Executive Officer	2006	$706,731	$4,000,000	$1,418,594	$2,578,290	$34,210	$8,737,825
Sunit S. Patel........... Chief Financial Officer	2006	$389,616	$1,700,000	$ 402,662	$ 896,392	$16,484	$3,405,154
Kevin J. O'Hara .... President and COO	2006	$529,231	$2,500,000	$ 690,160	$1,465,554	$51,624	$5,236,569
Charles C. Miller, III.... Exec. VP & Vice Chairman	2006	$461,731	$1,700,000	$ 545,339	$1,031,316	$24,986	$3,763,372
Thomas C Stortz........ Exec. VP & Chief Legal Officer	2006	$412,885	$1,875,000	$ 431,979	$ 904,284	$26,744	$3,650,892
Keith R. Coogan........ CEO Software Spectrum, Inc.(5)	2006	$317,215	$3,709,727	$ 118,625	$ 274,705	$ 8,029	$4,428,301

(1) In February 2007, the Compensation Committee awarded bonuses payable in restricted stock units, or RSUs, along with the cash bonus amounts listed in this column. Each of these cash and equity bonuses were for performance during 2006. The RSU bonuses will vest in three equal installments over three years from the February 2007 date of grant and as such, will be expensed by us ratably during the vesting period commencing in 2007. Pursuant to SEC rules, disclosure for these RSU bonuses will

appear along with disclosure of other compensation for the Named Executive Officers for our fiscal years ended December 31, 2007, 2008 and 2009. We will include the SFAS No. 123R, "Share-Based Payment" or SFAS 123R expense of these grants of RSUs over this three-year vesting period. The RSU bonus amounts awarded in February 2007 were as follows: Mr. Crowe $1.0 million in RSUs, representing 157,536 restricted stock units; Mr. Patel $300,000 in RSUs, representing 47,262 restricted stock units; Mr. O'Hara $500,000 in RSUs, representing 78,768 restricted stock units; Mr. Miller $300,000 in RSUs, representing 47,262 restricted stock units; and Mr. Stortz $375,000 in RSUs, representing 59,076 restricted stock units. Mr. Coogan did not receive this additional equity bonus.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of RSUs granted in 2006 as well as those granted in prior fiscal years. These values have been calculated in accordance with SFAS 123R using the closing price of our common stock on the date of grant. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. For additional information relating to the assumptions made by us in valuing these awards for 2006, refer to note 15 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC. See the Grants of Plan-Based Awards Table for more information on awards made in 2006. The amounts in this column reflect our accounting expense for these awards, and may not correspond to the actual value that will be recognized by the Named Executive Officers.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of outperform stock options, or OSOs, granted to each of the Named Executive Officers in 2006 as well as those granted in prior fiscal years. These values have been calculated in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions we made with respect to the 2006 grants, refer to note 15 of our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC. See the Grants of Plan-Based Awards Table for more information on options granted in 2006. The amounts in this column reflect our accounting expense for these awards, and may not correspond to the actual value that will be recognized by the Named Executive Officers.

(4) See the All Other Compensation Table below for additional information.

(5) Mr. Coogan was the chief executive officer of our Software Spectrum subsidiary, which was sold to Insight Enterprises, Inc. in September 2006. Mr. Coogan is no longer an employee of Level 3 or any of its subsidiaries. However, we are disclosing information with respect to Mr. Coogan as required by SEC rules because of his position as one of our executive officers prior to the sale of our subsidiary.

All Other Compensation Table

The following table describes each component of the All Other Compensation column in the Summary Compensation Table.

Name	Year	Perquisites and Other Personal Benefits ($)(1)	Company Contributions to Savings Plans ($)(2)	Total ($)
James Q. Crowe	2006	12,610	21,600	34,210
Sunit S. Patel	2006	0	21,600	21,600
Kevin J. O'Hara	2006	27,121	24,503	51,624
Charles C. Miller, III	2006	0	24,986	24,986
Thomas C. Stortz	2006	0	26,744	26,744
Keith R. Coogan	2006	0	8,029	8,029

(1) The amounts in this column relate to the personal use of our aircraft by the executive, when that personal use is in conjunction with a business use of the aircraft. These amounts are in addition to the amounts that are paid directly by the executive pursuant to the Aircraft Time-Share Agreement in place with the executive for strictly personal use of our aircraft. This arrangement is described above under the caption "2006 Executive Compensation Components—Perquisites." The calculation of our incremental cost for personal use of our aircraft by these executives is based on the rate that we charge our executives under the Aircraft Time-Share Agreement. This agreement provides that we will charge the individual the incremental cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for 2006 was initially $1,250 per hour, but was raised to $1,500 per hour of use in September 2006. Consistent with this regulation, the rate includes only the variable costs incurred as a result of personal flight activity, including fuel, oil, lubricants, and other additives, travel expenses of the crew, including food, lodging and ground transportation, hanger and tie-down costs away from the aircraft's base of operations, insurance obtained for the specific flight, landing fees, airport taxes and similar assessments, customs, foreign permit and similar fees directly related to the flight, in flight food and beverages, passenger ground transportation, and flight planning and weather contract services. It excludes non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there was any personal use of aircraft.

(2) This column includes company matching contributions to the Named Executive Officer's 401(k) plan account as follows: for each of Messrs. Crowe, Patel, O'Hara, Miller and Stortz, $15,000; and for Mr. Coogan, $8,029. These matching contributions were made to the named executive's 401(k) plan account in the form of units of the Level 3 Stock Fund.

Grants of Plan-Based Awards in 2006

This table provides the following information about equity granted to the Named Executive Officers in 2006: (1) the grant date; (2) the number of shares underlying the RSUs awarded to the Named Executive Officers other than Mr. Coogan, (3) the number of shares underlying OSOs awarded to the Named Executive Officers, (4) the initial strike price of the OSOs, which reflects the closing price of our common stock on the date prior to the grant date and (5) the grant date fair value of each equity award computed under SFAS 123R.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)(3)	Grant Date Fair Value of Stock and Option Awards ($)(4)
James Q. Crowe	1/1/2006		118,750	$2.87	$789,760
	4/1/2006		118,750	$5.18	$744,071
	7/1/2006		118,750	$4.44	$613,533
	10/1/2006		118,750	$5.39	$869,715
	8/11/2006	118,750			$401,002
	11/17/2006	118,750			$568,441
Sunit S. Patel	1/1/2006		38,750	$2.87	$257,711
	4/1/2006		38,750	$5.18	$242,802
	7/1/2006		38,750	$4.44	$200,205
	10/1/2006		38,750	$5.39	$283,802
	8/11/2006	38,750			$130,853
	11/17/2006	38,750			$185,491
Kevin J. O'Hara	1/1/2006		67,500	$2.87	$448,916
	4/1/2006		67,500	$5.18	$422,946
	7/1/2006		67,500	$4.44	$348,745
	10/1/2006		67,500	$5.39	$494,364
	8/11/2006	67,500			$227,938
	11/17/2006	67,500			$323,114
Charles C. Miller, III	1/1/2006		47,500	$2.87	$315,904
	4/1/2006		47,500	$5.18	$297,629
	7/1/2006		47,500	$4.44	$245,413
	10/1/2006		47,500	$5.39	$347,886
	8/11/2006	47,500			$160,401
	11/17/2006	47,500			$227,376
Thomas C. Stortz	1/1/2006		38,750	$2.87	$257,711
	4/1/2006		38,750	$5.18	$242,802
	7/1/2006		38,750	$4.44	$200,205
	10/1/2006		38,750	$5.39	$283,802
	8/11/2006	38,750			$130,853
	11/17/2006	38,750			$185,491
Keith R. Coogan	4/1/2006		32,940	$5.18	$206,398
	7/1/2006		39,528	$4.44	$204,225
	1/1/2006	43,032			$138,356
	8/11/2006	32,940			$111,234

(1) This column shows the number of RSUs granted in 2006 to the Named Executive Officers. Each of these grants of RSUs will have their restrictions lapse in four equal installments on the first, second, third and fourth anniversaries of the date of grant.

(2) This column shows the number of OSOs granted in 2006 to the Named Executive Officers. The number of shares issued upon exercise or settlement of OSOs is subject to increase or decrease based on the relative performance of our common stock when compared with the performance of the S&P 500® Index over the period between the date of grant of the OSO and the date immediately preceding the date of exercise or settlement. OSOs currently outstanding have a success multiplier ranging from zero to four depending upon the performance of our common stock relative to the S&P 500® Index. For details on the formula to determine the number of shares of our common stock that is issued upon exercise or settlement of vested OSOs, please see the discussion under the caption "2006 Executive Compensation Components—Stock Awards—OSOs," above. OSOs awarded in 2006 vest 50% on the first anniversary of the grant date, and the remaining 50% vest in four equal quarterly installments of 12.5% so that the award is fully vested at the end of the second year after the grant date. OSO awards provide for acceleration of vesting in the event of a change of control as defined in our 1995 Stock Plan, as amended.

(3) OSOs have an initial exercise price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This exercise price is referred to as the Initial Price. When an employee elects to exercise an OSO, the Initial Price is adjusted upward or downward—as of the date of that exercise—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the date of exercise of the OSO. For details on the formula to determine the adjustment to the exercise price for OSOs, please see the discussion under the caption "2006 Executive Compensation Components—Stock Awards—OSOs," above.

(4) This column shows the full grant date fair value of RSUs under SFAS 123R and the full grant date fair value of OSOs under SFAS 123R granted to the Named Executive Officers, in 2006. Generally, the full grant date fair value is the amount that the company would expense in its financial statements over the award's vesting schedule. For purposes of the RSUs, fair value is calculated using the closing price of our common stock of $3.75 on August 11, 2006 and $5.33 on November 17, 2006, respectively. For purposes of the OSOs, the fair value is calculated using a calculation value factor of $7.41 for the January 1, 2006 grant, $6.98 for the April 1, 2006 grant, $5.75 for the July 1, 2006 grant and $8.15 for the October 1, 2006 grant. For additional information on the valuation assumptions with respect to the 2006 grants, refer to note 15 of our financial statements in the Form 10-K for the year ended December 31, 2006, as filed with the SEC.

Outstanding Equity Awards at 2006 Fiscal Year End

The following table provides information on the current holdings of OSOs and RSUs by the Named Executive Officers. This table includes unexercised and unvested stock option awards, vested and unvested OSOs and unvested RSUs. Each grant is shown separately for each Named Executive Officer. The vesting schedule for each grant is shown following this table, based on the award grant date. For additional information about the OSO and RSU awards, see the descriptions above under the caption "2006 Executive Compensation Components—Stock Awards" above. Please note that a zero included in the columns under Option Awards indicates that the OSOs comprising that specific grant have a zero dollar value ($0) at December 31, 2006, because our common stock price had not outperformed the S&P 500® Index from the date of award of the OSOs to December 31, 2006.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
James Q. Crowe	1/1/2003	0	0	$7.92	1/1/2007	1,099,143(a)	$6,155,201
	4/1/2003	0	0	$8.65	4/1/2007	112,550(b)	$ 630,280
	7/1/2003	0	0	$9.71	7/1/2007	356,250(c)	$1,995,000
	10/1/2003	0	0	$7.74	10/1/2007	118,750(d)	$ 665,000
	7/1/2005	202,173	67,389	$2.42	7/1/2009	118,750(e)	$ 665,000
	10/1/2005	154,601	92,760	$2.68	10/1/2009		
	1/1/2006	98,902	98,902	$3.27	1/1/2010		
	4/1/2006	0	0	$5.69	4/1/2010		
	7/1/2006	0	53,544	$4.97	7/1/2010		
	10/1/2006	0	0	$5.74	10/1/2010		
Sunit S. Patel.	4/1/2003	0	0	$8.65	4/1/2007	78,772(g)	$ 441,123
	7/1/2003	0	0	$9.71	7/1/2007	32,812(b)	$ 183,747
	10/1/2003	0	0	$7.74	10/1/2007	150,000(f)	$ 840,000
	1/1/2004	0	0	$7.29	1/1/2008	116,250(c)	$ 651,000
	4/1/2004	1,492	0	$5.05	4/1/2008	38,750(d)	$ 217,000
	7/1/2004	38,320	0	$4.37	7/1/2008	38,750(e)	$ 217,000
	10/1/2004	71,781	0	$3.30	10/1/2008		
	1/1/2005	50,750	0	$3.98	1/1/2009		
	7/1/2005	65,973	21,989	$2.42	7/1/2009		
	10/1/2005	50,449	30,269	$2.68	10/1/2009		
	1/1/2006	32,273	32,273	$3.27	1/1/2010		
	4/1/2006	0	0	$5.69	4/1/2010		
	7/1/2006	0	17,472	$4.97	7/1/2010		
	10/1/2006	0	0	$5.74	10/1/2010		
Kevin J. O'Hara	9/30/1997	500,000(3)	0	$5.43	9/30/2007	157,544(g)	$ 882,246
	1/1/2003	0	0	$7.92	1/1/2007	56,250(b)	$ 315,000
	4/1/2003	0	0	$8.65	4/1/2007	225,000(f)	$1,260,000
	7/1/2003	0	0	$9.71	7/1/2007	202,500(c)	$1,134,000
	10/1/2003	0	0	$7.74	10/1/2007	67,500(d)	$ 378,000
	7/1/2005	114,921	38,304	$2.42	7/1/2009	67,500(e)	$ 378,000
	10/1/2005	87,879	52,726	$2.68	10/1/2009		
	1/1/2006	56,218	56,218	$3.27	1/1/2010		
	4/1/2006	0	0	$5.69	4/1/2010		
	7/1/2006	0	30,435	$4.97	7/1/2010		
	10/1/2006	0	0	$5.74	10/1/2010		

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Option Exercise Price ($)(2)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Charles C. Miller, III	1/1/2003	0	0	$7.92	1/1/2007	157,544(g)	$ 882,246
	4/1/2003	0	0	$8.65	4/1/2007	49,687(b)	$ 278,247
	7/1/2003	0	0	$9.71	7/1/2007	165,000(f)	$ 924,000
	10/1/2003	0	0	$7.74	10/1/2007	142,500(c)	$ 798,000
	7/1/2005	80,871	26,954	$2.42	7/1/2009	47,500(d)	$ 266,000
	10/1/2005	61,841	37,103	$2.68	10/1/2009	47,500(e)	$ 266,000
	1/1/2006	39,561	39,561	$3.27	1/1/2010		
	4/1/2006	0	0	$5.69	4/1/2010		
	7/1/2006	0	21,418	$4.97	7/1/2010		
	10/1/2006	0	0	$5.74	10/1/2010		
Thomas C. Stortz	1/1/2003	0	0	$7.92	1/1/2007	78,772(g)	$ 441,123
	4/1/2003	0	0	$8.65	4/1/2007	37,500(b)	$ 210,000
	7/1/2003	0	0	$9.71	7/1/2007	180,000(f)	$1,008,000
	10/1/2003	0	0	$7.74	10/1/2007	116,250(c)	$ 651,000
	1/1/2004	0	0	$7.29	1/1/2008	38,750(d)	$ 217,000
	4/1/2004	1,492	0	$5.05	4/1/2008	38,750(e)	$ 217,000
	7/1/2004	43,795	0	$4.37	7/1/2008		
	10/1/2004	82,036	0	$3.30	10/1/2008		
	1/1/2005	58,000	0	$3.98	1/1/2009		
	7/1/2005	65,973	21,989	$2.42	7/1/2009		
	10/1/2005	50,449	30,269	$2.68	10/1/2009		
	1/1/2006	32,273	32,273	$3.27	1/1/2010		
	4/1/2006	0	0	$5.69	4/1/2010		
	7/1/2006	0	17,472	$4.97	7/1/2010		
	10/1/2006	0	0	$5.74	10/1/2010		
Keith R. Coogan(4)		0	0			0	$ 0

(1) With the exception of the reference to 500,000 for Mr. O'Hara, the number of shares of our common stock indicated in this column is the result of determining the OSO value at December 31, 2006, and has been computed based upon the OSO formula and multiplier as of that date and the closing sale price of our common stock on that date. The value of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the OSO award until the award is exercised. Since the value of an OSO depends on the degree to which our common stock outperforms the index, the number of shares issued upon exercise of a vested OSO will change from time to time. The 500,000 reference for Mr. O'Hara relates to a grant of non-qualified stock options enabling Mr. O'Hara to purchase 500,000 shares of our common stock. See note (3) below.

(2) OSOs have an initial strike price that is equal to the closing market price of our common stock on the trading day immediately prior to the date of grant. This initial strike price is referred to as the Initial Price. When an employee elects to exercise an OSO, the Initial Price is adjusted upward or downward—as of the date of that exercise—by a percentage that is equal to the aggregate percentage increase or decrease in the S&P 500® Index over the period beginning on the date of grant and ending on the trading day immediately preceding the date of exercise of the OSO. The amounts shown in this column represent the adjusted exercise price for the OSOs as of December 31, 2006.

(3) Represents non-qualified stock options granted to Mr. O'Hara in 1997. These non-qualified stock options are fully vested at December 31, 2006.

(4) Mr. Coogan is no longer an employee of Level 3 or any of its subsidiaries, and was not an employee on December 31, 2006.

Vesting Information

OSOs

OSOs vest 50% on the first anniversary of the grant date, and the remaining 50% vest in equal quarterly installments so that the award is fully vested at the end of the second year after the date of the award. OSO awards provide for acceleration of vesting in the event of a change of control as defined in our 1995 Stock Plan, as amended.

RSUs

(a) vests 100% on May 3, 2008; provided that if our insider trading policy does not permit the sale of our common stock by insiders on that date, the vesting is automatically delayed until the first trading day on which such trading is permitted under that policy.

(b) vests 100% on April 1, 2007; provided that if our insider trading policy does not permit the sale of our common stock by insiders on that date, the vesting is automatically delayed until the first trading day on which such trading is permitted under that policy.

(c) vests in equal installments on July 1, 2007, 2008 and 2009.

(d) vests in equal installments on July 1, 2007, 2008, 2009 and 2010.

(e) vests in equal installments on October 1, 2007, 2008, 2009 and 2010.

(f) vests in equal installments on April 1, 2007, 2008 and 2009; provided that if our insider trading policy does not permit the sale of our common stock by insiders on that date, the vesting is automatically delayed until the first trading day on which such trading is permitted under that policy.

(g) vests in equal installments on February 21, 2007 and 2008; provided that if our insider trading policy does not permit the sale of our common stock by insiders on that date, the vesting is automatically delayed until the first trading day on which such trading is permitted under that policy.

Options Exercised and Stock Vested in 2006

The following table provides information, for the Named Executive Officers, on (1) OSO exercises during 2006, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the vesting of RSUs and the value realized, in each case before payment of any applicable withholding tax and broker commissions. Mr. Coogan was the only Named Executive Officer who exercised OSOs during 2006.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James Q. Crowe	0	$ 0	112,500	$585,000
			118,750	$473,813
Sunit S. Patel	0	$ 0	39,387	$134,704
			69,444	$233,332
			32,813	$170,628
			50,000	$260,000
			38,750	$154,613
Kevin J. O'Hara	0	$ 0	78,773	$269,404
			56,250	$292,500
			75,000	$390,000
			67,500	$269,325
Charles C. Miller, III	0	$ 0	78,773	$269,404
			49,688	$258,378
			55,000	$286,000
			47,500	$189,525
Thomas C. Stortz	0	$ 0	39,387	$134,704
			37,500	$195,000
			60,000	$312,000
			38,750	$154,613
Keith R. Coogan	25,671	$136,569	23,907	$124,316
	3,661	$ 19,474	23,907	$ 95,389
	5,584	$ 29,702	23,907	$123,121
	35,088	$186,665	21,516	$110,807
	3,372	$ 17,939		
	21,191	$112,736		
	1,026	$ 5,393		
	186	$ 974		
	3,467	$ 18,233		
	494	$ 2,595		
	11,422	$ 60,175		
	1,817	$ 9,568		
	12,204	$ 64,285		
	1,941	$ 10,224		

Potential Payments Upon Termination

As described in the Compensation Discussion and Analysis above, the Named Executive Officers do not have employment, severance or change of control agreements with us. The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if the Named Executive Officer's employment had terminated on December 31, 2006, given the Named Executive Officer's compensation and, if applicable, based on our closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under our 401(k) plan, disability benefits and accrued vacation pay. As the Named Executive Officers do not have severance agreements or other special arrangements in connection with a possible layoff, this presentation does not reflect benefits that may be available in such situations under company plans and arrangements that are available to all salaried employees on a non-discriminatory basis.

Due to the number of factors that affect the nature and amount of any benefits provided upon the occurrence of the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, our common stock price and the executive's age.

Death, Disability and Retirement. If one of the Named Executive Officers were to die, become disabled or retire, any unexercisable OSOs granted would become and remain exercisable until the earlier of (i) one year from the date of death, disability or retirement and (ii) the expiration date of the grant. In addition, any remaining restrictions on awards of RSUs would lapse immediately. For these purposes, "disability" generally means total disability, resulting in the grantee being unable to perform his job. At December 31, 2006, Messrs. Crowe and Stortz are the only Named Executive Officers who were eligible to retire pursuant to our retirement policy.

Mr. O'Hara is the only Named Executive Officer who holds non-qualified stock options. Mr. O'Hara's non-qualified stock options are fully vested.

The information presented in the following table is provided with respect to OSOs that will become exercisable and RSUs the restrictions upon which will lapse upon the death or disability of the Named Executive Officers. Information with respect to OSOs, or non-qualified stock options in the case of Mr. O'Hara, that are currently exercisable is not included as the ability of the Named Executive Officers to exercise those instruments is not affected by these events. The information provided for Messrs. Crowe and Stortz would be the same information that would be presented to show the value of awards upon their retirement. OSO value is determined based upon the OSO mechanisms described above as of December 31, 2006. RSU value is determined based on the closing price of our common stock on December 31, 2006.

	OSOs	RSUs	Total
James Q. Crowe	$1,750,529	$10,110,481	$11,861,010
Sunit S. Patel	$ 571,219	$ 2,549,870	$ 3,121,089
Kevin J. O'Hara	$ 995,024	$ 4,347,246	$ 5,342,270
Charles C. Miller, III	$ 700,197	$ 3,414,493	$ 4,114,690
Thomas C. Stortz	$ 571,219	$ 2,744,123	$ 3,315,342

Change of Control. As described above in the Compensation Discussion and Analysis, OSOs will automatically be exercised and cashed out upon the occurrence of a change of control of Level 3 Communications, Inc. as defined in our 1995 Stock Plan, and any remaining restrictions on RSUs would lapse immediately upon such a change of control of Level 3 Communications, Inc. The following table summarizes the dollar value, as of December 31, 2006, of these accelerations assuming that a change of control of Level 3 Communications, Inc. or termination of the Named Executive Officers had occurred on December 31, 2006.

Mr. O'Hara is the only Named Executive Officer who holds non-qualified stock options. Mr. O'Hara's non-qualified stock options are fully vested.

OSO value is determined based upon the OSO mechanisms for a change of control described above, and is calculated at the highest value during the 60 day period prior to December 31, 2006, as dictated by the terms of the OSO awards.

	OSO	RSU	Total
James Q. Crowe	$5,130,119	$10,110,481	$15,240,600
Sunit S. Patel	$2,797,960	$ 2,549,870	$ 5,347,830
Kevin J. O'Hara	$2,916,069	$ 4,347,246	$ 7,263,315
Charles C. Miller, III	$2,052,049	$ 3,414,493	$ 5,466,542
Thomas C. Stortz	$2,956,247	$ 2,744,123	$ 5,700,370

In addition, we will provide gross-ups for our Named Executive Officers from any taxes due under Section 4999 of the Internal Revenue Code of 1986 incident to a change of control. The effects of Section 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive's personal compensation history. As of December 31, 2006, no Named Executive Officer would have received a gross-up for any taxes due under Section 4999 of the Internal Revenue Code of 1986.

Our Named Executive Officers do not have any non-compete agreements.

In connection with the sale of Software Spectrum in September 2006, Mr. Coogan's OSOs that were not exercisable immediately prior to the sale of Software Spectrum became exercisable, and 45,423 RSUs had their restrictions lapse. The value of these OSOs and RSU accelerations were $84,477 and $233,928, respectively.

Director Compensation

During 2006, each of our directors who was not employed by us during 2006 earned fees consisting of a $50,000 annual cash retainer. The directors who serve as the chairmen of the Compensation Committee and the Nominating and Governance Committee each earned an additional $20,000 annual cash retainer for serving as chairmen of those committees. The chairman of the Audit Committee receives an additional $30,000 for serving as chairman of that committee. Any member of the Board who was not employed by us during 2006 earned a $10,000 annual cash retainer for each non-chair membership on the Compensation and Nominating and Governance Committees. Any member of the Board who was not employed by us during 2006 earned a $15,000 annual cash retainer for membership on the Audit Committee. These payments are made on a quarterly basis. Walter Scott, Jr., our Chairman of the Board, received an annual cash retainer of $250,000 for serving as our Chairman of the Board. This retainer is paid on a monthly basis.

We also compensate our non-employee directors with grants of restricted stock. Each non-employee member of the Board receives quarterly grants of restricted stock having a value of $37,500 at the time of grant which amount to an annual aggregate grant value of $150,000 for each such director. The number of shares of restricted stock granted is determined by dividing $37,500 by the closing price of our common stock on the NASDAQ Global Select Market on the last trading day of the quarter. Walter Scott, Jr., our Chairman of the Board, receives quarterly grants of restricted stock having a value of $45,000 at the time of grant which amount to an annual aggregate grant value of $180,000. The number of shares of restricted stock granted to Mr. Scott is determined by dividing $45,000 by the closing price of our common stock on the NASDAQ Global Select Market on the last trading day of the quarter. These shares of restricted stock granted for 2006 compensation will generally vest 100% on the later of 1) April 1, 2007 and 2) the first trading day on which transactions in our securities are permitted by our insider trading policy after April 1, 2007 if trading is not permitted on April 1, 2007.

We also award an initial grant of shares of restricted stock to new members of our Board. This initial grant has a value of $150,000 on the date of grant. This initial grant of restricted stock vests 100% on the third anniversary of the date of grant. During 2006, we did not have any initial grants of restricted stock. Messrs. Ellis and Yates are the only current directors holding restricted stock from their initial grant.

We reimburse our non-employee directors for travel, lodging and other reasonable out-of-pocket expenses in connection with the attendance at Board, committee and stockholder meetings, as well as for other reasonable expenses related to service on the Board. We also provide liability insurance for our directors and officers. A group of insurance companies provides this coverage, with XL Specialty Insurance Company as the primary carrier, which extends until March 2008. The annual cost of this coverage is approximately $4 million.

We do not maintain any pension, nonqualified defined contribution or other deferred compensation plans for our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Walter Scott, Jr. Chairman......	$250,000	$180,000	$8,693	$77,944(3)	$516,637
James O. Ellis, Jr...............	$ 60,000	$200,000	$ —	$ —	$260,000
Richard R. Jaros...............	$ 60,000	$150,000	$ —	$ —	$210,000
Robert E. Julian...............	$ 80,000	$150,000	$ —	$ —	$230,000
Arun Netravali	$ 60,000	$150,000	$ —	$ —	$210,000
John T. Reed..................	$ 85,000	$150,000	$ —	$ —	$235,000
Michael B. Yanney.............	$ 80,000	$150,000	$ —	$ —	$230,000
Albert C. Yates................	$ 65,000	$200,000	$ —	$ —	$265,000

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of shares of restricted stock granted in 2006 as well as those granted in prior fiscal years. These values have been calculated in accordance with SFAS 123R using the closing price of our common stock on the date of grant. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. For additional information relating to the assumptions made by us in valuing these awards for 2006, refer to note 15 of our financial statements in our Form 10-K for the year ended December 31, 2006, as filed with the SEC. The amounts in this column reflect our accounting expense for these awards, and may not correspond to the actual value that will be recognized by the non-employee directors. The full grant date fair value of the restricted stock issued to our non-employee directors during 2006 is as follows: Mr. Walter Scott—$180,000; and all other non-employee directors—$150,000.

The following indicates the shares of restricted stock held by our non-employee directors at December 31, 2006:

Walter Scott, Jr.	35,207
James O. Ellis, Jr.	96,005
Richard R. Jaros	29,338
Robert E. Julian...	29,338
Arun Netravali...	29,338
John T. Reed	29,338
Michael B. Yanney	29,338
Albert C. Yates	96,005

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of outperform stock options, or OSOs, granted to Mr. Walter Scott, Jr. in years prior to 2006. These values have been calculated in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the effect of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions we made with respect to these grants, refer to note 15 of our financial statements in our Form 10-K for the year ended December 31, 2006, as filed with the SEC. The amounts in this column reflect our accounting expense for these awards, and may not correspond to the actual value that will be recognized by Mr. Scott. At December 31, 2006, Mr. Scott held 84,175 OSOs, which equated to 35,583 shares of our common stock if Mr. Scott had exercised all of those OSOs on December 31, 2006.

(3) We provide secretarial services to Mr. Scott. The amount indicated represents our incremental costs for the provisions of those secretarial services.

Certain Relationships and Related Transactions

Review and Approval of Related Party Transactions. We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members are participants to determine whether these persons have a direct or indirect material interest. Members of our Legal Department are primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the company or a related person are disclosed in our proxy statement. In addition, our Audit Committee reviews and approves or ratifies any related person transaction that has a value equal to or in excess of $50,000. In the course of its review and approval or ratification of a related party transaction that meets this threshold, the Audit Committee will consider:

- the benefits to the company;
- the effect on a director's independence in the event the related party is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer;
- the availability of other sources for comparable products or services;
- the terms of the transaction;
- the terms available to unrelated third parties or to employees generally; and
- any other matters the Audit Committee deems appropriate.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction; provided, however, that such member may be counted in determining the presence of a quorum at a meeting of the committee that considers the transaction.

Related Party Transactions

Company Aircraft. We permit the personal use of our aircraft by certain members of our senior management. This personal use of our aircraft is done pursuant to an Aircraft Time-Share Agreement, which provides that we will charge the individual the cost to operate the aircraft as allowed by Part 91 of the U.S. Federal Aviation Administration regulations for personal use of corporate aircraft. The rate used for 2006 was initially $1,250 per hour, but was raised to $1,500 per hour of use in September 2006. We received a total payment in the amount of $167,468.96 from Mr. Crowe, under his agreement for the period January 1, 2006 to December 31, 2006, and a total payment in the amount of $94,105.58 from Mr. O'Hara under his agreement for the same period.

We note that when a guest accompanies a member of our senior management on business travel, we impute as income the cost of that additional travel to that executive. To calculate the amount of imputed income, we use the Internal Revenue Service's Standard Industry Fare Level, or SIFL, rates. For 2006, Mr. Crowe had $12,610 of imputed income and Mr. O'Hara had $27,121 of imputed income.

For additional information regarding the use of personal aircraft, please see "Compensation Discussion and Analysis—2006 Executive Compensation Components—Perquisites" above.

Southeastern Asset Management. Pursuant to the amended Schedule 13G filed by Southeastern Asset Management, Inc. with the SEC on February 13, 2007, or the Southeastern Schedule 13G, Southeastern Asset Management may be deemed to be the beneficial owner of approximately 22% of the Level 3 common stock. Southeastern Asset Management is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. All of the securities covered by the Southeastern Schedule 13G are owned legally by its investment advisory clients and none are owned directly or indirectly by Southeastern Asset Management. In the Southeastern Schedule 13G, and as permitted by SEC rules, Southeastern Asset Management states that the filing of the Southeastern Schedule 13G shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by the Southeastern Schedule 13G.

Similarly, in Southeastern Schedule 13G, Southeastern Asset Management reports that the Southeastern Schedule 13G is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of Southeastern Asset Management's voting securities. Southeastern Asset Management indicates that the existence of such control is expressly disclaimed, and that Mr. Hawkins does not own directly or indirectly any securities covered by the statement for his own account. Again, as permitted by SEC rules, Southeastern Asset Management states that the filing of the Southeastern Schedule 13G shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by the Southeastern Schedule 13G.

As a result of these disclosures, Mr. Hawkins may be deemed to have an indirect material interest in transactions that are entered into between us and Southeastern Asset Management and its investment advisory clients.

On January 11, 2007, we entered into an Exchange Agreement with Southeastern Asset Management, on behalf of its investment advisory clients, and Legg Mason Opportunity Trust pursuant to which Southeastern Asset Management and Legg Mason Opportunity Trust agreed to exchange approximately $490 million aggregate principal amount of our 10% Convertible Senior Notes due 2011 for a total of approximately 160.1 million shares of Level 3 common stock and the payment in cash of accrued and unpaid interest on these convertible notes to the closing date of the transaction. This exchange transaction was completed on January 18, 2007.

REVERSE STOCK SPLIT PROPOSAL

Again this year, we are asking stockholders to approve a proposal to grant the Board discretionary authority to effect a reverse stock split pursuant to one of four alternative ratios. This proposal is essentially identical to the proposal that was approved by our stockholders at the 2005 and 2006 Annual Meetings.

A reverse stock split would reduce the number of outstanding shares of our common stock, and the holdings of each stockholder, according to the same formula. The proposal calls for four possible reverse stock split ratios: 1-for-5, 1-for-10, 1-for-15 and 1-for-20. If the proposal is approved, the Board may in its discretion implement a reverse stock split using one of the ratios included in the proposal at any time prior to May 24, 2008. The Board will also have the sole discretion not to effect any reverse stock split.

The Board did not elect to exercise its discretionary authority to implement a reverse stock split that was given at the 2006 Annual Meeting because the Board did not conclude that market conditions and circumstances warranted the implementation of a reverse stock split. We are asking stockholders to approve this proposal again at the 2007 Annual Meeting for the reasons that we describe below.

If the proposal is approved, the Board will have the discretion to effect one reverse stock split at any time prior to May 24, 2008 using one of the approved ratios, or to choose not to effect a reverse stock split at all, based on its determination of which action is in the best interests of Level 3 and its stockholders. The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that this proposal is no longer in the best interests of our stockholders.

We currently have 2.25 billion authorized shares of common stock. As of March 31, 2007, the record date for the Annual Meeting, 1,526,256,959 shares of common stock were outstanding. "Authorized" shares represent the number of shares of common stock that we are permitted to issue under our Restated Certificate of Incorporation. Since we do not have any shares of our common stock that we have repurchased, which are referred to as "treasury shares," the number of shares of common stock "outstanding" represents the number of shares of common stock that we have actually issued from the pool of authorized shares of common stock. The reverse stock split, if implemented, would have the principal effect of reducing both the outstanding number of shares of common stock and the authorized number of shares of common stock by the ratio selected by the Board, and, except for the effect of fractional shares, each stockholder's proportionate ownership interest in the company would be the same immediately before and after the reverse stock split.

Purposes of the Reverse Stock Split

The purpose of implementing a reverse stock split would be to attempt to increase the per share trading value of our common stock. Our Board intends to effect the proposed reverse stock split only if the implementation of a reverse stock split is determined by the Board to be in the best interest of Level 3 and its stockholders. If the trading price of our common stock increases without a reverse stock split, the Board may exercise its discretion not to implement a reverse split.

We believe that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, we may be able to raise our common stock price to a level where our common stock would be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. A higher stock price after a reverse stock split should reduce this concern.

The combination of lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of our common stock.

Our common stock currently trades on the NASDAQ Stock Market under the symbol "LVLT." The NASDAQ Stock Market has several continued listing criteria that companies must satisfy in order to remain listed on the exchange. One of these criteria is that the Level 3 common stock have a trading price that is greater than or equal to $1.00 per share. Today, Level 3 meets all of the NASDAQ Stock Market's continued listing criteria, including the minimum trading price requirement. Although we do not believe that we currently have an issue relating to the continued listing of our common stock on the NASDAQ Stock Market, we believe that approval of this proposal would provide the Board with the ability to meet the continued listing standard in the future, to the extent that our common stock price would not otherwise meet the minimum trading requirement.

The Board believes that stockholder approval of four potential exchange ratios (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of a reverse stock split. If the stockholders approve this proposal, the Board would effect a reverse stock split only upon the Board's determination that a reverse stock split would be in the best interests of the stockholders at that time. To effect a reverse stock split, the Board would set the timing for such a split and select the specific ratio from among the four ratios described in this Proxy Statement. No further action on the part of stockholders will be required to either implement or abandon the reverse stock split. If the proposal is approved by stockholders, and the Board determines to implement any of the reverse stock split ratios, we would communicate to the public, prior to the effective date of the reverse split, additional details regarding the reverse split, including the specific ratio the Board selects.

You should keep in mind that the implementation of a reverse stock split does not have an effect on the actual or intrinsic value of the Level 3 business or your proportional ownership in Level 3. You should also consider that in many cases, the market price of a company's shares declines after a reverse stock split.

Certain Risks Associated with the Reverse Stock Split

There can be no assurance that the total market capitalization of our common stock (the aggregate value of all Level 3 common stock at the then market price) after the implementation of a reverse stock split will be equal to or greater than the total market capitalization before a reverse stock split or that the per share market price of our common stock following a reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split.

There can be no assurance that the market price per new share of our common stock after a reverse stock split will remain unchanged or increase in proportion to the reduction in the number of old shares of our common stock outstanding before a reverse stock split. For example, based on the closing price of our common stock on March 30, 2007 of $6.10 per share, if the Board were to implement the reverse stock split and utilize a ratio of 1-for-10, we cannot assure you that the post-split market price of our common stock would be $61.00 (that is, $6.10 × 10) per share or greater. In many cases, the market price of a company's shares declines after a reverse stock split.

Accordingly, the total market capitalization of our common stock after a reverse stock split when and if implemented may be lower than the total market capitalization before the reverse stock split. Moreover, in the future, the market price of our common stock following a reverse stock split may not exceed or remain higher than the market price prior to the reverse stock split.

If a reverse stock split is effected, the resulting per-share stock price may not attract institutional investors or investment funds and may not satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve.

While the Board believes that a higher stock price may help generate investor interest, there can be no assurance that a reverse stock split will result in a per-share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of our common stock may not necessarily improve.

A decline in the market price of our common stock after a reverse stock split is implemented may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common stock could be adversely affected following such a reverse stock split.

If a reverse stock split is effected and the market price of our common stock declines, the percentage decline may be greater than would occur in the absence of a reverse stock split. The market price of our common stock will, however, also be based on our performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Principal Effects of the Reverse Stock Split

If approved and implemented, the principal effects of a reverse stock split would include the following:

- depending on the ratio for the reverse stock split selected by the Board, each 5, 10, 15 or 20 shares of our common stock that you own will be combined into one new share of common stock;
- the number of shares of common stock issued and outstanding will be reduced proportionately based on the ratio selected by the Board;
- the total number of shares of common stock that we are authorized to issue will be reduced proportionately based on the ratio selected by the Board;
- appropriate adjustments will be made to stock options, outperform stock options and other securities convertible into shares of our common stock granted under our plans to maintain the economic value of the awards;
- the number of shares reserved for issuance under our 1995 Stock Plan will be reduced proportionately based on the ratio selected by the Board (and any other appropriate adjustments or modifications will be made under the plans); and
- the conversion price of our convertible subordinated notes and the number of shares reserved for issuance upon conversion will be adjusted in accordance with their terms based on the ratio selected by the Board.

The common stock resulting from a reverse stock split will remain fully paid and non-assessable. A reverse stock split will not affect the public registration of the common stock under the Securities Exchange Act of 1934.

If implemented, a reverse stock split would not have any effect on our current dividend policy. Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, we are effectively restricted under certain debt covenants from paying cash dividends on shares of our common stock.

A reverse stock split would not, by itself, affect our assets or business prospects. Also, if approved and implemented, a reverse stock split may result in some stockholders owning "odd lots" of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in "round lots" of even multiples of 100 shares. The Board believes, however, that these potential effects are outweighed by the benefits of a reverse stock split.

Fractional Shares

No fractional certificates will be issued in connection with a reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares of common stock not evenly divisible by the number selected by the Board for a reverse stock split ratio will be entitled, upon surrender of any certificate(s) representing such shares, to a cash payment in lieu thereof. We would arrange for a third party to aggregate the fractional shares of registered stockholders, sell them in the open market and deliver the proceeds to those stockholders. We will pay any brokerage commissions in connection with that sale.

Stockholders who otherwise would be entitled to receive fractional shares will only be entitled to a cash payment in lieu of such shares and will no longer have any rights as a stockholder with respect to the shares of common stock that would have been exchanged for such fractional shares.

Authorized Shares

A reverse stock split would affect all issued and outstanding shares of Level 3 common stock and outstanding rights to acquire Level 3 common stock. Upon the effectiveness of a reverse stock split, the total number of shares of common stock that we are authorized to issue would be reduced proportionately based on the ratio selected by the Board. As of the record date for the Annual Meeting, we had 2.25 billion shares of authorized common stock and approximately 1.526 billion shares of common stock issued and outstanding. Authorized but unissued shares will be available for issuance, and we may issue these shares in the future. If we issue additional shares, the ownership interest of holders of our common stock will be diluted.

Accounting Matters

The par value of the common stock will remain at $.01 per share after a reverse stock split. As a result, as of the effective time, the stated capital on our balance sheet attributable to our common stock would be reduced proportionately based on the reverse stock split ratio selected by the Board, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. In future financial statements, we would restate net income or loss and other per share amounts for periods ending before a reverse stock split to give retroactive effect to the reverse stock split.

Procedure for Effecting a Reverse Stock Split and Exchange of Stock Certificates

If stockholders approve the proposal and the Board decides to implement a reverse stock split, we will file with the Secretary of State of the State of Delaware a certificate of amendment to our Restated Certificate of Incorporation. A reverse stock split will become effective at the time and on the date of filing of, or at such later time as is specified in, the certificate of amendment, which we refer to as the "effective time" and "effective date," respectively. Beginning at the effective time, each certificate representing shares of common stock will be deemed for all corporate purposes to evidence ownership of the number of whole shares into which the shares previously represented by the certificate were combined pursuant to the reverse stock split. The text of the certificate of amendment would be in substantially the form attached hereto as Annex 2, except that the text of the form may be altered for any changes required by the

Secretary of State of the State of Delaware and changes deemed necessary or advisable by the Board, including the insertion of the effective time, effective date, number of authorized shares and the reverse stock split ratio selected by Board.

Upon a reverse stock split, we intend to treat stockholders holding our common stock in "street name," through a bank, broker or other nominee, in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect a reverse stock split for their beneficial holders holding our common stock in "street name." However, these banks, brokers or other nominees may have different procedures than registered stockholders for processing a reverse stock split. If you hold your shares with a bank, broker or other nominee and if you have any questions in this regard, we encourage you to contact your nominee.

Following any reverse stock split, stockholders holding physical certificates would need to exchange those certificates for new certificates and a cash payment in lieu of any fractional shares, and we expect that the common stock would receive a new CUSIP number.

If a reverse stock split is implemented, Wells Fargo Shareowner Services, our transfer agent, will advise registered stockholders of the procedures to be followed to exchange certificates in a letter of transmittal to be sent to stockholders. No new certificates will be issued to a stockholder until the stockholder has surrendered the stockholder's outstanding certificate(s), together with the properly completed and executed letter of transmittal, to the bank. Any old shares submitted for transfer, whether pursuant to a sale, other disposition or otherwise, will automatically be exchanged for new shares. **Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) until requested to do so.**

No Appraisal Rights

Stockholders do not have appraisal rights under Delaware General Corporation Law or under our certificate of incorporation in connection with the reverse stock split.

Reservation of Right to Abandon Reverse Stock Split

We reserve the right to abandon a reverse stock split without further action by our stockholders at any time before the effectiveness of the filing with the Secretary of State of the State of Delaware of the certificate of amendment to our Restated Certificate of Incorporation, even if the authority to effect a reverse stock split has been approved by our stockholders at the Annual Meeting. By voting in favor of a reverse stock split, you are expressly also authorizing the Board to determine not to proceed with, and abandon, a reverse stock split if it should so decide.

Certain Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of a reverse stock split. This discussion is based on the Internal Revenue Code, the Treasury Regulations promulgated thereunder, published statements by the Internal Revenue Service and other applicable authorities on the date of this Proxy Statement, all of which are subject to change, possibly with retroactive effect. This discussion does not address the tax consequences to holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. Further, it does not address any state, local or foreign income or other tax consequences. This summary also assumes that the shares of common stock held immediately prior to the effective time of the reverse stock split (the "old shares") were, and the new shares received will be, held as a "capital asset," as defined in the Internal Revenue Code (generally, property held for investment).

Subject to the discussion below concerning the treatment of the receipt of cash payments instead of fractional shares, we believe that the material U.S. federal income tax consequences of a reverse stock split would be as follows:

- Level 3 will not recognize any gain or loss as a result of the reverse stock split.
- You will not recognize any gain or loss as a result of the reverse stock split, except with respect to cash received instead of fractional shares.
- The aggregate adjusted basis of the shares of each class of our common stock you hold following the reverse stock split will be equal to your aggregate adjusted basis immediately prior to the reverse stock split, reduced by any tax basis attributable to a fractional share.
- Your holding period for the common stock you continue to hold after the reverse stock split will include your holding period for the common stock you held immediately prior to the reverse stock split.

In general, if you receive cash instead of a fractional share of our common stock, you will recognize capital gain or loss based on the difference between the amount of cash received and your adjusted basis in the fractional share. The capital gain or loss will constitute long-term capital gain or loss if your holding period for our common stock is greater than one year as of the date of the reverse stock split. The deductibility of capital losses is subject to limitations.

Our beliefs regarding the tax consequences of the reverse stock split is not binding on the Internal Revenue Service or the courts. **Accordingly, we urge you to consult with your own tax advisor with respect *to all of the potential tax consequences to you of the reverse stock split.***

Vote Required

The affirmative vote of a majority of the outstanding shares of common stock is required for approval of this proposal.

The Board unanimously recommends a vote FOR the approval of the Reverse Stock Split Proposal.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of April 2, 2007, by Level 3's directors, the Named Executive Officers, and the directors and executive officers as a group, and each person known by the company to beneficially own more than five percent of our outstanding common stock.

Name	Number of Shares of Common Stock†	Percent of Common Stock Beneficially Owned(%)
James Q. Crowe(1)	7,764,335	*
Sunit S. Patel(2)	1,004,887	*
Kevin J. O'Hara(3)	2,377,255	*
Charles C. Miller, III(4)	914,480	*
Thomas C. Stortz(5)	1,327,750	*
Walter Scott, Jr.(6)	29,077,418	1.9
James O. Ellis, Jr.	168,060	*
Richard R. Jaros	1,082,450	*
Robert E. Julian(7)	4,166,970	*
Arun Netravali	191,164	*
John T. Reed(8)	314,693	*
Michael B. Yanney(9)	236,993	*
Albert C. Yates	168,060	*
Directors and Executive Officers as a Group (16 persons)(10)	50,489,642	3.2
Southeastern Asset Management, Inc.(11)	287,292,550	22.4
FMR Corp. and Edward C. Johnson 3d(12)	143,304,465	11.7
Legg Mason(13)	104,397,625	8.8
AXA Financial, Inc.(14)	82,955,592	8.3

* Less than 1%.

† It is our practice to include in this table the number of shares of our common stock issuable upon exercise of outperform stock options, if any, which are exercisable within 60 days. The value of the outperform stock options is dependent upon the extent to which our common stock has outperformed the results of the S&P® 500 Index. The number of shares of our common stock issuable upon exercise of an outperform stock option has been calculated based upon the closing price of our common stock on April 2, 2007. The number of shares issuable upon exercise of an outperform stock option, however, is subject to change to the extent that the relationship between the price of our common stock and the results of the S&P® 500 Index change. Therefore, any shares of our common stock that may become issuable upon exercise of outperform stock options as a result of the change in such relationship occurring after the date of this Proxy Statement will not be reflected in this table.

(1) Includes 520,000 shares of our common stock held by The Cherry Creek Trust, of which Mr. Crowe is the sole beneficiary and 112,500 restricted stock units, the restrictions on which will lapse within 60 days of April 2, 2007. Also includes 583,744 shares of our common stock issuable upon exercise of vested outperform stock options and outperform stock options that vest within 60 days of April 2, 2007.

(2) Includes 15,000 shares of our common stock held in an individual retirement account by Mr. Patel and 82,812 restricted stock units, the restrictions on which will lapse within 60 days of April 2, 2007. Also includes 381,764 shares of our common stock issuable upon exercise of vested outperform stock options and outperform stock options that vest within 60 days of April 2, 2007.

(3) Includes 46,000 shares of our common stock held by Kevin J. O'Hara Family LTD Partnership. Includes 500,000 shares of our common stock subject to vested non-qualified stock options. Includes 131,250 restricted stock units, the restrictions on which will lapse within 60 days of April 2, 2007. Also includes 331,817 shares of our common stock issuable upon exercise of vested outperform stock options and outperform stock options that vest within 60 days of April 2, 2007.

(4) Includes 104,687 restricted stock units, the restrictions on which will lapse within 60 days of April 2, 2007. Also includes 233,500 shares of our common stock issuable upon exercise of vested outperform stock options and outperform stock options that vest within 60 days of April 2, 2007.

(5) Includes 97,500 restricted stock units, the restrictions on which will lapse within 60 days of April 2, 2007. Also includes 408,590 shares of our common stock issuable upon exercise of vested outperform stock options and outperform stock options that vest within 60 days of April 2, 2007.

(6) Includes 99,700 shares of our common stock held by the Suzanne Scott Irrevocable Trust as to which Mr. Scott shares voting and investment powers, 383,503 shares of our common stock issuable upon conversion of $25 million in principal amount of our 6% convertible subordinated notes that Mr. Scott holds directly, 53,690 shares issuable upon conversion of $3.5 million in principal amount of our 6% convertible subordinated notes that Mr. Scott holds indirectly and 400,975 shares of our common stock held indirectly by Mr. Scott. In addition, this includes 1,514,840 shares of our common stock issuable upon the exercise of warrants held by Mr. Scott. Also includes 46,742 shares of our common stock issuable upon exercise of vested outperform stock options and outperform stock options that vest within 60 days of April 2, 2007.

(7) Includes 1,000,000 shares of our common stock held by Julian Properties, LP, of which Mr. Julian is the sole general partner.

(8) Includes 61,000 shares of our common stock held by Reed Partners, LP, of which Mr. Reed and his spouse are the sole general partners.

(9) Includes 2,100 shares of our common stock held in Mr. Yanney's individual retirement account and 40,000 shares of our common stock held by The Burlington Capital Group, LLC, of which Mr. Yanney and his spouse own approximately 47% of the outstanding membership interests. The Burlington Capital Group, LLC has pledged all of its marketable securities, including the 40,000 shares of our common stock, to secure a line of credit from a commercial bank.

(10) Includes 700,000 shares of our common stock subject to vested non-qualified stock options and 725,155 shares of our common stock issuable upon the lapse of restrictions on restricted stock units within 60 days of April 2, 2007. Also includes 1,514,840 shares of our common stock issuable upon the exercise of warrants and 437,193 shares issuable upon conversion of our 6% Convertible Subordinated Notes due 2009. Also includes 2,477,130 shares of our common stock issuable upon exercise of vested outperform stock options and outperform stock options that vest within 60 days of April 2, 2007.

(11) Address for Southeastern Asset Management, Inc., Longleaf Partners Fund and Mr. O. Mason Hawkins is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. The following information is based solely on Southeastern Asset Management, Inc.'s Schedule 13G filed with the SEC on February 13, 2007. Percentage of our outstanding common stock is as reported in their Schedule 13G. Based upon the shares outstanding as of the record date for the Annual Meeting, the percentage of outstanding common stock would be approximately 18.8%.

Information presented is presented by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities reported by Southeastern Asset Management are owned legally by Southeastern Asset Management, Inc.'s investment advisory clients and none are owned directly or indirectly by Southeastern Asset Management, Inc. Includes 142,718,105 shares of our common stock (11.5%) beneficially owned by Longleaf Partners Fund, a series of Longleaf Partners Fund Trust, of which Southeastern Asset Management, Inc. shares voting and dispositive power, and 48,076,002 shares of our common stock held by Longleaf Partners Small-Cap Fund, of which Southeastern Asset Management, Inc. shares voting and dispositive power. Southeastern Asset Management, Inc. exercises sole dispositive power with respect to 96,498,443 shares of our common stock beneficially owned by discretionary managed accounts, including 83,397,827 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has sole voting power and 13,100,616 shares of our common stock held by discretionary managed accounts for which Southeastern Asset Management, Inc. has no voting power. Mr. O Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc., may be deemed to beneficially own the Level 3 common stock held by Southeastern Asset Management, Inc. Mr. Hawkins disclaims beneficial ownership of such common stock.

(12) Address for FMR Corp. and Edward C. Johnson 3d is 82 Devonshire Street, Boston, Massachusetts 02109. The following information is based solely on FRM Corp.'s Schedule 13G filed with the SEC on February 14, 2007. Percentage of our outstanding common stock is as reported in their Schedule 13G. Based upon the shares outstanding as of the record date for the Annual Meeting, the percentage of outstanding common stock would be approximately 9.2%.

Information presented is presented by FMR Corp. ("FMR") as a holding company for its subsidiaries. Edward C. Johnson 3d and FMR, through their control of various subsidiaries, each has sole power to dispose of 137,429,830 shares of our common stock and the sole power to vote 14,771,276 shares of our common stock. Fidelity Management & Research Company, a wholly owned subsidiary of FMR and a registered investment adviser, is the beneficial owner of 136,716,403 shares of our common stock as a result of acting as investment adviser to various investment companies. Fidelity Management Trust Company, a wholly owned subsidiary of FMR and a bank as defined under the Securities Exchange Act of 1934, is the beneficial owner of 60,440 shares of our common stock. Strategic Advisers, Inc., a wholly owned subsidiary of FMR and a registered investment adviser, is the beneficial owner of 671,955 shares of our common stock. Pyramis Global Advisors, LLC, an indirect, wholly owned subsidiary of FMR Corp. and a registered investment adviser, is the beneficial owner of 33,000 shares of our common stock. Pyramis Global Advisors Trust Company, an indirect, wholly owned subsidiary of FMR and a bank as defined under the Securities Exchange Act of 1934, is the beneficial owner of 619,987 shares of our common stock. Fidelity International Limited and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. Fidelity International Limited, which is a qualified institution under section 240.13d-1(b)(1) pursuant to an SEC No-Action letter dated October 5, 2000, is the beneficial owner of 5,202,680 shares of our common stock. The address for each entity listed above is 82 Devonshire Street, Boston, Massachusetts 02109, with the exception of Pyramis Global Advisors, LLC and Pyramis Global Advisors Trust Company, which are located at 53 State Street, Boston, Massachusetts 02109, and Fidelity International Limited, which is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. Pursuant to SEC rules, the information above includes a total of 26,744,395 shares of our common stock that may be acquired upon conversion of our convertible securities held by the entities listed above.

(13) Address for LMM LLC and related entities is 100 Light Street, Baltimore, Maryland 21202. The following information is based solely on LMM's Schedule 13G filed with the SEC on February 15, 2007. Percentage of our outstanding common stock is as reported in their Schedule 13G. Based upon the shares outstanding as of the record date for the Annual Meeting, the percentage of outstanding common stock would be approximately 6.8%.

Includes 62,777,000 shares of our common stock of which LMM LLC shares voting and dispositive power with Legg Mason Opportunity Trust and 41,620,625 shares of our common stock of which Legg

Mason Capital Management, Inc. shares voting and dispositive power. Each of LMM, LLC and Legg Mason Capital Management, Inc. are investment advisers and Legg Mason Opportunity Trust is a portfolio of Legg Mason Investment Trust, Inc., a registered investment company under the Investment Company Act of 1940, as amended.

(14) Address for AXA Financial, Inc. and related entities is 1290 Avenue of the Americas, New York, New York 10104, the address for AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle is 26, rue Drouot, 75009 Paris, France, the address for AXA is 25, avenue Matignon, Paris, France. The following information is based solely on AXA Financial Inc.'s Schedule 13G filed with the SEC on February 13, 2007. Percentage of our outstanding common stock is as reported in their Schedule 13G. Based upon the shares outstanding as of the record date for the Annual Meeting, the percentage of outstanding common stock would be approximately 5.4%.

Includes 71,114,544 shares of our common stock for which AllianceBernstein L.P., a subsidiary of AXA Financial, Inc., is deemed to have sole voting power, 284,560 shares of our common stock for which AllianceBernstein L.P. is deemed to have shared voting power, 81,263,873 shares of our common stock for which AllianceBernstein L.P. is deemed to have sole dispositive power and 280,462 shares of our common stock for which AllianceBernstein L.P. is deemed to share dispositive power. Also includes 1,018,671 shares of our common stock for which AXA Equitable Life Insurance Company is deemed to have sole voting power and 1,201,827 shares of our common stock for which AXA Equitable Life Insurance Company is deemed to have sole dispositive power. AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle, as a group, control AXA. AXA owns AXA Financial, Inc. Pursuant to SEC rules, information presented may include shares of our common stock that are issuable upon the conversion of our convertible securities.

STOCKHOLDER PROPOSAL

The following stockholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the stockholder proponent.

California Public Employees' Retirement System (CalPERS), P.O. Box 942707, Sacramento, California, 94229-2707, has notified us that its representative intends to present the following proposal at the Annual Meeting.

"RESOLVED, that the shareowners of the Level 3 Communications, Inc. ("Company") urge the Company to take all steps necessary, in compliance with applicable law, to remove the supermajority vote requirements in its Certificate of Incorporation and by-laws, including but not limited to, the supermajority vote requirements necessary to amend the Company's by-laws.

"Supporting Statement

"Is accountability by the Board of Directors important to you as a shareowner of the Company? As a trust fund with more than 1.4 million participants, and as the owner of approximately 3,200,000 shares of the Company's common stock, the California Public Employees' Retirement System (CalPERS) thinks accountability is of paramount importance. This is why we are sponsoring this proposal which, if passed, would make the Company more accountable to shareowners by removing supermajority requirements that, among other things, make it very difficult to amend the Company's bylaws.

"As it currently stands, the affirmative vote of 66⅔% of the outstanding shares of the Company is required for shareowners to amend the Company's by-laws. When you consider abstentions and broker non-votes, such a supermajority vote can be almost impossible to obtain. For example, a proposal to declassify the board of directors filed at Goodyear Tire & Rubber Company failed to pass even though approximately 90% of votes cast were in favor of the proposal. While it is often stated by corporations that the purpose of supermajority requirements is to provide corporations the ability to protect minority shareowners, supermajority requirements are most often used, in CalPERS' opinion, to block initiatives opposed by management and the board of directors but supported by most shareowners. The Goodyear Tire & Rubber Company vote is a perfect illustration.

"CalPERS believes that corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. CalPERS also believes that shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance, as illustrated by a recent study by McKinsey & Co. If the Company were to remove its supermajority requirements, it would be a strong statement that this Company is committed to good corporate governance and its long-term financial performance.

"We urge your support FOR this proposal."

Our Board recommends that you vote "against" this proposal.

Our Board believes that this proposal is not in the best interest of our stockholders and therefore opposes the proposal for the following reasons.

- *We are committed to effective governance.* Our Board is very committed to effective governance. Over the past several years, our Board has taken several actions to demonstrate its commitment to effective corporate governance. During 2005, our Board eliminated our stockholder rights or "poison pill" plan, which had been in place since 1998. At the 2006 Annual Meeting, based on a recommendation of our Board, our stockholders approved the declassification of our Board, the result of which is to enable our stockholders beginning with the 2007 Annual Meeting, to elect a majority of the entire Board, and beginning with the 2008 Annual Meeting, to elect the entire Board, in each case to a one-year term. Our Board believes that it is through this annual process of selecting the members of the Board who are then charged with upholding their fiduciary duties to all of our stockholders that solid corporate governance is maintained. Additional examples of our commitment to effective corporate governance are contained in our Governance Guidelines, which are available on our web site at *www.level3.com/investor_relations/corp_governance/guidelines.html.*

- *Few actions require a supermajority vote.* Most proposals submitted to a vote of our stockholders require only a majority vote. Under our amended Restated Certificate of Incorporation and our By-laws, there is essentially only one action that requires a vote greater than a majority vote—stockholder action to amend our By-laws. Specifically, only the provisions of our amended Restated Certificate of Incorporation and By-laws related to amending our By-laws or portions of Article X (which relates to the percentage required to amend this provision of the Restated Certificate of Incorporation) of the Restated Certificate of Incorporation require more than a majority vote.

- *The limited circumstances that require a greater than majority vote by our stockholders to take action affect what our Board believes are the fundamental aspects of our governance framework and should be preserved.* Our Board intends to retain the existing approval requirement for amending our By-laws. Our Board believes that a simple majority vote threshold for amending the By-laws is not in the best interest of our stockholders. Our By-laws constitute part of the elemental framework of our governance structure. The By-laws govern certain basic issues relating to effective corporate governance, including calling and conducting stockholder meetings, director nominations, stockholder proposals, and other matters and procedures.

  When considering potential By-law amendments, our Board has a fiduciary duty to all stockholders; in contrast, stockholders generally have no fiduciary duty to each other. Since stockholders may have differing interests that result in By-law amendments affecting different stockholders in different ways, the Board believes that By-law amendments should be made by stockholders only if there is a very strong mandate for change. Our Board believes that eliminating the existing approval requirements for amending the By-laws (both in our amended Restated Certificate of Incorporation and By-laws) will not enhance our governance practices, but rather would disturb the fundamental framework of our governance structure.

- *The remaining supermajority provision protects stockholder interests.* The existing approval requirements for amending our By-laws also are intended to preserve and maximize the value of Level 3 for all stockholders by protecting against self-interested actions by a few large stockholders. Our Board believes that decisions affecting fundamental aspects of our existence and operations should be fair to all stockholders. Our Board believes that it is good corporate governance to ensure that fundamental changes of this nature can be made only when a broad consensus of stockholders agrees that a change is prudent.

Vote Required

The affirmative vote of a majority of the votes cast by holders of our common stock present in person or by proxy at the Annual Meeting is required for approval of this proposal.

The Board unanimously recommends a vote AGAINST the approval of the Stockholder Proposal.

OTHER MATTERS

It is not anticipated that any matters other than those described in this Proxy Statement will be brought before the Annual Meeting. If any other matters are presented, however, it is the intention of the persons named in the proxy to vote the proxy in accordance with the discretion of the persons named in the proxy.

FUTURE STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in our 2008 Proxy Statement must submit the proposal so that it is received by us no later than December 20, 2007. Securities and Exchange Commission rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

If a stockholder does not submit a proposal for inclusion in next year's Proxy Statement, but instead wishes to present it directly at the 2008 Annual Meeting of Stockholders, our By-laws require that the stockholder notify us in writing on or before March 25, 2008, but no earlier than February 24, 2008, for the proposal to be included in our proxy material relating to that meeting. Proposals received after March 25, 2008 will not be voted on at the annual meeting. In addition, such proposal must also include a brief description of the business to be brought before the annual meeting, the stockholder's name and record address, the number of shares of our common stock that are owned beneficially or of record by such stockholder, a description of any arrangements or understandings between the stockholder and any other person in connection with such proposal and any material interest of such stockholder in such proposal, and a representation that the stockholder intends to appear in person or by proxy at the Annual Meeting. If the stockholder wishes to nominate one or more persons for election as a director, such stockholder's notice must comply with additional provisions as set forth in our By-laws, including certain information with respect to the persons nominated for election as directors and any information relating to the stockholder that would be required to be disclosed in a Proxy filing. Any such proposals should be directed to the Secretary, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021.

Annex 1

Audit Committee Report

To the Board of Directors

The Audit Committee reviews Level 3 Communications, Inc.'s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The company's registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles. We have reviewed and discussed with management the company's audited financial statements as of and for the year ended December 31, 2006.

The Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP, the company's registered public accounting firm. Management is responsible for the preparation, presentation and integrity of the company's financial statements; accounting and financial reporting principles; establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)); establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)); evaluating the effectiveness of disclosure controls and procedures; evaluating the effectiveness of internal control over financial reporting; and evaluating any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting. KPMG LLP is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America, as well as expressing an opinion on (i) management's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting.

During the course of fiscal 2006, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The Audit Committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the Audit Committee received periodic updates provided by management and KPMG LLP at each regularly scheduled Audit Committee meeting. At the conclusion of the process, management provided the Audit Committee with and the Audit Committee reviewed a report on the effectiveness of the company's internal control over financial reporting. The Audit Committee also reviewed the report of management contained in the company's Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission, as well as KPMG LLP's Report of Independent Registered Public Accounting Firm included in the company's Form 10-K related to its audit of (i) the consolidated financial statements (ii) management's assessment of the effectiveness of internal control over financial reporting and (iii) the effectiveness of internal control over financial reporting. The Audit Committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal 2007.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants. The Audit Committee has received and reviewed the written disclosures and the letter from KPMG LLP required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors' independence.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the financial statements referred to above be included in the company's Annual Report on Form 10-K for the year ended December 31, 2006.

The Audit Committee has also considered whether the provision of services by KPMG LLP not related to the audit of the financial statements referred to above and to the reviews of the interim financial statements included in the company's Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 is compatible with maintaining KPMG LLP's independence.

The following table presents fees (excluding expenses) for professional audit services rendered by KPMG LLP for the audit of the Level 3 annual financial statements for the years ended December 31, 2006, and 2005 and fees billed for other services rendered by KPMG LLP during those periods, which have been approved by the Audit Committee.

	2006	2005
Audit Fees(1)	$4,492,000	$5,589,000
Audit-Related Fees(2)	599,000	297,000
Tax Fees(3)	0	17,000
All Other Fees	0	0
Total Fees	$5,091,000	$5,903,000

(1) Audit fees consisted principally of fees for the audit of financial statements, including statutory audits of foreign subsidiaries, audit of controls over financial reporting and fees relating to comfort letters and registration statements.

(2) Audit related fees consisted principally of fees for audits of employee benefit plans, agreed-upon procedures reports and due diligence activities.

(3) Tax fees consisted principally of fees for tax consultation and tax compliance activities.

The Audit Committee:

Robert E. Julian, Chairman John T. Reed Albert C. Yates

For the year ended December 31, 2006

Annex 2

PROPOSED TEXT OF AMENDMENT
of
RESTATED CERTIFICATE OF INCORPORATION
of
LEVEL 3 COMMUNICATIONS, INC.

ARTICLE IV of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 23, 2005, as amended on May 17, 2006, is hereby amended in its entirety to read as follows:

"ARTICLE IV
AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have the authority to issue is 2,260,000,000† shares, consisting of 2,250,000,000† shares of Common Stock, par value $.01 per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock")."

ARTICLE V of the Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on May 23, 2005, as amended on May 17, 2006, is hereby amended by adding a new Section D to read as follows:

"D. Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Amendment Effective Time"), every [*five (5), ten (10), fifteen (15) or twenty (20) shares*] of the Corporation's Common Stock (the "Old Common Stock"), issued and outstanding immediately prior to the Amendment Effective Time, will be automatically reclassified as and converted into one share of common stock, par value $.01 per share, of the Corporation (the "New Common Stock").

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of Old Common Stock shall be issued to [*NAME OF THIRD PARTY*], as agent, for the accounts of all holders of record of Old Common Stock otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by that agent as soon as practicable after the Amendment Effective Time on the basis of prevailing market prices of the New Common Stock on the NASDAQ National Market at the time of sale. After such sale and upon the surrender of the stockholders' stock certificates, the transfer agent will pay to such holders of record their pro rata share of the net proceeds derived from the sale of the fractional interests.

Each stock certificate that, immediately prior to the Amendment Effective Time, represented shares of Old Common Stock shall, from and after the Amendment Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of New Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of New Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph."

---

† **NOTE:** The number of shares authorized will be proportionately adjusted based on the reverse stock split ratio selected by the Board of Directors when effecting the reverse stock split.

Financial Report Table of Contents

SELECTED FINANCIAL DATA

The Selected Financial Data of Level 3 Communications, Inc. and its subsidiaries appear below.

	Fiscal Year Ended(1)				
	2006	2005	2004	2003	2002
	(dollars in millions, except per share amounts)				
Results of Operations:					
Revenue	$3,378	$1,719	$1,776	$2,027	$1,215
Loss from continuing operations(2)	(790)	(707)	(478)	(695)	(872)
Income (loss) from discontinued operations(3)	46	69	20	(21)	14
Net loss	(744)	(638)	(458)	(711)	(858)
Per Common Share:					
Loss from continuing operations(2)	(0.79)	(1.01)	(0.70)	(1.23)	(2.14)
Income (loss) from discontinued operations(3)	0.05	0.10	0.03	(0.04)	0.03
Net loss	(0.74)	(0.91)	(0.67)	(1.26)	(2.11)
Dividends(4)	—	—	—	—	—
Financial Position:					
Total assets	9,994	8,277	7,544	8,302	8,972
Current portion of long-term debt(5)	5	—	143	124	3
Long-term debt, less current portion(5)	7,357	6,023	5,067	5,249	6,102
Stockholders' equity (deficit)(6)	374	(476)	(157)	181	(240)

(1) The operating results of Software Spectrum, Inc. ("Software Spectrum") which was acquired in 2002 and sold in 2006, (*i*)Structure, LLC ("(*i*)Structure"), which was sold in 2005, the Midwest Fiber Optic Network business acquired from Genuity, Inc. in 2003 and sold in 2003, as well as Software Spectrum's contact service business obtained in the Software Spectrum acquisition in 2002 and sold in 2003 are included in discontinued operations for all periods presented for which Level 3 owned each business.

The Company purchased substantially all of the assets and operations of Genuity, Inc. in February 2003. The Company also purchased Telverse Communications, Inc. in July 2003.

The Company acquired the managed modem businesses of ICG Communications, Inc. and Sprint Communications Company, L.P. on April 1, 2004 and October 1, 2004, respectively.

The Company purchased WilTel Communications Group, LLC ("WilTel") on December 23, 2005, and recorded approximately $38 million of revenue attributable to this business in 2005. The Company purchased Progress Telecom, LLC ("Progress Telecom") on March 20, 2006, ICG Communications, Inc. ("ICG Communications") on May 31, 2006, TelCove, Inc. ("TelCove") on July 24, 2006 and Looking Glass Networks Holding Co., Inc. ("Looking Glass") on August 2, 2006. The WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass results of operations and financial position are included in the consolidated financial statements from the respective dates of their acquisition. During 2006, the Company recorded revenue attributable to Progress Telecom of $49 million, ICG Communications of $46 million, TelCove of $166 million and Looking Glass of $33 million.

(2) In 2002, the Company recognized approximately $76 million of termination and settlement revenue, $181 million of impairment and restructuring charges, a gain of approximately $191 million from the sale of Commonwealth Telephone Enterprises, Inc. common stock, $88 million of induced conversion expenses attributable to the exchange of the Company's convertible debt securities, $120 million of federal tax benefits due to legislation enacted in 2002 and a gain of $255 million as a result of the early extinguishment of long-term debt.

In 2003, the Company recognized approximately $346 million of termination and settlement revenue, $45 million of impairment and restructuring charges, a gain of approximately $70 million from the sale of "91 Express Lanes" toll road assets, $200 million of induced conversion expenses attributable to the exchange of the Company's convertible debt securities, and recognized a gain of $41 million as a result of the early extinguishment of long-term debt.

In 2004, the Company recognized a gain of $197 million as a result of the early extinguishments of certain long-term debt and $113 million of termination revenue.

In 2005, the Company recognized $133 million of termination revenue and approximately $23 million of impairment and restructuring charges.

In 2006, the Company recognized $11 million of termination revenue, approximately $13 million of impairment and restructuring charges, and recognized a net loss on early extinguishment of debt of $83 million as a result of the amendment and restatement of its senior secured credit facility and certain debt exchanges and redemptions.

(3) In 2005, the Company sold (*i*)Structure and recognized a gain on the sale of $49 million. For fiscal years 2005 and 2004, (*i*)Structure revenues approximated costs. Losses attributable to the operations of (*i*)Structure for fiscal years 2003 and 2002 were $17 million and $6 million, respectively.

In 2006, the Company sold Software Spectrum and recognized a gain on the sale of $33 million. The income (loss) from the operations of Software Spectrum including the contact services business sold in 2003 were $13 million, $20 million, $20 million, $(16) million and $20 million for the fiscal years 2006, 2005, 2004, 2003 and 2002, respectively.

(4) The Company's current dividend policy, in effect since April 1998, is to retain future earnings for use in the Company's business. As a result, management does not anticipate paying any cash dividends on shares of common stock in the foreseeable future. In addition, the Company is effectively restricted under certain covenants from paying cash dividends on shares of its common stock.

(5) In 2002, the Company received net proceeds of $488 million from the issuance of $500 million of 9% Junior Convertible Subordinated Notes due 2012. Also in 2002, the Company repurchased, using cash and common stock, approximately $705 million face amount of its long-term debt and recognized a gain of approximately $255 million as a result of the early extinguishment of debt.

In 2003, the Company received net proceeds of $848 million from the issuance of $374 million of 2.875% Convertible Senior Notes due 2010 and the issuance of $500 million of 10.75% Senior Notes due 2011. The Company completed a debt exchange whereby the Company issued $295 million (face amount) of 9% Convertible Senior Discount Notes due 2013 and common stock in exchange for $352 million (book value) of long-term debt. In addition, Level 3 using cash on hand, restricted cash and the proceeds from the issuance of the 10.75% Senior Notes due 2011, repaid in full, the $1.125 billion purchase money indebtedness outstanding under the Senior Secured Credit Facility. Also in 2003, the Company repurchased, using common stock, approximately $1.007 billion face amount of its long-term debt and recognized a gain of approximately $41 million as a result of the early extinguishment of debt.

In 2004, the Company received net proceeds of $987 million from the issuance of a $730 million Senior Secured Term Loan due 2011 and the issuance of $345 million of 5.25% Senior Convertible Notes due 2011. The Company used the net proceeds to repay portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008 and 10.75% Senior Euro Notes due 2008. The Company repurchased portions of the outstanding notes at prices ranging from 83 percent to 89 percent of the repurchased principal balances. The net gain on the early extinguishment of the debt, including transaction costs, realized foreign currency losses and unamortized debt issuance costs, was $50 million for these transactions. Also in 2004, the Company paid approximately $54 million and assumed obligations to extinguish a capital lease obligation and recognized a gain of $147 million on the transaction.

In 2005, the Company received net proceeds of $877 million from the issuance of $880 million of 10% Convertible Senior Notes due 2011. Also in 2005, a wholly-owned subsidiary of the Company received net proceeds of $66 million from the completion of a refinancing of the mortgage of its corporate headquarters. The subsidiary entered into a new mortgage loan of $70 million at an initial fixed rate of 6.86% through 2010.

In 2006, the Company received net proceeds of $142 million from the issuance of $150 million of Floating Rate Senior Notes due 2011, net proceeds of $538 million from the issuance of $550 million of 12.25% Senior Notes due 2013, net proceeds of $326 million from the issuance of $335 million of 3.5% Convertible Senior Notes due 2012 and net proceeds of $1.239 billion (excluding prepaid interest) from the issuance of $1.250 billion of 9.25% Senior Notes due 2014. Also in 2006, the Company exchanged a portion of its outstanding 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 for $46 million of cash and $692 million aggregate principal of new 11.5% Senior Notes due 2010. In addition, the Company redeemed the remaining outstanding 9.125% Senior Notes due 2008 totaling $398 million, 10.5% Senior Discount Notes due 2008 totaling $62 million and 99.3% of the 10.75% Senior Notes due 2011 totaling $497 million.

(6) In 2002, the Company issued approximately 47 million shares of common stock, valued at approximately $466 million, in exchange for long-term debt. Included in the value of common stock issued, are induced conversion premiums of $88 million for convertible debt securities.

In 2003, the Company issued approximately 216 million shares of common stock, valued at approximately $953 million, in exchange for long-term debt. Included in the value of common stock issued, are induced conversion premiums of $200 million for convertible debt securities.

In 2004, the Company realized $95 million of foreign currency losses on the repurchase of its Euro denominated debt. The unrealized foreign currency losses had been recorded in Other Comprehensive Income within Stockholders' Equity (Deficit).

In 2005, the Company issued 115 million shares of common stock, valued at approximately $313 million, as the stock portion of the purchase price paid to acquire WilTel.

In 2006, the Company issued approximately 125 million shares of common stock in a public offering, valued at approximately $543 million.

In 2006, the Company issued 20 million shares of common stock, valued at approximately $66 million, as the stock portion of the purchase price paid to acquire Progress Telecom; 26 million shares of common stock, valued at approximately $131 million, as the stock portion of the purchase price paid to acquire ICG Communications; 150 million shares of common stock, valued at approximately $623 million, as the stock portion of the purchase price paid to acquire TelCove; and 21 million shares of common stock, valued at approximately $84 million, as the stock portion of the purchase price paid to acquire Looking Glass.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This document contains forward looking statements and information that are based on the beliefs of management as well as assumptions made by and information currently available to Level 3 Communications, Inc. and its subsidiaries ("Level 3" or the "Company"). When used in this document, the words "anticipate", "believe", "plan", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this document.

The following discussion should be read in conjunction with the Company's consolidated financial statements (including the notes thereto), included elsewhere herein.

Level 3 Communications, Inc., through its operating subsidiaries, is primarily engaged in the communications business, with additional operations in coal mining.

Communication Services

The Company is a facilities based provider of a broad range of integrated communications services. Revenue for communications services is recognized on a monthly basis as these services are provided. For contracts involving private line, wavelengths and dark fiber services, Level 3 may receive up-front payments for services to be delivered for a period of up to 20 years. In these situations, Level 3 will defer the revenue and amortize it on a straight-line basis to earnings over the term of the contract. At December 31, 2006, for contracts where up-front payments were received for services to be delivered in the future, the Company's weighted average remaining contract period was approximately 15 years.

The Company separates its communications services into three separate categories: 1) Core Communications Services, 2) Other Communications Services, and 3) SBC Contract Services. Each category of revenue is in a different phase of the service life cycle, requiring different levels of investment and focus and providing different contributions to the Company's Adjusted OIBDA. Adjusted OIBDA is defined by the Company as operating income (loss) from the consolidated statements of operations, less depreciation and amortization expense, less non-cash compensation expense included within selling, general and administration expense on the consolidated statements of operations, and less the non-cash portion of restructuring and impairment charges. Management of Level 3 believes that growth in revenue from its Core Communications Services is critical to the long-term success of its communications business. At the same time, the Company believes it must continue to manage effectively the positive cash flows from its SBC Contract Services and its Other Communications Services including the Company's mature managed modem business and its related reciprocal compensation. Core Communications Services includes transport and infrastructure, IP and data services, voice and Vyvx video and advertising distribution services. Other Communications Services includes managed modem and related reciprocal compensation and legacy managed IP service business. In 2005, Other Communications Services included DSL aggregation services which are no longer provided. SBC Contract Services includes all the revenues related to the SBC Contract Services Agreement contract, which was obtained in the December 23, 2005 acquisition of WilTel.

The Company's transport and infrastructure services include colocation services, wavelength, private line, dark fiber and transoceanic services. Growth in transport and infrastructure revenue is largely dependent on increased demand for bandwidth services and available capital of companies requiring communications capacity for their own use or in providing capacity as a service provider to their customers.

These expenditures may be in the form of up-front payments or monthly payments for private line, wavelength or dark fiber services. An increase in demand may be partially offset by declines in unit pricing.

IP and data services primarily include the Company's high-speed Internet access service and Ethernet and IP Virtual Private Network ("VPN") services. Level 3's high-speed Internet access service is a high quality and high-speed Internet access service offered in a variety of capacities. The Company's VPN services permit businesses of any size to replace multiple networks with a single, cost-effective solution that greatly simplifies the converged transmission of voice, video, and data. This convergence to a single platform can be obtained without sacrificing the quality of service or security levels of traditional ATM and Frame Relay offerings. VPN services also permit customers to prioritize network application traffic so that high priority applications, such as voice and video, are not compromised in performance by the flow of low priority applications such as email.

The conversion from narrow band dial-up services to higher speed broadband services is expected to increase demand for the Company's Core Communications Services. Revenue growth in this area is dependent on the continued increase in usage by both enterprises and consumers and the pricing environment. An increase in the reliability and security of information transmitted over the Internet and declines in the cost to transmit data have resulted in increased utilization of e-commerce or web based services by businesses. The Company, however, continues to experience lower revenue growth due to price compression for its IP and data services. These declines were partially offset by an increase in billable IP and data traffic for 2006 compared to 2005. This increase in billable IP data traffic is partially due to acquisitions made in 2006. Current high levels of available capacity and the numerous companies competing in this market have resulted in a very competitive pricing environment.

In 2006, the Company continued to experience pricing pressure for IP and data services with the average price per megabyte declining approximately 25%. The Company experienced price compression of approximately 30% in 2005 for IP and data services. In addition to pricing pressures, the decline in the Company's average price per megabyte was attributable to higher traffic from larger customers and customers continuing to move to higher speed services with a lower price per megabyte. The larger customers have a lower price per megabyte due to higher volume commitments.

The Company continues to experience pricing pressure for those transport and infrastructure customers that require simple, low quality, point-to-point services, as competitors aggressively pursued this business. However, Level 3 believes that competitors are less willing to discount these services if it requires investment in incremental capacity to meet the customer's requirements. For those customers that provide high quality content or require a combination of transport, IP and voice solutions on a regional or national platform, Level 3 is seeing that price compression is starting to moderate and, in many cases, prices are starting to increase. Level 3 intends to remain disciplined in its approach to pricing for its transport and IP services.

The Company has developed voice services that target large and existing markets. The Company believes that the efficiencies of Level 3's IP and optical-based network, including its Softswitch technology, will provide customers a lower cost alternative than the existing circuit-switched networks. The Company is moving to develop both its capability to market and sell in the voice market and develop the internal systems and processes necessary to support the new services being launched. The revenue potential for voice services is large; however, the revenues and margins are expected to continue to decline over time as a result of the new low-cost IP and optical-based technologies. In addition, the market for voice services is being targeted by many competitors, several of which are larger and have more financial resources than the Company.

Vyvx provides audio and video programming for its customers over the Company's fiber-optic network and via satellite. It uses the Company's fiber-optic network to carry live traditional broadcast and cable television events from the site of the event to the network control centers of the broadcasters of the event.

For live events where the location is not known in advance, such as breaking news stories in remote locations, Vyvx provides an integrated satellite and fiber-optic network-based service to transmit the content to its customers. Most of Vyvx's customers for these services contract for the service on an event-by-event basis; however, Vyvx has some customers who have purchased a dedicated point-to-point service which enables these customers to transmit programming at any time.

Vyvx also distributes advertising spots to radio and television stations throughout the U.S., both electronically and in physical form. Customers for these services can utilize a network-based method for aggregating, managing, storing and distributing content for content owners and rights holders.

The Company expects to continue to develop its content distribution services through the acquisition of the SAVVIS Content Delivery Network ("CDN") services business ("SAVVIS CDN Business") which it purchased in the first quarter of 2007 for $132.5 million in cash. The Company believes that the addition of the SAVVIS CDN Business with its strong, broad portfolio of patents will help the Company secure its commercial efforts in the heavily patented CDN market.

The Company's Other Communications Services are mature services that are not areas of emphasis for the Company. Other Communications Services currently include managed modem, related reciprocal compensation and legacy managed IP services.

The Company and its customers continue to see consumers migrate from narrow band dial-up services to higher speed broadband services as the narrow band market matures. Additionally, America Online, a primary consumer of the Company's dial-up services, announced a strategic change in its approach to its dial-up internet access business that has accelerated the loss of its dial-up subscribers. During the fourth quarter of 2006, the America Online strategy began having the effect of accelerating the decline in managed modem revenues and is expected to contribute to further declines in managed modem revenue in 2007 and beyond. The Company recognized approximately $286 million of managed modem revenue in 2006, an approximate 28% decline from the $396 million of managed modem revenue recognized in 2005. The declines in managed modem revenue in 2006 have been offset to some extent by an increase in market share as a result of certain competitors exiting segments of this business in the second half of 2006. Level 3 believes that the low-cost structure of its network will enable it to compete aggressively for new business in the IP-based market.

Level 3 receives compensation from other carriers when it terminates traffic originating on those carriers' networks. This reciprocal compensation is based on interconnection agreements with the respective carriers or rates mandated by the FCC. The Company earns the majority of its reciprocal compensation revenue from providing managed modem services.

Legacy managed IP services primarily include low-speed services which utilize ATM technology, as well as VPN and managed security services. The Company's legacy Internet access business consists primarily of a business that was acquired in the Genuity transaction in 2003. The Company has elected not to pursue additional customers and to limit the capital invested in this component of its business.

The SBC Contract Services Agreement was an agreement between SBC Services Inc. and WilTel and was obtained in the WilTel acquisition in December 2005. Recently, SBC Services Inc. became a subsidiary of AT&T Inc., (together "SBC"). WilTel and SBC amended their agreement in June 2005 to run through 2009. The Company recognized approximately $893 million of revenue under the SBC Contract Services Agreement during 2006. The agreement provides a gross margin purchase commitment of $335 million from December 2005 through the end of 2007, and $75 million from January 2008 through the end of 2009. SBC had satisfied $268 million of the December 2005 to end of 2007 gross margin purchase commitment through December 31, 2006. The remaining minimum gross margin commitment under the agreement as of December 31, 2006 was approximately $67 million for the period through the end of 2007, and $75 million from January 2008 through the end of 2009. Originating and terminating access charges paid to local phone companies are passed through to SBC in accordance with a formula that approximates cost.

Additionally, the SBC Contract Services Agreement provides for the payment of $50 million from SBC if certain performance criteria are met by Level 3. The Company met the required performance criteria and recorded revenue of $25 million in 2006 under the agreement. Level 3 is eligible to earn another $25 million in 2007 if it meets the performance criteria. Of the annual amounts, 50% is based on monthly performance criteria and the remaining 50% is based on performance criteria for the full year. The Company expects to earn the performance payment in 2007.

Given the expected reduction in the SBC Contract Services revenue and the overall increase in revenue from acquisition activity, concentration of revenue among a limited number of customers is expected to be reduced in periods subsequent to 2006. However, if Level 3 would lose one or more major customers, or if one or more major customers significantly decreased its orders for Level 3 services, the Company's communications business would be materially and adversely affected.

Level 3's management continues to review all of the Company's existing lines of business and service offerings to determine how those lines of business and service offerings assist with the Company's focus on delivery of communications services and meeting its financial objectives. This exersise takes place both with respect to integration activities and in the normal course of business. To the extent that certain lines of business or service offerings are not considered to be compatible with the delivery of communications services or with obtaining financial objectives, Level 3 may exit those lines of business or stop offering those services.

Management focuses on Adjusted OIBDA, cash flows from operating activities and capital expenditures to assess the operating performance of the communications business. Management believes that Adjusted OIBDA, when viewed over time, reflects the operating trends and performance of its communications business. Adjusted OIBDA, or a similar measure, also is an indicator of performance used by Level 3's competitors and is used by management in evaluating relative performance.

Management of Level 3 believes the introduction of new services or technologies, as well as the further development of existing technologies, may reduce the cost or increase the supply of certain services similar to those provided by Level 3. The ability of the Company to anticipate, adapt and invest in these technology changes in a timely manner may affect the future success of the Company.

The Company completed the initial planned deployment of the next generation of optical transport technology in its North American and European networks in the fourth quarter of 2005 and early in the first quarter of 2006, respectively. The Company has decided to deploy the technology for additional routes in North America and Europe and completed the deployments on these routes in 2006. The Company completed an upgrade of its IP backbone technology in the fourth quarter of 2005. Level 3 believes that this deployment of new equipment to the existing network equipment will allow the Company to optimize the amount of traffic it carries over the network and lower the cost of providing services.

To expand its service offerings in Europe, the Company expects to invest approximately $20 million for a dark fiber based expansion in nine European markets. Portions of this expansion were completed in 2006 and the Company expects to complete the remainder of the expansion in 2007. The dark fiber is expected to replace or supplement existing wavelength capacity.

The communications industry continues to consolidate. Level 3 has participated in this process with the acquisitions of WilTel in 2005; Progress Telecom, ICG Communications, TelCove and Looking Glass in 2006; and Broadwing Corporation ("Broadwing") and the SAVVIS CDN Business in January 2007. Level 3 will continue to evaluate consolidation opportunities and could make additional acquisitions in the future.

The successful integration of these businesses into Level 3 is important to the success of Level 3. The Company must quickly identify synergies, integrate the networks and support organizations, while maintaining the service quality levels expected by customers in order to realize the anticipated benefits of these acquisitions. Successful integration of these acquired businesses will depend on the Company's ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs to fully realize the expected synergies. If the Company is not able to efficiently and effectively integrate the acquired businesses or operations, the Company may experience material negative consequences to its business, financial condition or results of operations.

Level 3 has embarked on a strategy to expand its current metro presence. The strategy will allow the Company to terminate traffic over its owned metro facilities rather than paying third parties to terminate the traffic. Level 3's ability to provide high-speed bandwidth directly to customer facilities is expected to be a competitive advantage as local exchange companies often do not provide this service. The Company intends to offer the traditional set of services in these markets and concentrate its sales efforts on the bandwidth intensive businesses. The expansion into new metro markets should also provide additional opportunities to sell services on the Company's national and international networks. This new metro strategy includes the acquisitions of Progress Telecom, ICG Communications, TelCove and Looking Glass. As part of its metro strategy and as a result of the acquisition of TelCove in the third quarter of 2006 and Broadwing in the first quarter of 2007, the Company is also targeting enterprise customers directly through its newly created Business Markets Group described in more detail below. With the acquisition of the SAVVIS CDN services business, Level 3 embarked on a strategy to expand its content delivery network services.

The Company is focusing its attention on 1) growing revenue through Core Communications Services, 2) completing the integration of acquired businesses, 3) developing its metro network strategy and enterprise business, 4) continuing to show improvements in Adjusted OIBDA as a percentage of revenue, and 5) managing cash flows provided by its Other Communications Services and SBC Contract Services. The anticipated change in the composition of the Company's revenue will require the Company to manage operating expenses carefully and concentrate its capital expenditures on those technologies and assets that will enable the Company to develop its Core Communications Services further and replace the decline in revenue and earnings from Other Communications Services and SBC Contract Services.

In the third quarter of 2006, Level 3 announced the formation of four customer-facing groups to better serve the changing needs of customers in growing markets and drive growth across the organization:

- The Wholesale Markets Group services the communications needs of the largest global service providers, including carriers, cable companies, wireless companies, and voice service providers. These customers typically integrate Level 3 services into their own products and services to offer to their end user customers.

- The Content Markets Group focuses on serving media and content companies with large and growing bandwidth needs. Customers in this market include video distribution companies, providers of gaming, mega-portals, software service providers, social networking providers, as well as more traditional media distribution companies such as broadcasters, television networks and sports leagues.

- The Business Markets Group targets enterprise customers and regional carriers who value a local, professional sales force. Specific customer markets include small, medium, and large businesses, local and regional carriers, state and local government entities, and higher education institutions and consortia.

- The European Markets Group serves the largest European consumers of bandwidth, including the largest European and international carriers, large system integrators, voice service providers, cable operators, Internet service providers, content providers, and government and education sectors.

The Company believes that the alignment around customer markets should allow it to drive growth while enabling it to better focus on the needs of the customers. Each group will be supported by the dedicated sales, marketing, service management, customer facing operations, and necessary support resources required to execute and increase revenue in these key markets.

In addition to the operational metrics mentioned above, the Company is also focusing on improving its liquidity and financial condition and extending the maturity dates of certain debt and lowering the effective interest rate on its outstanding debt over the long term. In January 2006, the Company completed the exchange of several tranches of its debt maturing in 2008 for a new tranche of debt maturing in 2010. The Company was able to extend the maturity date of approximately $692 million of debt due in 2008 to 2010.

In March 2006, Level 3 Financing issued $150 million of Floating Rate Senior Notes due in 2011 and $250 million of 12.25% Senior Notes due in 2013. In April 2006, Level 3 Financing issued an additional $300 million of the 12.25% Senior Notes due in 2013. The proceeds from these offerings were used to fund the cash portion of the WilTel and Progress Telecom acquisitions as well as fund the cost of construction, installation, acquisition, lease, development or improvement of other assets to be used in Level 3's communications business.

In an underwritten public offering in June 2006, Level 3 issued $335 million of 3.5% Convertible Senior Notes due 2012. The Company also completed the underwritten public offering of 125 million shares of its common stock for which it received $543 million in net proceeds. Level 3 used a portion of these proceeds to redeem selected series of its debt securities maturing in 2008. In July 2006, Level 3 redeemed all of its 9.125% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 for total consideration of $461 million, excluding accrued interest. The remaining proceeds were used to fund acquisitions and for general corporate purposes, including working capital and capital expenditures.

In June 2006, Level 3 Financing amended and restated its existing $730 million senior secured credit facility to reduce the interest rate payable under the agreement by 400 basis points, modify the prepayment provisions and make other specified changes. The Company paid approximately $42 million to existing lenders and $11 million to third parties in costs to complete the transaction.

Level 3 Financing issued $600 million and $650 million of 9.25% Senior Notes due 2014 in October 2006 and December 2006, respectively. The Company received net proceeds of $1,239 million after transaction costs from the two issuances. On December 28, 2006, Level 3 Financing used a portion of the proceeds to complete a tender offer to repurchase $497 million of 10.75% Senior Notes for total consideration of $543 million, excluding accrued interest. The remaining proceeds were used to fund the cost of construction, installation, acquisition, lease, development or improvement of other assets to be used in Level 3's communications business.

In January 2007, in two separate transactions, the Company completed the exchange of $605 million of its 10% Convertible Senior Notes due 2011 for a total of 196.8 million shares of Level 3's common stock.

On February 8, 2007, Level 3 announced that it is seeking to refinance Level 3 Financing's $730 million Senior Secured Term Loan. In addition to increasing the loan amount to up to $1.4 billion, the Company is also seeking, among other things, to reduce the interest rate payable under the agreement and extend the maturity from 2011 to 2014. The refinancing of the Senior Secured Term Loan is expected to close in mid-March 2007.

On February 14, 2007, Level 3 Financing issued $700 million of its 8.75% Senior Notes due 2017 and $300 million of its Floating Rate Senior Notes due 2015 and received net proceeds of $982 million.

On February 15, 2007, Level 3 announced calls for redemption of all of its outstanding $488 million aggregate principal amount of 12.875% Senior Notes due 2010, all of its outstanding $96 million aggregate principal amount of 11.25% Senior Notes due 2010 and all of its outstanding €104 million of 11.25% Senior Euro Notes due 2010. Also on February 15, 2007, Level 3 announced tender offers to purchase for cash any and all of Level 3 Financing's outstanding $150 million aggregate principal amount of Floating

Rate Notes due 2011 and any and all of Level 3's outstanding $78 million aggregate principal amount of 11% Senior Notes due 2008.

On February 20, 2007, Level 3 announced tender offers to purchase for cash any and all of the outstanding $692 million aggregate principal amount of its 11.5% Senior Notes due 2010, and to purchase for cash any and all of its outstanding €50 million aggregate principal amount of 10.75% Senior Euro Notes due 2008.

On February 23, 2007, Level 3 Financing completed a consent solicitation with respect to certain amendments to the indenture governing Level 3 Financing's outstanding 12.25% Senior Notes due 2013 that allow for the incurrence of debt based upon a multiple of cash flow available for fixed charges on a "pro forma" basis giving effect to any acquisition, merger or consolidation completed prior to February 1, 2007.

The Company will continue to look for opportunities to improve its financial position in 2007 and focus its resources on growing revenue, integrating the acquired businesses and managing costs, including the realization of expected synergies from the acquired businesses, for the communications business.

Coal Mining

Level 3, through its two 50% owned joint venture surface mines in Montana and Wyoming, sells coal primarily through long-term contracts with public utilities. The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. Revenue under these and other contracts is recognized when coal is shipped to the customer.

Information Services

On November 30, 2005, the Company sold its wholly owned subsidiary, (*i*)Structure, LLC, which provided computer outsourcing services primarily to small and medium-sized businesses. The Company also completed the disposition of its remaining subsidiary in the information services business, Software Spectrum, Inc. on September 7, 2006. The results of operations and financial position for (*i*)Structure and Software Spectrum are reflected as discontinued operations for all periods presented in this report.

Critical Accounting Policies

The Company has identified the policies below as critical to its business operations and the understanding of its results of operations. The effect of any associated risks related to these policies on the Company's business operations is discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations where these policies affect the Company's reported and expected financial results.

Revenue

Revenue for communications services, including voice, private line, wavelengths, colocation, Internet access, managed modem, data services, video and dark fiber revenue is recognized monthly as the services are provided. Communications services are provided either on a usage basis, which can vary period to period, or at a contractually committed amount.

Reciprocal compensation revenue is recognized only when an interconnection agreement is in place with another carrier, or at rates mandated by the FCC. Periodically, the Company will receive payment for reciprocal compensation services in excess of FCC rates and before an agreement is in place. These amounts are included in other current liabilities on the consolidated balance sheet until a final agreement has been reached and the necessary regulatory approvals have been received at which time the reciprocal compensation revenue is recognized. These amounts were insignificant to the Company in 2006 and 2005.

Revenue attributable to leases of dark fiber pursuant to indefeasible rights-of-use agreements ("IRUs") that qualify for sales-type lease accounting, and were entered into prior to June 30, 1999, was recognized at the time of delivery and acceptance of the fiber by the customer. Certain sale and long-term IRU agreements of dark fiber and capacity entered into after June 30, 1999, are required to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. This accounting treatment results in the deferral of revenue for the cash that has been received and the recognition of revenue ratably over the term of the agreement (currently up to 20 years).

Termination revenue is recognized when a customer disconnects service prior to the end of the contract period, for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide product or services for consideration previously received and for which revenue recognition has been deferred. Termination revenue is reported in the same manner as the original product or service provided.

Accounting practice and guidance with respect to the accounting treatment of revenue continues to evolve. Any changes in the accounting treatment could affect the manner in which the Company accounts for revenue within its communications and coal businesses.

Non-Cash Compensation

The Company adopted SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R") effective January 1, 2006. SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in the financial statements based on the fair value of equity or liability instruments issued. The Company adopted the expense recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), in 1998. Therefore, the effect of applying the change from the original provisions of SFAS No. 123 on the Company's financial position or results of operations for the year ended December 31, 2006 was insignificant. Although the recognition of the value of the instruments results in compensation or professional expenses in an entity's financial statements, the expense differs from other compensation and professional expenses in that these charges, though generally permitted to be settled in cash, are typically settled through the issuance of common stock, which would have a dilutive effect upon earnings per share, if and when such options are exercised. The determination of the estimated fair value used to record the compensation or professional expenses associated with the equity or liability instruments issued requires management to make a number of assumptions and estimates that can change or fluctuate over time.

Long-Lived Assets

Property, plant and equipment is stated at cost, reduced by provisions to recognize economic impairment in value when management determines that events have occurred that require an analysis of potential impairment. Costs associated directly with network expansions and the development of business support systems, primarily employee-related costs are capitalized. The Company capitalized $72 million, $51 million and $66 million of cost, primarily direct labor and related employee benefits, in 2006, 2005 and 2004, respectively.

Intercity network segments, gateway facilities, local networks and operating equipment that have been placed in service are being depreciated over their estimated useful lives, primarily ranging from 2-40 years. The total cost of a business support system is amortized over a useful life of three years. The useful lives of the Company's assets are estimates and actual in-service periods for specific assets could differ significantly from these estimates. Due to changes in technology and the competitive environment, these estimates require a significant amount of judgment. Management monitors and evaluates these estimates on an annual basis or as circumstances change that may indicate a change in estimate is required. During 2006 the Company extended the total useful lives of its existing fiber assets from seven to 12 years, its existing transmission equipment from five to seven years and its existing IP equipment from three to four years.

The Company at least annually, or as events or circumstances change that could affect the recoverability of the carrying value of its long-lived assets, conducts a comprehensive review of the carrying value of its assets to determine if the carrying amount of the assets are recoverable in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets." This review requires the identification of the lowest level of identifiable cash flows for purposes of grouping assets subject to review. The estimate of undiscounted cash flows includes long-term forecasts of revenue growth, gross margins and capital expenditures. All of these items require significant judgment and assumptions. An impairment loss may exist when the estimated undiscounted cash flows attributable to the assets are less than their carrying amount. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

The Company assessed its communications long-lived assets for impairment at December 31, 2006, and determined that an impairment charge was not required. The communications network includes network equipment, fiber, multiple conduits, customer premise equipment and colocation facilities. Historically, Level 3 has evaluated colocation facilities, certain additional conduits and its communications network assets as separate asset groupings. Beginning in 2006, the Company stopped evaluating colocation assets separately and began including them in the communications network asset group due to changes in the nature of the cash flows from the delivery of colocation services. The majority of the Company's colocation customers now purchase other services in conjunction with their colocation services thereby reducing the independence of colocation services cash flows from other services. In addition, the percentage of colocation space used to support the communications network asset has increased over time. The impairment analysis is based on a long-term cash flow forecast to assess the recovery of the communications assets over their estimated useful lives.

Level 3 also assesses the carrying value of goodwill on an annual basis in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." (SFAS No. 142). The carrying value of goodwill is compared to its fair value. If the fair value does not exceed the carrying value of the goodwill, an analysis is performed to determine if an impairment charge should be recorded. The Company also evaluates intangible assets with indefinite lives individually on an annual basis, or as events or circumstances change that could affect the recoverability of the carrying value of the asset, in accordance with SFAS No. 142. The Company did not record charges for the impairment of long-lived assets or goodwill in 2006, 2005 or 2004.

Management's estimate of the future cash flows attributable to its long-lived assets and the fair value of its businesses involve significant uncertainty. Those estimates are based on management's assumptions of future results, growth trends and industry conditions. The impairment analysis of long-lived assets also requires management to make certain subjective assumptions and estimates regarding the expected future use of certain additional conduits evaluated for impairment separately from the network asset group. Management will continue to assess the Company's assets for impairment as events occur or as industry conditions warrant. Given the significant uncertainty, judgment and assumptions involved in developing the estimates of future cash flows and the number of years of remaining useful life of certain of the Company's assets, it is possible that the Company may determine that an impairment charge is required in the future due to changes in these assumptions and estimates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most critical estimates and assumptions are made in determining the allowance for doubtful accounts, revenue reserves, recovery of long-lived assets, useful lives of long-lived assets, accruals for estimated tax and legal liabilities, cost of revenue disputes for communications services, unfavorable contracts recognized in purchase accounting and asset retirement obligations. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

The Company adopted Emerging Issues Task Force ("EITF") Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF No. 04-6") effective January 1, 2006. EITF No. 04-6 concluded that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF No. 04-6 further defines inventory produced as mineral that has been extracted. As a result, stripping costs related to exposed, but not extracted mineral must be expensed as incurred rather than deferred until the mineral is extracted. The Company's coal mining business had previously deferred stripping costs and amortized these costs over the period in which the underlying coal is mined. The Company's adoption of EITF No. 04-6 on January 1, 2006 required it to adjust beginning retained earnings (accumulated deficit) for the amount of prepaid stripping costs previously deferred. The Company decreased beginning equity by $3 million as a result of the adoption of EITF No. 04-6.

The FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets", which was effective for Level 3 starting January 1, 2006. Under SFAS No. 153, the Company will measure assets exchanged at fair value, as long as the transaction has commercial substance and the fair value of the assets exchanged is determinable within reasonable limits. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 did not have a material effect on the Company's financial position or results of operations as Level 3 is a party to a limited number of non-monetary transactions and those transactions have not been material.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109" ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN No. 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 is not expected to have a material effect on the Company's financial position or results of operations.

In June 2006, the FASB ratified the consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF No. 06-3"). The scope of EITF No. 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, Universal Service Fund ("USF") contributions and some excise taxes. The Task Force affirmed its conclusion that entities should present these taxes in the income statement on either a gross or a net basis, based on their accounting policy, which should be disclosed pursuant to APB Opinion No. 22, "Disclosure of Accounting Policies." If such taxes are significant, and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF No. 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company currently records USF contributions on a gross basis in its consolidated statements of operations, but records sales, use, value added and excise taxes billed to its customers on a net basis in its consolidated statements of operations. The adoption of EITF No. 06-03 is not expected to have a material effect on the Company's financial position and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements." SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. The Company adopted SAB No. 108 for the year ended December 31, 2006. The adoption of SAB No. 108 did not have a material effect on the Company's results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within that fiscal year. The Company is currently assessing the potential effect that the adoption of SFAS No. 157 will have on its financial statements.

On December 21, 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, "Accounting for Registration Payment Arrangements" ("FSP EITF 00-19-2"). FSP EITF 00-19-2 addresses an issuer's accounting for registration payment arrangements. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS No. 5"). A "registration payment arrangement" is defined as an arrangement that specifies that the issuer will endeavor (1) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the Securities and Exchange Commission. The arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained. FSP EITF 00-19-2 specifies that if the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated at inception, the contingent liability under the registration payment arrangement shall be included in the allocation of proceeds from the related financing transaction using the measurement guidance in SFAS No. 5. FSP EITF 00-19-2 also requires certain disclosures about the terms of each registration payment arrangement, even if the likelihood of the issuer having to make any payments under the arrangement is remote. FSP EITF 00-19-2 is effective immediately for registration payment arrangements entered into after December 21, 2006 and for fiscal years beginning after December 31, 2006, and interim periods within those fiscal years, for registration payment arrangements entered into prior to the issuance of FSP EITF 00-19-2. The Company adopted FSP EITF 00-19-2 for the year ended December 31, 2006. The adoption of FSP EITF 00-19-2 did not have a material effect on the Company's results of operations and financial condition.

Results of Operations 2006 vs. 2005

Revenue for 2006 and 2005 is summarized as follows:

	2006	2005
	(dollars in millions)	
Communications	$3,311	$1,645
Coal Mining	67	74
	$3,378	$1,719

Communications revenue is separated into three categories: 1) Core Communications Services (including transport and infrastructure services, wholesale IP and data services, voice services and Vyvx services), 2) Other Communications Services (including managed modem and its related reciprocal compensation, legacy managed IP services and DSL aggregation), and 3) SBC Contract Services. Revenue attributable to these service groupings is provided in the following table:

	2006	2005
	(dollars in millions)	
Core Communications Services:		
Transport and Infrastructure	$1,014	$ 653
Wholesale IP and Data	301	186
Voice	536	120
Vyvx	122	3
	1,973	962
Other Communication Services:		
Managed Modem	286	396
Reciprocal Compensation	102	100
Managed IP	57	83
DSL Aggregation	—	79
	445	658
SBC Contract Services	893	25
Total Communications Revenue	$3,311	$1,645

The Company's Core Communications Services revenue increased 105% in 2006 compared to 2005. The growth in the Company's existing services as well as the acquisitions of WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass contributed to the increase. During 2006, the Company recorded revenue from the date of acquisition attributable to Progress Telecom of $49 million, ICG Communications of $46 million, TelCove of $166 million and Looking Glass of $33 million. During 2006, the Company integrated a significant portion of WilTel into the business. As a result, separate revenue information for former WilTel customers is no longer available other than for SBC Contract Services.

Transport and infrastructure revenue increased 55% in 2006 primarily due to the acquisitions of WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass. In addition, increased demand for complex nationwide solutions and colocation capacity in large markets contributed to the revenue growth in 2006. Termination revenue related to transport and infrastructure services decreased approximately $129 million from $131 million in 2005 to $2 million in 2006. The termination revenue in 2005 was primarily attributable to the termination of dark fiber lease agreements with two customers.

Wholesale IP and data revenue increased 62% in 2006 primarily due to customers obtained in the acquisitions of WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass. Wholesale IP and data revenue also increased due to traffic growth in North America from new and existing customers that exceeded the approximately 25% rate of price compression in 2006. Traffic growth was mitigated by one customer's migration of traffic to its own network which was acquired via a merger with another carrier. Improved market acceptance of the Company's VPN service and the continued growth of previously awarded contracts also contributed to the increase in wholesale IP and data revenue. Wholesale IP and data revenue includes $7 million of termination revenue in 2006.

Level 3's voice revenue increased 347% in 2006. The increase is primarily attributable to the operations acquired in the WilTel, TelCove and ICG Communications acquisitions, particularly domestic and international voice termination services, and growth in Level 3's existing wholesale and VoIP-related services including voice termination, local inbound, enhanced local and toll free services. On a combined basis, voice services experienced a 321% increase in minutes of use in the fourth quarter of 2006 compared to the same period in 2005.

Vyvx revenue increased to $122 million in 2006 as a result of including a full year of Vyvx revenue in the Company's results. Vyvx was acquired in December 2005 as part of the WilTel acquisition.

The Company expects to recognize termination revenue in the future if customers desire to renegotiate contracts or are required to terminate service. The Company is not able to estimate the specific value of these types of transactions until they occur, but does not currently expect to recognize significant termination revenue for the foreseeable future. The Company expects Core Communications Services revenue to increase in 2007 as a result of the Progress Telecom, ICG Communications, TelCove and Looking Glass acquisitions completed in 2006, the Broadwing and SAVVIS CDN Business acquisitions completed in January 2007 and expected increases in demand for the Company's Core Communications Services.

Managed modem revenue declined 28% in 2006 as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers. This change has resulted in a decline in the demand for managed modem ports. America Online, the Company's largest managed modem customer, continued to reduce the number of ports it purchases from Level 3 in 2006. In addition to the port cancellation provisions, the contracts with America Online contain market-pricing provisions that have the effect of lowering revenue as Level 3 is obligated to provide America Online a reduced per port rate if Level 3 offers another customer better pricing for a lower volume of comparable services. Managed modem revenue also declined in 2006 as a result of certain contracts being renewed or renegotiated at prices lower than were in effect in 2005. The declines in managed modem revenue have been partially offset by increases in market share as a result of certain competitors exiting segments of the managed modem business in the second half of 2006. The Company expects managed modem revenue to continue to decline in the future primarily due to an increase in the number of subscribers migrating to broadband services and the potential pricing concessions as contracts are renewed.

The Company did not recognize DSL aggregation revenue in 2006 due to the fact that the Company's primary DSL aggregation customer completed the migration of its DSL subscribers to its own network in the third quarter of 2005. In addition, the Company's other DSL contracts expired in 2005 and were not renewed. The Company does not expect to recognize DSL aggregation revenue in the foreseeable future.

Reciprocal compensation revenue increased $2 million in 2006. The Company has historically earned the majority of its reciprocal compensation revenue from managed modem services. Level 3 has interconnection agreements in place for the majority of traffic subject to reciprocal compensation. The majority of the Company's interconnection agreements provide rate structures through 2007. Level 3 continues to negotiate new interconnection agreements or amendments to its existing interconnection agreements with its local carriers. As a result of the Company's acquisitions of TelCove and Broadwing, the Company has started to generate a portion of its reciprocal compensation revenue from voice services. By the end of 2007, up to 25% of its total reciprocal compensation revenue is expected to be earned from voice services which is included in Core Communications Services revenue. To the extent that the Company is unable to sign new interconnection agreements or signs new agreements containing lower rates, or there is a significant decline in the Company's managed modem dial-up business, or FCC or state regulations change such that carriers are not required to compensate other carriers for terminating ISP-bound traffic, reciprocal compensation revenue may decline significantly over time.

The Company's legacy Managed IP business consists primarily of a business that was acquired in the Genuity transaction in 2003. The Company has not invested in this service and is not actively looking for new customers. The decline in revenue is attributable to the disconnection of service by existing customers. The Company expects this trend to continue in 2007.

SBC Contract Services revenue increased significantly in 2006 as a result of including a full year of SBC Contract Services revenue in the Company's results. The SBC Contract Services agreement was obtained in December 2005 as part of the WilTel acquisition. Under the terms of the agreement, SBC has gross margin purchase commitments through 2009. As of December 31, 2006, the remaining minimum gross margin commitment under the agreement to be utilized during 2007 was approximately $67 million, and $75 million from January 2008 through the end of 2009. Additionally, the SBC Contract Services provides for the payment of $50 million if certain performance criteria are met by Level 3. Level 3 is eligible to earn $25 million in 2006 and 2007. Of the annual amount, 50% is based on monthly performance and the remaining 50% is based on performance criteria for the full year. The Company met the required performance criteria and earned $25 million in 2006. SBC has begun to migrate its traffic to the AT&T network acquired in 2005. As a result, the Company expects SBC revenue to decline significantly in 2007 and beyond. However, SBC must still comply with the minimum gross margin commitments under the terms of the contract.

Coal mining revenue decreased to $67 million in 2006 compared to $74 million in 2005. The decline in revenue for 2006 is attributable to a decline in the average price per ton of coal sold, partially offset by a slight increase in tons shipped. The price decline is attributable to coal sold under a contract that was renewed in 2005 and contained lower price per ton than the original contract.

Cost of Revenue for the communications business, as a percentage of revenue for 2006 and 2005 was 44% and 28%, respectively. The increase in 2006 cost of revenue, as a percentage of revenue, is primarily attributable to the recognition of termination revenue in 2005, with no corresponding cost of revenue, and the significant voice and SBC Contract Services revenue obtained in the WilTel acquisition. The margins for the voice and SBC Contract Services revenue are lower than the margins earned on other components included in Core and Other Communications Services revenue. Partially offsetting the lower WilTel margins were the margins earned by Progress Telecom, ICG Communications, TelCove and Looking Glass. Margins for these businesses were slightly higher in 2006 than those reported by the Company in 2005. In 2005, the Company recognized $133 million of termination revenue with no corresponding cost of revenue, favorably affecting the cost of revenue percentage. Excluding the termination revenue, cost of revenue as a percentage of revenue would have been 30% in 2005. The Company expects cost of revenue as a percentage of revenue to increase in the first half of 2007 as the Company begins including lower margin revenue from the Broadwing business acquired in January 2007 and then to decline in the second half of 2007 and on an overall basis for 2007 as the lower margin revenue under SBC Contract Services declines and expected cost of revenue synergies from the acquisitions are realized.

Cost of revenue as a percentage of revenue for the coal mining business increased to 85% in 2006 from 72% in 2005. The increase in cost of revenue as a percentage of revenue for the coal mining business is due to a decline in the average price per ton of coal sold in 2006 compared to 2005 and due to increased product costs in 2006 related to changes in stripping ratios and increased tire and fuel costs. In addition, in the second quarter of 2005, the Company was able to favorably resolve certain production tax issues. The resolution of this matter resulted in a $5 million reduction in cost of revenue. Cost of revenue as a percentage of revenue for 2005 was 78% after excluding the effect of the $5 million reduction in cost of revenue for the period. The Company expects cost of revenue for the coal mining business in 2007 to be comparable with 2006.

Depreciation and Amortization expense was $730 million in 2006, a 13% increase from 2005 depreciation and amortization expense of $647 million. The increase is primarily attributable to the communications tangible and intangible assets that were acquired in the WilTel acquisition in December 2005, the Progress Telecom acquisition in March 2006, the ICG Communications acquisition in May 2006, the TelCove acquisition in July 2006 and the Looking Glass acquisition in August 2006. This increase was partially offset by an $80 million decrease in depreciation expense attributable to the increase in estimated useful lives for network fiber and IP and transmission equipment.

Due to the acquisitions of: Progress Telecom in the first quarter of 2006; ICG Communications in the second quarter of 2006; TelCove and Looking Glass in the third quarter of 2006; and Broadwing and the SAVVIS CDN Business in the first quarter of 2007, Level 3 expects depreciation and amortization expenses to increase in 2007.

Selling, General and Administrative expenses increased 64% to $1.258 billion in 2006 from $769 million in 2005. This increase is primarily attributable to the inclusion of expenses associated with the operations acquired in the WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass transactions in December 2005, March 2006, May 2006, July 2006 and August 2006, respectively. Specifically, increases in compensation, bonus and employee related costs, network related costs and facility-based expenses all contributed to the increase in selling, general and administrative expenses in 2006.

Included in operating expenses for 2006 and 2005 were $84 million and $51 million, respectively, of non-cash compensation and professional expenses recognized under SFAS No. 123R and SFAS No. 123, respectively, related to grants of outperform stock options, warrants and other stock-based compensation awards. The $33 million increase in non-cash compensation expense in 2006 is primarily attributable to an increase in the number of outperform stock options granted to employees and an increase in the value of the options granted to employees associated with the increasing price of the Level 3 common stock in 2006. These increases were offset by a reduction in the amount of restricted stock and restricted stock units granted in 2006 compared to 2005.

In addition, during the second quarter of 2006, the October 2005 and January 2006 outperform stock option grants were revalued using May 15, 2006 as the grant date, in accordance with SFAS No. 123R, and resulted in a $6 million increase in non-cash compensation expense during the second quarter of 2006. As stated in the Company's proxy materials for its 2006 Annual Meeting of Stockholders, over the course of the years since April 1, 1998, the compensation committee of the Company's Board of Directors had administered the 1995 Stock Plan under the belief that the action of the Company's Board of Directors to amend and restate that plan effective April 1, 1998 had the effect of extending the original term of the Plan to April 1, 2008. After a further review of the terms of the plan, however, the compensation committee determined that an ambiguity could have existed that may have resulted in an interpretation that the expiration date of the plan was September 25, 2005. To remove any ambiguity, the Board of Directors sought the approval of the Company's stockholders to amend the plan to extend the term of the plan by five years to September 25, 2010. This approval was obtained at the 2006 Annual Meeting of Stockholders held on May 15, 2006 which resulted in a final measurement date of May 15, 2006 for the outperform options granted in October 2005 and January 2006.

The Company expects selling, general and administrative expenses to increase in 2007 on an overall basis as a result of the inclusion of a full year of expenses for the 2006 acquisitions of Progress Telecom, ICG Communications, TelCove and Looking Glass and the January 2007 acquisitions of Broadwing and the SAVVIS CDN Business. The Company expects the increase in selling, general and administrative expenses will be higher in the first half of 2007. In the second half of 2007, the Company expects that savings from integration synergies from the Broadwing acquisition will result in reduced selling, general and administrative expenses as compared to the first half of 2007.

Restructuring and Impairment Charges were $13 million in 2006 and $23 million in 2005. In 2006, the Company recognized $5 million of restructuring charges related to workforce reductions in the communications business in North America. The employees impacted by this workforce reduction were Level 3 employees affected by the integration of companies acquired in 2005 and 2006. As of December 31, 2006, the Company had remaining obligations of less than $1 million.

In 2005, the Company recognized $15 million related to the workforce reductions in the communications business in North America and Europe. The employees affected by this workforce reduction provided support functions or worked directly on mature services. All obligations attributable to the 2005 restructuring activities were paid by December 31, 2005.

The Company expects to record restructuring charges in 2007 in connection with the integration of the metro businesses acquired in 2006 and the Broadwing acquisition completed in January 2007.

The Company recognized non-cash impairment charges of $4 million in 2006 and $9 million in 2005 resulting from the decision to terminate projects for certain voice services and IT projects in the communications business. In addition, 2005 included a $1 million reduction in expected lease impairment obligations. These projects have identifiable costs which Level 3 can evaluate separately for impairment. The costs incurred for these projects, including capitalized labor, were impaired as the Company did not expect to utilize the assets in the future. In addition, during the second quarter of 2006, Level 3 recognized $4 million of non-cash impairment charges related to excess land of the communications business deemed available for sale in Germany. This charge resulted from the difference between the recorded carrying value and the estimated market value of the land.

Adjusted OIBDA is defined by the Company, as operating income (loss) from the consolidated statements of operations, less depreciation and amortization expense, less non-cash compensation expense included within selling, general and administration expense on the consolidated statements of operations, and less the non-cash portion of restructuring and impairment charges. Adjusted OIBDA is not a measurement under accounting principles generally accepted in the United States and may not be used by other companies. Management believes that Adjusted OIBDA is an important part of the Company's internal reporting and is an indicator of profitability and operating performance used by the chief operating decision maker or decision making group, especially in a capital-intensive industry such as telecommunications. Adjusted OIBDA excludes interest expense and income tax expense and other gains/losses not included in operating income. Excluding these items eliminates the expenses associated with the Company's capitalization and tax structures. Note 18 of the consolidated financial statements provides a reconciliation of Adjusted OIBDA for each of the Company's operating segments.

Adjusted OIBDA for the communications business was $677 million and $458 million for 2006 and 2005, respectively. The increase is primarily attributable to the Adjusted OIBDA contribution from the operations acquired in the WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass transactions and growth in the Company's Core Communications Services revenue partially offset by related costs. Partially offsetting these increases was a $122 million reduction in termination and settlement revenue from 2005 to 2006.

Adjusted OIBDA for the mining business decreased to $8 million in 2006 from $16 million in 2005. The decrease is primarily attributable to the favorable resolution of certain production tax issues, which resulted in a $5 million decrease in the cost of revenue for the mining business in the second quarter of 2005 and a decline in the average price per ton of coal sold in 2006 compared to 2005.

The Company expects Adjusted OIBDA to increase in 2007 based on the inclusion of a full year of results in 2007 for Progress Telecom, ICG Communications, TelCove and Looking Glass and the inclusion of the results of the January 2007 acquisitions of Broadwing and the SAVVIS CDN Business and continued growth in Core Communications Services.

Interest Income was $64 million in 2006, increasing $29 million from $35 million in 2005. The increase in interest income was due to an increase in the Company's average return on its portfolio to 4.3% in 2006 compared to 2.8% in 2005. The average portfolio balance was $1.5 billion and $1.2 billion in 2006 and 2005, respectively. Pending utilization of cash and cash equivalents, the Company invests its funds primarily in government and government agency securities and money market funds. The investment strategy generally provides lower yields on the funds than on alternative investments, but reduces the risk to principal in the short term prior to these funds being used in the Company's business.

Interest Expense, net increased by $118 million to $648 million in 2006 compared to 2005. Interest expense increased primarily as a result of interest expense attributable to the issuance of $880 million of 10% Convertible Senior Notes due 2012 issued in the second quarter of 2005, $550 million of 12.25% Senior Notes due 2013 issued in the first half of 2006, $150 million of Floating Rate Senior Notes due 2011 issued on March 14, 2006 and $335 million of 3.5% Convertible Senior Notes due 2012 issued on June 13, 2006 and $1.250 billion of 9.25% Senior Notes due 2014 issued in the fourth quarter of 2006. In addition, the Company exchanged portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 for new 11.5% Senior Notes due 2010 during the first quarter of 2006, thereby increasing the effective interest expense on this debt. The increase in interest expense from new debt issuances was partially offset by the July 13, 2006 redemption of the 9.125% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 and a 400 basis-point reduction in the interest rate on the $730 million Senior Secured Term Loan due 2011 subsequent to its amendment in late June of 2006.

Level 3 expects interest expense to decrease in 2007 based on the overall net effect of the 2005 and 2006 financing transactions described above; the December 27, 2006 repurchase of $497 million of 10.75% Senior Notes due 2011; the January 2007 exchange of $605 million of 10% Convertible Senior Notes due 2011 for 196.8 million shares of Level 3 common stock; the February 14, 2007 issuance of $700 million of 8.75% Senior Notes due 2017 and $300 million of Floating Rate Senior Notes due 2015; the February 15, 2007 announced calls for redemption of all of its outstanding $488 million of 12.875% Senior Notes due 2010, all of its outstanding $96 million of 11.25% Senior Notes due 2010 and all of its outstanding €104 million of 11.25% Senior Euro Notes due 2010; the February 15, 2007 announced and currently pending tender offers to purchase for cash any and all of Level 3 Financing's $150 million of Floating Rate Notes due 2011 and any and all of its $78 million of 11% Senior Notes due 2008; and the February 20, 2007 announced and currently pending tender offers to purchase for cash any and all of its outstanding

$692 million of 11.5% Senior Notes due 2010 and any and all of its outstanding €50 million of 10.75% Senior Euro Notes due 2008.

Loss on Extinguishment of Debt was $83 million in 2006 and zero in 2005. In the fourth quarter of 2006, the Company realized a $54 million loss from the repurchase of the $497 million principal amount of Level 3 Financing's 10.75% Senior Notes due 2011 and in the second quarter of 2006, Level 3 realized a $55 million loss on the amendment and restatement of Level 3 Financing's Senior Secured Term Loan due 2011. These losses were partially offset by the $27 million gain realized on the debt exchange in the first quarter of 2006.

In January 2007, in two separate transactions, the Company exchanged $605 million of its 10% Convertible Senior Notes due 2011 for approximately 196.8 million shares of the Company's common stock and expects to recognize a $177 million loss associated with these exchanges.

On February 15, 2007, Level 3 Communications, Inc. called for redemption of all of its outstanding $488 million aggregate principal amount of 12.875% Senior Notes due 2010 at a price equal to 102.146% of the principal amount thereof, all of its outstanding $96 million of 11.25% Senior Notes due 2010 at a price equal to 101.875% of principal amount thereof and all of its outstanding €104 million of 11.25% Senior Euro Notes due 2010 at a price equal to 101.875% of principal amount thereof. Level 3 will pay accrued and unpaid interest on the senior notes to, but not including, the redemption date. All of these senior notes will be redeemed by Level 3 on March 16, 2007. The Company expects to recognize a loss of approximately $49 million associated with these redemptions in the first quarter of 2007.

Level 3 also announced four tender offers for cash in February 2007 that were pending as of March 1, 2007. On February 15, 2007, Level 3 Financing, Inc. commenced a tender offer to purchase for cash any and all of the outstanding $150 million aggregate principal amount of its Floating Rate Notes due 2011 for a price equal to $1,080.00 per $1,000 principal amount of the notes, which includes $1,050.00 as the tender offer consideration and $30.00 as a consent payment. Additionally, Level 3 Communications, Inc. commenced a tender offer to purchase for cash any and all of its outstanding $78 million aggregate principal amount of 11% Senior Notes due 2008 for a price equal to $1,054.28 per $1,000 principal amount of the notes, which includes $1,024.28 as the tender offer consideration and $30.00 as a consent payment. The Company expects to recognize a loss associated with these tender offers in the first quarter of 2007, the amount of which will depend on the amounts tendered for each issuance.

On February 20, 2007, Level 3 Communications, Inc. commenced a tender offer to purchase for cash any and all of the outstanding $692 million aggregate principal amount of its 11.5% Senior Notes due 2010 for a price equal to $1,115.26 per $1,000 principal amount of the 11.5% Senior Notes due 2010, which includes $1,085.26 as the purchase price and $30.00 as a consent payment. Level 3 Communications, Inc. also commenced a tender offer to purchase for cash any and all of the outstanding €50 million aggregate principal amount of its 10.75% Senior Euro Notes due 2008 for a price equal to €1,061.45 per €1,000 principal amount of the Senior Euro Notes due 2008, which includes €1,031.45 as the purchase price and €30.00 as a consent payment. The Company expects to recognize a loss associated with these tender offers in the first quarter of 2007, the amount of which will depend on the amounts tendered for each issuance. Each of these tender offers were pending as of March 1, 2007.

The Company may enter into additional transactions in 2007 to repurchase or exchange existing debt that may result in gains or losses on the extinguishment of debt.

Other, net is primarily comprised of gains and losses on the sale of marketable securities and non-operating assets, realized foreign currency gains and losses and other income.

Income Tax Expense was $2 million in 2006 compared to $5 million in 2005. The Company incurs income tax expense attributable to income in various Level 3 subsidiaries, including Coal, that are required to file state or foreign income tax returns on a separate legal entity basis.

As of December 31, 2006, Level 3 had net operating loss carryforwards of approximately $7.0 billion for federal income tax purposes, including $298 million of net operating loss carryforwards from acquired companies after limitations that resulted from the acquisitions. If certain transactions occur with respect to Level 3's capital stock that result in a cumulative ownership change of more than 50 percentage points by 5-percent shareholders over a three-year period as determined under rules prescribed by the U.S. Internal Revenue Code ("IRC") and applicable regulations, annual limitations would be imposed with respect to the Company's ability to utilize its net operating loss carryforwards and certain current deductions against any taxable income Level 3 achieves in future periods. Level 3 has entered into transactions over the last three years resulting in significant cumulative changes in the ownership of its capital stock. Additional transactions could cause the Company to incur a 50 percentage point ownership change by 5-percent shareholders and, if the Company triggers the above-noted IRC imposed limitations; could prevent it from fully utilizing net operating loss carryforwards and certain current deductions to reduce income taxes.

Income from Discontinued Operations was $46 million for 2006 and is comprised of $13 million from the operations of Software Spectrum and a $33 million gain from the sale of Software Spectrum to Insight Enterprises, Inc. ("Insight") in September, 2006. Income from discontinued operations was $69 million for 2005 and is comprised of $20 million from Software Spectrum and a $49 million gain from the sale of (*i*)Structure to Infocrossing.

Income from Discontinued Operations declined in 2006 versus the same period in 2005 due to the sale of Software Spectrum on September 7, 2006. Software Spectrum earns a disproportionate share of its revenue at the end of the quarter but incurs operating expenses ratably during the quarter. As a result of the sale in September 2006, operating expenses for Software Spectrum exceeded the gross profits earned on sales through the transaction date due to the cyclical nature of the Software Spectrum business.

Software Spectrum increased its sales and marketing efforts and resources targeting mid-market businesses over the last 18 months of its ownership by the Company resulting in higher revenues and profits for the period ending September 7, 2006 compared to the twelve months ended December 31, 2005. The increase in gross profits was partially offset by an increase in operating expenses, primarily for employee related costs, and the disproportionate level of operating expenses recognized for the partial third quarter of 2006.

Level 3 received gross proceeds of approximately $353 million and recognized a gain on the sale of Software Spectrum, after transaction costs, of approximately $33 million in the third quarter of 2006. During the fourth quarter of 2006, Level 3 paid $2 million to Insight as a final post-closing working capital adjustment.

Results of Operations 2005 vs. 2004

Revenue for 2005 and 2004 is summarized as follows:

	2005	2004
	(dollars in millions)	
Communications	$1,645	$1,685
Coal Mining	74	91
	$1,719	$1,776

	2005	2004
	(dollars in millions)	
Core Communications Services:		
Transport and Infrastructure	$ 653	$ 574
IP and data	186	167
Voice	120	53
Vyvx	3	—
	962	794
Other Communication Services:		
Managed Modem	396	488
DSL aggregation	79	138
Reciprocal Compensation	100	150
Managed IP	83	115
	658	891
SBC Contract Services	25	—
Total Communications Revenue	$1,645	$1,685

Transport and infrastructure revenue increased in 2005 primarily due to increased demand for colocation space in large markets in North America and Europe, and an increase in wavelength revenue due to sales to 360Networks, France Telecom and other new and existing customers. Transport and infrastructure revenue in 2005 includes $4 million attributable to WilTel. In addition, termination revenue related to transport and infrastructure services increased approximately $23 million in 2005. The termination revenue in 2005 was primarily attributable to agreements reached with France Telecom and 360networks relating to the termination of existing dark fiber lease agreements with those customers described below.

On February 22, 2005, France Telecom and Level 3 finalized an agreement to terminate a dark fiber agreement signed in 2000. Under the terms of the agreement France Telecom returned the fiber to Level 3. Under the original IRU agreement, the cash received by Level 3 was deferred and amortized to revenue over the 20-year term of the agreement. As a result of this transaction, Level 3 recognized unamortized deferred revenue of approximately $40 million as non-cash termination revenue in the first quarter of 2005. The wavelength sales described above were a part of this transaction.

On March 1, 2005, Level 3 entered into an agreement with 360networks in which both parties agreed to terminate a 20-year IRU agreement. Under the new agreement 360networks returned the dark fiber originally provided by Level 3. Under the original IRU agreement, signed in 2000, the revenue associated with the cash received by Level 3 was deferred and amortized to revenue over the 20-year term of the agreement. As a result of this transaction, Level 3 recognized the unamortized deferred revenue of approximately $86 million as non-cash termination revenue in the first quarter of 2005. The wavelength sales described above were a part of this transaction.

IP and data revenue increased in 2005 primarily due to traffic growth from new and existing customers that exceeded the rate of price compression as well as improved market acceptance of the Company's new VPN service. In addition, 2005 IP and data revenue includes $1 million attributable to WilTel.

Level 3's voice revenue, excluding WilTel, increased 117% in 2005. The increase is primarily attributable to the Company's wholesale voice products including voice termination and local inbound services. Voice termination and local inbound services experienced a 35% and 49%, respectively, increase in minutes of use in the fourth quarter of 2005 compared to the same period in 2004. The Company also recorded voice revenue of $5 million attributable to WilTel for the period Level 3 owned WilTel in the fourth quarter of 2005.

The Vyvx business was acquired on December 23, 2005 as part of the WilTel transaction. Revenue of $3 million is included from the acquisition date through the end of the year.

Managed modem revenue declined in 2005 as a result of the continued migration from narrow band dial-up services to higher speed broadband services by end user customers. This change resulted in a decline in the demand for managed modem ports. America Online, the Company's largest managed modem customer, reduced the number of ports it purchased from Level 3 by approximately 25% in the second half of 2004 and decreased the number of ports purchased by an additional 30% primarily in the second half of 2005.

Partially offsetting this decline in managed modem revenue in 2005 was the revenue purchased in the acquisitions of the managed modem businesses from ICG Communications and Sprint completed in the second and fourth quarter of 2004, respectively.

DSL aggregation revenue decreased significantly in 2005 as the Company's primary DSL aggregation customer began to migrate its DSL subscribers to its own network beginning in the first quarter of 2005. The customer completed the migration of its subscribers in the third quarter of 2005. In addition, the Company's other DSL contracts expired in 2005 and were not renewed.

Reciprocal compensation revenue declined from 2004 levels primarily due to a settlement with a major carrier in the third quarter of 2004, which did not recur in 2005. The settlement resolved rate issues for 2004 and prior periods and resulted in the recognition of $31 million of revenue for services provided in prior periods. This revenue had been deferred as the Company did not have an interconnection agreement in place and approved by the relevant authorities. In addition to this agreement, the Company signed interconnection agreements with other carriers in 2004 and 2005 that resulted in the Company receiving a lower rate per minute for terminating traffic. The majority of the Company's interconnection agreements provide rate structures through 2006. The Company earns the majority of its reciprocal compensation revenue from managed modem services.

The Company's legacy Managed IP business consists primarily of a business that was acquired in the Genuity transaction in 2003. The Company has not invested in this service and is not actively looking for new customers. The decline in revenue is attributable to the disconnection of service by existing customers.

The SBC Contract Services revenue was obtained in the WilTel transaction. Under the terms of the agreement, SBC has gross margin purchase commitments through 2009. Level 3 earned revenue of approximately $25 million attributable to this contract in 2005.

Coal mining revenue decreased to $74 million in 2005 compared to $91 million in 2004. The decline in revenue for 2005 was attributable to a significant reduction in coal required to be purchased in 2005 under a contract with Detroit Edison from 2004 levels. The Company has signed new agreements with Detroit Edison, but with lower tonnage requirements and lower prices.

Cost of Revenue for the communications business, as a percentage of revenue for 2005 and 2004 was 28% and 27%, respectively. In 2005, the Company recognized $133 million of termination revenue, primarily related to 360networks and France Telecom in the first quarter. In 2004, termination revenue was $113 million, most of which was attributable to the McLeod transaction in the fourth quarter. An increase in termination revenue with no corresponding cost of revenue, positively affected the percentage in both years. Excluding termination revenue in 2005 and 2004, the cost of revenue, as a percentage of revenue, would have been 30% and 28%, respectively. The increase in 2005 is attributable to the increase in voice services for which the corresponding cost of revenue is generally higher than Level 3's other services.

Cost of revenue, as a percentage of revenue, for the coal mining business was relatively consistent for 2005 and 2004 at 72% and 73%, respectively. The decrease in cost of revenue as a percentage of revenue is attributable to the favorable resolution of certain production tax issues related to prior periods that resulted in a $5 million decrease in the cost of revenue for the mining business in the second quarter of 2005.

Depreciation and Amortization expenses were $647 million in 2005, a 4% decrease from 2004 depreciation and amortization expenses of $671 million. The decrease is primarily attributable to shorter-lived communications assets that were placed in service in prior years becoming fully depreciated during 2004 and 2005.

Selling, General and Administrative expenses decreased 6% to $769 million in 2005 from $822 million in 2004. This decrease was primarily attributable to lower compensation and employee related costs resulting from the workforce reduction for the communications business which occurred in the first quarter of 2005. Declines in base compensation, bonus, travel, recruiting and facilities expenses all contributed to the decrease in selling, general and administrative expenses in 2005 for the communications business. Also contributing to the decline in operating expenses were lower advertising, marketing and bad debt expenses. Partially offsetting the reduction in communications expenses was an increase in operating expenses for WilTel since its acquisition in the fourth quarter of 2005.

Included in operating expenses for 2005 and 2004 were $51 million and $43 million, respectively, of non-cash compensation and professional expenses recognized under SFAS No. 123 related to grants of stock options, warrants and other stock-based compensation awards. The $8 million increase in non-cash compensation expense was primarily attributable to the restricted stock units granted by the Company in second quarter of 2005 resulting in increased value of the stock based compensation distributed to employees associated with an increasing price of the Level 3 common stock.

Restructuring and Impairment Charges were $23 million in 2005 and $14 million in 2004. The Company recognized $15 million related to the workforce reductions of the communications business in North America and Europe in 2005. The employees affected by this workforce reduction provided support functions or worked directly on mature services. All obligations attributable to the 2005 restructuring activities were paid by December 31, 2005.

During 2005, the Company recognized $9 million in non-cash impairment charges resulting from the decision to terminate projects for certain voice services and IT projects in the communications business. The costs incurred for these projects, including capitalized labor, were impaired as the carrying value of these projects exceeded their estimated fair value.

The Company recorded real property lease impairment charges of $14 million for leases in North America and Europe in the fourth quarter of 2004. The charge resulted from ceased use of certain space, the signing of subleases for existing vacant space at lower than estimated rates, and extending the estimated sublease dates for other vacant properties due to market conditions.

Adjusted OIBDA for the communications business was $458 million and $463 million for 2005 and 2004, respectively. The decline in 2005 is primarily attributable to the decline in communications revenue partially offset by higher termination revenue recognized by the Company in 2005. The termination revenue recognized by the Company in 2005 was $133 million versus $113 million in 2004. The decline in revenue was offset by a reduction in operating expenses primarily attributable to lower compensation and employee related costs resulting from the workforce reduction for the communications business which occurred in the first quarter of 2005 and lower advertising, marketing and bad debt expenses.

Adjusted OIBDA for the mining business decreased to $16 million in 2005, from $18 million in 2004. The decrease was due to the expiration of higher margin contracts in 2004 which were replaced by contracts at lower prices and lower tonnage in 2005.

Adjusted OIBDA for the Company's other businesses decreased from negative $1 million in 2004, to negative $3 million in 2005. This change was due to the increase in professional fee expenses in 2005.

Interest Income was $35 million in 2005 increasing $22 million from $13 million for 2004. The increase in interest income was due to the increase in the Company's average return on its portfolio to 2.8% in 2005 from 1.3% in 2004. The average portfolio balance increased to $1.2 billion in 2005 from $1.0 billion in 2004.

The Company elected to take advantage of the yield curve and purchase longer-term U.S. government securities. The maturity dates on the government securities ranged from November 2006 through February 2008. Due to the WilTel acquisition and expected liquidity requirements, the Company classified certain government securities, previously classified as held to maturity, as available for sale which means they are reported at market value instead of cost at the end of the reporting period. The Company has characterized its remaining securities as held to maturity.

Interest Expense, net increased by $45 million to $530 million in 2005 compared to 2004, primarily as a result of increased interest expense from the issuance of the Company's $880 million of 10% Convertible Senior Notes due 2011 in the second quarter of 2005. In addition, there was an increase in interest expense due to the accretion on discount notes and higher interest rates on the variable rate debt. This was partially offset by the refinancing transaction that occurred in the fourth quarter of 2004. Level 3 Financing entered into a $730 million Senior Secured Term Loan due 2011 and the Company issued $345 million of 5.25% Senior Convertible Notes due 2011 in the fourth quarter of 2004. The Company used the proceeds from these transactions to repurchase approximately $1.1 billion of the Company's public debt due in 2008. Overall, the refinancing transaction in the fourth quarter of 2004 reduced the Company's annual interest expense by approximately $16 million in 2005 compared to the same period in 2004.

In addition, the extinguishment of the Allegiance capital lease obligation, assumed in the Genuity acquisition, in the second quarter of 2004 resulted in a decrease in interest expense in 2005.

Gain on Extinguishment of Debt was zero in 2005 and $197 million in 2004. In the fourth quarter of 2004, the Company repurchased portions of its 9.125% Senior Notes due 2008, 11% Senior Notes due 2008, 10.5% Senior Discount Notes due 2008 and 10.75% Senior Euro Notes due 2008. The Company repurchased portions of the outstanding notes at prices ranging from 83 percent to 89 percent of the repurchased principal balances. The net gain on the early extinguishment of the debt, including transaction costs, realized foreign currency losses and unamortized debt issuance costs, was $50 million for these transactions. In the second quarter of 2004, the Company paid approximately $54 million and assumed certain obligations to extinguish the Allegiance capital lease obligation and recognized a gain of $147 million on the transaction.

Income Tax Expense was $5 million in 2005 compared to $1 million in 2004. In 2005, the communications business incurred additional tax expense attributable to increased income in various Level 3 subsidiaries, including Coal, that are required to file state income tax returns on a separate legal entity basis.

Income from Discontinued Operations was $69 million for 2005 and is comprised of $20 million from Software Spectrum and a $49 million gain from the sale of (*i*)Structure to Infocrossing. In 2004, discontinued operations of Software Spectrum resulted in net operating income of $20 million.

Revenue for Software Spectrum and (*i*)Structure increased 1% from $1.936 billion in 2004 to $1.958 billion in 2005 primarily as a result of sales to a systems integrator on behalf of the Department of Navy in addition to increased sales to the small-medium business market customers. This was partially offset by an increase in sales under software publishers' agency licensing programs that result in only a service fee being recognized as revenue, rather than the selling price of the software. The software reseller industry is seasonal, with revenue and operating income typically being higher in the second and fourth quarters of the Company's fiscal year.

Software Spectrum began experiencing an increase in sales under Microsoft's 6.0 licensing program and similar programs offered by other suppliers in 2003. Under these programs, new enterprise-wide licensing arrangements are priced, billed and collected directly by the software publishers. Software Spectrum continued to provide sales and support services related to these transactions and earns a service fee directly from publishers for these activities. The Company recognized the service fee it receives as revenue and not the entire value of the software under this program. Software Spectrum recorded approximately $74 million and $54 million of revenue attributable to these types of contracts in 2005 and 2004, respectively. The estimated selling price of the software sold under these agreements was $1.235 billion and $975 million for the corresponding periods.

The cost of revenue for Software Spectrum and (*i*)Structure, as a percentage of its revenue, was 90% for 2005 and 91% for 2004. Software Spectrum is very reliant on rebates received from software publishers to improve its operating results. In 2005 and 2004, Software Spectrum earned approximately $40 million and $42 million, respectively, in rebates which reduced cost of revenue. Software Spectrum does not earn rebates from Microsoft on agency program sales.

Selling, general and administrative expenses for the Software Spectrum and (*i*)Structure businesses increased from $134 million in 2004 to $152 million in 2005 primarily as a result of an increase in headcount at Software Spectrum.

Liquidity and Capital Resources

Cash flows provided by (used in) continuing operations for the years ended December 31, 2006 and 2005, respectively are as follows (dollars in millions):

	Year Ended December 31,	
	2006	2005
Communications**	$207	$(120)
Other	14	2
Total	$221	$(118)

** Includes interest expense net of interest income

The improvement in communications operating cash flows for 2006 is primarily attributable to improved operating results after excluding the effects of $129 million of non-cash termination revenue in the first quarter of 2005. The improved results are directly attributable to the operations of WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass which were acquired late in 2005 and the first nine months of 2006, and additional revenue from Core Communications Services. Fluctuations in working capital balances resulted in an incremental source of cash of $67 million in 2006 compared to 2005. An increase in cash provided by accounts receivable was partially offset by an increase in cash used for accounts payable and other current liabilities and a decline in deferred revenue. The increase in cash provided by accounts receivable was, in part, due to a decline in the accounts receivable balance for SBC Contract Services at the end of the year as they migrated traffic to their own network. Partially offsetting the increase in cash provided by operations and working capital fluctuations were higher cash interest payments in 2006. Cash interest payments increased by $108 million in 2006 compared to 2005.

The increase in operating cash flows for the other businesses is primarily attributable to fluctuations in working capital accounts and other noncurrent liabilities, partially offset by a decrease in operating earnings.

Cash used for investing activities in 2006 primarily included cash used for the acquisitions of Progress Telecom—$68 million, ICG Communications—$39 million, TelCove—$590 million and Looking Glass—$77 million. In addition, $392 million was used for capital expenditures primarily for the communications business, and $98 million to purchase short-term marketable securities. The Company also increased its restricted securities by $21 million, primarily for its coal business and acquired companies. In the second quarter of 2006, the Company received $27 million from Leucadia for the WilTel purchase price adjustment and $5 million of proceeds from the sale of Infocrossing shares received in the (*i*)Structure transaction. In the fourth quarter of 2006, $275 million of marketable securities held by the Company matured. The Company received net proceeds of $307 million from the sale of Software Spectrum in 2006. The Company also received distributions from Software Spectrum of $18 million during 2006.

Financing sources in 2006 consisted of $680 million of net proceeds from the issuance of: the Floating Rate Senior Notes due 2011 and 12.25% Senior Notes due 2013; $326 million from the offering of 3.5% Convertible Senior Notes due 2012; $1,249 from the offering of 9.25% Senior Notes due 2014; and $543 million of proceeds from the offering of 125 million shares of common stock. Financing uses included the $46 million of premiums paid to holders of the exchanged notes and $5 million of third-party costs associated with the debt exchange transaction in January 2006. The $730 million Senior Secured Term Loan amendment and restatement required the payment of $53 million in fees to lenders and third parties. In July and December 2006, respectively, the Company used $461 million of cash to redeem all the outstanding 9.125% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008, excluding accrued interest of $9 million, and Level 3 Financing used $543 million of cash to repurchase $497 million of its 10.75% Senior Notes due 2011.

Cash flows used *in discontinued operating activities increased* as a *result of lower earnings and* fluctuations in working capital.

The Company incurred losses from continuing operations of $790 million for the year ended December 31, 2006. The Company used $171 million of cash for operating activities and capital expenditures in 2006. The Company expects that the communications business will continue to consume cash in 2007; however, the amount of cash consumed is expected to decline during the year, excluding the timing effects of working capital requirements and interest payments. In 2007, the Company expects its costs will continue to exceed revenue and it will continue to consume cash primarily due to interest payments and capital expenditures. The Company expects Adjusted OIBDA to improve in 2007 primarily as a result of the WilTel, Progress Telecom, ICG Communications, TelCove, Looking Glass, Broadwing and SAVVIS CDN Business acquisitions and the growth in Core Communications Services revenue partially offset by reductions in Other and SBC Contract Services revenue. Interest payments are expected to decrease in 2007 based on financing and other capital markets transactions completed or announced through the time of this filing. Capital expenditures for 2007 are expected to range from $600 million to $650 million and will consist of $100 million to $150 million of base capital expenditures (estimated capital required to keep the network operating efficiently and product development), approximately $75 million to $100 million of capital expenditures for integration and approximately $400 million to $425 million of success-based capital expenditures associated with incremental revenue. The majority of the Company's ongoing capital expenditures are expected to be success-based, that is, tied to incremental revenue. In total, the Company expects that cash required for operating activities and capital expenditures will range from $225 million to $335 million in 2007, excluding fluctuations in working capital. The Company does not have any significant principal amounts due on its outstanding debt until 2008. As of December 31, 2006, the Company had debt (excluding capital lease payments) of $144 million and $363 million that matures in 2008 and 2009, respectively.

Level 3 has approximately $1.916 billion of cash, cash equivalents and marketable securities on hand at December 31, 2006. In addition, $136 million of current and non-current restricted securities are used to collateralize outstanding letters of credit, long-term debt, certain operating obligations of the Company or certain reclamation liabilities. Based on information available at this time, management of the Company believes that the Company's current liquidity, anticipated future cash flows from operations and the financing activities completed or announced in the first quarter of 2007, will be sufficient to fund its business including the acquisitions of Broadwing and the SAVVIS' CDN Business.

The Company may elect to secure additional capital in the future, at acceptable terms, to improve its liquidity or fund acquisitions. In addition, in an effort to reduce future cash interest payments, as well as future amounts due at maturity or extend debt maturities, Level 3 or its affiliates may, from time to time, issue new debt, enter into debt for debt, debt for equity or cash transactions to purchase its outstanding debt securities in the open market or through privately negotiated transactions. Level 3 will evaluate any such transactions in light of then existing market conditions and the possible dilutive effect to stockholders. The amounts involved in any such transaction, individually or in the aggregate, may be material.

In January 2006, the Company completed private exchange offers to exchange a portion of its outstanding 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 (together the "2008 Notes") that were held by eligible holders in a private placement for cash and new 11.5% Senior Notes due 2010. The Company issued $692 million aggregate principal amount of 11.5% Senior Notes due 2010 as well as paid $46 million of cash consideration in exchange for the 2008 Notes tendered in the transactions. The Company also paid approximately $13 million in cash for total accrued interest on the 2008 Notes that had been accepted for exchange to the closing date and $5 million in transaction costs.

In March 2006, Level 3 Financing issued $150 million of Floating Rate Senior Notes due in 2011 and $250 million of 12.25% Senior Notes due in 2013. In April 2006, Level 3 Financing issued an additional $300 million of the 12.25% Senior Notes due in 2013. The proceeds from these offerings were used to fund the cash portion of the WilTel and Progress Telecom acquisitions as well as to fund the cost of construction, installation, acquisition, lease, development or improvement of other assets to be used in Level 3's communications business.

In June 2006, Level 3 issued $335 million of 3.5% Convertible Senior Notes due 2012. The Company also completed the offering of 125 million shares of its common stock for which it received $543 million in net proceeds. Net proceeds were used to redeem all of its 9.125% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 for total consideration of $461 million, excluding accrued interest of $9 million. The remaining proceeds were used for acquisitions and for general corporate purposes, including working capital and capital expenditures.

On June 27, 2006, Level 3 Financing amended and restated its existing $730 million senior secured credit agreement to reduce the interest rate payable under the agreement by 400 basis points, modify the prepayment provisions and make other specified changes. Level 3 Financing paid approximately $42 million to existing debt holders and $11 million to third parties in transaction costs to complete the transaction.

Level 3 Financing issued $600 million and $650 million of 9.25% Senior Notes due 2011 in October and December 2006, respectively, and received net proceeds of $1.239 billion (excluding prepaid interest) after transaction costs. Level 3 Financing used a portion of the proceeds to complete a tender offer to repurchase $497 million of 10.75% Senior Notes due 2011 for total consideration of $543 million, excluding accrued interest. The remaining proceeds were used to fund the cost of construction, installation, acquisition, lease, development or improvement of other assets to be used in Level 3's communications business.

In January 2007, in two separate transactions, the Company completed the exchange of $605 million of its 10% Convertible Senior Notes due 2011 for a total of 196.8 million shares of Level 3's common stock.

On February 8, 2007, Level 3 Financing announced that it is seeking to refinance its $730 million senior secured credit agreement into a loan amount of up to $1.4 billion. In addition to increasing the loan amount, Level 3 Financing is also seeking, among other things, to reduce the interest rate payable under the agreement and extend the maturity from 2011 to 2014. The refinancing of the senior secured credit facility is expected to close in mid-March 2007.

On February 14, 2007, Level 3 Financing issued $700 million of its 8.75% Senior Notes due 2017 and $300 million of its Floating Rate Senior Notes due 2015 and received net proceeds of $982 million. The proceeds from these offerings are expected to be used to refinance certain Level 3 Financing debt and to fund the cost of construction, installation, acquisition, lease, development or improvement of other assets to be used in Level 3's communications business.

On February 15, 2007, Level 3 Communications, Inc. called for redemption of all of its outstanding $488 million aggregate principal amount of 12.875% Senior Notes due 2010 at a price equal to 102.146% of the principal amount thereof, all of its outstanding $96 million aggregate principal amount of 11.25% Senior Notes due 2010 at a price equal to 101.875% of principal amount thereof and all of its outstanding €104 million aggregate principal amount of 11.25% Senior Euro Notes due 2010 at a price equal to 101.875% of principal amount thereof. Level 3 will pay accrued and unpaid interest on the senior notes to but not including the redemption date. All of these senior notes will be redeemed by Level 3 on March 16, 2007.

Level 3 also announced on February 15, 2007 that Level 3 Financing, Inc. has commenced a tender offer to purchase for cash any and all of the outstanding $150 million aggregate principal amount of its Floating Rate Notes due 2011 for a price equal to $1,080 per $1,000 principal amount of the notes, which includes $1,050 as the tender offer consideration and $30.00 as a consent payment. Additionally, Level 3 Communications, Inc. commenced a tender offer to purchase for cash any and all of its outstanding $78 million aggregate principal amount of 11% Senior Notes due 2008 for a price equal to $1,054.28 per $1,000 principal amount of the notes, which includes $1,024.28 as the tender offer consideration and $30.00 as a consent payment (together the "Tender Offers").

On February 20, 2007, Level 3 Communications, Inc. commenced a tender offer to purchase for cash any and all of the outstanding $692 million aggregate principal amount of its 11.5% Senior Notes due 2010 for a price equal to $1,115.26 per $1,000 principal amount of the 11.5% Senior Notes due 2010, which includes $1,085.26 as the purchase price and $30.00 as a consent payment. Level 3 Communications, Inc. also commenced a tender offer to purchase for cash any and all of the outstanding €50 million aggregate principal amount of its 10.75% Senior Euro Notes due 2008 for a price equal to €1,061.45 per €1,000 principal amount of the Senior Euro Notes due 2008, which includes €1,031.45 as the purchase price and €30.00 as a consent payment.

As a result of the financing transactions completed or announced after December 31, 2006, the Company's future debt payment obligations have changed significantly. The following summarizes on a pro forma basis the Company's contractual payment obligations as of December 31, 2006 related to debt, excluding capital leases and excluding issue discounts and fair value adjustments and including those financing transactions subsequently announced and closed as of March 1, 2007, that will require estimated cash payments during each of the five succeeding years as follows: 2007—$1 million; 2008—$144 million; 2009—$363 million; 2010—$1,647 million, 2011—$1,503 million and $3,410 million thereafter. These pro forma debt payments do not include the effects of the Company's pending tender offers or the pending refinancing of Level 3 Financing's Senior Secured Term Loan.

In addition to raising capital through the debt and equity markets, the Company may sell or dispose of existing businesses, investments or other non-core assets. In 2005, the Company completed the sale of the (*i*)Structure business to Infocrossing for approximately $85 million in cash and Infocrossing common stock. On September 7, 2006, Level 3 completed the sale of Software Spectrum for $351 million in cash to Insight.

The communications industry continues to consolidate. Level 3 has participated in this process with the acquisitions of WilTel, Progress Telecom, ICG Communications, TelCove, Looking Glass, Broadwing and SAVVIS CDN Business acquisitions. Level 3 will continue to evaluate consolidation opportunities and could make additional acquisitions in the future.

On December 23, 2005, the Company completed the acquisition of WilTel from Leucadia National Corporation and its subsidiaries. The consideration paid consisted of approximately $363 million in cash (including $27 million of post-closing working capital and other adjustments which reduced the total purchase price), plus $100 million in cash to reflect Leucadia's having complied with its obligation to retain that amount of cash with WilTel, and 115 million shares of Level 3 common stock valued at $313 million. The Company also incurred costs of approximately $7 million related to the transaction.

On March 20, 2006, Level 3 completed the acquisition of Progress Telecom. Under the terms of the agreement, Level 3 issued approximately 20 million shares, valued at approximately $66 million, and $69 million in cash. The Company also incurred approximately $1 million of costs attributable to the transaction. The purchase price was reduced by $2 million in the second quarter due to post-closing adjustments based on actual working capital as of the closing date.

Progress Telecom is a regional wholesale network services company. Progress Telecom's network spans 9,000 miles, includes 29 metro networks and connects to international cable landings in south Florida and 31 mobile switching centers in the southeastern region of the United States. Progress Telecom serves approximately 200 customers with a significant concentration of international and wireless carrier customers.

On May 31, 2006, the Company completed the acquisition of ICG Communications, a privately held Colorado-based telecommunications company. Under terms of the agreement, Level 3 paid total consideration of $178 million, consisting of approximately 26 million shares of Level 3 common stock, valued at $131 million, and $45 million in cash. The Company also incurred costs of less than $1 million related to the transaction. Post-closing adjustments, primarily working capital and other contractual matters resulted in additional consideration of approximately $3 million, of which $1 million was paid in the third quarter of 2006 and $2 million was recorded as a liability at December 31, 2006 and was paid in the first quarter of 2007.

ICG Communications primarily provides transport, Internet Protocol ("IP") and voice services to wireline and wireless carriers, Internet service providers and enterprise customers. ICG Communications' network has more than 2,000 metro and regional fiber miles in Colorado and Ohio and includes approximately 500 points of presence. ICG Communications serves more than 1,600 customers.

On July 24, 2006, Level 3 completed the acquisition of TelCove, a privately held Pennsylvania-based telecommunications company. Under terms of the agreement, Level 3 paid $446 million in cash and issued approximately 150 million shares of Level 3 common stock valued at $623 million. In addition, Level 3 repaid $132 million of TelCove debt and acquired $13 million in capital leases in the transaction. Also, the Company paid third party costs of approximately $15 million related to the transaction, which included certain costs incurred by TelCove.

TelCove is a leading facilities-based provider of metropolitan and regional communications services including transport, Internet access and voice services. TelCove's network has more than 22,000 local and long haul route miles serving 70 markets across the eastern United States with approximately 4,000 buildings on net. TelCove has over 13,000 customers.

On August 2, 2006, Level 3 completed the acquisition of Looking Glass, a privately held Illinois-based telecommunications company. The Company paid consideration of approximately $13 million in cash, including transaction costs of $4 million and approximately 21 million shares of Level 3 common stock valued at $84 million. In addition, at the closing, Level 3 repaid approximately $67 million of Looking Glass liabilities.

Looking Glass provides data transport services including SONET/SDH, wavelength and Ethernet as well as dark fiber and carrier-neutral collocation. Looking Glass' network includes approximately 2,000 route miles serving 14 major metro markets, with lit fiber connectivity to approximately 215 buildings. Looking Glass also has dark fiber connectivity to approximately 250 additional buildings.

After integration, the Progress Telecom, ICG Communications, TelCove and Looking Glass' metropolitan and regional networks will connect Level 3's national backbone network directly to traffic aggregation points. These aggregation points include other carriers' points of presence, local telecommunications companies' central offices, wireless providers' switch centers, colocation and data centers, cable company head ends, and high-bandwidth enterprise locations. Prior to the acquisitions of Progress Telecom, ICG Communications and TelCove, Level 3 had an extensive metro infrastructure in 36 markets, connecting to approximately 900 traffic aggregation points, and Level 3 believes that these facilities have been a source of considerable competitive advantage. With the acquisition of Progress Telecom, ICG Communications, TelCove and Looking Glass, the number of Level 3's traffic aggregation points increased to approximately 5,100 in the U.S. and approximately 5,300 globally.

On January 3, 2007, Level 3 acquired Broadwing Corporation, a publicly held provider of optical network communications services. Under the terms of the merger agreement dated October 16, 2006, Level 3 paid $8.18 of cash plus 1.3411 shares of Level 3 common stock for each share of Broadwing common stock outstanding at closing. In total, Level 3 paid approximately $744 million of cash and issued approximately 122 million shares of the Company's common stock, valued at $688 million. In connection with the acquisition of Broadwing, the Company guaranteed $180 million in aggregate principal amount of Broadwing Corporation's 3.125% Convertible Senior Debentures due 2026 (the "Broadwing Debentures"). As of February 16, 2007, the holders of $179 million in aggregate principal amount of the Broadwing Debentures had converted their Broadwing Debentures into a total of 17 million shares of Level 3 common stock and approximately $106 million in cash pursuant to the terms of the indenture governing the Broadwing Debentures and the agreement whereby Level 3 acquired Broadwing. The remaining $1 million in aggregate principal amount of the Broadwing Debentures was repurchased by Broadwing at 100% of par as required by the indenture governing the Broadwing Debentures.

Broadwing delivers data, voice and media solutions to enterprises and service providers over its 19,000 mile intercity fiber network. Approximately half of Broadwing's revenue comes from the wholesale market, with business customers comprising the remaining revenue.

On January 23, 2007, the Company acquired the Content Delivery Network services business of SAVVIS, Inc. Under the terms of the agreement, Level 3 paid $132.5 million in cash to acquire certain assets, including network elements, customer contracts, and intellectual property used in the SAVVIS CDN Business. The purchase price is subject to certain customary post closing working capital adjustments.

The SAVVIS CDN Business provides solutions that improve performance, reliability, scalability and reach of customers' online content. Initially developed in 1996 as Sandpiper Networks, the division developed, deployed and operated the world's first content delivery network. It has a globally distributed infrastructure in more than 20 countries.

Off-Balance Sheet Arrangements

Level 3 has not entered into off-balance sheet arrangements that have had, or are likely to have, a current or future material effect to its results of operations or its financial position.

Contractual Obligations

The following tables summarize the contractual obligations and commercial commitments of the Company at December 31, 2006, as further described in the notes to the financial statements.

Payments Due by Period

	Total	Less than 1 Year	1-3 Years	4 - 5 Years	After 5 Years
Contractual Obligations					
Long-Term Debt, including current portion	$7,417	$ 5	$ 513	$4,479	$2,420
Interest Expense Obligations	3,308	632	1,294	875	507
Asset Retirement Obligations	202	4	9	18	171
Operating Leases	865	116	216	160	373
Purchase Obligations	152	152	—	—	—
Other Commercial Commitments					
Letters of Credit	45	14	2	1	28

The Company's debt instruments contain certain covenants which, among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates. If the Company should fail to comply with these covenants, amounts due under the instruments may be accelerated at the note holder's discretion after the declaration of an event of default.

Long-term debt obligations reflect only amounts recorded on the balance sheet as of December 31, 2006 and exclude issue discounts and fair value adjustments. As of December 31, 2006, the outstanding obligation of $275 million of 9% Convertible Senior Discount Notes due in 2013 had not accreted to its face value. These notes will accrete to their full face value of $295 million in the fourth quarter of 2007.

Interest expense obligations assume interest rates on variable rate debt do not change from December 31, 2006. In addition, interest is calculated based on debt outstanding as of December 31, 2006 and on existing maturity dates.

Purchase obligations represent all outstanding purchase order amounts of the Company as of December 31, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Level 3 is subject to market risks arising from changes in interest rates and foreign exchange rates. As of December 31, 2006, the Company had borrowed a total of $880 million under a Senior Secured Term Loan and Floating Rate Senior Notes due 2011. Amounts drawn on these debt instruments bear interest at LIBOR rates plus an applicable margin. As the LIBOR rates fluctuate, so too will the interest expense on amounts borrowed under the debt instruments. The weighted average interest rate on the variable rate instruments at December 31, 2006, was approximately 8.95%. A hypothetical increase in the variable portion of the weighted average rate by 1% (i.e. a weighted average rate of 9.95%) would increase annual interest expense of the Company by approximately $9.0 million. At December 31, 2006, the Company had $6.538 billion (excluding discounts and premiums) of fixed rate debt bearing a weighted average interest rate of 8.87%. A decline in interest rates in the future will not benefit the Company with respect to the fixed rate debt due to the terms and conditions of the loan agreements that require the Company to repurchase the debt at specified premiums.

The Company's business plan includes operating telecommunications network businesses in Europe. As of December 31, 2006, the Company had invested significant amounts of capital in the region for its communications business. In two separate debt issuances, the Company issued a total of €800 million (€154 million outstanding at December 31, 2006) in Senior Euro Notes in February 2000 as an economic hedge against its net investment in its European subsidiaries at the time. As of December 31, 2006, the Company held enough foreign-denominated currency to fund its current working capital obligations and remaining interest payments on its Euro denominated debt. The Company has not made significant use of financial instruments to minimize its exposure to foreign currency fluctuations.

The change in interest rates is based on hypothetical movements and is not necessarily indicative of the actual results that may occur. Future earnings and losses will be affected by actual fluctuations in interest rates and foreign currency rates.

CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, ("Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, management assessed the effectiveness of internal controls over financial reporting as of December 31, 2006 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As permitted by applicable rules and regulations, the Company has excluded from its evaluation the internal control over financial reporting of ICG Communications, Inc. acquired May 31, 2006, TelCove, Inc., acquired July 24, 2006 and Looking Glass Networks Holding Co., Inc. acquired August 2, 2006. Total revenues excluded for these acquired businesses from their acquisition dates to December 31, 2006 represented approximately 7.3% of the Company's consolidated total revenues for the year ended December 31, 2006. Total assets excluded for these acquired businesses at December 31, 2006 represented approximately 12.8% of the Company's consolidated total assets as of December 31, 2006.

Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Based on our assessment, management believes that our internal control over financial reporting was effective as of December 31, 2006. The results of management's assessment have been reviewed with the Audit Committee of the Company's Board of Directors.

The Company's independent registered public accounting firm, KPMG LLP, has issued an audit report on its assessment of the Company's internal control over financial reporting at December 31, 2006. This report appears on page F-3.

Changes in Internal Control over Financial Reporting.

As a result of the acquisitions of WilTel Communications Group, LLC on December 23, 2005; Progress Telecom, LLC on March 20, 2006; ICG Communications, Inc. on May 31, 2006; TelCove, Inc. on July 24, 2006; and Looking Glass Networks Holding Co., Inc. on August 2, 2006, the Company has expanded its internal controls over financial reporting to include consolidation of the results of operations as well as acquisition related accounting and disclosures for each acquisition. As a result of the integration activities associated with the acquisitions, the Company has also expanded its internal controls over financial reporting to include certain processes and systems of the acquired companies that were integrated during the year. There were no other changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is information as of February 28, 2007, about our directors and our executive officers. Our executive officers have been determined in accordance with the rules of the SEC.

Name	Age	Position
Walter Scott, Jr.(1)	75	Chairman of the Board
James Q. Crowe(1)	57	Chief Executive Officer and Director
Kevin J. O'Hara	46	President and Chief Operating Officer
Charles C. Miller, III	54	Vice Chairman and Executive Vice President
Thomas C. Stortz	55	Executive Vice President, Chief Legal Officer and Secretary
Sunit S. Patel	45	Group Vice President and Chief Financial Officer
Sureel A. Choksi	34	President Wholesale Markets Group of Level 3 Communications, LLC
Brady Rafuse	43	President Content Markets Group of Level 3 Communications, LLC and President and CEO of Europe Operations
Eric J. Mortensen	48	Senior Vice President and Controller
Admiral James O. Ellis, Jr.(4)	59	Director
Richard R. Jaros(3)	55	Director
Robert E. Julian(2)	67	Director
Arun Netravali(3)	60	Director
John T. Reed(2)(4)	63	Director
Michael B. Yanney(1)(3)(4)	73	Director
Dr. Albert C. Yates(2)	65	Director

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Nominating and Governance Committee

Other Management

Set forth below is information as of February 28, 2007, about the following members of senior management of Level 3 Communications, LLC, except as otherwise noted.

Name	Age	Position
Raouf F. Abdel	39	President Business Markets Group
John Neil Hobbs	47	President Global Network Services
Lynn E. Refer	47	President Metro Network Services
John F. Waters, Jr.	42	Executive Vice President, Chief Technology Officer
Donald H. Gips	47	Group Vice President
Kevin T. Hart	40	Group Vice President, Chief Information Officer
Joseph M. Howell, III	60	Group Vice President

Walter Scott, Jr. has been the Chairman of the Board of the Company since September 1979, and a director of the Company since April 1964. Mr. Scott has been Chairman Emeritus of Peter Kiewit Sons', Inc. ("PKS") since the split-off in 1998. Mr. Scott is also a director of PKS, Berkshire Hathaway Inc., MidAmerican Energy Holdings Company, and Valmont Industries, Inc. and Chairman of the Board of Commonwealth Telephone Enterprises, Inc. ("Commonwealth Telephone"). Mr. Scott is also the Chairman of the Executive Committee of the Board of Directors.

James Q. Crowe has been the Chief Executive Officer of the Company since August 1997, and a director of the Company since June 1993. Mr. Crowe was also President of the Company until February 2000. Mr. Crowe was President and Chief Executive Officer of MFS Communications Company, Inc. ("MFS") from June 1993 to June 1997. Mr. Crowe also served as Chairman of the Board of WorldCom from January 1997 until July 1997, and as Chairman of the Board of MFS from 1992 through 1996. Mr. Crowe is presently a director of Commonwealth Telephone. Mr. Crowe is also a member of the Executive Committee.

Kevin J. O'Hara has been President of the Company since July 2000 and Chief Operating Officer of the Company since March 1998. Mr. O'Hara was also Executive Vice President of the Company from August 1997 until July 2000. Prior to that, Mr. O'Hara served as President and Chief Executive Officer of MFS Global Network Services, Inc. from 1995 to 1997, and as Senior Vice President of MFS and President of MFS Development, Inc. from October 1992 to August 1995. From 1990 to 1992, he was a Vice President of MFS Telecom, Inc. ("MFS Telecom").

Charles C. Miller, III has been Vice Chairman and Executive Vice President of the Company since February 15, 2001. Mr. Miller was also a director from February 15, 2001 until May 18, 2004. Prior to that, Mr. Miller was President of Bellsouth International, a subsidiary of Bellsouth Corporation from 1995 until December 2000. Prior to that, Mr. Miller held various senior level officer and management position at BellSouth from 1987 until 1995.

Thomas C. Stortz has been Executive Vice President, Chief Legal Officer and Secretary since February 2004. Prior to that, Mr. Stortz was Group Vice President, General Counsel and Secretary of the Company from February 2000 to February 2004. Prior to that, Mr. Stortz served as Senior Vice President, General Counsel and Secretary of the Company from September 1998 to February 1, 2000. Prior to that, he served as Vice President and General Counsel of Peter Kiewit Sons', Inc. and Kiewit Construction Group, Inc. from April 1991 to September 1998. He has served as a director of Peter Kiewit Sons', Inc.

Sunit S. Patel has been Chief Financial Officer since May 2003 and a Group Vice President of the Company since March 13, 2003. Prior to that, Mr. Patel was Chief Financial Officer of Looking Glass Networks, Inc., a provider of metropolitan fiber optic networks, from April 2000 until March 2003. Mr. Patel was Treasurer of WorldCom Inc. and MCIWorldcom Inc., each long distance telephone services providers from 1997 to March 2000. From 1994 to 1997, Mr. Patel was Treasurer of MFS Communications Company Inc., a competitive local exchange carrier.

Sureel A. Choksi has been President Wholesale Markets Group since August 2006. Prior to that, Mr. Choksi was Executive Vice President of Switched Services from January 2006 to August 2006. Prior to this role, Mr. Choksi was Executive Vice President of Services from November 2004 to January 2006, responsible for developing and managing Level 3's communications services. Prior to that, Mr. Choksi was Executive Vice President Softswitch Services from January 2004 and Group Vice President Transport and Infrastructure from May 2003 until January 2004. Mr. Choksi was a Group Vice President and Chief Financial Officer of the Company from July 2000 to May 2003. Prior to that, Mr. Choksi was Group Vice President Corporate Development and Treasurer of the Company from February 2000 until August 2000. Prior to that, Mr. Choksi served as Vice President and Treasurer of the Company from January 1999 to February 1, 2000. Prior to that, Mr. Choksi was a Director of Finance at the Company from 1997 to 1998, an Associate at TeleSoft Management, LLC in 1997 and an Analyst at Gleacher & Company from 1995 to 1997.

Brady Rafuse has been President Content Markets Group since August 2006 and President and CEO of our European operations since January 2006. Prior to this role, Mr. Rafuse was Group Vice President and President of our European operations from August 2001 to January 2006 and Senior Vice President of European Sales and Marketing from December 2000 to August 2001. Prior to that, Mr. Rafuse served as Head of Commercial Operations for Concert, a joint venture between AT&T and British Telecom, from

September 1999 to December 2000, and in a variety of positions with British Telecom from 1987 until December 2000. His last position was as General Manager, Global Energy Sector which he held from August 1998 to September 1999 and prior to that he was Deputy General Manager, Banking Sector from April 1997 to August 1998.

Eric J. Mortensen has been Senior Vice President and Controller of the Company since 2003. Prior to that, Mr. Mortensen was Vice President and Controller of the Company from 1999 to 2003 and was the Controller of the Company from 1997 to 1999. Prior to that, Mr. Mortensen was Controller and Assistant Controller of Kiewit Diversified Group for more than five years.

Admiral James O. Ellis, Jr. U.S. Navy (ret.) has been a director of the Company since March 2005. Effective May 18, 2005, Admiral Ellis became the president and chief executive officer of the Institute of Nuclear Power Operations or INPO, a nonprofit corporation established by the nuclear utility industry in 1979 to promote the highest levels of safety and reliability in the operation of nuclear electric generating plants. Admiral Ellis most recently served as Commander, U.S. Strategic Command in Omaha, Nebraska, before retiring in July 2004 after 35 years of service in the U.S. Navy, as Commander of the Strategic Command. In his Naval career, he held numerous commands. A graduate of the U.S. Naval Academy, he also holds M.S. degrees in Aerospace Engineering from the Georgia Institute of Technology and in Aeronautical Systems from the University of West Florida. He served as a Naval aviator and was a graduate of the U.S. Naval Test Pilot School. Admiral Ellis is also a member of the Board of Directors of Lockheed Martin Corporation, Inmarsat PLC and The Burlington Capital Group, LLC. Admiral Ellis is a member of the Nominating and Governance committee.

Richard R. Jaros has been a director of the Company since June 1993 and served as President of the Company from 1996 to 1997. Mr. Jaros served as Executive Vice President of the Company from 1993 to 1996 and Chief Financial Officer of the Company from 1995 to 1996. He also served as President and Chief Operating Officer of CalEnergy from 1992 to 1993, and is presently a director of Commonwealth Telephone. Mr. Jaros is a member of the Compensation Committee.

Robert E. Julian has been a director of the Company since March 1998. From 1992 to 1995 Mr. Julian served as Executive Vice President and Chief Financial Officer of the Company. Mr. Julian is the Chairman of the Audit Committee.

Arun Netravali has been a director of the Company since April 2003. Prior to that, Mr. Netravali was Chief Scientist for Lucent Technologies, working with academic and investment communities to identify and implement important new networking technologies from January 2002 to April 2003. Prior to that position, Mr. Netravali was President of Bell Labs as well as Lucent's Chief Technology Officer and Chief Network Architect from June 1999 to January 2002. Bell Labs serves as the research and development organization for Lucent Technologies. Mr. Netravali is a director of Agere Systems Inc. Mr. Netravali is a member of the Compensation Committee.

John T. Reed has been a director of the Company since March 2003. Mr. Reed is also a Director of and Chairman of the Audit Committee of First National Bank of Omaha. Mr. Reed is also Chairman of the Board of Alegent Health, a health care system headquartered in Omaha, Nebraska and a member of the Board and Chairman of the Audit Committee of Father Flanagan's Boys' Home located in Boys Town, Nebraska. Mr. Reed was Chairman of HMG Properties, the real estate investment banking joint venture of McCarthy Group, Inc. from 2000 until February 2005. Prior to that, he was Chairman of McCarthy & Co., the investment banking affiliate of McCarthy Group. Prior to joining McCarthy Group in 1997, Mr. Reed spent 32 years with Arthur Andersen LLP. Mr. Reed is the Chairman of the Nominating and Governance Committee and a member of the Audit Committee.

Michael B. Yanney has been a director of the Company since March 1998. He has served as Chairman of the Board of The Burlington Capital Group, LLC (formerly known as America First Companies L.L.C.)

for more than the last five years. Mr. Yanney also served as President and Chief Executive Officer of The Burlington Capital Group, LLC. Mr. Yanney is the Chairman of the Compensation Committee and a member of the Executive Committee and the Nominating and Governance Committee.

Dr. Albert C. Yates has been a director of the Company since March 2005. Dr. Yates retired after 12 years as president of Colorado State University in Fort Collins, Colorado in June 2003. He was also a chancellor of the Colorado State University System until October 2003, and is a former member of the board of the Federal Reserve Board of Kansas City-Denver Branch and the board of directors of First Interstate Bank and Molson Coors Brewing Company. He currently serves as a director of Centennial Bank Holdings, Inc. and StarTek, Inc. Dr. Yates is a member of the Audit Committee.

Raouf F. Abdel has been President Business Markets Group since February 2007. Prior to that, Mr. Abdel was Group Vice President of Integration and Development Services from March 2006 to February 2007. Prior to those roles, Mr. Abdel was Senior Vice President of Integration and Development Services from November 2005 to March 2006, responsible for managing Level 3's integration and systems and process development. Prior to that, Mr. Abdel was Senior Vice President of Product Development from September 2003 to November 2005, responsible for developing and managing Level 3 product development activities. Prior to that, Mr. Abdel was Senior Vice President of M&A Integration from March 2002 to September 2003, responsible for managing the execution of Level 3's integration activities. From July 2000 until March 2002, Mr. Abdel was Senior Vice President of Network Deployment, and from September 1999 until July 2000, Mr. Abdel was Vice President of Colocation Services. Mr. Abdel joined Level 3 in February 1998 as Senior Director of Construction.

John Neil Hobbs has been President Global Network Services since August 2006. Prior to that, Mr. Hobbs was Executive Vice President Sales and Marketing from January 2006 to August 2006. Prior to that, Mr. Hobbs was Group Vice President Global Sales from September 2000 to January 2006. Prior to that, Mr. Hobbs was President, Global Accounts for Concert, a joint venture between AT&T and British Telecom from July 1999 until September 2000. Prior to that, Mr. Hobbs was Director Transition and Implementation for the formation of Concert representing British Telecom from June 1998 until July 1999. From April 1997 until June 1998, Mr. Hobbs was British Telecom's General Manager for Global Sales & Service and from April 1994 until April 1997, Mr. Hobbs was British Telecom's General Manager for Corporate Clients.

Lynn E. Refer has been President Metro Network Services since August 2006. Prior to that, Mr. Refer was Chief Executive Officer of Looking Glass Networks, Inc., a provider of metropolitan optical networking services, from April 2000 to August 2006. Prior to Looking Glass Networks, Mr. Refer was Senior Vice President of Network Planning and Engineering at MCIWorldCom from April 1999 to March 2000. From April 1997 until March 1999, Mr. Refer was Vice President and then Senior Vice President of Planning, Development and Business Analysis at WorldCom and MCIWorldCom. Mr. Refer also held Vice President and Senior Vice President positions at MFS Communications from 1993 to 1996.

John F. Waters, Jr. has been Executive Vice President, Chief Technology Officer since January 2004. Prior to that, Mr. Waters was Group Vice President and Chief Technology Officer of the Company from February 2000 to January 2004. Prior to that, Mr. Waters was Vice President, Engineering of the Company from November 1997 until February 1, 2000. Prior to that, Mr. Waters was an executive staff member of MCI Communications from 1994 to November 1997.

Donald H. Gips has been Group Vice President Corporate Strategy since January 2001. Prior to that, Mr. Gips was Group Vice President, Sales and Marketing of the Company from February 2000. Prior to that, Mr. Gips served as Senior Vice President, Corporate Development from November 1998 to February 2000. Prior to that, Mr. Gips served in the White House as Chief Domestic Policy Advisor to Vice President Gore from April 1997 to April 1998. Before working at the White House, Mr. Gips was at the Federal Communications Commission as the International Bureau Chief and Director of Strategic

Policy from January 1994 to April 1997. Prior to his government service, Mr. Gips was a management consultant at McKinsey and Company.

Kevin T. Hart has been Group Vice President Global Systems Development and Chief Information Officer since January 2005. Prior to that, Mr. Hart was Vice President of Telecommunications, Media & Entertainment at Capgemini (formerly Ernst & Young), a management consulting firms in Dallas, Texas, for over nine years. In that role, he was responsible for the overall growth and direction of the organization's Communications Operations Support Systems, Billing/Business Support Systems and the Network Management Systems service offerings and delivery. Prior to joining Capgemini's management consulting practice, he held the positions of Director of Strategic Planning at International Paper and Manager of Operations at SBC Communications.

Joseph M. Howell, III has been Group Vice President Corporate Marketing since February 2000. Prior to that, Mr. Howell served as Senior Vice President, Corporate Marketing from October 1997 to February 1, 2000. Prior to that, Mr. Howell was a Senior Vice President of MFS/WorldCom from 1993 to 1997.

Until the Annual Meeting of Stockholders in 2008, the Board will be divided into three classes, designated Class I, Class II and Class III. At our 2007 Annual Meeting of Stockholders, the term of office of the following directors will expire: Walter Scott, Jr., James Q. Crowe, Robert E. Julian, Arun Netravali, John T. Reed and Michael B. Yanney. The term of office of the following individuals will expire at our 2008 Annual Meeting of Stockholders: Admiral James O. Ellis, Jr., Richard R. Jaros and Dr. Albert C. Yates. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a one-year term. Our officers are elected annually to serve until each successor is elected and qualified or until his or her death, resignation or removal.

We believe that the members of the Audit Committee are independent within the meaning of the listing standards of The NASDAQ Stock Market, LLC. The Board has determined that Mr. Robert E. Julian, Chairman of the Audit Committee, qualifies as a "financial expert" as defined by the Securities and Exchange Commission. The Board considered Mr. Julian's credentials and financial background and found that he was qualified to serve as the "financial expert."

Code of Ethics

We have adopted a code of ethics that complies with the standards mandated by the Sarbanes-Oxley Act of 2002. The complete code of ethics is available on our website at *www.level3.com*. At any time that the code of ethics is not available on our website, we will provide a copy upon written request made to Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Blvd., Broomfield, Colorado 80021. We caution you that any information that is included in our website is not part of this 10-K. If we amend the code of ethics, or grant any waiver from a provision of the code of ethics that applies to our executive officers or directors, we will publicly disclose such amendment or waiver as required by applicable law, including by posting such amendment or waiver on our website at *www.level3.com* or by filing a Form 8-K with the Securities and Exchange Commission or SEC.

SEC Filings

Our Form 10-K, along with all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. We caution you that the information on our website is not part of this or any other report we file with, or furnishes to, the SEC.

Section 16(a)—Beneficial Ownership Reporting Compliance

To our knowledge, no person that was a director, executive officer or beneficial owner of more than 10% of the outstanding shares of our common stock failed to timely file all reports required under Section 16(a) of the Securities Exchange Act of 1934.

Employees

As of December 31, 2006, and after giving effect to the acquisition of Broadwing, we had approximately 7,400 total employees. We believe that our success depends in large part on our ability to attract and retain substantial numbers of qualified employees.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information. Our common stock is traded on the NASDAQ Global Select Market of The NASDAQ Stock Market LLC under the symbol "LVLT." As of February 23, 2007, there were approximately 7,990 holders of record of our common stock, par value $.01 per share. The table below sets forth, for the calendar quarters indicated, the high and low per share closing sale prices of our common stock as reported by the NASDAQ Global Select Market of The NASDAQ Stock Market LLC.

Year Ended December 31, 2006	High	Low
First Quarter	$5.60	$2.73
Second Quarter	5.72	3.78
Third Quarter	5.46	3.44
Fourth Quarter	6.02	4.93

Year Ended December 31, 2005	High	Low
First Quarter	$3.34	$1.90
Second Quarter	2.44	1.62
Third Quarter	2.35	1.90
Fourth Quarter	3.90	2.06

Equity Compensation Plan Information. We have only one equity compensation plan—The 1995 Stock Plan, as amended—under which we may issue shares of our common stock to employees, officers, directors and consultants. This plan has been approved by our stockholders. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under the 1995 Stock Plan as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	39,546,330†	$ 4.39†‡	101,722,946
Equity compensation plans not approved by stockholders	0	$ 0.00	0

† Includes awards of Outperform Stock Options ("OSOs"). For purposes of this table, these securities are considered to use a single share of our common stock from the total number of shares reserved for issuance under the 1995 Stock Plan.

‡ Includes weighted-average exercise price of outstanding OSOs at the date of grant. The exercise price of an OSO is subject to change based upon the performance of our common stock relative to the performance of the S&P 500® Index from the time of the grant of the award until the award has been exercised.

Dividend Policy. Our current dividend policy, in effect since April 1, 1998, is to retain future earnings for use in our business. As a result, our directors and management do not anticipate paying any cash dividends on shares of our common stock in the foreseeable future. In addition, we are effectively restricted under certain debt covenants from paying cash dividends on shares of our common stock.

Performance Graph.

The following performance graph shall not be deemed to be incorporated by reference by means of any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, except to the extent that the company specifically incorporates such information by reference, and shall not otherwise be deemed filed under such acts.

The graph compares the cumulative total return of our common stock for the five year period from 2002 through 2006 with the S&P® 500 Index and the Nasdaq Telecommunications Index. The graph assumes that the value of the investment was $100 on December 31, 2001, and that all dividends and other distributions were reinvested.

Comparison of Five Year Cumulative Total Return Among Our Common Stock, the S&P® 500 Index and the Nasdaq Telecommunications Index


160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
Dollars ($)
2001
2002
2003
2004
2005
2006
Year
Level 3 Common Stock
S & P 500
NASDAQ Telecommunications

	12/01	12/02	12/03	12/04	12/05	12/06
Level 3 Common Stock	**100.00**	**98.00**	**114.00**	**67.80**	**57.40**	**112.00**
S&P 500® Index	**100.00**	**77.90**	**100.24**	**111.15**	**116.61**	**135.03**
NASDAQ Telecommunications	**100.00**	**61.62**	**110.79**	**106.16**	**100.63**	**127.11**

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Schedules not indicated above have been omitted because of the absence of the conditions under which they are required or because the information called for is shown in the consolidated financial statements or in the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Level 3 Communications, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit), and comprehensive loss for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Level 3 Communications, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ **KPMG LLP**

Denver, Colorado
March 1, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Level 3 Communications, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Level 3 Communications, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Level 3 Communications, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Level 3 Communications, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Level 3 Communications, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Level 3 Communications, Inc. acquired ICG Communications, Inc. on May 31, 2006; Telcove, Inc. on July 24, 2006; and Looking Glass Networks Holding Co., Inc. on August 2, 2006. Management excluded from its assessment of Level 3 Communications, Inc.'s internal control over financial reporting as of December 31, 2006, these acquired businesses' internal control over financial reporting associated with total assets of $1.3 billion and total revenues of $246 million included in the consolidated financial statements of Level 3 Communications, Inc. and subsidiaries as of and for the year ended December 31,

2006. Our audit of internal control over financial reporting of Level 3 Communications, Inc. also excluded an evaluation of the internal control over financial reporting of ICG Communications, Inc., Telcove, Inc., and Looking Glass Networks Holding Co., Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Level 3 Communications, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, cash flows, changes in stockholders' equity (deficit), and comprehensive loss for each of the years in the three-year period ended December 31, 2006, and our report dated March 1, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ **KPMG LLP**

Denver, Colorado
March 1, 2007

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For each of the three years ended December 31, 2006

	2006	2005	2004
	(dollars in millions, except per share data)		
Revenue:			
Communications	$3,311	$1,645	$1,685
Coal mining	67	74	91
Total revenue	3,378	1,719	1,776
Costs and Expenses (exclusive of depreciation and amortization shown separately below):			
Cost of revenue:			
Communications	1,460	463	436
Coal mining	57	53	67
Total cost of revenue	1,517	516	503
Depreciation and amortization	730	647	671
Selling, general and administrative	1,258	769	822
Restructuring and impairment charges	13	23	14
Total costs and expenses	3,518	1,955	2,010
Operating Loss	(140)	(236)	(234)
Other Income (Expense):			
Interest income	64	35	13
Interest expense	(648)	(530)	(485)
Gain (loss) on early extinguishment of debt, net	(83)	—	197
Other, net	19	29	32
Total other income (expense)	(648)	(466)	(243)
Loss from Continuing Operations Before Income Taxes	(788)	(702)	(477)
Income Tax Expense	(2)	(5)	(1)
Loss from Continuing Operations	(790)	(707)	(478)
Discontinued Operations:			
Income from discontinued operations	13	20	20
Gain on sale of discontinued operations	33	49	—
Income from Discontinued Operations	46	69	20
Net Loss	$ (744)	$ (638)	$ (458)
Earnings (Loss) Per Share of Common Stock (Basic and Diluted):			
Loss from Continuing Operations	$ (0.79)	$ (1.01)	$ (0.70)
Income from Discontinued Operations	.05	0.10	0.03
Net Loss	$ (0.74)	$ (0.91)	$ (0.67)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

	2006	2005
	(dollars in millions, except per share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,681	$ 379
Marketable securities	235	176
Restricted cash and securities	46	34
Receivables, less allowances for doubtful accounts of $17 and $17, respectively	326	392
Current assets of discontinued operations	—	597
Other	101	92
Total Current Assets	2,389	1,670
Property, Plant and Equipment, net	6,468	5,632
Marketable Securities	—	234
Restricted Cash and Securities	90	75
Goodwill and Other Intangibles, net	919	291
Noncurrent Assets of Discontinued Operations	—	264
Other Assets, net	128	111
Total Assets	$ 9,994	$ 8,277
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities:		
Accounts payable	$ 391	$ 367
Current portion of long-term debt	5	—
Accrued payroll and employee benefits	92	79
Accrued interest	143	102
Deferred revenue	142	199
Current liabilities of discontinued operations	—	539
Other	156	137
Total Current Liabilities	929	1,423
Long-Term Debt, less current portion	7,357	6,023
Deferred Revenue	753	737
Other Liabilities	581	570
Commitments and Contingencies		
Stockholders' Equity (Deficit):		
Preferred stock, $.01 par value, authorized 10,000,000 shares: no shares outstanding	—	—
Common stock, $.01 par value, authorized 2,250,000,000 shares: 1,178,423,105 outstanding in 2006 and 817,767,818 outstanding in 2005	12	8
Additional paid-in capital	9,305	7,759
Accumulated other comprehensive income (loss)	(4)	(51)
Accumulated deficit	(8,939)	(8,192)
Total Stockholders' Equity (Deficit)	374	(476)
Total Liabilities and Stockholders' Equity (Deficit)	$ 9,994	$ 8,277

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the three years ended December 31, 2006

	2006	2005	2004
	(dollars in millions)		
Cash Flows from Operating Activities:			
Net Loss	$(744)	$(638)	$(458)
Income from discontinued operations	(46)	(69)	(20)
Loss from continuing operations	(790)	(707)	(478)
Adjustments to reconcile loss from continuing operations to net cash provided by (used in) operating activities of continuing operations:			
Depreciation and amortization	730	647	671
(Gain) loss on debt extinguishments, net	83	—	(197)
Loss on impairments	8	9	—
Gain on sale of property, plant and equipment, Commonwealth Telephone shares and other assets	(7)	(9)	(30)
Non-cash compensation expense attributable to stock awards	84	51	43
Deferred revenue	(53)	(121)	(66)
Amortization of debt issuance costs	19	16	16
Accreted interest on long-term debt discount	38	33	75
Accrued interest on long-term debt	32	30	(27)
Change in working capital items net of amounts acquired:			
Receivables	131	3	(6)
Other current assets	8	(15)	13
Payables	(23)	(12)	(16)
Other current liabilities	(32)	(26)	(117)
Other	(7)	(17)	(3)
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	221	(118)	(122)
Cash Flows from Investing Activities:			
Proceeds from sales and maturities of marketable securities	280	584	70
Purchases of marketable securities	(98)	(648)	(410)
Decrease (increase) in restricted cash and securities, net	(21)	(4)	21
Capital expenditures	(392)	(300)	(272)
Advances (to) from discontinued operations, net	18	13	7
Acquisitions, net of cash acquired, and investments	(749)	(379)	(69)
Proceeds from sale of discontinued operations, net of cash sold	307	82	—
Proceeds from sale of Commonwealth shares	—	—	41
Proceeds from sale of property, plant and equipment, and other investments	7	11	19
Net Cash Used in Investing Activities	$(648)	$(641)	$(593)

(continued)

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

For each of the three years ended December 31, 2006

	2006	2005	2004
	(dollars in millions)		
Cash Flows from Financing Activities:			
Long-term debt borrowings, net of issuance costs	$ 2,256	$ 943	$ 985
Payments on and repurchases of long-term debt, including current portion and refinancing costs	(1,110)	(130)	(1,027)
Equity offering	543	—	—
Net Cash Provided by (Used in) Financing Activities	1,689	813	(42)
Discontinued Operations (Revised—See Note 1):			
Net cash provided by (used in) discontinued operating activities	(20)	(5)	58
Net cash used in investing activities	(23)	(22)	(4)
Net cash used in financing activities	—	(1)	(1)
Effect of exchange rates on cash and cash equivalents	—	(4)	3
Net Cash Provided by (Used in) Discontinued Operations	(43)	(32)	56
Effect of Exchange Rates on Cash and Cash Equivalents	10	(13)	15
Net Change in Cash and Cash Equivalents	1,229	9	(686)
Cash and Cash Equivalents at Beginning of Year:			
Cash and cash equivalents of continuing operations	379	338	1,080
Cash and cash equivalents of discontinued operations	73	105	49
Cash and Cash Equivalents at End of Year:			
Cash and cash equivalents of continuing operations	$ 1,681	$ 379	$ 338
Cash and cash equivalents of discontinued operations	$ —	$ 73	$ 105
Supplemental Disclosure of Cash Flow Information:			
Cash interest paid	$ 559	$ 451	$ 421
Income taxes paid	—	—	11
Noncash Investing and Financing Activities:			
Common stock issued for acquisitions	$ 904	$ 313	$ —
Amendment and restatement of $730 million credit agreement	730	—	—
Long-term debt issued in exchange transaction	619	—	—
Long-term debt retired in exchange transaction	692	—	—
Settlement of debt obligation and current liabilities with restricted securities	—	13	—
Decrease in deferred revenue related to acquisitions	10	2	—

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For each of the three years ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
			(dollars in millions)		
Balances at December 31, 2003	$ 7	$7,360	$ (90)	$(7,096)	$ 181
Common Stock:					
Stock plan grants	—	22	—	—	22
Shareworks plan	—	34	—	—	34
401(k) plan	—	17	—	—	17
Convertible Note Hedge and Warrant (See Note 15)	—	(62)	—	—	(62)
Net Loss	—	—	—	(458)	(458)
Other Comprehensive Income	—	—	109	—	109
Balances at December 31, 2004	7	7,371	19	(7,554)	(157)
Common Stock:					
WilTel acquisition	1	312	—	—	313
Stock plan grants	—	37	—	—	37
Shareworks plan	—	24	—	—	24
401(k) plan	—	15	—	—	15
Net Loss	—	—	—	(638)	(638)
Other Comprehensive Loss	—	—	(70)	—	(70)
Balances at December 31, 2005	8	7,759	(51)	(8,192)	(476)
Adjustment for EITF No. 04-6	—	—	—	(3)	(3)
Adjusted balances at December 31, 2005	8	7,759	(51)	(8,195)	(479)
Common Stock:					
Acquisitions	2	902	—	—	904
Equity offering, net of offering costs	2	541	—	—	543
Stock plan grants	—	60	—	—	60
Shareworks plan	—	25	—	—	25
401(k) plan	—	18	—	—	18
Net Loss	—	—	—	(744)	(744)
Other Comprehensive Income	—	—	47	—	47
Balances at December 31, 2006	$12	$9,305	$ (4)	$(8,939)	$ 374

See accompanying notes to consolidated financial statements.

LEVEL 3 COMMUNICATIONS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For each of the three years ended December 31, 2006

	2006	2005	2004
	(dollars in millions)		
Net Loss	$(744)	$(638)	$(458)
Other Comprehensive Income (Loss) Before Income Taxes:			
Foreign currency translation income (losses)	45	(72)	29
Unrealized holding gains (losses) on marketable equity securities and other arising during period	(1)	(1)	(2)
Reclassification adjustment for losses included in net loss	3	3	82
Other Comprehensive Income (Loss), Before Income Taxes	47	(70)	109
Income Tax Benefit Related to Items of Other Comprehensive Income (Loss)	—	—	—
Other Comprehensive Income (Loss), Net of Income Taxes	47	(70)	109
Comprehensive Loss	$(697)	$(708)	$(349)

SUPPLEMENTARY STOCKHOLDERS' EQUITY (DEFICIT) INFORMATION

	Net Foreign Currency Translation Adjustment	Other	Total
		(dollars in millions)	
Accumulated other comprehensive income (loss):			
Balance at December 31, 2003	$ (84)	$ (6)	$ (90)
Change	134	(25)	109
Balance at December 31, 2004	50	(31)	19
Change	(69)	(1)	(70)
Balance at December 31, 2005	(19)	(32)	(51)
Change	48	(1)	47
Balance at December 31, 2006	$ 29	$(33)	$ (4)

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Level 3 Communications, Inc. and subsidiaries (the "Company" or "Level 3") in which it has control, which are enterprises primarily engaged in communications and coal mining. Fifty-percent-owned mining joint ventures are consolidated on a pro rata basis. All significant intercompany accounts and transactions have been eliminated.

On December 23, 2005, Level 3 acquired WilTel Communications Group, LLC and its operating subsidiaries ("WilTel"). In addition the Company acquired Progress Telecom, LLC ("Progress Telecom") on March 20, 2006, ICG Communications, Inc. ("ICG Communications") on May 31, 2006, TelCove, Inc. ("TelCove") on July 24, 2006 and Looking Glass Networks Holding Co., Inc. ("Looking Glass") on August 2, 2006. The WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass results of operations, cash flows and financial position are included in the consolidated financial statements from the respective dates of their acquisition (See Note 2).

On September 7, 2006, Level 3 sold Software Spectrum, Inc. ("Software Spectrum"), the Company's software reseller business, to Insight Enterprises, Inc. ("Insight Enterprises"). On November 30, 2005, Level 3 sold (*i*)Structure, LLC ("(*i*)Structure"), Level 3's wholly owned IT infrastructure management outsourcing subsidiary to Infocrossing, Inc. ("Infocrossing"). The two businesses comprised Level 3's information services segment. The results of operations, financial condition and cash flows for the Software Spectrum and (*i*)Structure businesses have been classified as discontinued operations in the consolidated financial statements and related footnotes for all periods presented in this report (See Note 3).

Communications

The Company's communications business provides a broad range of integrated communications services primarily in the United States and Europe as a facilities-based provider (that is, a provider that owns or leases a substantial portion of the property, plant and equipment necessary to provide its services). The Company has created, through a combination of construction, purchase and leasing of facilities and other assets, an advanced international, end-to-end, facilities-based communications network. The Company has built, and continues to upgrade, the network based on optical and Internet Protocol technologies in order to leverage the efficiencies of these technologies to provide lower cost communications services.

Revenue for communications services, including private line, wavelengths, colocation, Internet access, managed modem, voice, video and dark fiber, is recognized monthly as the services are provided based on contractual amounts expected to be collected. Management establishes appropriate revenue reserves to address, where significant, circumstances that at the time services are rendered, collection is not reasonably assured either due to credit risk, the potential for billing disputes or other reasons. Reciprocal compensation revenue is recognized only when an interconnection agreement is in place with another carrier.

Certain sale and long-term indefeasible right of use or IRU agreements of dark fiber and capacity are required to be accounted for in the same manner as sales of real estate with property improvements or integral equipment. This accounting treatment results in the deferral of the cash that has been received and the recognition of revenue ratably over the term of the agreement (currently up to 20 years).

Termination revenue is recognized when a customer discontinues service prior to the end of the contract period, for which Level 3 had previously received consideration and for which revenue recognition was deferred. Termination revenue is also recognized when customers are required to make termination penalty payments to Level 3 to settle contractually committed purchase amounts that the customer no longer expects to meet or when a customer and Level 3 renegotiate a contract under which Level 3 is no longer obligated to provide services for consideration previously received and for which revenue recognition has been deferred. Termination revenue is reported in the same manner as the original service provided, and amounted to $11 million, $133 million and $113 million and in 2006, 2005 and 2004, respectively (See Note 4).

The Company is obligated under dark fiber IRUs and other capacity agreements to maintain its network in efficient working order and in accordance with industry standards. Customers are obligated for the term of the agreement to pay for their allocable share of the costs for operating and maintaining the network. The Company recognizes this revenue monthly as services are provided.

Level 3's customer contracts require the Company to meet certain service level commitments. If Level 3 does not meet the required service levels, it may be obligated to provide credits, usually in the form of free service, for a short period of time. The original services that resulted in the credits are not included in revenue and, to date, have not been material.

Cost of revenue for the communications business includes leased capacity, right-of-way costs, access charges and other third party costs directly attributable to the network, but excludes depreciation and amortization and related impairment expenses. The Company also includes in communications cost of revenue the satellite transponder lease costs, the package delivery costs and the blank tape media costs attributable to its video distribution business.

The Company recognizes the cost of network services as they are incurred in accordance with contractual requirements. The Company disputes incorrect billings from its suppliers of network services. The most prevalent types of disputes include disputes for circuits that are not disconnected by its supplier on a timely basis and usage bills with incorrect or inadequate information. Depending on the type and complexity of the issues involved, it may and often does take several quarters to resolve the disputes.

In determining the amount of the cost of network service expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting these disconnect notices and disputes to the provider of the network services, and compliance with its interconnection agreements with these carriers. Significant judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation. Actual results could vary from the estimated amounts accrued for disputes.

Although it has not done so recently, the Company may periodically enter into agreements to acquire network assets from other telecommunications service carriers. These carriers may in turn acquire network assets from Level 3. Transactions in which Level 3 transfers network assets to and acquires network assets from the same third party at or about the same time are referred to as "contemporaneous transactions." These transactions would generally be recorded as non-monetary exchanges of similar assets at book value, as these transactions do not represent the culmination of an earnings process. Contemporaneous transactions do not result in the recognition of revenue. Net cash or other monetary assets paid or received in contemporaneous transactions are recorded as an adjustment to the book value of the transferred property. The adjusted book value becomes the carrying value of the transferred property, plant and equipment. The Company did not enter into these types of agreements during the three years ended December 31, 2006. Beginning January 1, 2006, the Company measures non-monetary assets exchanges at fair value in accordance with SFAS No. 153, "Exchanges of Non-Monetary Assets", ("SFAS No. 153").

Concentration of Credit Risk

The Company provides communications services to a wide range of wholesale and enterprise customers, ranging from well capitalized national carriers to smaller, early stage companies. The Company has in place policies and procedures to review the financial condition of potential and existing customers and concludes that collectibility of revenue and other out-of-pocket expenses is probable prior to the commencement of services. If the financial condition of an existing customer deteriorates to a point where payment for services is in doubt, the Company will not recognize revenue attributable to that customer until cash is received. As a result of the WilTel acquisition in 2005 and the Progress Telecom, ICG Communications, TelCove and Looking Glass acquisitions in 2006, the total number of customers increased to approximately 18,000 at December 31, 2006. A significant portion of WilTel's revenue is attributable to SBC Services, Inc., a wholly owned subsidiary of AT&T Inc. ("SBC") and as a result, due to the credit worthiness of SBC, the Company does not believe its overall credit risk has increased significantly. The policies and procedures for reviewing the financial condition and recognizing revenues of these additional customers related to the acquisitions remained consistent with those described above. The Company has from time to time entered into agreements with value-added resellers and other channel partners to reach consumer and enterprise markets for voice services. The Company has policies and procedures in place to evaluate the financial condition of these resellers prior to initiating service to the final customer. The Company is not immune from the effects of the downturn in the communications industry; however, management believes the concentration of credit risk with respect to receivables is mitigated due to the dispersion of the Company's customer base among different industries and geographic areas and remedies provided by the terms of contracts and statutes.

A significant portion of Level 3's communications service revenue was concentrated among a limited number of customers through the end of 2006. Revenue attributable to AT&T Inc. and subsidiaries, including SBC Communications, Bell South Communications and Cingular Wireless (assuming those companies were subsidiaries for all of 2006), amounted, on an aggregate basis, to $1.1 billion for the year ended December 31, 2006, representing approximately 32 percent of consolidated revenue for the year and is included within the Communications segment in the consolidated statements of operations. Prior to the acquisition of WilTel in December 2005, AT&T Inc. and subsidiaries was not a significant customer of the Company. Revenue from Time Warner Inc. and subsidiaries, including America Online, amounted, on an aggregate basis, to $220 million, $288 million and $374 million for the years ended December 31, 2006, 2005 and 2004, respectively, representing approximately 7 percent, 8 percent and 10 percent of consolidated revenue for the respective years and is included within the Communications segment in the consolidated statements of operations. Given the expected reduction in the SBC Contract Services revenue and the overall increase in revenue from acquisition activity concentration of revenue among a limited number of customers is expected to be reduced in periods subsequent to 2006. However, if Level 3 would lose one or more major customers, or if one or more major customers significantly decreased its orders for Level 3 services, the Company's communications business would be materially and adversely affected.

The Company's DSL aggregation services were primarily provided to a single customer on an exclusive basis in certain markets, which exclusivity expired at the end of the first quarter of 2005. The customer completed the migration of its existing DSL customers to its own network during the third quarter of 2005.

Discontinued Information Services

On September 7, 2006, Level 3 sold Software Spectrum, Inc. ("Software Spectrum"), the Company's software reseller business, to Insight. On November 30, 2005, Level 3 sold (*i*)Structure, Level 3's wholly owned IT infrastructure management outsourcing subsidiary to Infocrossing. The two businesses comprised Level 3's information services segment. The results of operations, financial condition and cash flows for the Software Spectrum and (*i*)Structure businesses have been classified as discontinued operations in the consolidated financial statements and related footnotes for all periods presented in this report (See Note 3).

Software Spectrum is a global reseller of business software, primarily to large and medium sized businesses. Revenue is recognized as either an agency fee, whereby sales under certain licensing programs permit Software Spectrum to recognize only a service fee paid by the software publisher as revenue, or on a "gross" basis in which case the Company recognizes the full value of the software sold as revenue. Accounting literature provides guidance to enable companies to determine whether revenues from the reselling of goods and services should be recorded on a "gross" or "net" basis. The Company believes that the facts and circumstances, particularly those involving pricing and credit risk indicate that the majority of Software Spectrum's sales should be recorded on a "gross" basis. The latitude and ability of Software Spectrum to establish the selling price to the customer is an important indication of "gross" revenue reporting. The assumption of credit risk is another important factor in determining "gross" versus "net" reporting. Software Spectrum has the responsibility to pay suppliers for all products ordered, regardless of when, or if, it collects from its customers. Software Spectrum is also solely responsible for determining the creditworthiness of its customers.

Microsoft Corporation, a significant supplier of software to Software Spectrum, changed certain licensing programs in 2001 whereby new enterprise-wide licensing arrangements are priced, billed and collected directly by Microsoft. In 2003, several other suppliers, for whom Software Spectrum resells products and services, began adopting this type of program. Software Spectrum will continue to provide sales and support services related to these transactions and will earn a service fee directly from the software publishers for these activities. Under this licensing program, Software Spectrum only recognizes the service fee paid by the software publisher as revenue and not the entire value of the software. The Company continues to sell products under various licensing programs, but beginning in 2003, has experienced an increase in the level of sales under these new programs and management expects further adoption of agency licensing programs in the future. If Microsoft and other software publishers are able to successfully implement and sell a significant amount of software under this program, or it is determined that the accounting for reselling of the software should be recorded on a "net" basis, the Company may experience a significant decline in information services revenue, but will also experience a comparable decline in cost of revenue.

Microsoft is the primary provider of business software to the Company's Software Spectrum business. If Microsoft should successfully implement programs for the direct sale of software through volume purchase agreements or other arrangements intended to exclude the distribution or resale channel, Software Spectrum's results of operations would be materially and adversely affected.

In 2005, Microsoft notified Software Spectrum of proposed changes to Microsoft's sales agency program which, after being finalized by Microsoft, went into effect for customer contracts entered into after July 1, 2006. All contracts completed prior to July 1, 2006, were grandfathered under the previously existing sales agency program. Under the revised program for agency type sales as currently drafted, the number of performance metrics against which Software Spectrum is measured and the standard of performance on those metrics are expected to increase. Based on a preliminary evaluation of Microsoft's proposed program changes, Software Spectrum expects that the amount of agency fees it earns from Microsoft will be reduced over the three-year period in which it is implemented. Due to the grandfathering of existing sales agency program sales, however, Software Spectrum anticipates that the program changes will not have a significant effect on Software Spectrum's results of operation or financial position in 2006.

Revenue is recognized from software sales at the time of product shipment, or in accordance with the terms of licensing contracts, when the price to the customer is fixed, and collectibility is reasonably assured. Revenue from maintenance contracts is recognized when invoiced, the license period has commenced, when the price to the customer is fixed, and collectibility is reasonably assured, as Software Spectrum has no future obligations associated with future performance under these maintenance contracts. Advance billings are recorded as deferred revenue until services are provided.

Cost of revenue for Software Spectrum includes direct costs of the licensing activity and costs to purchase and distribute software. The costs directly attributable to advance billings are deferred and included in other current and noncurrent assets in the consolidated balance sheet. Rebate income received from software publishers is recognized as a reduction of cost of revenue in the period in which the rebate is earned based on a systematic allocation of the total rebate income considered probable of being realized.

Concentration of Credit Risk

The Company's customer base consists of several thousand accounts including corporations, government agencies, educational institutions, non-profit organizations and other business entities. For the year ended December 31, 2005, no single customer represented more than 10 percent of information services revenue.

Coal Mining

Historically, coal sold by Level 3's coal mining operations has been sold primarily under long-term contracts with public utilities, which burn coal in order to generate steam to produce electricity. A substantial portion of Level 3's coal revenue was earned from long-term contracts during 2006, 2005 and 2004. The remainder of Level 3's sales are made on the spot market. Costs of revenue related to coal sales include costs of mining and processing, estimated reclamation costs, royalties and production taxes.

The long-term contracts for the delivery of coal establish the price, volume, and quality requirements of the coal to be delivered. The contracts also contain provisions for periodic price adjustments through the use of indices for items such as materials, supplies and labor. Other portions of the price are adjusted for changes in production taxes, royalties and changes in cost due to new legislation or regulation. These contractual adjustments are recognized in revenue as the changes occur and become billable to the customers.

The terms and conditions of the long-term contracts generally require the customer to meet annual contractual commitments. Thus, the customer has the ability to defer or accelerate coal shipments during the year to meet its requirements. Revenue under these contracts is recognized when coal is actually shipped to the customer.

Concentration of Credit Risk

Level 3's coal sales contracts are concentrated with several electric utility and industrial companies. In the event that these customers do not fulfill contractual responsibilities, Level 3 could pursue the available legal remedies.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, wages and related benefits (including non-cash charges for stock based compensation), property taxes, travel, insurance, rent, contract maintenance, advertising and other administrative expenses. Selling, general and administrative expenses also include network related expenses such as network facility rent, utilities and maintenance costs.

Advertising Costs

Level 3 expenses the cost of advertising as incurred. Advertising expense is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of operations.

Advertising expense was $8 million, $6 million and $17 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the term of the lease based on the future minimum rental payments during the lease term.

Stock-Based Employee Compensation

The Company has accounted for stock-based employee compensation using a fair value based method pursuant to SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") since 1998. For the years ended December 31, 2005 and 2004, the Company recognized expense using the accelerated vesting methodology of FASB Interpretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28") (See Note 15). Beginning January 1, 2006, Level 3 adopted the provisions of SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"). Under SFAS No. 123R, the Company separates each award into vesting tranches and recognizes expense for each tranche over the vesting period in the same manner as under FIN 28. The adoption of SFAS No. 123R did not have a material effect on the Company's financial position or results of operations.

Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization for the Company's property, plant and equipment are computed on straight-line and accelerated (for certain coal assets) methods based on the following useful lives:

Facility and Leasehold Improvements	10 - 40 years
Network Infrastructure (including fiber and conduit)	12 - 25 years
Operating Equipment	4 - 7 years
Furniture, Fixtures, Office Equipment and Other	2 - 7 years

During 2006, Level 3 determined that the period it expects to use its existing fiber and certain equipment is longer than the remaining useful lives as originally estimated. As a result, the Company extended the depreciable life of its existing fiber from 7 years to 12 years, its existing transmission equipment from 5 to 7 years and its existing IP equipment from 3 years to 4 years.

Leasehold improvements are depreciated over the shorter of their estimated useful lives or lease terms that are reasonably assured.

Depletion on mineral properties is provided on a units-of-extraction basis determined in relation to coal committed under sales contracts. The Company's coal mining business does not use its coal reserve estimates for purposes of depletion but, rather, depletes the properties over the estimated recoverable tons of coal that are required to be delivered under existing coal contracts.

Earnings (Loss) Per Share

Basic earnings (loss) per share have been computed using the weighted average number of shares outstanding during each period. Diluted earnings (loss) per share is computed by including the dilutive effect of common stock that would be issued assuming conversion or exercise of outstanding convertible notes, stock options, stock based compensation awards and other dilutive securities. No such items were included in the computation of diluted loss per share in 2006, 2005 or 2004 because the Company incurred a loss from continuing operations in each of these periods and the affect of inclusion would have been anti-dilutive.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and can bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on an analysis of the aging of the accounts receivable balance. The Company reviews its allowance for doubtful accounts quarterly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Restricted Cash and Securities

The Company classifies any cash or investments that collateralize outstanding letters of credit, long-term debt, or certain operating or performance obligations of the Company as restricted cash. The Company also classifies cash or investments restricted to fund certain reclamation liabilities as restricted cash. The classification of restricted cash on the consolidated balance sheet as current or noncurrent is dependent on the duration of the restriction and the purpose for which the restriction exists.

Long-Lived Assets

The Company segregates identifiable intangible assets acquired in an acquisition from goodwill. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortized, and is evaluated for impairment at least annually.

Other intangible assets primarily include customer contracts, customer relationships and technology acquired in business combinations. The intangible assets with estimated useful lives are amortized on a straight-line basis over the expected period of benefit which ranges from 2 to 15 years. Certain intangibles acquired in the WilTel and TelCove transactions have an indefinite life. In accordance with SFAS No. 142, the Company evaluates its indefinite lived intangible assets for impairment annually or as circumstances change that could affect the recoverability of the carrying amount of the assets.

The Company at least annually, or as events or circumstances change that could affect the recoverability of the carrying value of its long-lived assets, conducts a comprehensive review of the carrying value of its assets to determine if the carrying amount of the assets are recoverable in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets." This review requires the identification of the lowest level of identifiable cash flows for purposes of grouping assets subject to review. The estimate of undiscounted cash flows includes long-term forecasts of revenue growth, gross margins and capital expenditures. All of these items require significant judgment and assumptions. An impairment loss may exist when the estimated undiscounted cash flows attributable to the assets are less than their carrying amount. If an asset is deemed to be impaired, the amount of the impairment loss recognized represents the excess of the asset's carrying value as compared to its estimated fair value, based on management's assumptions and projections.

For purposes of this review, Level 3 has historically separately evaluated colocation facilities, certain additional conduits and its communication network (including network equipment, fiber, conduits and customer premise equipment) as these were the lowest levels with separately identifiable cash flows for the grouping of assets. Beginning in 2006, the Company stopped evaluating colocation assets separately and began including them in the communications network grouping due to changes in the nature of the cash flows from the delivery of colocation services. The majority of the Company's colocation customers now purchase other services in conjunction with their colocation services thereby reducing the independence of colocation services cash flows from other services. In addition, the percentage of colocation space used to support the communications network asset has increased over time.

Management's estimate of the future cash flows attributable to its long-lived assets and the fair value of its businesses involve significant uncertainty. Those estimates are based on management's assumptions of future results, growth trends and industry conditions. The impairment analysis of long-lived assets also requires management to make certain subjective assumptions and estimates regarding the expected future use of certain empty conduits included in the network asset group and the expected future use of certain empty conduit evaluated for impairment separately from the network asset group.

Accounting for Asset Retirement Obligations

The Company follows the policy of providing an accrual for reclamation of mined properties in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), based on the estimated total cost of restoration of such properties to meet compliance with laws governing surface mining. These estimated costs are calculated based on the expected future risk adjusted cash flows to remediate such properties discounted at a risk-free rate. The Company also provides an accrual for obligations related to certain colocation leases and right-of-way agreements in accordance with SFAS No. 143, based on the estimated total cost of restoration of such properties to their original condition. These estimated obligations are calculated based on the expected future discounted cash flows using the Company's estimated weighted average cost of capital at the time the obligation is incurred and applying a probability factor for conditional restoration obligations. Changes in expected future cash flows are discounted at interest rates that were in effect at the time of the original estimate for downward revisions to such cash flows, and at interest rates in effect at the time of the change for upward revisions in the expected future cash flows.

Income Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The U.S. net operating losses not utilized can be carried forward for 20 years to offset future taxable income. The majority of the foreign jurisdiction net operating losses not utilized can be carried forward indefinitely. A valuation allowance has been recorded against deferred tax assets, as the Company is unable to conclude under relevant accounting standards that it is more likely than not that deferred tax assets will be realizable.

Comprehensive Income (Loss)

Comprehensive income (loss) includes income (loss) and other non-owner related changes in equity not included in income (loss), such as unrealized gains and losses on marketable securities classified as available for sale, foreign currency translation adjustments related to foreign subsidiaries, and other adjustments.

Foreign Currencies

Generally, local currencies of foreign subsidiaries are the functional currencies for financial reporting purposes. Assets and liabilities are translated into U.S. dollars at year-end exchange rates. Revenue, expenses and cash flows are translated using average exchange rates prevailing during the year. Gains or losses resulting from currency translation are recorded as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit) and in the statements of comprehensive loss. A significant portion of the Company's foreign subsidiaries have the Euro as the functional currency, which experienced significant fluctuations against the U.S. dollar during 2006, 2005 and 2004. As a result, the Company has experienced significant foreign currency translation adjustments that are recognized as a component of accumulated other comprehensive income (loss) in stockholders' equity (deficit) and in the statement of comprehensive loss in accordance with SFAS No. 52 "Foreign Currency Translation." The Company considers its investments in its foreign subsidiaries to be long-term in nature.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most critical estimates and assumptions are made in determining the allowance for doubtful accounts, revenue reserves, recoverability of long-lived assets, useful lives of long-lived assets, accruals for estimated liabilities that are probable and estimatable, cost of revenue disputes for the communications services, unfavorable contract liabilities set up in purchase accounting and asset retirement obligations. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

The FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets", which was effective for Level 3 starting January 1, 2006. Under SFAS No. 153, the Company will measure assets exchanged at fair value, as long as the transaction has commercial substance and the fair value of the assets exchanged is determinable within reasonable limits. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The adoption of SFAS No. 153 did not have a material effect on the Company's financial position or results of operations as Level 3 is a party to a limited number of non-monetary transactions and those transactions have not been material.

Emerging Issues Task Force ("EITF") Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF No. 04-6") establishes appropriate accounting for stripping costs incurred during the production phase and is effective for fiscal years beginning after December 15, 2005. EITF No. 04-6 concludes that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF No. 04-6 further defines inventory produced as mineral that has been extracted. As a result, stripping costs related to exposed, but not extracted mineral are expensed as incurred rather than deferred until the mineral is extracted. The Company's coal mining business previously deferred stripping costs and amortized these costs over the period in which the underlying coal is mined. The Company's adoption of EITF No. 04-6 required it to adjust by $3 million beginning retained earnings (accumulated deficit) for the amount of prepaid stripping costs previously deferred as of January 1, 2006.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return that results in a tax benefit. Additionally, FIN No. 48 provides guidance on de-recognition, income statement classification of interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 is not expected to have a material effect on the Company's consolidated results of operations or financial condition.

In June 2006, the FASB ratified the consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement"

("EITF No. 06-3"). The scope of EITF No. 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, Universal Service Fund ("USF") contributions and some excise taxes. The Task Force concluded that entities should present these taxes in the income statement on either a gross or a net basis, based on their accounting policy, which should be disclosed pursuant to APB Opinion No. 22, "Disclosure of Accounting Policies." If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF No. 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company currently records USF contributions on a gross basis in its consolidated statements of operations, but records sales, use, value added and excise taxes billed to its customers on a net basis in its consolidated statements of operations. The adoption of EITF No. 06-3 is not expected to have a material effect on the Company's consolidated results of operations or financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Current Year Misstatements." SAB No. 108 requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. The Company adopted SAB No. 108 for the year ended December 31, 2006. The adoption of SAB No. 108 did not have a material effect on the Company's results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. This statement is effective for fiscal years beginning after November 15, 2007 and interim periods within that fiscal year. The Company is currently assessing the potential effect that the adoption of SFAS No. 157 will have on its financial statements.

On December 21, 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, "Accounting for Registration Payment Arrangements" ("FSP EITF 00-19-2"). FSP EITF 00-19-2 addresses an issuer's accounting for registration payment arrangements. FSP EITF 00-19-2 specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS No. 5"). A "registration payment arrangement" is defined as an arrangement that specifies that the issuer will endeavor (1) to file a registration statement for the resale of specified financial instruments and/or for the resale of equity shares that are issuable upon exercise or conversion of specified financial instruments and for that registration statement to be declared effective by the SEC. The arrangement requires the issuer to transfer consideration to the counterparty if the registration statement for the resale of the financial instrument or instruments subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained. FSP EITF 00-19-2 specifies that if the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated at inception, the contingent liability under the registration payment arrangement shall be included in the allocation of proceeds from the related financing transaction using the measurement guidance in SFAS No. 5. FSP EITF 00-19-2 also requires certain disclosures about the terms of each registration payment arrangement, even if the likelihood of the issuer having to make any payments under the arrangement is remote. FSP EITF 00-19-2 is effective immediately for registration payment arrangements entered into after December 21, 2006 and for fiscal years beginning after December 31, 2006, and interim periods within those fiscal years, for registration payment arrangements entered into prior to the issuance of FSP EITF 00-19-2. The Company adopted FSP EITF 00-19-2 for the year ended December 31, 2006. The adoption of FSP EITF 00-19-2 did not have a material effect on the Company's results of operations and financial condition.

Reclassifications

Certain current and prior year amounts have been reclassified to conform to the December 31, 2006 presentation.

The Company has separately disclosed the operating, investing and financing portion of the cash flows attributable to its discontinued operations for all periods presented.

(2) Acquisitions

In 2006, the Company embarked on a strategy to expand its presence in metropolitan markets and began offering services to enterprise customers through its Business Markets Group. This strategy will allow the Company to terminate traffic over its owned facilities rather than paying third parties to terminate the traffic. The expansion into new metro markets should also provide additional opportunities to sell services to bandwidth intensive businesses on the Company's national and international networks. In order to expedite the expansion of its metro business, Level 3 acquired Progress Telecom, ICG Communications, TelCove and Looking Glass in 2006. The results of operations attributable to each acquisition are included in the consolidated financial statements from the date of acquisition.

Looking Glass Acquisition: On August 2, 2006, Level 3 completed the acquisition of Looking Glass, a privately held Illinois-based telecommunications company. The consideration paid by Level 3 consisted of approximately $13 million in cash, including $4 million of transaction costs, and approximately 21 million shares of Level 3 common stock valued at $84 million. In addition, at the closing, Level 3 repaid approximately $67 million of Looking Glass liabilities. The transaction purchase price is not subject to any post-closing adjustments.

Level 3 entered into certain transactions with Looking Glass prior to the acquisition of Looking Glass by Level 3, whereby Level 3 received cash for communications services to be provided in the future and which was originally recognized as deferred revenue. As a result of the acquisition, Level 3 can no longer amortize this deferred revenue into earnings and, accordingly, reduced the purchase price applied to the net assets acquired in the Looking Glass transaction by $2 million, the amount of the unamortized deferred revenue balance on August 2, 2006.

TelCove Acquisition: On July 24, 2006, Level 3 completed the acquisition of TelCove, a privately held Pennsylvania-based telecommunications company. Under terms of the agreement, Level 3 paid $446 million in cash and issued approximately 150 million shares of Level 3 common stock, valued at $623 million. In addition, Level 3 repaid $132 million of TelCove debt and acquired $13 million in capital leases in the transaction. Also, the Company paid third party costs of approximately $15 million related to the transaction, which included certain costs incurred by TelCove. The transaction price is not subject to any post-closing adjustments.

Level 3 entered into certain transactions with TelCove prior to the acquisition of TelCove by Level 3, whereby Level 3 received cash for communications services to be provided in the future and which was originally recognized as deferred revenue. As a result of the acquisition, Level 3 can no longer amortize this deferred revenue into earnings and, accordingly, reduced the purchase price applied to the net assets acquired in the TelCove transaction by $3 million, the amount of the unamortized deferred revenue balance on July 24, 2006.

ICG Communications: On May 31, 2006, Level 3 acquired all of the stock of ICG Communications, a privately held Colorado-based telecommunications company, from MCCC ICG Holdings, LLC excluding certain assets and liabilities. Under the terms of the purchase agreement, Level 3 purchased ICG Communications for an aggregate consideration consisting of approximately 26 million shares of Level 3 common stock, valued at $131 million, and approximately $45 million in cash. The Company also incurred costs of less than $1 million related to the transaction. Post-closing adjustments, primarily working capital and other contractual matters resulted in additional consideration of approximately $3 million, of which $1 million was paid in the third quarter of 2006 and $2 million was recorded as a liability at December 31, 2006 and paid in the first quarter of 2007.

Level 3 entered into certain transactions with ICG Communications prior to the acquisition of ICG Communications by Level 3, whereby Level 3 received cash for communications services to be provided in the future and which was originally recognized as deferred revenue. As a result of the acquisition, Level 3 can no longer amortize this deferred revenue into earnings and, accordingly, reduced the purchase price applied to the net assets acquired in the ICG Communications transaction by $1 million, the amount of the unamortized deferred revenue balance on May 31, 2006.

Progress Telecom: On March 20, 2006, Level 3 completed its acquisition of all of the membership interests of Progress Telecom from PT Holding Company LLC ("PT Holding") excluding certain specified assets and liabilities of Progress Telecom. Progress Telecom was owned by PT Holding which is jointly owned by Progress Energy, Inc. and Odyssey Telecorp, Inc. Under the terms of the purchase agreement, Level 3 purchased Progress Telecom for an aggregate purchase price consisting of approximately $69 million in cash and approximately 20 million shares of Level 3 common stock, valued at $66 million. The purchase price was subsequently reduced by $2 million for working capital and other contractual matters. The Company received payment of the $2 million adjustment in July 2006.

Level 3 entered into certain transactions with Progress Telecom prior to the acquisition of Progress Telecom by Level 3, whereby Level 3 received cash for communications services to be provided in the future and which was originally recognized as deferred revenue. As a result of the acquisition, Level 3 can no longer amortize this deferred revenue into earnings and, accordingly, reduced the purchase price applied to the net assets acquired in the Progress Telecom transaction by $4 million, the amount of the unamortized deferred revenue balance on March 20, 2006.

WilTel: On December 23, 2005, the Company completed the acquisition of WilTel from Leucadia National Corporation and its subsidiaries (together "Leucadia"). The consideration paid consisted of approximately $390 million in cash (which included a $16 million adjustment for estimated excess working capital), plus $100 million in cash to reflect Leucadia's having complied with its obligation to leave that amount of cash in WilTel, and 115 million newly issued unregistered shares of Level 3 common stock, valued at $313 million.

The Company also incurred costs of approximately $7 million related to the transaction. The cash purchase price was subject to post-closing adjustments based on actual working capital and other contractual items as of the closing date. In March 2006, Leucadia and Level 3 agreed that the purchase price for WilTel should decrease by approximately $27 million as a result of working capital and other contractual post-closing adjustments. Level 3 received payment of the $27 million adjustment in April 2006.

The final valuation indicated that the fair value of the identifiable assets acquired exceeded the total of the purchase price paid and the liabilities assumed in the transaction. As a result, the excess value was applied against the fair value of the long-lived assets obtained in the transaction. The $27 million post-closing adjustment resulted in an additional decrease in long-lived assets in the first quarter of 2006.

Level 3 entered into certain transactions with WilTel prior to the acquisition of WilTel by Level 3, whereby it received cash for communications services to be provided in the future. As a result of the acquisition, Level 3 can no longer amortize this deferred revenue into earnings and accordingly, reduced the purchase price applied to the net assets acquired in the WilTel transaction by $2 million, the amount of the unamortized deferred revenue balance on December 23, 2005.

The acquisition includes all of WilTel's communications business and WilTel's Vyvx video transmission business. The acquisition also includes a multi-year contract between SBC Service, Inc. and WilTel ("SBC Contract Services Agreement"). Recently, SBC Services, Inc. became a subsidiary of AT&T Inc. ("AT&T") (together "SBC") and announced its intention to migrate the services provided by WilTel to the merged SBC Services, Inc. and AT&T network. WilTel and SBC amended the SBC Contract Services Agreement to run through 2009. The agreement provides a gross margin purchase commitment of $335 million from December 2005 through the end of 2007, and $75 million from January 2008 through the end of 2009. SBC has satisfied $268 million of the December 2005 to the end of 2007 gross margin purchase commitment through December 31, 2006. As of December 31, 2006, the remaining minimum gross margin commitment under the agreement to be utilized in 2007 was approximately $67 million, and $75 million from January 2008 through the end of 2009. Originating and terminating access charges paid to local phone companies are passed through to SBC in accordance with a formula that approximates cost. Additionally, the SBC Contract Services Agreement provides for the payment of $50 million from SBC if certain performance criteria are met by Level 3 in 2006 and 2007. The Company met the required performance criteria and recorded revenue of $25 million in 2006 under the agreement. Level 3 is eligible to earn another $25 million in 2007 if it meets the performance criteria.

As specified in the purchase agreement with Leucadia, WilTel transferred certain excluded assets to Leucadia and Leucadia assumed certain excluded liabilities. The excluded assets included all cash and cash equivalents in excess of $100 million at closing, all marketable securities, WilTel's headquarters building located in Tulsa, Oklahoma and certain other miscellaneous assets. In addition, WilTel assigned to Leucadia all of its right to receive cash payments from SBC totaling $236 million, pursuant to the Termination, Mutual Release and Settlement Agreement, dated June 15, 2005, among Leucadia, WilTel and SBC. The excluded liabilities include all of WilTel's long-term debt obligations, WilTel's obligations under its defined benefit pension plan, certain other employee related liabilities and other claims. The agreement required Leucadia to pay in full all of WilTel's obligations under its credit agreement and for Leucadia to release WilTel from any obligation under the outstanding mortgage note secured by its headquarters building. Level 3 entered into an agreement with Leucadia to lease a portion of the former WilTel headquarters building in Tulsa.

ICG: On April 1, 2004, the Company acquired the wholesale dial access customer contracts of ICG Communications, Inc. ("ICG"). The Company agreed to pay approximately $35 million in cash to acquire the contracts and related equipment, which provide dial-up Internet access to various large customers and other leading ISPs. The terms of the agreement required Level 3 to pay $25 million at closing and additional payments of $5 million on both July 1, 2004 and October 1, 2004. The purchase price was subject to post-closing adjustments, but those adjustments were not material. Level 3 migrated the traffic from the customer contracts acquired from ICG onto its own network infrastructure and the migration was substantially complete by the end of 2004.

Sprint: On October 1, 2004, the Company acquired the wholesale dial Internet access business of Sprint Communications Company, L.P. ("Sprint"). Level 3 paid $34 million in cash to acquire the business, which provides dial-up Internet access to leading Internet service providers ("ISPs") throughout the United States and agreed to provide discounted services to Sprint that were valued at $5 million, which was accounted for as part of the purchase price. Level 3 and Sprint entered into a transition services agreement for the migration of customers onto the Level 3 network, which Level 3 completed in the third quarter of 2005. During the migration period, until such time as a customer contract was assumed or assigned, amounts received for services provided by Sprint were accounted for as a reduction in purchase price as opposed to revenue. The net amount received prior to the assumption or assignment of these contracts totaled $5 million through December 31, 2005 and therefore reduced the purchase price to $29 million. With the completion of the migration activities, Level 3 recognizes as revenue, amounts received from all customer contracts acquired in this transaction. The results of operations attributable to the Sprint assets acquired and liabilities assumed are included in the consolidated financial statements from the date of assumption or assignment of contracts.

Purchase Price Allocation

Under business combination accounting, the total final purchase price for each of the acquired companies was allocated to the net tangible and identifiable intangible assets based on their estimated fair values as of the acquisition dates. The allocation of the purchase price was based upon valuations performed for each acquired company. The valuations for the WilTel and the Progress Telecom acquisitions have been finalized. The valuations for the ICG Communications, TelCove and Looking Glass acquisitions are in the process of being finalized.

The valuations for the WilTel and Looking Glass acquisitions indicated that the fair value of the assets acquired exceeded the total of the purchase price paid and the liabilities assumed in the transactions. As a result, the excess value or negative goodwill was applied against the fair value of the long-lived assets in 2006. The valuations for the Progress, ICG Communications and TelCove acquisitions indicated that the fair value of the assets acquired was less than the total of the purchase price paid and the liabilities assumed in the transactions. As a result, the excess purchase price was assigned to goodwill for each acquisition in 2006.

Tangible and Intangible Long-Lived Assets

In performing the purchase price allocation for each acquired company, the Company considered, among other factors, the intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of each acquired company's products. The fair value of assets was based, in part, on a valuation using either a cost, income or in some cases market valuation approach and estimates and assumptions provided by management. The tangible assets primarily include the real and personal property used to provide communications and video services in the case of WilTel. In addition, tangible assets include the fair value of software purchased or developed by each company if applicable. Intangible assets consist primarily of customer relationships and the Vyvx trademark. Management has established an indefinite life on the Vyvx trademark and lives ranging from 6 to 15 years for the customer relationships.

Deferred Revenue

The fair value of deferred revenue included in the final purchase price allocation for each acquired company was determined based on monthly amounts billed in advance for which services would be provided to customers in the period immediately following acquisition. Level 3 did not record deferred revenue for long-term contracts in which the acquired company had already received consideration from the customer as Level 3 does not expect to incur any direct and incremental costs associated with these contracts.

Current and Noncurrent Obligations

The fair value of each acquired company's current liabilities was determined based on the expected cash flows for the twelve months following the date of acquisition. Level 3 did not present value the cash flows as it does not expect the present values to be significantly different than the gross cash flows.

The noncurrent obligations assumed in each acquisition, if applicable, have been recorded at their present value using an appropriate interest rate. The Company has identified certain acquired facilities that it does not expect to utilize for the combined business. The Company has also revalued the asset retirement obligations of each acquired company using Level 3's weighted average cost of capital rather than the acquired company's weighted average cost of capital.

The unaudited financial information in the table below summarizes the combined results of operations of Level 3 and the acquired businesses, on a pro forma basis, as though the companies acquired in 2005 and 2006 had been combined as of the beginning of each of the periods presented. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of each of the periods presented. The pro forma financial information for all periods presented includes the preliminary business combination accounting effect on historical revenues of the acquired companies, adjustments to depreciation on acquired property, amortization charges from acquired intangible assets, restructuring costs and acquisition costs reflected in the historical statements of operations for periods prior to Level 3's acquisition.

	Unaudited Pro Forma Years ended December 31,	
	2006	2005
	(dollars in millions, except per share data)	
Revenue	$ 3,676	$ 3,939
Loss from Continuing Operations	(815)	(661)
Income from Discontinued Operations	46	69
Net Loss	(769)	(592)
Per share:		
Loss from continuing operations	$ (0.70)	$ (0.64)
Net loss	$ (0.66)	$ (0.58)
Pro Forma Weighted Shares Outstanding (in thousands)	1,157,692	1,028,639

Included in the actual results and pro forma financial information for the year ended December 31, 2006 are certain amounts which affect the comparability of the results, including net losses of $83 million as a result of the early extinguishments of certain long-term debt, $11 million of termination revenue, a gain of approximately $33 million from the sale of Software Spectrum, a workforce reduction charge of $5 million, and non-cash impairment charges of $8 million that primarily resulted from the decision to terminate certain information technology projects in the Communications business.

Included in the actual results and pro forma financial information for the year ended December 31, 2005 are certain amounts which affect the comparability of the results, including termination revenue of $133 million, a gain on the sale of (*i*)Structure of $49 million, a workforce reduction charge of $15 million, and non-cash impairment charges of $9 million that primarily resulted from the decision to terminate projects for certain voice products in the Communications business.

The fair value of the assets acquired and the liabilities assumed in the ICG Communications, TelCove and Looking Glass transactions are based upon preliminary valuations as of their respective acquisition dates after reflecting other contractual purchase price adjustments and are subject to change due to further analysis of the assets acquired and liabilities assumed as well as integration plans. The fair value of assets acquired and liabilities assumed in the WilTel and Progress Telecom transactions are based upon a final valuation after reflecting other contractual purchase price adjustments. The fair values of the assets acquired and the liabilities assumed for the companies Level 3 acquired are as follows.

	Looking Glass	TelCove	ICG Communications	Progress Telecom	WilTel	Sprint	ICG Managed Modem
			(dollars in millions)				
Assets:							
Cash and cash equivalents	$ 3	$ 3	$ 6	$ —	$ 128	$—	$—
Accounts receivable	8	23	7	3	257	—	—
Other current assets	2	5	2	2	22	3	2
Property, plant and equipment, net	183	796	10	77	629	—	—
Goodwill	—	179	127	32	—	—	—
Identifiable intangible assets	9	273	49	36	152	31	37
Other assets	1	—	4	—	26	—	—
Total Assets	206	1,279	205	150	1,214	34	39
Liabilities:							
Accounts payable	5	20	6	1	204	—	—
Accrued payroll	1	6	2	1	29	—	—
Other current liabilities	9	20	10	7	61	—	4
Current portion of capital leases	—	3	—	1	—	—	—
Capital leases	—	10	3	8	—	—	—
Deferred revenue—Acquired Company	1	—	4	2	41	—	—
Deferred revenue—Level 3	(2)	(3)	(1)	(4)	(2)	5	—
Other liabilities	28	7	3	—	98	—	—
Total Liabilities	42	63	27	16	431	5	4
Purchase Price	$164	$1,216	$178	$134	$ 783	$29	$35

(3) Discontinued Operations

The Company sold the two businesses, Software Spectrum and (*i*)Structure, that comprised Level 3's information services segment and are presented as discontinued operations.

Software Spectrum

On September 7, 2006, Level 3 sold Software Spectrum, Inc. to Insight, a leading provider of information technology products and services. In connection with the transaction, Level 3 received total proceeds of $353 million in cash, consisting of a base purchase price of $287 million and a working capital adjustment of approximately $66 million. The purchase price was subject to working capital and certain other post-closing adjustments. During the fourth quarter of 2006, the Company paid $2 million to Insight as the final working capital adjustment. Level 3 recognized a $33 million gain on the transaction in the third quarter of 2006 after transaction costs.

The following is the summarized results of operations of the Software Spectrum business for the period from January 1, 2006 through September 7, 2006 and for the years ended December 31, 2005 and 2004:

	January 1, Through September 7, 2006	Twelve Months Ended	
		2005	2004
	(dollars in millions)		
Revenues	$1,400	$1,894	$1,861
Costs and Expenses:			
Cost of revenue	1,269	1,717	1,705
Depreciation and amortization	8	10	11
Selling, general and administrative	111	143	125
Restructuring and impairment charges	1	—	2
Total costs and expenses	1,389	1,870	1,843
Income from Operations	11	24	18
Other Income (Expense)	5	(1)	7
Income from Operations Before Income Taxes	16	23	25
Income Tax Expense	(3)	(3)	(5)
Income from Discontinued Operations	$ 13	$ 20	$ 20

The following is summarized financial information for the Software Spectrum business as of December 31, 2005:

	December 31, 2005
	(dollars in millions)
Assets	
Current Assets:	
Cash and cash equivalents	$ 73
Receivables	431
Other	93
Total Current Assets	597
Property, Plant and Equipment, net	6
Goodwill and Other Intangible Assets, net	242
Other	16
Total Assets	861
Current Liabilities:	
Accounts payable	420
Accrued payroll and employee benefits	17
Deferred revenue	67
Other	35
Total Current Liabilities	539
Deferred Revenue	11
Other Noncurrent Liabilities	12
Total Liabilities	562
Net Assets	$299

(i)Structure

On November 30, 2005, Level 3 sold (i)Structure to Infocrossing for proceeds of $85 million which consisted of $82 million in cash and $3 million of Infocrossing, Inc. common stock. The cash purchase price is subject to post-closing adjustments based on actual working capital as of the closing date. The Company and Infocrossing are in the process of completing the working capital adjustments through arbitration. Level 3 recognized a $49 million gain on the transaction in the fourth quarter of 2005.

The following is the summarized results of operations of the (i)Structure business for the eleven months ended November 30, 2005 and the year ended December 31, 2004:

	January 1, Through November 30, 2005	Twelve Months Ended 2004
	(dollars in millions, except per share data)	
Revenues	$64	$75
Costs and Expenses:		
Cost of revenue	47	53
Depreciation and amortization	8	13
Selling, general and administrative	9	9
Total costs and expenses	64	75
Income from Discontinued Operations	—	—
Gain on Sale of Discontinued Operations	49	—
Income from Discontinued Operations	$49	$—

(4) Termination Revenue

On March 1, 2005, Level 3 entered into an agreement with 360networks in which both parties agreed to terminate a 20-year IRU agreement. Under the new agreement, 360networks returned the dark fiber originally provided by Level 3. Under the original IRU agreement, signed in 2000, the cash received by Level 3 was deferred and amortized to revenue over the 20-year term of the agreement. As a result of this transaction, Level 3 recognized the unamortized deferred revenue of approximately $86 million as non-cash termination revenue in the first quarter of 2005.

On February 22, 2005, France Telecom and Level 3 finalized an agreement to terminate a dark fiber agreement signed in 2000. Under the terms of the agreement, France Telecom returned the fiber to Level 3. Under the original IRU agreement, the cash received by Level 3 was deferred and amortized to revenue over the 20-year term of the agreement. As a result of this transaction, Level 3 recognized the unamortized deferred revenue of approximately $40 million as non-cash termination revenue in the first quarter of 2005.

Level 3 and McLeodUSA Incorporated ("McLeod") entered into an agreement on November 1, 2004, whereby McLeod returned certain intercity dark fiber provided by Level 3 under a 1999 agreement and provides discounted network services to Level 3 in exchange for cash and other consideration. Cash received under the 1999 agreement was deferred and amortized to revenue over the 20-year term of the agreement. Level 3 had no further service obligations with respect to the fiber and therefore recognized the $98 million of remaining unamortized deferred revenue for the fiber returned as non-cash termination revenue in 2004. The Company allocated the amounts paid to McLeod to fiber and prepaid network expenses. The value of the fiber returned was determined based on the capital costs that would be avoided in pulling additional fiber in certain segments of the Company's intercity network where fiber inventory would need to be replenished in the next three years. The prepaid network expense was valued based on the amount of discounted network expense services the Company expects to realize through purchases of these services on McLeod's network.

(5) Restructuring and Impairment Charges

In 2006, the Company initiated workforce reductions that are expected to affect approximately 1,200 employees in its North American communications business related to the integration of WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass into Level 3's operations. The accounting treatment for the severance costs is dependent on whether those individuals affected are former employees of the acquired companies or Level 3 employees. The estimated severance costs earned by employees of the acquired companies as of the acquisition date are included as a liability in the balance sheet as of the acquisition date. The Company expects to incur approximately $30 million of severance and related costs for former WilTel, Progress Telecom, ICG Communications, TelCove and Looking Glass employees. As of December 31, 2006, the Company paid $19 million of severance and related costs for these employees. Severance costs attributable to Level 3 employees are recorded as a restructuring charge in the statement of operations once the employees are notified that their position will be eliminated and the severance arrangements are communicated to the employee.

As of December 31, 2006, the Company had notified or terminated approximately 797 employees (248 for Level 3 and 549 for acquired businesses) pursuant to these activities. During 2006, the Company recorded approximately $5 million in restructuring charges for affected Level 3 employees. As of December 31, 2006, the Company had remaining obligations of less than $1 million for those Level 3 employees terminated or notified. The workforce reduction attributable to the WilTel integration activity was substantially complete by the end of 2006. The workforce reductions attributable to the Progress Telecom, ICG Communications, TelCove and Looking Glass integration activities are expected to be completed in 2007.

In the first quarter of 2005, the Company initiated a workforce reduction of approximately 470 employees in its North American and European communications business and as a result recognized severance and related charges of approximately $15 million. As of December 31, 2005, the Company had satisfied its remaining obligations associated with the workforce reduction.

During 2005, the Company identified additional communications facilities that it no longer required and would not provide any future economic benefit to the Company. Also during the year, the Company revised its lease impairment analysis to reflect improvements in sublease income for communications facilities impaired in prior periods. In total, the Company reduced its expected lease impairment obligations by $1 million in 2005.

The communications business recorded lease impairment charges of $14 million for real property leases in North America and Europe in the fourth quarter of 2004. The charge resulted from ceasing use of certain leased space, the signing of subleases for existing vacant space at lower than estimated rates, and extending the estimated sublease dates for other vacant properties due to market conditions.

A summary of the restructuring charges and related activity follows:

	Severance and Related		Facilities Related
	Number of Employees	Amount (in millions)	Amount (in millions)
Balance December 31, 2003	60	$ 4	$ 6
2004 Charges	80	—	14
2004 Payments	(140)	(4)	(4)
Balance December 31, 2004	—	—	16
2005 Charges(Benefit)	472	15	(1)
2005 Payments	(472)	(15)	(3)
Balance December 31, 2005	—	$ —	$12
2006 Charges	248	5	—
2006 Payments	(242)	(5)	(2)
Balance December 31, 2006	6	$ —	$10

The Company paid approximately $2 million, $3 million and $4 million of facilities related costs in 2006, 2005 and 2004, respectively. The remaining lease termination obligations of $10 million are expected to be paid over the terms of the impaired leases, which extend to 2015, if the Company is unable to negotiate a buyout of the leases.

Impairments

The Company at least annually, or as events or circumstances change that could affect the recoverability of the carrying value of its communications assets, conducts a comprehensive review of the carrying value of its communications assets to determine if the carrying amount of the communications assets are recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). For purposes of this review, Level 3 has historically separately evaluated colocation facilities, certain additional conduits and its communication network (including network equipment, fiber, conduits and customer premise equipment) as these were the lowest levels with separately identifiable cash flows for grouping of assets. Beginning in 2006, the Company stopped evaluating colocation assets separately and began including them in the communications network asset group due to changes in the nature of the cash flows from the delivery of colocation services. The majority of the Company's colocation customers now purchase other services in conjunction with their colocation services thereby reducing the independence of colocation services cash flows from other services. In addition, the percentage of colocation space used to support the network asset has increased over time. The impairment analysis is based on a long-term cash flow forecast to assess the recovery of the communications assets over the estimated useful life of the primary asset. The Company concluded that the assets were not impaired as of December 31, 2006. Management's estimate of the future cash flows attributable to its long-lived assets and the fair value of its businesses involve significant uncertainty. Those estimates are based on management's assumptions of future results, growth trends and industry conditions. The impairment analysis of long-lived assets also requires management to make certain subjective assumptions and estimates regarding the expected future use of certain additional conduits included in the network asset group and the expected future use of certain empty conduit evaluated for impairment separately from the network asset group. Management will continue to assess the Company's assets for impairment as events occur or as industry conditions warrant.

The Company recognized $8 million of non-cash impairment charges in 2006. Level 3 recognized $4 million of non-cash impairment charges as a result of the decision to terminate projects for certain voice services and certain information technology projects in the communications business which had been previously capitalized. These projects have identifiable costs which Level 3 can separately evaluate for impairment. The costs incurred for these projects, including capitalized labor, were impaired as the carrying value of these projects were no longer expected to provide future benefit to the Company. In addition, Level 3 recognized $4 million of non-cash impairment charges primarily related to excess land of the communications business held for sale in Germany. This charge resulted from the difference between the recorded carrying value and the estimated market value of the land.

The Company recognized $9 million of non-cash impairment charges in 2005 that primarily resulted from the decision to terminate projects for certain voice services and certain information technology projects in the communications business which had been previously capitalized. These projects have identifiable costs which Level 3 can separately evaluate for impairment. The costs incurred for these projects, including capitalized labor, were impaired as the carrying value of these projects were no longer expected to provided future benefit to the Company. The Company did not incur asset impairment expenses in 2004.

(6) Loss Per Share

The Company had a loss from continuing operations for the three years ended December 31, 2006. Therefore, the effect of the approximately 481 million, 418 million and 171 million shares issuable pursuant to the five, four and three series of convertible notes outstanding at December 31, 2006, 2005 and 2004, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation. In addition, the effect of the approximately 54 million, 59 million and 49 million stock options, outperform stock options, restricted stock units and warrants outstanding at December 31, 2006, 2005 and 2004, respectively, have not been included in the computation of diluted loss per share because their inclusion would have been anti-dilutive to the computation.

The following details the loss per share calculations for the Level 3 common stock (dollars in million, except per share data):

	Year Ended December 31,		
	2006	2005	2004
Loss from Continuing Operations	$ (790)	$ (707)	$ (478)
Income from Discontinued Operations (2006 and 2005 include gain on sale)	46	69	20
Net Loss	$ (744)	$ (638)	$ (458)
Total Number of Weighted Average Shares Outstanding used to Compute Basic and Diluted Earnings Per Share (in thousands)	1,003,255	699,589	683,846
Earnings (Loss) Per Share of Level 3 Common Stock (Basic and Diluted):			
Loss from Continuing Operations	$ (0.79)	$ (1.01)	$ (0.70)
Income from Discontinued Operations	0.05	0.10	0.03
Net Loss	$ (0.74)	$ (0.91)	$ (0.67)

(7) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to determine classification and fair values of financial instruments:

Cash and Cash Equivalents

Cash equivalents generally consist of funds invested in highly liquid instruments purchased with an original maturity of three months or less. The securities are stated at cost, which approximates fair value.

Marketable and Restricted Securities

At December 31, 2006, marketable securities consist entirely of U.S. Treasury securities that were characterized as held to maturity. These securities total $235 million and are reflected as current assets on the consolidated balance sheet at December 31, 2006.

At December 31, 2005, marketable securities consist of U.S. Treasury securities and the Infocrossing shares received in the (*i*)Structure transaction which were valued at quoted market prices. For most of 2005, the Company characterized the U.S. Treasury securities as held to maturity. As a result of the acquisition of WilTel and expected cash flow requirements in 2006, the Company designated certain Treasury securities as available for sale in the fourth quarter of 2005. These securities totaled $173 million, stated at fair value since they were available for sale, and were reflected as current assets on the consolidated balance sheet at December 31, 2005. The Infocrossing shares and U.S. Treasury securities characterized as available for sale were sold in 2006.

Restricted securities consist primarily of cash investments that serve to collateralize outstanding letters of credit and certain performance and operating obligations of the Company.

The cost of the securities used in computing unrealized and realized gains and losses is determined by specific identification. Fair values are estimated based on quoted market prices for the securities.

The net unrealized holding gains and losses for marketable securities classified as available for sale were included in accumulated other comprehensive income (loss) within stockholders' equity (deficit). Securities characterized as held to maturity are stated at cost. The unrealized holding gains and losses for securities characterized as held to maturity are not reflected in the consolidated financial statements.

At December 31, 2006 and 2005 the unrealized holding gains and losses on the marketable securities were as follows:

	Cost	Unrealized Holding Gains	Unrealized Holding Losses	Fair Value
	(dollars in millions)			
2006				
Marketable Securities:				
U.S. Treasury securities—Current	$235	$—	$ (1)	$234
	$235	$—	$ (1)	$234
2005				
Marketable Securities:				
U.S. Treasury securities—Current	$173	$—	$—	$173
Equity Securities—Current	3	—	—	3
U.S. Treasury securities—Noncurrent	234	—	(2)	232
	$410	$—	$ (2)	$408

The Company recognized $2 million of realized gains from the sale of marketable equity securities in 2006, $2 million of realized losses from the sale of marketable debt securities in 2005 and $23 million of realized gains from the sale of marketable equity securities in 2004. These realized gains and losses are reflected in Other, net on the consolidated statement of operations for all periods presented.

Maturities for the restricted securities have not been presented, as the types of securities are either cash or money market mutual funds that do not have a single maturity date.

Long-Term Debt

The fair value of long-term debt was estimated using the December 31, 2006 and 2005 average of the bid and ask price for the publicly traded debt instruments. The CBRE Commercial Mortgage was not traded in an organized public manner. The fair value of this instrument is assumed to approximate the carrying value at December 31, 2006 as it was secured by underlying assets. The 9% Convertible Senior Discount Notes due 2013 included within Long-Term Debt are not traded in an organized public manner. The fair value of these notes was calculated using a convertible model, which uses the Black-Scholes valuation model to value the equity portion of the security and bond math to value the debt portion of the security (using market yields on other Level 3 traded debt). The 10% Convertible Senior Notes due 2011 included within Long-Term Debt are not traded in an organized public manner. Level 3 has obtained a market value from a third party broker for the 10% Convertible Senior Notes due 2011.

The carrying amount and estimated fair values of Level 3's financial instruments are as follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in millions)			
Cash and Cash Equivalents (excluding discontinued operations)	$1,681	$1,681	$ 379	$ 379
Marketable Securities—Current	235	234	176	176
Marketable Securities—Noncurrent	—	—	234	232
Restricted Securities—Current	46	46	34	34
Restricted Securities—Noncurrent	90	90	75	75
Receivables less allowance for doubtful accounts (Note 8)	326	326	392	392
Investments (Note 12)	14	14	15	15
Accounts Payable	391	391	367	367
Long-term Debt, including current portion (Note 13)	7,362	8,578	6,023	5,266

(8) Receivables

Receivables at December 31, 2006 and 2005 were as follows:

	Communications	Coal	Total
	(dollars in millions)		
2006			
Accounts Receivable—Trade	$337	$ 6	$343
Allowance for Doubtful Accounts	(17)	—	(17)
Total	$320	$ 6	$326
2005			
Accounts Receivable—Trade	$400	$ 9	$409
Allowance for Doubtful Accounts	(17)	—	(17)
Total	$383	$ 9	$392

The Company recognized bad debt expense in selling, general and administrative expenses of $1 million, less than $1 million and $3 million in 2006, 2005 and 2004, respectively. Level 3 received $1 million, $2 million and $2 million of proceeds for amounts previously deemed uncollectible in 2006, 2005 and 2004, respectively. The Company reduced accounts receivable and the allowance for doubtful accounts by less than $1 million, less than $1 million and $8 million in 2006, 2005 and 2004, respectively, for the write off of previously reserved amounts the Company deemed as uncollectible.

(9) Other Current Assets

At December 31, 2006 and 2005 other current assets consisted of the following:

	2006	2005
	(dollars in millions)	
Prepaid Assets	$ 52	$55
Debt Issuance Costs, net	18	16
Other	31	21
	$101	$92

Prepaid assets include insurance, software maintenance, rent and right of way costs.

(10) Property, Plant and Equipment, net

Costs associated directly with expansions and improvements to the communications network and customer installations, including employee related costs, have been capitalized. The Company generally capitalizes costs associated with network construction, provisioning of services and software development. Capitalized labor and related costs associated with employees and contract labor working on capital projects were approximately $72 million, $51 million and $66 million for the years ended December 31, 2006, 2005 and 2004, respectively. Included in capitalized labor and related costs was $2 million of capitalized non-cash compensation costs related to options and warrants granted to employees for each of the years ended December 31, 2006, 2005 and 2004, respectively.

The Company continues to develop business support systems required for its business. The external direct costs of software, materials and services, and payroll and payroll related expenses for employees directly associated with the project incurred when developing the business support systems are capitalized and included in the capitalized costs above. Upon completion of a project, the total cost of the business support system is amortized over an estimated useful life of three years.

The Company reviews its capitalized projects at least annually or when events and circumstances indicate that the assets may be impaired. When previously capitalized software development costs are considered to be impaired, the Company calculates and recognizes an impairment loss in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Included in Land and Mineral Properties are mineral properties related to the coal business with a cost basis of approximately $5 million for each of the years ended December 31, 2006 and 2005. The remaining Land and Mineral Properties balance of approximately $209 million and $205 million for the years ended December 31, 2006 and 2005, respectively, represent owned assets of the communications business, including land improvements. The coal mineral properties include owned and leased assets. The various coal lease agreements require minimum lease payments and provide for royalty or overriding royalty payments based on the tons of coal mined or sold from the properties. Depletion on the mineral properties is provided on a units-of-extraction basis determined in relation to coal committed under sales contracts.

Capitalized business support systems and network construction costs that have not been placed in service have been classified as construction-in-progress within property, plant and equipment below.

The cost and accumulated depreciation of property, plant and equipment has been reduced for impairments taken in current and prior years.

At December 31, 2006 and 2005, property, plant and equipment were as follows:

	Cost	Accumulated Depreciation	Book Value
	(dollars in millions)		
December 31, 2006			
Land and Mineral Properties	$ 214	$ (28)	$ 186
Facility and Leasehold Improvements:			
Communications	1,692	(482)	1,210
Coal Mining	151	(148)	3
Network Infrastructure	5,430	(1,409)	4,021
Operating Equipment:			
Communications	2,706	(1,799)	907
Coal Mining	71	(64)	7
Furniture, Fixtures and Office Equipment	132	(106)	26
Other	28	(24)	4
Construction-in-Progress	104	—	104
	$10,528	$(4,060)	$6,468
December 31, 2005			
Land and Mineral Properties	$ 210	$ (26)	$ 184
Facility and Leasehold Improvements:			
Communications	1,532	(355)	1,177
Coal Mining	153	(149)	4
Network Infrastructure	4,705	(1,126)	3,579
Operating Equipment:			
Communications	2,156	(1,528)	628
Coal Mining	69	(62)	7
Furniture, Fixtures and Office Equipment	111	(96)	15
Other	22	(19)	3
Construction-in-Progress	35	—	35
	$ 8,993	$(3,361)	$5,632

The value of property, plant and equipment related to the ICG Communications, TelCove and Looking Glass acquisitions are based on preliminary valuations. The value of property, plant and equipment related to WilTel and Progress Telecom, is based on a final valuation.

During 2006, Level 3 determined that the period the Company expects to use its existing fiber is longer than the remaining useful life as originally estimated. As a result, the Company extended the depreciable life of its existing fiber from 7 years to 12 years. This change in estimate, effective as of April 1, 2006, was accounted for prospectively, in accordance with SFAS No. 154 and reduced depreciation expense by $54 million in 2006. In addition, this change in estimate reduced net loss from continuing operations and net loss by $54 million, or approximately $0.05 per share for the year ended December 31, 2006.

In addition, during 2006, Level 3 determined that the period the Company expects to use its existing electronic equipment is longer than the remaining useful lives as originally estimated. As a result, the Company extended the depreciable life of its existing transmission equipment from 5 years to 7 years and existing IP equipment from 3 years to 4 years. This change in estimate, effective as of July 1, 2006, was accounted for prospectively, in accordance with SFAS No. 154, and reduced depreciation expense by $26 million in 2006. In addition, this change in estimate reduced net loss from continuing operations and net loss by $26 million, or approximately $0.03 per share for the year ended December 31, 2006.

Depreciation expense was $652 million in 2006, $584 million in 2005 and $613 million in 2004.

(11) Goodwill and Other Intangibles, net

Goodwill and Other Intangibles, net at December 31, 2006 and 2005 were as follows (dollars in millions):

	Goodwill	Other Intangibles
December 31, 2006		
360networks	$ —	$ 3
Sprint	—	5
Telverse	—	10
Genuity	—	6
WilTel	—	135
Progress Telecom	32	33
ICG Communications	127	47
TelCove	179	264
Looking Glass	—	8
McLeod	40	—
XCOM	30	—
	$408	$511
December 31, 2005		
360networks	$ —	$ 4
Sprint	—	16
ICG	—	4
Telverse	—	16
Genuity	—	30
WilTel	—	151
McLeod	40	—
XCOM	30	—
	$ 70	$221

The Company segregates identifiable intangible assets acquired in a business combination from goodwill. In accordance with SFAS No. 142, Goodwill is no longer amortized and the carrying amount of the goodwill must be evaluated at least annually for impairment using a fair value based test. An assessment of the carrying value of the goodwill attributable to the communications business indicated that the assets were not impaired as of December 31, 2006.

On December 23, 2005, Level 3 completed the acquisition of WilTel. A final valuation of the assets acquired indicated a value of $152 million for intangible assets. The intangible assets primarily include customer relationships and the Vyvx trademark. The final valuation placed an indefinite life on the Vyvx trademark and lives ranging from 6 to 11 years for the customer relationships.

On March 20, 2006, Level 3 completed the acquisition of Progress Telecom. A final valuation of the assets acquired in the Progress Telecom acquisition resulted in a value of $36 million for customer-related intangible assets with an estimated useful life of 8 years. The final purchase price valuation indicated that the purchase price exceeded the fair value of the identifiable assets acquired and liabilities assumed by $32 million,

On May 31, 2006, Level 3 completed the acquisition of ICG Communications. A preliminary valuation of the assets acquired in the ICG Communications transaction indicated a value of $49 million for customer-related intangible assets with an estimated useful life of 15 years.

On July 24, 2006, Level 3 completed the acquisition of TelCove. A preliminary valuation of the assets acquired in the TelCove transaction as of the acquisition date, indicates customer-related intangible assets of approximately $253 million, with lives ranging from 9 to 13 years and other assets of approximately $20 million with an indefinite life.

On August 2, 2006, Level 3 completed the acquisition of Looking Glass. A preliminary valuation of the assets acquired in the Looking Glass transaction as of the acquisition date, indicates customer-related intangibles of approximately $9 million with an estimated useful life of 8 years. Based on the valuation, Level 3 adjusted its preliminary estimate of the amount initially allocated to customer intangibles from $41 million at the end of the third quarter of 2006 to $9 million. Also, during the fourth quarter of 2006 Level 3 recorded a $24 million liability for unfavorable leases attributable to Looking Glass.

The preliminary purchase price valuations for ICG Communications and TelCove indicated that the purchase price exceeded the fair value of the identifiable assets acquired and liabilities assumed and resulted in goodwill of $127 million and $179 million, respectively. The preliminary valuation of the assets acquired and liabilities assumed in the Looking Glass transaction indicates that the fair value of the identifiable net assets acquired exceeds the consideration paid to the former owners and resulted in negative goodwill of $24 million which reduced the fair value of long-lived assets acquired in the transaction on a pro-rata basis.

During the first quarter of 2005, Level 3 purchased a customer contract from 360networks for cash and future services valued at $4 million. The total purchase price was recorded as an intangible asset and will be amortized over the remaining four-year term of the customer contract.

At December 31, 2006 and 2005 identifiable intangible assets were as follows (dollars in millions):

	Cost	Accumulated Amortization	Book Value
December 31, 2006			
Customer Contracts:			
Sprint	$ 31	$ (26)	$ 5
ICG	37	(37)	—
Genuity	28	(22)	6
McLeod	49	(49)	—
Customer Relationships:			
Genuity	79	(79)	—
360networks	4	(1)	3
WilTel	120	(17)	103
Progress Telecom	36	(3)	33
ICG Communications	49	(2)	47
Looking Glass	9	(1)	8
TelCove	253	(9)	244
Trademarks:			
WilTel	32	—	32
Technology:			
Telverse	31	(21)	10
Other:	20	—	20
	$778	$(267)	$511

December 31, 2005	Cost	Accumulated Amortization	Book Value
Customer Contracts:			
Sprint	$ 31	$ (15)	$ 16
ICG	37	(33)	4
Genuity	28	(17)	11
McLeod	49	(49)	—
Customer Relationships:			
Genuity	79	(60)	19
360networks	4	—	4
WilTel	120	(1)	119
Trademarks:			
WilTel	32	—	32
Technology:			
Telverse	31	(15)	16
	$411	$(190)	$221

Intangible asset amortization expense was $78 million, $63 million and $58 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The amortization expense related to intangible assets currently recorded on the Company's books for each of the five succeeding years is estimated to be the following for the years ended December 31: 2007—$66 million; 2008—$52 million; 2009—$48 million; 2010—$47 million; 2011—$47 million and thereafter—$199 million.

(12) Other Assets, net

At December 31, 2006 and 2005 other assets consisted of the following:

	2006	2005
	(dollars in millions)	
Debt Issuance Costs, net	$ 75	$ 54
Investments	14	15
Deposits	17	22
Other	22	20
	$128	$ 111

In 2005, the Company invested $10 million in Infinera Corporation, a privately-held communications equipment company. Level 3 is accounting for this investment using the cost method.

See Footnote 13 below for a discussion of debt issuance costs included in other assets, net above.

(13) Long-Term Debt

At December 31, 2006 and 2005, long-term debt was as follows:

	2006	2005
	(dollars in millions)	
Senior Secured Term Loan (8.37% due 2011)	$ 730	$ 730
Senior Notes (11.0% due 2008)	78	132
Senior Notes (9.125%)	—	954
Senior Discount Notes (10.5%)	—	144
Senior Euro Notes (10.75% due 2008)	65	59
Senior Discount Notes (12.875% due 2010)	488	488
Senior Euro Notes (11.25% due 2010)	137	123
Senior Notes (11.25% due 2010)	96	96
Senior Notes (11.5% due 2010)	692	—
Fair value adjustment on Senior Notes	(60)	—
Senior Notes (10.75% due 2011)	3	500
Floating Rate Senior Notes (11.8% due 2011)	150	—
Issue discount on Senior Notes	(4)	—
Senior Notes (12.25% due 2013)	550	—
Issue discount on Senior Notes	(2)	—
Senior Notes (9.25% due 2014)	1,250	—
Issue premium on Senior Notes	11	—
Convertible Senior Notes (2.875% due 2010)	374	374
Convertible Senior Notes (5.25% due 2011)	345	345
Convertible Senior Notes (10.0% due 2011)	880	880
Convertible Senior Notes (3.5% due 2012)	335	—
Convertible Senior Discount Notes (9.0% due 2013)	275	252
Convertible Subordinated Notes (6.0% due 2009)	362	362
Convertible Subordinated Notes (6.0% due 2010)	514	514
Commercial Mortgage (6.86% due 2015)	70	70
Capital leases assumed in acquisitions	23	—
	7,362	6,023
Less current portion	(5)	—
	$7,357	$6,023

Debt Exchanges, Amendments and Repurchases

2006 Debt Exchange

On January 13, 2006, the Company completed private exchange offers to exchange a portion of its outstanding 9.125% Senior Notes due 2008, 11% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 (together the "2008 Notes") that were held by eligible holders in a private placement for cash and new 11.5% Senior Notes due 2010. The Company issued $692 million aggregate principal amount of 11.5% Senior Notes due 2010 as well as paid $46 million of cash consideration in exchange for the 2008 Notes tendered in the transactions. The Company also paid approximately $13 million in cash for total accrued interest to the closing date on the 2008 Notes that were accepted for exchange.

Pursuant to the guidance in EITF No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments" ("EITF No. 96-19"), the Company accounted for the exchange of the 9.125% Senior Notes due 2008 and the 11% Senior Notes due 2008 as an extinguishment of debt and recognized a gain of approximately $27 million in Other Income in the first quarter of 2006. The gain was determined using the fair value of the new 11.5% Senior Notes due 2010 at the time of issuance. The fair value of the 11.5% Senior Notes due 2010 was approximately $73 million less than the face amount of the debt. The accretion of the $73 million discount will be reflected as interest expense in future periods using the effective interest method. The 11.5% Senior Notes due 2010 were recorded at their fair value on the transaction date and will accrete to their face value at maturity. Premiums paid to holders of the 9.125% Senior Notes due 2008 and the 11% Senior Notes due 2010 of $41 million reduced the gain on extinguishment of debt.

In accordance with EITF No. 96-19, the exchange of the 10.5% Senior Discount Notes due 2008 was accounted for as a modification of the existing debt. The premiums paid to the holders of the 10.5% Senior Discount Notes due 2008 of $5 million were added to the existing debt issuance costs and will be amortized over the term of the 11.5% Senior Notes due 2010.

The Company incurred approximately $5 million of third party costs associated with the exchange transaction. The costs were allocated to each tranche of debt based on the amount tendered for exchange. The $4 million of fees allocated to the 9.125% Senior Notes due 2008 and the 11% Senior Notes due 2008 were capitalized and will be amortized to interest expense over the term of the respective notes. The $1 million of costs allocated to the 10.5% Senior Discount Notes due 2008 were expensed in the first quarter of 2006.

The principal amount of 2008 Notes tendered is set forth in the table below (dollars in millions).

2008 Notes Exchanged	Aggregate Principal Amount Outstanding Before Exchange Offers	Aggregate Principal Amount Tendered	Aggregate Principal Amount of Old Notes that Remained Outstanding	Total Cash Premium Payment
9.125% Senior Notes due 2008	$954	$556	$398	$36
11% Senior Notes due 2008	132	54	78	5
10.5% Senior Discount Notes due 2008	144	82	62	5

The exchange offers were made only to qualified institutional buyers and institutional accredited investors inside the United States and to certain non-U.S. investors located outside the United States.

The 11.5% Senior Notes are senior unsecured obligations of the Company, ranking equal in right of payment with the old notes not tendered in the exchange offers as well as all other senior unsecured obligations of the Company. The 11.5% Senior Notes due 2010 mature on March 1, 2010, and bear interest at a rate per annum equal to 11.5%. Interest on the notes is payable on March 1 and September 1 of each year, beginning on September 1, 2006. The Company may redeem some or all of the 11.5% Senior Notes due 2010 at any time on or after March 1, 2009, at 100% of their principal amount plus accrued interest.

The Company's exchange offer registration statement for these notes was declared effective by the Securities and Exchange Commission on August 8, 2006 and the exchange offer relating to these notes was subsequently completed.

2006 Debt Tenders and Redemptions

On July 13, 2006, Level 3 redeemed all of its outstanding 9.125% Senior Notes due 2008 and 10.5% Senior Discount Notes due 2008 remaining after the debt exchange completed on January 13, 2006, described above. Aggregate principal, call premium and accrued interest totaled $470 million.

The 9.125% Senior Notes due 2008 were redeemed at a redemption price equal to 100% of the principal amount of those notes plus accrued and unpaid interest. The aggregate principal amount of

9.125% Senior Notes due 2008 that were redeemed was $398 million. The 10.5% Senior Discount Notes due 2008 were redeemed at a redemption price equal to 101.75% of the principal amount at maturity of those notes plus accrued and unpaid interest. The aggregate principal amount at maturity of 10.5% Senior Discount Notes due 2008 that were redeemed was $62 million.

On December 27, 2006, Level 3 Financing, Inc. ("Level 3 Financing") a wholly owned subsidiary of the Company, purchased for cash $497 million in total principal amount of its 10.75% Senior Notes due 2011, representing approximately 99.3% of the aggregate principal amount outstanding of all 10.75% Senior Notes Due 2011. Holders of the 10.75% Senior Notes due 2011 validly tendered and accepted for purchase by Level 3 Financing received $1,092.21 per $1,000 principal amount of the these notes, which included $1,062.21 as the purchase price and $30.00 as a consent payment. Level 3 Financing paid in cash approximately $528 million to purchase the 10.75% Senior Notes due 2011 as well as a $15 million consent payment and $11 million for total accrued interest to the closing date of the tender offer. The Company recorded a $54 million net loss on the early extinguishment of the debt, including unamortized debt issuance costs of $8 million.

Amendment and Restatement of Credit Facility

On June 27, 2006, Level 3 Financing amended and restated its existing $730 million senior secured credit facility (see Senior Secured Term Loan due 2011 below) to reduce the interest rate payable under the agreement by 400 basis points, modify the pre-payment provisions and make other specified changes.

The amendment of the credit facility was treated as an extinguishment of the existing debt instrument due to the significant change in lenders of the debt in accordance with EITF No. 96-19. The fair value of the amended and restated credit facility approximated the carrying value of the original credit facility as the interest rate of the amended and restated credit facility approximated current market rates. As part of the transaction, Level 3 Financing paid a prepayment premium of approximately $42 million to existing debt holders. The prepayment premium along with the unamortized deferred debt issuance costs of $13 million from the original offering, were recognized as a loss on the extinguishment of debt in the second quarter of 2006. The Company also incurred $11 million of third party costs to complete this transaction. These costs were reflected as deferred debt issuance costs and will be amortized to interest expense over the term of the debt using the effective interest method.

Debt Instruments

At December 31, 2006, Level 3 was in compliance with the covenants on all outstanding debt issuances.

Senior Secured Term Loan due 2011

On December 1, 2004, Level 3 Communications, Inc., as guarantor, Level 3 Financing, as borrower, and certain lenders entered into a credit agreement ("Credit Agreement") pursuant to which the lenders extended a $730 million senior secured term loan ("Senior Secured Term Loan") to Level 3 Financing. The term loan matures in 2011 and had a current interest rate of the London Interbank Offering Rate ("LIBOR") plus an applicable margin of 700 basis points. On June 27, 2006, Level 3 Financing amended and restated the Senior Secured Term Loan to reduce the interest rate payable under the agreement by 400 basis points, modify the pre-payment provisions and make other specified changes.

Interest on the note accrues at the three month LIBOR and is payable in cash on March 5, June 5, September 5 and December 5 of each year, in arrears, beginning March 1, 2005. The interest rate was 8.37% at December 31, 2006 and was determined at the commencement of the interest period beginning December 5, 2006.

Level 3 Financing's obligations under this term loan are, subject to certain exceptions, secured by certain assets of the Company; and certain of the Company's material domestic subsidiaries that are engaged in the telecommunications business. The Company and these subsidiaries have also guaranteed the obligations of Level 3 Financing under the Senior Secured Term Loan. Level 3 Communications, LLC and its material domestic subsidiaries have guaranteed and have pledged certain of their assets to secure the obligations under the Senior Secured Term Loan. Certain of the initial subsidiary guarantors have been released from their pledge and guarantee obligations under the Senior Secured Term Loan.

The Credit Agreement includes certain negative covenants which restrict the ability of the Company, Level 3 Financing and any restricted subsidiary to engage in certain activities. The Credit Agreement also contains certain events of default. It does not require the Company or Level 3 Financing to maintain specific financial ratios.

Level 3 used the original net proceeds after transaction costs to fund the purchase of certain of its existing debt securities outstanding at the time.

Debt issuance costs of $17 million were originally capitalized and were being amortized to interest expense over the term of the Senior Secured Term Loan. As part of the amendment and restatement of the Senior Secured Term Loan, the remaining original debt issuance costs were written off and are included in the loss on the extinguishment of debt. The transaction costs to amend and restate the Senior Secured Term Loan in June 2006 of $11 million were capitalized and are being amortized to interest expense over the remaining term of the Senior Secured Term Loan. After amortization, debt issuance costs were approximately $10 million at December 31, 2006.

See Subsequent Events (Note 21) regarding the February 9, 2007 announcement to refinance the Senior Secured Term Loan.

11% Senior Notes due 2008

In February 2000, Level 3 Communications, Inc. received $779 million of net proceeds, after transaction costs, from a private offering of $800 million aggregate principal amount of its 11% Senior Notes due 2008 ("11% Senior Notes"). As of December 31, 2006 a total of $722 million aggregate principal amount of the 11% Senior Notes had been repurchased. Interest on the notes accrues at 11% per year and is payable semi-annually in arrears in cash on March 15 and September 15, beginning September 15, 2000. The 11% Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior debt. The 11% Senior Notes cannot be prepaid by Level 3 Communications, Inc., and mature on March 15, 2008. The 11% Senior Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of $21 million were originally capitalized and are being amortized to interest expense over the term of the 11% Senior Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2006.

See Subsequent Events (Note 21) regarding the February 15, 2007 announcement of the Company's tender offer to purchase the 11% Senior Notes due 2008.

10.75% Senior Euro Notes due 2008

In February 2000, Level 3 Communications, Inc. received €488 million ($478 million when issued) of net proceeds, after debt issuance costs, from an offering of €500 million aggregate principal amount 10.75% Senior Euro Notes due 2008 ("10.75% Senior Euro Notes"). As of December 31, 2006, a total of €450 million aggregate principal amount of the 10.75% Senior Euro Notes had been repurchased. Interest on the notes accrues at 10.75% per year and is payable in Euros semi-annually in arrears on March 15 and

September 15 each year beginning on September 15, 2000. The 10.75% Senior Euro Notes are not redeemable by Level 3 Communications, Inc. prior to maturity. Debt issuance costs of €12 million were originally capitalized and are being amortized over the term of the 10.75% Senior Euro Notes. As a result of amortization and debt repurchases, the net capitalized debt issuance costs have been reduced to less than €1 million at December 31, 2006.

The 10.75% Senior Euro Notes are senior, unsecured obligations of the Company, ranking *pari passu* with all existing and future senior debt. The 10.75% Senior Euro Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

The issuance of the €500 million 10.75% Senior Euro Notes has been designated as, and is effective as, an economic hedge against the investment in certain of the Company's foreign subsidiaries. Therefore, foreign currency gains and losses resulting from the translation of the debt have been recorded in other comprehensive income (loss) to the extent of translation gains or losses on such investment. The 10.75% Senior Euro Notes were valued, based on current exchange rates, at $65 million in the Company's consolidated financial statements at December 31, 2006. The difference between the carrying value at December 31, 2006 and the value at issuance, after repurchases, is recorded in other comprehensive income.

See Subsequent Events (Note 21) regarding the February 20, 2007 announcement of the Company's tender offer to purchase the 10.75% Senior Euro Notes due 2008.

12.875% Senior Discount Notes due 2010

In February 2000, Level 3 Communications, Inc. sold in a private offering $675 million aggregate principal amount at maturity of its 12.875% Senior Discount Notes due 2010 ("12.875% Senior Discount Notes"). The sale proceeds of $360 million, excluding debt issuance costs, were recorded as long-term debt. As of December 31, 2006, a total of $187 million aggregate principal amount at maturity of the 12.875% Senior Discount Notes had been repurchased, leaving $488 million aggregate principal amount outstanding. Interest on the 12.875% Senior Discount Notes accreted at a rate of 12.875% per year, compounded semi-annually, to 100% of their principal amount on March 15, 2005, which is an aggregate principal amount of $488 million. Cash interest did not accrue on the 12.875% Senior Discount Notes prior to March 15, 2005. Commencing March 15, 2005, interest on the 12.875% Senior Discount Notes accrues at the rate of 12.875% per year and is payable in cash semi-annually in arrears.

The 12.875% Senior Discount Notes are subject to redemption at the option of Level 3 Communications, Inc., in whole or in part, at any time or from time to time on or after March 15, 2005. Level 3 Communications, Inc. may redeem the 12.875% Senior Discount Notes at the redemption prices set forth below, plus interest, if any, to the redemption date. The following prices are for 12.875% Senior Discount Notes redeemed during the 12-month period commencing on March 15 of the years set forth below and are expressed as percentages of principal amount.

Year	Redemption Price
2006	104.292%
2007	102.146%
2008 and thereafter	100.000%

The 12.875% Senior Discount Notes are senior, unsecured obligations of the Company, ranking *pari passu* with all existing and future senior debt. The 12.875% Senior Discount Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of $9 million were originally capitalized and are being amortized to interest expense over the term of the 12.875% Senior Discount Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $2 million at December 31, 2006.

See Subsequent Events (Note 21) regarding the February 15, 2007 announcement of the Company's call notice to redeem the 12.875% Senior Discount Notes due 2010.

11.25% Senior Euro Notes due 2010

In February 2000, Level 3 Communications, Inc. received €293 million ($285 million when issued) of net proceeds, after debt issuance costs, from an offering of €300 million aggregate principal amount 11.25% Senior Euro Notes due 2010 ("11.25% Senior Euro Notes"). As of December 31, 2006, a total of €196 million aggregate principal amount of the 11.25% Senior Euro Notes had been repurchased. Interest on the notes accrues at 11.25% per year and is payable semi-annually in arrears in Euros on March 15 and September 15 each year beginning September 15, 2000.

The 11.25% Senior Euro Notes are subject to redemption at the option of Level 3 Communications, Inc., in whole or in part, at any time or from time to time on or after March 15, 2005. The 11.25% Senior Euro Notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date. The following prices are for 11.25% Senior Euro Notes redeemed during the 12-month period commencing on March 15 of the years set forth below, and are expressed as percentages of principal amount.

Year	Redemption Price
2006	103.750%
2007	101.875%
2008 and thereafter	100.000%

Debt issuance costs of €7 million were originally capitalized and are being amortized over the term of the 11.25% Senior Euro Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to €1 million at December 31, 2006. The 11.25% Senior Euro Notes are senior, unsecured obligations of the Company, ranking *pari passu* with all existing and future senior debt. The 11.25% Senior Euro Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

The issuance of the €300 million 11.25% Senior Euro Notes has been designated as, and is effective as, an economic hedge against the investment in certain of the Company's foreign subsidiaries. Therefore, foreign currency gains and losses resulting from the translation of the debt have been recorded in other comprehensive income (loss) to the extent of translation gains or losses on such net investment. The 11.25% Senior Euro Notes were valued, based on current exchange rates, at $137 million in the Company's financial statements at December 31, 2006. The difference between the carrying value at December 31, 2006 and the value at issuance, after repurchases, is recorded in other comprehensive income.

See Subsequent Events (Note 21) regarding the February 15, 2007 announcement of the Company's call notice to redeem the 11.25% Senior Euro Notes due 2010.

11.25% Senior Notes due 2010

In February 2000, Level 3 Communications, Inc. received $243 million of net proceeds, after transaction costs, from a private offering of $250 million aggregate principal amount of its 11.25% Senior Notes due 2010 ("11.25% Senior Notes"). As of December 31, 2006, a total of $154 million aggregate principal amount of the 11.25% Senior Notes had been repurchased. Interest on the notes accrues at

11.25% per year and is payable semi-annually in arrears on March 15 and September 15 in cash beginning September 15, 2000.

The 11.25% Senior Notes are subject to redemption at the option of Level 3 Communications, Inc., in whole or in part, at any time or from time to time on or after March 15, 2005. Level 3 Communications, Inc. may redeem the 11.25% Senior Notes at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date. The following prices are for 11.25% Senior Notes redeemed during the 12-month period commencing on March 15 of the years set forth below:

Year	Redemption Price
2006	103.750%
2007	101.875%
2008 and thereafter	100.000%

The 11.25% Senior Notes are senior, unsecured obligations of the Company, ranking *pari passu* with all existing and future senior debt. The 11.25% Senior Notes contain certain covenants, which among other things, limit additional indebtedness, dividend payments, certain investments and transactions with affiliates.

Debt issuance costs of $7 million were originally capitalized and are being amortized to interest expense over the term of the 11.25% Senior Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $1 million at December 31, 2006.

See *Subsequent Events* (Note 21) regarding the February 15, 2007 announcement of the Company's call notice to redeem the 11.25% Senior Notes due 2010.

10.75% Senior Notes due 2011

In October 2003, Level 3 Financing received $486 million of net proceeds from a private placement offering of $500 million aggregate principal amount of its 10.75% Senior Notes due 2011 ("10.75% Senior Notes"). As of December 31, 2006, a total of $497 million aggregate principal amount of the 10.75% Senior Notes had been redeemed. Interest on the notes accrues at 10.75% per year and is payable in arrears on April 15 and October 15 each year in cash. These notes are guaranteed by Level 3 Communications, LLC and Level 3 Communications, Inc. (See Note 20).

The 10.75% Senior Notes are subject to redemption at the option of Level 3 Financing, in whole or in part, at any time or from time to time on or after October 15, 2007, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning October 15, of the years indicated below:

Year	Redemption Price
2007	105.375%
2008	102.688%
2009 and thereafter	100.000%

In connection with the tender offer and related consent solicitation on December 27, 2006, Level 3 Financing entered into a Supplemental Indenture, dated as of October 1, 2003 ("10.75% Note Indenture"), among Level 3, as Guarantor, Level 3 Financing, as issuer, and The Bank of New York, as Trustee, relating to the 10.75% Notes. Pursuant to the Supplemental Indenture, the 10.75% Note Indenture was amended to eliminate substantially all of the covenants, certain repurchase rights and certain events of default and related provisions contained in the 10.75% Note Indenture.

The 10.75% Senior Notes are senior, unsecured obligations of Level 3 Financing, ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Financing.

Debt issuance costs of $14 million were originally capitalized and are being amortized to interest expense over the term of the 10.75% Senior Notes. As a result of amortization and the repurchase transaction, the capitalized debt issuance costs have been reduced to less than $1 million at December 31, 2006.

Floating Rate Senior Notes due 2011

On March 14, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, as borrower, entered into an indenture with the Bank of New York, as trustee, and issued $150 million aggregate principal amount of floating rate senior notes due 2011 ("Floating Rate Senior Notes due 2011") in a private offering. After transaction costs, the Company received net proceeds associated with this offering of $142 million.

The Floating Rate Senior Notes due 2011 rank equal in right of payment with all other senior unsecured obligations of Level 3 Financing and have an initial interest rate equal to the six month London Interbank Offered Rate ("LIBOR"), plus 6.375%, which will be reset semi-annually. Interest on the notes is payable on March 15 and September 15 of each year, beginning on September 15, 2006. The interest rate was 11.8% at December 31, 2006. The Floating Rate Senior Notes due 2011 were priced at 96.782% of par and will mature on March 15, 2011. The discount of $4 million is reflected as a reduction in long-term debt and is being amortized as interest expense over the term of the Floating Rate Senior Notes due 2011 using the effective interest method. As of December 31, 2006, these notes are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (See Note 20).

The Floating Rate Senior Notes due 2011 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after March 15, 2008 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning March 15, of the years indicated below:

Year	Redemption Price
2008	102.0%
2009	101.0%
2010	100.0%

On March 14, 2006, Level 3, Level 3 Financing and the initial purchasers of the Floating Rate Senior Notes due 2011 entered into a registration rights agreement relating to the Floating Rate Senior Notes due 2011 pursuant to which Level 3 and Level 3 Financing agreed to file an exchange offer registration statement with the Securities and Exchange Commission. The Company's exchange offer registration statement for these notes was declared effective by the Securities and Exchange Commission on August 8, 2006 and the exchange offer relating to these notes was subsequently completed.

Debt issuance costs of $3 million were capitalized and are being amortized over the term of the Floating Rate Senior Notes due 2011 using the effective interest method. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $3 million at December 31, 2006.

See Subsequent Events (Note 21) regarding the February 15, 2007 announcement of Level 3 Financing's tender offer to purchase the Floating Rate Senior Notes due 2011.

12.25% Senior Notes due 2013

On March 14, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, as borrower, entered into an indenture with the Bank of New York, as trustee, and issued $250 million aggregate principal amount of 12.25% senior notes due 2013 ("12.25% Senior Notes due 2013") in a private offering.

On April 6, 2006, the Company issued $300 million aggregate principal amount of 12.25% Senior Notes due 2013 in a private offering. These notes together with the $250 million aggregate principal amount of 12.25% Senior Notes due 2013 issued on March 14, 2006 will be treated under the same indenture as a single series of notes. The Company received net proceeds of $538 million associated with the 12.25% Senior Notes due 2013.

The 12.25% Senior Notes due 2013 are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. As of December 31, 2006, these notes are guaranteed by Level 3 Communications, Inc. and Level 3 Communications, LLC (See Note 20). The notes will mature on March 15, 2013. Interest on the notes accrues at 12.25% per year and is payable on March 15 and September 15 of each year, beginning on September 15, 2006. The $250 million of 12.25% Senior Notes due 2013 issued on March 14, 2006 were priced at 96.618% of par. The $300 million of 12.25% Senior Notes due 2013 issued on April 6, 2006 were priced at 102% of par. The resulting net discount of the two issuances of approximately $2 million is reflected as a reduction in long-term debt and is being amortized as interest expense over the remaining term of the 12.25% Senior Notes due 2013 using the effective interest method.

The 12.25% Senior Notes due 2013 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after March 15, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning March 15, of the years indicated below:

Year	Redemption Price
2010	106.125%
2011	103.063%
2012	100.000%

On March 14, 2006, Level 3 Communications, Inc., Level 3 Financing and the initial purchasers of the 12.25% Senior Notes due 2013 entered into a registration rights agreement regarding the 12.25% Senior Notes due 2013 pursuant to which Level 3 Communications, Inc. and Level 3 Financing agreed to file an exchange offer registration statement with the Securities and Exchange Commission. The Company's exchange offer registration statement for these notes was declared effective by the Securities and Exchange Commission on August 8, 2006 and the exchange offer relating to these notes was subsequently completed.

The debt represented by the 12.25% Senior Notes due 2013 together with the Floating Rate Notes due 2011 constitutes purchase money indebtedness under the indentures of Level 3.

Debt issuance costs of approximately $11 million were capitalized and are being amortized over the term of the 12.25% Senior Notes due 2013. As a result of amortization, the capitalized debt issuance costs have been reduced to $10 million at December 31, 2006.

9.25% Senior Notes Due 2014

On October 30, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $588 million of net proceeds after transaction costs, from a private offering of $600 million aggregate principal amount of its 9.25% Senior Notes due 2014 ("9.25% Senior Notes Due 2014"). On December 13, 2006, Level 3 Communications, Inc., as guarantor and Level 3 Financing, Inc. as borrower, received $661 million of net proceeds after transaction costs and accrued interest, for a second offering of $650 million aggregate principal amount of 9.25% Senior Notes due 2014. These notes together with the $600 million aggregate principal amount of 9.25% Senior Notes due 2014 issued on October 30, 2006 were issued under the same indenture and will be treated as a single series of notes. The Company received total net proceeds of $1.239 billion (excluding prepaid interest).

The 9.25% Senior Notes due 2014 are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. As of December 31, 2006, these notes are guaranteed by Level 3 Communications, Inc. (See Note 20). The notes will mature on November 1, 2014. Interest on the 9.25% Senior Notes Due 2014 accrues at 9.25% interest per year and is payable semi-annually in cash on May 1 and November 1 beginning May 1, 2007. The $600 million of 9.25% Senior Notes due 2014 issued on October 30, 2006 were priced at par. The $650 million of 9.25% Senior Notes due 2014 issued on December 13, 2006 were priced at 101.75% of par plus accrued interest from October 30, 2006, representing an effective yield of 8.86% to the purchasers of these senior notes. The resulting premium of the two issuances of approximately $11 million is reflected as an increase to long-term debt and is being amortized as a reduction to interest expense over the remaining term of the 9.25% Senior Notes due 2014 using the effective interest method.

The debt represented by the 9.25% Senior Notes Due 2014 constitutes purchase money indebtedness under the indentures of Level 3 Communications, Inc. A portion of the proceeds were used to redeem $497 million of the Company's 10.75% Senior Notes Due 2008 on December 27, 2006. Gross proceeds from this offering that exceed the amount necessary to repurchase or refinance the 10.75% Senior Notes Due 2008 constitutes purchase money indebtedness and will be used solely to fund the cost of construction, installation, acquisition, lease, development or improvement of any assets to be used in the Company's communications business, including the cash purchase price of any past, pending or future acquisitions.

The 9.25% Senior Notes Due 2014 are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after November 1, 2010 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning November 1, of the years indicated below:

Year	Redemption Price
2010	104.625%
2011	102.313%
2012	100.000%

At any time or from time to time on or prior to November 1, 2009, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the 9.25% Senior Notes Due 2014 at a redemption price equal to 109.250% of the principal amount of those notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate; provided, however, that at least 65% of the original aggregate principal amount of the 9.25% Senior Notes Due 2014 would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The 9.25% Senior Notes Due 2014 are not currently registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws. On October 30, 2006 and December 28, 2006, Level 3, Level 3 Financing and the initial purchasers of the 9.25% Senior Notes Due 2014 entered into registration rights agreements relating to the 9.25% Senior

Notes Due 2014 pursuant to which Level 3 and Level 3 Financing agreed to file an exchange offer registration statement with the Securities and Exchange Commission. The registration statement has been filed but not yet declared effective.

Under the terms of the registration rights agreements, Level 3 Financing may be required to pay "Special Interest" in the event of a registration default. Special Interest will accrue at a rate of 0.50% per annum on the principal amount during the 90-day period after the occurrence of the registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period. In no event will the rate exceed 1.00% per annum on the principal amount. If the exchange offer is completed on the terms and within the period contemplated by the registration rights agreements, no special interest will be payable. A registration default may occur if the Company fails to file with the Securities and Exchange Commission and have declared effective the exchange offer registration statement by certain dates as specified in the registration rights agreement. The Company believes that the likelihood of having to make Special Interest payments under the terms of the registration rights agreement is remote and, as a result, has not accrued a liability for any obligation under the agreement.

Debt issuance costs of approximately $23 million were capitalized and are being amortized over the term of the 9.25% senior Notes Due 2014. As a result of amortization, the capitalized debt issuance costs have been reduced to $22 million at December 31, 2006.

2.875% Convertible Senior Notes due 2010

In July 2003, Level 3 Communications, Inc. completed the offering of $374 million aggregate principal amount of its 2.875% Convertible Senior Notes due 2010 ("2.875% Convertible Senior Notes") in an underwritten public offering pursuant to the Company's shelf registration statement. Interest on the notes accrues at 2.875% per year and is payable semi-annually in arrears in cash on January 15 and July 15, beginning January 15, 2004. The 2.875% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt. The 2.875% Convertible Senior Notes contain certain covenants, which among other things, limit additional liens on assets of the Company.

The 2.875% Convertible Senior Notes are convertible into shares of the Company's common stock at a conversion rate of $7.18 per share, subject to certain adjustments. On or after July 15, 2007, Level 3, at its option, may redeem for cash all or a portion of the notes. Level 3 may exercise this option only if the current market price for the Level 3 common stock for at least 20 trading days within any 30 consecutive trading day period exceeds prices ranging from 170% of the conversion price on July 15, 2007 decreasing to 150% of the conversion price on or after July 15, 2009. Level 3 would also be obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

Level 3 used the net proceeds of $361 million, after transaction costs, for working capital, capital expenditures and other general corporate purposes, including new product development, debt repurchases and acquisitions.

Debt issuance costs of $13 million were originally capitalized and are being amortized to interest expense over the term of the 2.875% Convertible Senior Notes. As a result of amortization, the capitalized debt issuance costs have been reduced to $6 million at December 31, 2006.

5.25% Convertible Senior Notes due 2011

On December 2, 2004, Level 3 Communications, Inc. completed the offering of $345 million aggregate principal amount of its 5.25% Convertible Senior Notes due 2011 ("5.25% Convertible Senior Notes") in a private offering. Interest on the notes accrues at 5.25% per year and is payable semi-annually in arrears in cash on June 15 and December 15, beginning June 15, 2005. The 5.25% Convertible Senior Notes are senior, unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured debt of Level 3 Communications, Inc. The 5.25% Convertible Senior Notes contain certain covenants which limit additional liens on assets of the Company.

The 5.25% Convertible Senior Notes are convertible, at the option of the holders, into shares of the Company's common stock at a conversion rate of $3.98 per share, subject to certain adjustments. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 5.25% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount plus accrued interest and a make whole premium.

On or after December 15, 2008, Level 3, at its option, may redeem for cash all or a portion of the notes. The 5.25% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice, on or after December 15, 2008, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning December 15, of the years indicated below:

Year	Redemption Price
2008	102.250%
2009	101.500%
2010 and thereafter	100.750%

In connection with the issuance of the notes, Level 3 used approximately $62 million of the net proceeds of the offering to enter into convertible note hedge and warrant transactions with respect to the Company's common stock to reduce the potential dilution from conversion of the notes. Level 3 used the remainder of the net proceeds from this offering to fund repurchases of its existing debt securities due in 2008.

Under the terms of the convertible note hedge arrangement (the "Convertible Note Hedge") with Merrill Lynch International ("Merrill"), Level 3 paid $125 million for a forward purchase option contract under which it is entitled to purchase from Merrill a fixed number of shares of Level 3 common stock (at a current price per share of $3.98). In the event of the conversion of the notes, this forward purchase option contract allows the Company to purchase, at a fixed price equal to the implicit conversion price of shares issued under the convertible notes, a number of shares equal to the shares that Level 3 issues to a note holder upon conversion. Settlement terms of this forward purchase option allow the Company to elect cash or share settlement based on the settlement option it chooses in settling the conversion feature of the notes. The Company accounted for the Convertible Note Hedge pursuant to the guidance in EITF No. 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock" ("EITF No. 00-19"). Accordingly, the $125 million purchase price of the forward stock purchase option contract was recorded as a reduction to consolidated stockholders' equity.

Level 3 also sold to Merrill a warrant (the "Warrant") to purchase shares of Level 3 common stock. The Warrant is currently exercisable for 86,596,380 shares of Level 3 common stock at a current exercise price of $6.00 per share. Level 3 received $63 million cash from Merrill in return for the sale of this forward share purchase option contract. Merrill cannot exercise the Warrant unless and until a conversion event occurs. Level 3 has the option of settling the Warrant in cash or shares of Level 3 common stock. The Company accounted for the sale of the Warrant as the sale of a permanent equity instrument pursuant to the guidance in EITF No. 00-19. Accordingly, the $63 million sales price of the forward stock purchase option contract was recorded as an increase to consolidated stockholders' equity.

The Convertible Note Hedge and the Warrant economically allow Level 3 to acquire sufficient shares of common stock from Merrill to meet its obligation to deliver common stock upon conversion by the holder, unless the common stock price exceeds $6.00. When the fair value of the Level 3 common stock exceeds such price, the contracts have an offsetting economic impact and, accordingly, will no longer be effective as a hedge of the dilutive impact of possible conversion.

Debt issuance costs of $11 million were originally capitalized and are being amortized to interest expense over the term of the 5.25% Convertible Senior Notes. As a result of amortization, debt issuance costs were $8 million at December 31, 2006.

10% Convertible Senior Notes due 2011

In April 2005, Level 3 Communications, Inc. received $877 million of net proceeds, after giving effect to offering expenses, from an offering of $880 million aggregate principal amount of its 10% Convertible Senior Notes due 2011 ("10% Convertible Senior Notes") to institutional investors. Interest on the notes accrues at 10% per year and will be payable semi-annually on May 1 and November 1 beginning on November 1, 2005. The 10% Convertible Senior Notes are unsecured unsubordinated obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future unsecured unsubordinated debt of Level 3 Communications, Inc. The 10% Convertible Senior Notes contain certain covenants which limit additional liens on assets of the Company.

The 10% Convertible Senior Notes will be convertible by holders at any time after January 1, 2007 (or sooner if certain corporate events occur) into shares of Level 3 common stock at a conversion price of $3.60 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 277.77 shares per $1,000 principal amount of notes. In addition, holders of the 10% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount of the notes plus accrued interest and a make whole premium.

On or after May 1, 2009, Level 3, at its option, may redeem for cash all or a portion of the notes. The 10% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than sixty nor less than thirty days' notice, on or after May 1, 2009, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning May 1, of the years indicated below:

Year	Redemption Price
2009	103.330%
2010 and thereafter	101.670%

Debt issuance costs of $3 million were originally capitalized and are being amortized to interest expense over the term of the 10% Convertible Senior Notes. As a result of amortization, the capitalized debt issuance costs have been reduced to $1 million at December 31, 2006.

See Subsequent Events (Note 21) regarding the January 2007 debt for equity exchange of the Company's 10% Convertible Senior Notes due 2011.

3.5% Convertible Senior Notes due 2012

On June 13, 2006 Level 3 Communications, Inc. received $326 million of net proceeds, after giving effect to offering expenses, from a public offering of $335 million aggregate principal amount of its 3.5% Convertible Senior Notes due 2012 ("3.5% Convertible Senior Notes"). The 3.5% Convertible Senior Notes were priced at 100% of the principal amount. The notes are senior unsecured obligations of the Company, ranking equal in right of payment with all the Company's existing and future unsubordinated indebtedness. The 3.5% Convertible Senior Notes will mature on June 15, 2012. Interest on the notes will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2006.

At any time before the close of business on June 15, 2012, the 3.5% Convertible Senior Notes are convertible by holders into shares of Level 3's common stock at a conversion price of $5.46 per share (subject to adjustment in certain events). This is equivalent to a conversion rate of approximately 183.1502 shares of common stock per $1,000 principal amount of these notes. Upon conversion, the Company will have the right to deliver cash in lieu of shares of its common stock, or a combination of cash and shares of common stock. In addition, holders of the 3.5% Convertible Senior Notes will have the right to require the Company to repurchase the notes upon the occurrence of a change in control, as defined, at a price of 100% of the principal amount of the notes plus accrued interest. In addition, if a holder elects to convert its notes in connection with certain changes in control, Level 3 could be required to pay a make whole premium by increasing the number of shares deliverable upon conversion of the notes.

The 3.5% Convertible Senior Notes are subject to redemption at the option of Level 3, in whole or in part, at any time or from time to time, on not more than 60 nor less than 30 days' notice, on or after June 15, 2010, plus accrued and unpaid interest thereon (if any) to the redemption date, if redeemed during the twelve months beginning June 15, of the years indicated below:

Year	Redemption Price
2010	101.17%
2011	100.58%

Level 3 used a portion of the net proceeds from this offering and its common stock offering completed in the second quarter of 2006 to redeem certain debt securities maturing in 2008. The remaining proceeds were used for acquisitions and for general corporate purposes, including working capital and capital expenditures.

Debt issuance costs of $9 million were originally capitalized and are being amortized to interest expense over the term of the 3.5% Convertible Senior Notes. As a result of amortization, the capitalized debt issuance costs have been reduced to approximately $9 million at December 31, 2006.

9% Convertible Senior Discount Notes due 2013

In October 2003, Level 3 completed the exchange of approximately $352 million (book value) of debt and accrued interest outstanding, as of October 24, 2003, for approximately 20 million shares of Level 3 common stock and $208 million (book value) of a new issue of 9% Convertible Senior Discount Notes.

Level 3 Communications, Inc. issued $295 million aggregate principal amount at maturity of 9% Convertible Senior Discount Notes. Interest on the 9% Convertible Senior Discount Notes accretes at a rate of 9% per annum, compounded semiannually, to an aggregate principal amount of $295 million by October 15, 2007. Cash interest will not accrue on the 9% Convertible Senior Discount Notes prior to October 15, 2007; however, Level 3 Communications, Inc. may elect to commence the accrual of cash interest on all outstanding 9% Convertible Senior Discount Notes on or after October 15, 2004, in which case the outstanding principal amount at maturity of each 9% Convertible Senior Discount Note will, on the elected commencement date, be reduced to the accreted value of the 9% Convertible Senior Discount Note as of that date and cash interest shall be payable on that Note on April 15 and October 15 thereafter. Commencing October 15, 2007, interest on the 9% Convertible Senior Discount Notes will accrue at the rate of 9% per annum and will be payable in cash semiannually in arrears. Accrued interest expense for the year ended December 31, 2006 on the 9% Convertible Senior Discount Notes of less than $1 million was added to long-term debt.

The 9% Convertible Senior Discount Notes are convertible into shares of the Company's common stock at a conversion rate of $9.99 per share, subject to certain adjustments. The total number of shares issuable upon conversion will range from approximately 25 million to 30 million shares depending upon the total accretion prior to conversion. On or after October 15, 2008, Level 3, at its option, may redeem for cash all or a portion of the notes. Level 3 may exercise this option only if the current market price for at least 20 trading days within any 30 consecutive trading day period exceeds 140% of the conversion price on October 15, 2008. This amount will be decreased to 130% and 120% on October 15, 2008 and 2009, respectively, if the initial holders sell greater than 33.33% of the notes. Level 3 is also obligated to pay the holders of the redeemed notes a cash amount equal to the present value of all remaining scheduled interest payments.

The 9% Convertible Senior Discount Notes will be subject to conversion into common stock at the option of the holder, in whole or in part, at any time or from time to time after 180 days after the issue date at the following conversion prices (expressed as percentages of accreted value) plus accrued and unpaid interest thereon to the conversion date, of the time periods indicated below:

Year	Redemption Price
October 15, 2006 - April 14, 2007	91.656%
April 15, 2007 - October 14, 2007	95.780%
October 15, 2007 and thereafter	100.090%

These notes are senior unsecured obligations of Level 3 Communications, Inc., ranking *pari passu* with all existing and future senior unsecured indebtedness of Level 3 Communications, Inc.

6% Convertible Subordinated Notes due 2009

In September 1999, the Company received $798 million of proceeds, after transaction costs, from an offering of $823 million aggregate principal amount of its 6% Convertible Subordinated Notes Due 2009 ("Subordinated Notes 2009"). The Subordinated Notes 2009 are unsecured and subordinated to all existing and future senior indebtedness of the Company. Interest on the Subordinated Notes 2009 accrues at 6% per year and is payable each year in cash on March 15 and September 15. The principal amount of the Subordinated Notes 2009 will be due on September 15, 2009. The Subordinated Notes 2009 may be converted into shares of common stock of the Company at any time prior to maturity, unless previously redeemed, repurchased or the Company has caused the conversion rights to expire. The conversion rate is 15.3401 shares per each $1,000 principal amount of Subordinated Notes 2009, subject to adjustment in certain circumstances. On or after September 15, 2002, Level 3, at its option, may cause the conversion rights to expire. Level 3 may exercise this option only if the current market price exceeds approximately $91.27 (which represents 140% of the conversion price) for 20 trading days within any period of 30 consecutive trading days including the last day of that period. As of December 31, 2006, less than $1 million of debt had been converted into shares of common stock. As of December 31, 2006, a total of $461 million aggregate principal amount of the Subordinated Notes 2009 had been repurchased or exchanged for common stock.

Debt issuance costs of $25 million were originally capitalized and are being amortized to interest expense over the term of the Subordinated Notes 2009. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $3 million at December 31, 2006.

6% Convertible Subordinated Notes due 2010

In February 2000, Level 3 Communications, Inc. received $836 million of net proceeds, after transaction costs, from a public offering of $863 million aggregate principal amount of its 6% Convertible Subordinated Notes due 2010 ("Subordinated Notes 2010"). The Subordinated Notes 2010 are unsecured and subordinated to all existing and future senior indebtedness of the Company. Interest on the Subordinated Notes 2010 accrues at 6% per year and is payable semi-annually in cash on March 15 and September 15 beginning September 15, 2000. The principal amount of the Subordinated Notes 2010 will be due on March 15, 2010.

The Subordinated Notes 2010 may be converted into shares of common stock of Level 3 Communications, Inc. at any time prior to the close of business on the business day immediately preceding maturity, unless previously redeemed, repurchased or Level 3 Communications, Inc. has caused the conversion rights to expire. The conversion rate is 7.416 shares per each $1,000 principal amount of Subordinated Notes 2010, subject to adjustment in certain events.

On or after March 18, 2003, Level 3, at its option, may cause the conversion rights to expire. Level 3 may exercise this option only if the current market price exceeds approximately $188.78 (which represents 140% of the conversion price) for at least 20 trading days within any period of 30 consecutive trading days, including the last trading day of that period. As of December 31, 2006, no debt had been converted into shares of common stock. As of December 31, 2006, a total of $350 million aggregate principal amount of the Subordinated Notes 2010 had been repurchased or exchanged for common stock.

Debt issuance costs of $27 million were originally capitalized and are being amortized to interest expense over the term of the Subordinated Notes. As a result of amortization and debt repurchases, the capitalized debt issuance costs have been reduced to $5 million at December 31, 2006.

Commercial Mortgage

In the third quarter of 2005, the Company completed a refinancing of the mortgage on its corporate headquarters. On September 27, 2005, HQ Realty, Inc. entered into a $70 million loan at an initial fixed rate of 6.86% through 2010, the anticipated repayment date as defined in the loan agreement ("CBRE Commercial Mortgage"). After 2010 through maturity in 2015, the interest rate will adjust to the greater of 9.86% or the five year U.S. Treasury rate plus 300 basis points. HQ Realty, Inc. received $66 million of net proceeds after transaction costs and has deposited $4 million into restricted cash accounts for future facility improvements and property taxes. HQ Realty, Inc. was required to make interest only payments in the first year and began making monthly principal payments in the second year based on a 30-year amortization schedule.

Debt issuance costs of $1 million were capitalized and are being amortized as interest expense over the term of the CBRE Commercial Mortgage. As a result of amortization, the capitalized debt issuance costs have been reduced to $1 million at December 31, 2006.

The assets of HQ Realty, Inc. are not available to satisfy any third party obligations other than those of HQ Realty, Inc. In addition, the assets of the Company and its subsidiaries other than HQ Realty, Inc. are not available to satisfy the obligations of HQ Realty, Inc.

Capital Leases

As part of the Progress Telecom transaction completed on March 20, 2006, the Company assumed certain capital lease obligations of Progress Telecom for IRU dark fiber facilities of $9 million. The capital leases mature at various dates through 2021. As of December 31, 2006 the capital lease obligation is $8 million.

As part of the ICG Communications transaction on May 31, 2006, the Company assumed certain capital lease obligations of ICG Communications for IRU dark fiber facilities of $3 million. The capital leases mature at various dates through 2018. As of December 31, 2006 the capital lease obligation is approximately $3 million.

As part of the TelCove transaction completed on July 24, 2006, the Company assumed certain capital lease obligations of TelCove primarily for IRU dark fiber facilities of $13 million. The capital leases mature at various dates through December 2030. As of December 31, 2006 the capital lease obligation is approximately $12 million.

Future Debt Maturities:

The Company's contractual obligations as of December 31, 2006 related to debt, including capital leases and excluding issue discounts and fair value adjustments will require estimated cash payments during each of the five succeeding years as follows: 2007—$5 million; 2008—$148 million; 2009—$365 million; 2010—$2,369 million, 2011—$2,110 million and $2,420 million thereafter.

(14) Asset Retirement Obligations

Asset retirement obligation accretion expense of $24 million, $13 million and $11 million was recorded during the years ended December 31, 2006, 2005 and 2004, respectively; resulting in total asset retirement obligations, including reclamation costs for the coal business, of $202 million and $181 million at December 31, 2006 and 2005, respectively. The total asset retirement obligation as of December 31, 2006 includes $46 million of asset retirement obligation related to WilTel, ICG Communications and Looking Glass. The total asset retirement obligation as of December 31, 2005 includes WilTel's asset retirement obligation of $35 million.

Expense of $21 million related to the communications business was recorded in selling, general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2006. In addition, expense of $3 million related to the Company's coal mining business was recorded in cost of revenue on the consolidated statement of operations for the year ended December 31, 2006. This was partially offset by less than $1 million of gains recognized on settlement of obligations attributable to the use of internal resources rather than third parties to perform reclamation work. In addition, the coal mining business incurred $2 million of additional reclamation liabilities as a result of expanded mining activities and incurred $3 million of costs for work performed to remediate previously mined properties.

Level 3 recorded a reduction in the 2006 depreciation expense totaling approximately $5 million as a result of a change in the estimated future asset retirement obligation costs associated with its 50% interest in the Decker coal mine. In accordance with SFAS No. 143, Level 3 recorded the full impact of the change in estimate in the current period.

Expense of $10 million related to the communications business was recorded in selling, general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2005. In addition, expense of $3 million related to the Company's coal mining business was recorded in cost of revenue on the consolidated statement of operations for the year ended December 31, 2005. In addition, the coal mining business incurred $3 million of additional reclamation liabilities as a result of expanded mining activities and incurred $2 million of costs for work performed to remediate previously mined properties.

Expense of $7 million related to the communications business was recorded in selling, general and administrative expenses on the consolidated statement of operations for the year ended December 31, 2004. Expense of $4 million related to the Company's coal mining business was recorded in cost of revenue on the consolidated statement of operations for the year ended December 31, 2004. In addition, the coal mining business incurred $4 million of additional reclamation liabilities as a result of expanded mining activities and incurred $1 million of costs for work performed to remediate previously mined properties.

The Company had noncurrent restricted cash of approximately $59 million and $56 million set aside to fund the reclamation liabilities at December 31, 2006 and 2005, respectively.

(15) Employee Benefit Plans

The Company adopted the recognition provisions of SFAS No. 123 in 1998. Under SFAS No. 123, the fair value of an option or other stock-based compensation (as computed in accordance with accepted option valuation models) on the date of grant was amortized over the vesting periods of the options.

Although the recognition of the value of the instruments results in compensation or professional expenses in an entity's financial statements, the expense differs from other compensation and professional expenses in that these charges may not be settled in cash, but rather, are generally settled through issuance of common stock.

Beginning January 1, 2006, the Company adopted SFAS No. 123R. SFAS No. 123R requires that estimated forfeitures be factored in the amount of expense recognized for awards that are not fully vested. The Company has historically recorded the effect of forfeitures of equity awards as they occur. The effect of applying the change from the original provisions of SFAS No. 123 on the Company's results of operations, basic and diluted earnings per share and cash flows for the year ended December 31, 2006 was not material.

The adoption of SFAS No. 123 has resulted in material non-cash charges to operations since its adoption in 1998, and the adoption of SFAS No. 123R on January 1, 2006 will continue to result in material non-cash charges to operations in the future. The amount of the non-cash charges will be dependent upon a number of factors, including the number of grants, the fair value of each grant estimated at the time of its award and the number of grants that ultimately vest.

The Company recognized in net loss from continuing operations a total of $84 million, $51 million and $43 million of non-cash compensation in 2006, 2005 and 2004, respectively. Included in discontinued operations is non-cash compensation expense of $2 million, $6 million and $3 million in 2006, 2005 and 2004, respectively. During the second quarter of 2006, the October 2005 and January 2006 grants were revalued using May 15, 2006 as the grant date, in accordance with SFAS No. 123R, which resulted in an additional $6 million increase in non-cash compensation expense. As stated in the Company's proxy materials for its 2006 Annual Meeting of Stockholders, over the course of the years since April 1, 1998, the compensation committee of the Company's Board of Directors had administered the 1995 Stock Plan under the belief that the action of the Company's Board of Directors to amend and restate the plan effective April 1, 1998 had the effect of extending the original term of the Plan to April 1, 2008. After a further review of the terms of the plan, however, the compensation committee determined that an ambiguity could have existed that may have resulted in an interpretation that the expiration date of the plan was September 25, 2005. To remove any ambiguity, the Board of Directors sought the approval of the Company's stockholders to amend the plan to extend the term of the plan by five years to September 25, 2010. This approval was obtained at the 2006 Annual Meeting of Stockholders held on May 15, 2006. In addition, the Company capitalized $2 million a year in 2006, 2005 and 2004, respectively, of non-cash compensation for those employees and contractors directly involved in the construction of the network, installation of customers or development of the business support systems.

SFAS No. 123R requires the benefit of tax deductions in excess of recognized compensation expense be reported as a financing cash flow if the tax benefits are expected to be realizable. As the Company is currently in a net operating loss position and does not expect to generate net income in the near term, Level 3's management does not expect to realize tax benefits from share-based compensation for the foreseeable future.

The following table summarizes non-cash compensation expense and capitalized non-cash compensation for each of the three years ended December 31, 2006.

	2006	2005	2004
	(dollars in millions)		
OSO	$38	$18	$16
C-OSO	—	—	1
Restricted Stock	20	19	4
Shareworks Match Plan	—	(2)	4
401(k) Match Expense	18	15	18
401(k) Discretionary Grant Plan	12	9	5
	88	59	48
Capitalized Noncash Compensation	(2)	(2)	(2)
	86	57	46
Discontinued Operations	(2)	(6)	(3)
	$84	$51	$43

Non-qualified Stock Options and Warrants

The Company has not granted non-qualified stock options ("NQSOs") since 2000. As of December 31, 2006, all NQSOs previously granted were fully vested and the compensation expense had been fully recognized in the consolidated statements of operations. At December 31, 2006, there were approximately 4.9 million NQSOs outstanding with exercise prices ranging from $1.76 to $8.00. The weighted average exercise price of the NQSOs outstanding was $5.79 at December 31, 2006.

Transactions involving NQSOs granted are summarized as follows:

	Units	Exercise Price Per Unit	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)
Balance December 31, 2003	8,921,364	$ 0.12 - $84.75	$5.95	
Options granted	—	—	—	
Options cancelled	(361,500)	5.43 - 84.75	8.23	
Options exercised	—	—	—	
Balance December 31, 2004	8,559,864	0.12 - 21.69	5.85	Less than $1.0
Options granted	—	—	—	
Options cancelled	(606,150)	5.43 - 8.00	6.00	
Options exercised	(61,168)	0.12 - 0.12	0.12	
Options expired	(1,746,500)	4.04 - 21.69	6.36	
Balance December 31, 2005	6,146,046	1.76 - 8.00	5.75	Less than $1.0
Options granted	—	—	—	
Options cancelled	(553,248)	1.76 - 8.00	6.29	
Options exercised	(689,250)	4.95 - 5.43	4.97	
Options expired	—	—	—	
Balance December 31, 2006	4,903,548	$ 1.76 - $ 8.00	$5.79	$1.0
Options exercisable:				
December 31, 2004	8,559,864	$ 0.12 - $21.69	$5.85	
December 31, 2005	6,146,046	1.76 - 8.00	5.75	
December 31, 2006	4,903,548	$ 1.76 - $ 8.00	$5.79	

Range of Exercise Prices	Number Outstanding as of December 31, 2006	Options Outstanding and Exercisable Weighted Average Remaining Life (years)	Weighted Average Exercise Price
$1.76 – $1.76	2,348	1.28	$1.76
5.43 – 5.43	3,654,825	0.78	5.43
$6.20 – $8.00	1,246,375	1.06	6.89
	4,903,548	0.85	$5.79

At December 31, 2006, there were approximately 14.6 million warrants outstanding ranging in exercise price from $4.00 to $29.00. As of December 31, 2006, all of the warrants previously granted were fully vested and the compensation expense had been fully recognized in the consolidated statements of operations. Of these warrants, all were exercisable at December 31, 2006, with a weighted average exercise price of $7.79 per warrant.

During the second quarter of 2004, the Company issued approximately 374,000 warrants to a consultant as payment for future consulting financial advisory services. The warrants allow the consultant to purchase common stock at $4.00 per share. The warrants vested equally in quarterly installments over twelve months. The warrants expire on April 1, 2011. The Company recorded less than $1 million of expense during 2004 for these warrants. As of December 31, 2004, these warrants were fully expensed.

Outperform Stock Options

In April 1998, the Company adopted an outperform stock option ("OSO") program that was designed so that the Company's stockholders would receive a market return on their investment before OSO holders receive any return on their options. The Company believes that the OSO program aligns directly management's and stockholders' interests by basing stock option value on the Company's ability to outperform the market in general, as measured by the Standard & Poor's ("S&P") 500 Index. Participants in the OSO program do not realize any value from awards unless the Company's common stock price outperforms the S&P 500 Index during the life of the grant. When the stock price gain is greater than the corresponding gain on the S&P 500 Index (or less than the corresponding loss on the S&P 500 Index for grants awarded before September 30, 2005), the value received for awards under the OSO plan is based on a formula involving a multiplier related to the level by which the Company's common stock outperforms the S&P 500 Index. To the extent that Level 3's common stock outperforms the S&P 500 Index, the value of OSO units to a holder may exceed the value of nonqualified stock options.

In August 2002, the Company modified the OSO program as follows:

- OSO targets are communicated in terms of number of OSO units rather than a theoretical dollar value.
- The success multiplier was reduced from eight to four.
- Awards will vest over 2 years and have a 4-year life. Fifty percent of the award will vest at the end of the first year after grant, with the remaining 50% vesting over the second year (12.5% per quarter).

The initial strike price, as determined on the day prior to the OSO grant date, is adjusted over time (the "Adjusted Strike Price"), until the exercise date. The adjustment is an amount equal to the percentage appreciation or depreciation in the value of the S&P 500 Index from the date of grant to the date of exercise. The value of the OSO increases for increasing levels of outperformance. OSO units outstanding at December 31, 2006 have a multiplier range from zero to four depending upon the performance of Level 3 common stock relative to the S&P 500 Index as shown in the following table.

If Level 3 Stock Outperforms the S&P 500 Index by:	Then the Pre-multiplier Gain Is Multiplied by a Success Multiplier of:
0% or Less	0.00
More than 0% but Less than 11%	Outperformance percentage multiplied by 4/11
11% or More	4.00

The Pre-multiplier gain is the Level 3 common stock price minus the Adjusted Strike Price on the date of exercise.

Upon exercise of an OSO, the Company shall deliver or pay to the grantee the difference between the Fair Market Value of a share of Level 3 common stock as of the day prior to the exercise date, less the Adjusted Strike Price, the "Exercise Consideration". The Exercise Consideration may be paid in cash, Level 3 common stock or any combination of cash or Level 3 common stock at the Company's discretion. The number of shares of Level 3 common stock to be delivered by the Company to the grantee is determined by dividing the Exercise Consideration to be paid in Level 3 common stock by the Fair Market Value of a share of Level 3 common stock as of the date prior to the exercise date. Fair Market Value is defined in the OSO agreement, but is currently the closing price per share of Level 3 common stock on the NASDAQ exchange. Exercise of the OSO units does not require any cash outlay by the employee.

OSO awards are granted quarterly to eligible participants. Awards outstanding at December 31, 2006 have a 4-year life and vest 50% at the end of the first year after the grant, with the remaining 50% vesting over the second year (12.5% per quarter).

The fair value of the OSO units granted is calculated by applying a modified Black-Scholes model with the assumptions identified below. The Company utilized a modified Black-Scholes model due to the additional variables required to calculate the impact of the success multiplier of the OSO program. Beginning January 1, 2006, as a result of the adoption of SFAS No. 123R, the Company also considers the estimated forfeiture rate to measure the value of outperform stock options granted to employees. The Company believes that given the relative short life of the options and the other variables used in the model, the modified Black-Scholes model provides a reasonable estimate of the fair value of the OSO units at the time of grant.

	Year Ended December 31,		
	2006	2005	2004
S&P 500 Expected Dividend Yield Rate	1.78%	1.99%	1.54%
Expected Life	3.4 years	2 years	2 years
S&P 500 Expected Volatility Rate	12%	13%	15%
Level 3 Common Stock Expected Volatility Rate	55%	55%	56%
Expected S&P 500Correlation Factor	.28	.30	.19
Calculated Theoretical Value	153%	116%	120%
Estimated Forfeiture Rate	10.19%	—	—

The fair value of each OSO grant equals the calculated theoretical value multiplied by the Level 3 common stock price on the grant date.

The expected life data was stratified based on levels of responsibility within the Company. The theoretical value used in 2006 was determined using the weighted average exercise behavior for these groups of employees. Upon adoption of SFAS No. 123R, the Company updated its calculation of the Expected Life. Volatility assumptions were derived using historical data as well as current market data.

As part of a comprehensive review of its long-term compensation program, the Company temporarily suspended awards of OSO units in April 2005. During the second quarter of 2005, the Company granted participants in the plan restricted stock units, discussed below.

Beginning in the third quarter 2005, the Company issued both restricted stock units and OSO units as part of its long-term compensation program. In the third quarter of 2005, the Company made a grant for 2005 of restricted stock units that vest ratably over four years.

The fair value under SFAS No. 123 and SFAS No. 123R for the approximately 8 million, 6 million and 5 million OSO units awarded to participants during the year ended December 31, 2006, 2005 and 2004, respectively, was approximately $50 million, $18 million and $22 million, respectively. As of December 31, 2006, the Company had not reflected $26 million of unamortized compensation expense in its financial statements for previously granted OSO units. The weighted average period over which this cost will be recognized is 1.48 years.

Transactions involving OSO units awarded are summarized in the table below. The Option Price Per Unit identified in the table below represents the initial strike price, as determined on the day prior to the OSO grant date for those grants.

	Units	Initial Strike Price Per Unit	Weighted Average Initial Strike Price	Aggregate Intrinsic Value (in millions)	Weighted Average Remaining Contractual Term
Balance December 31, 2003	21,483,414	$2.45 - $113.87	$15.36		
Options granted	5,394,056	2.59 - 5.70	3.36		
Options cancelled	(211,876)	2.45 - 113.87	4.80		
Options expired	(4,873,816)	3.02 - 113.87	41.94		
Options exercised	(430,256)	2.45 - 5.58	3.64		
Balance December 31, 2004	21,361,522	2.45 - 25.31	6.61	$ 5.3	1.59 years
Options granted	5,859,066	2.03 - 3.39	2.61		
Options cancelled	(1,048,494)	2.03 - 25.31	3.00		
Options expired	(11,841,490)	2.59 - 25.31	8.91		
Options exercised	(84,628)	2.45 - 3.02	2.86		
Balance December 31, 2005	14,245,976	2.03 - 6.66	3.34	$ 9.3	2.34 years
Options granted	8,092,915	2.87 - 5.39	4.49		
Options cancelled	(1,101,849)	2.03 - 6.66	3.71		
Options expired	(3,010,367)	2.03 - 6.66	3.62		
Options exercised	(2,941,180)	2.03 - 4.44	2.97		
Balance December 31, 2006	15,285,495	$2.03 - $6.66	$ 3.93	$82.7	2.54 years
Options exercisable ("vested"):					
December 31, 2004	15,507,847	$2.45 - $25.31	$ 7.75		
December 31, 2005	8,453,296	2.59 - 6.66	3.88		
December 31, 2006	7,903,200	$2.03 - $6.66	$ 3.48	$52.5	1.78 years

Range of Exercise Prices	OSO units Outstanding at December 31, 2006			OSO units Exercisable at December 31, 2006	
	Number Outstanding	Weighted Average Remaining Life (years)	Weighed Average Initial Strike Price	Number Exercisable	Weighted Average Initial Strike Price
$2.03 - $3.02	5,422,623	2.61	$2.46	3,673,073	$2.43
3.39 - 4.90	4,744,598	2.22	4.02	2,897,904	3.76
5.16 - 6.66	5,118,274	2.76	5.41	1,332,223	5.75
	15,285,495	2.54	$3.93	7,903,200	$3.48

In the table above, the weighted average initial strike price represents the values used to calculate the theoretical value of OSO units on the grant date and the intrinsic value represents the value of OSO units that have outperformed the S&P 500 Index as of December 31, 2006.

The total realized value of OSO units exercised for the years ended December 31, 2006, 2005 and 2004 were $20 million, $6 million and $10 million, respectively. For the twelve months ended December 31, 2006, 2005 and 2004, respectively, the Company issued 3.8 million, 2.7 million and 2.1 million shares of Level 3 common stock upon the exercise of OSO units. The number of shares of Level 3 stock issued upon exercise of an OSO unit varies based upon the relative performance of Level 3's stock price and the S&P 500 Index between the initial grant date and exercise date of the OSO unit.

At December 31, 2006, based on the Level 3 common stock price and post-multiplier values, the Company was obligated to issue 9.4 million shares for vested and exercisable OSOs as the percentage increase in the S&P 500 Index exceeded the percentage increase in the Level 3 stock price for all grants.

In July 2000, the Company adopted a convertible outperform stock option program ("C-OSO") as an extension of the existing OSO plan. The program was a component of the Company's ongoing employee retention efforts and offered similar features to those of an OSO, but provided an employee with the greater of the value of a single share of the Company's common stock at exercise, or the calculated OSO value of a single OSO at the time of exercise.

C-OSO awards were made to eligible employees employed on the date of the grant. The awards were made in September 2000, December 2000, and September 2001. The awards granted in 2000 vested over three years as follows: ⅙ of each grant at the end of the first year, a further ⅔ at the end of the second year and the remaining ⅙ in the third year. The September 2001 awards vested in equal quarterly installments over three years. Each award was immediately exercisable upon vesting. Awards expired four years from the date of the grant.

As of December 31, 2005, the Company had fully amortized the compensation expense in its financial statements for C-OSO units awarded in 2000 and 2001. The final series of C-OSO units granted to employees expired in 2005. There are no C-OSO units outstanding at December 31, 2005.

Transactions involving C-OSO units are summarized below:

	Units	Option Price Per Unit	Weighted Average Option Price
Balance December 31, 2003	4,064,682	$3.82 - $87.23	$15.38
Options cancelled	(24,029)	3.82 - 87.23	3.82
Options expired	(101,096)	3.82 - 87.23	33.38
Options exercised	(1,162,778)	3.82 - 87.23	41.67
Balance December 31, 2004	2,776,779	3.82 - 3.82	3.82
Options cancelled	—	—	—
Options expired	(137,980)	3.82 - 3.82	3.82
Options exercised	(2,638,799)	3.82 - 3.82	3.82
Balance December 31, 2005	—	$ —	$ —
Options exercisable:			
December 31, 2004	2,776,779	$3.82 - 3.82	$ 3.82
December 31, 2005	—	—	—

Restricted Stock and Units

In 2006, 2005 and 2004, approximately 5.9 million, 24.6 million and 0.8 million restricted stock shares or restricted stock units, respectively, were awarded to employees and non-employee members of the Board of Directors. The restricted stock units and shares were granted to the recipients at no cost. Restrictions on transfer lapse over one to four year periods. The fair value of restricted stock units and shares awarded in 2006 of $27 million was calculated using the value of the Level 3 common stock on the grant date and is being amortized over the restriction lapse periods of the awards. The fair value of restricted stock units and shares awarded in 2005 and 2004 of $50 million and $2 million, respectively, was calculated using the value of the Level 3 common stock the day prior to the award and is being amortized over the restriction lapse periods of the awards. As of December 31, 2006, the total compensation cost related to nonvested restricted stock or restricted stock units not yet recognized was $29 million, and the weighted average period over which this cost will be recognized is 2.9 years.

The changes in restricted stock and restricted stock units are shown in the following table:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2003	787,358	$5.35
Stock and units granted	696,947	3.52
Lapse of restrictions	(472,020)	5.42
Stock and units forfeited	(32,128)	4.15
Nonvested at December 31, 2004	980,157	4.05
Stock and units granted	24,627,233	2.03
Lapse of restrictions	(719,716)	3.80
Stock and units forfeited	(1,510,831)	2.12
Nonvested at December 31, 2005	23,376,843	2.06
Stock and units granted	5,874,765	4.65
Lapse of restrictions	(7,225,744)	2.13
Stock and units forfeited	(2,575,137)	2.45
Nonvested at December 31, 2006	19,450,727	$2.76

The Weighted Average Grant Date Fair Value of restricted stock and restricted stock units granted during the years ended December 31, 2006, 2005 and 2004 were $4.65, $2.03 and $3.52, respectively. The total fair value of restricted stock and restricted stock units vested during the years ended December 31, 2006, 2005 and 2004 was $15 million, $2 million and $2 million, respectively.

Shareworks and 401(k) Plans

The Company had two plans under its Shareworks program: the Match Plan and the Grant Plan. In December 2002, in order to provide employees opportunities to diversify their investments in Company-sponsored savings and retirement plans, the Company decided to enhance the 401(k) plan by introducing a Company match on employee contributions. At the same time the Company determined that, effective January 1, 2003, the Shareworks Match Plan would be discontinued and the Shareworks Grant Plan would be rolled into the 401(k) plan.

Match Plan—The Match Plan was suspended on January 1, 2003. Prior to this date, the Match Plan allowed eligible employees to defer between 1% and 7% of their eligible compensation to purchase Level 3 common stock at the average stock price for the quarter. Full time employees of the communications business and certain information services businesses were considered eligible on the first day of the calendar quarter after their hire. The Company matched the shares purchased by the employee on a one-for-one basis. Stock purchased with payroll deductions was fully vested. Stock purchased with the Company's matching contributions vested three years after the end of the quarter in which it was made. Effective January 1, 2003, past contributions to the Match Plan continued to vest, however, there will be no further contributions to the Plan by employees or the Company.

The Company's quarterly matching contribution was amortized to compensation expense over the vesting period of 36 months.

As of December 31, 2005 the Company had fully amortized to compensation expense the value of the matching contributions and all matching contributions were fully vested. During the second quarter of 2005, the Company reversed $3 million of non-cash expense in Europe attributable to the discontinuance of certain equity compensation programs.

401(k) Plan—The Company and its subsidiaries offer their qualified employees the opportunity to participate in a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code ("401(k) Plan"). Each employee is eligible to contribute, on a tax deferred basis, a portion of annual earnings generally not to exceed $15,000 in 2006. The Company matches 100% of employee contributions up to 7% of eligible earnings or applicable regulatory limits for employees of the communications businesses.

The Company's matching contributions are made with Level 3 common stock based on the closing stock price on each pay date. Employees are able to diversify the Company's matching contribution as soon as it is made, even if they are not fully vested. The Company's matching contributions will vest ratably over the first three years of service or over such shorter period until the employee has completed three years of service at such time the employee is then 100% vested in all Company matching contributions. The Company made 401(k) Plan matching contributions of $18 million, $14 million and $18 million for the year ended December 31, 2006, 2005 and 2004, respectively. The Company's matching contributions were recorded as selling, general and administrative expenses.

The Company made a discretionary contribution to the 401(k) plan in Level 3 common stock for the years ended December 31, 2006, 2005 and 2004 equal to three percent, three percent and two percent of eligible employees' earnings each year, respectively. The 2006 deposit is expected to be made into the employees'401(k) accounts during the first quarter of 2007. The 2005 and 2004 deposits were made into the employees' 401(k) accounts during the first quarter of the subsequent year. Level 3 recorded an expense of $11 million, $8 million and $7 million attributable for the discretionary contribution in 2006, 2005 and 2004, respectively.

The WilTel Communications employees began contributing to the Level 3 plan on June 17, 2006. On July 3, 2006, the WilTel Communications plan assets were merged into the Level 3 plan. Prior to June 17, 2006, employees of WilTel Communications that participated in the WilTel 401(k) Plan received an employer matching cash contribution of 100% of employee contributions up to 6% of eligible earnings or regulatory limits. The Company made matching cash contributions of $3 million for the period from January 1 through June 16, 2006.

The Progress Telecom employees began contributing to the Level 3 plan on March 20, 2006. The Progress Telecom plan assets were merged into the Level 3 plan on August 7, 2006.

The ICG Communications employees began contributing to the Level 3 plan on July 1, 2006. There were no matching cash contributions for ICG Communications for the period of May 31, 2006, the date of acquisition, through July 1, 2006. The ICG Communications plan assets were merged into the Level 3 plan on September 1, 2006.

The TelCove and Looking Glass employees began contributing to the Level 3 plan on August 4, 2006 and September 9, 2006, respectively. The matching cash contributions made to the TelCove and Looking Glass plans for the period from the respective acquisition dates to the dates employees began contributing to the Level 3 plan was less than $1 million each for TelCove and Looking Glass, respectively. The Looking Glass plan assets were merged into the Level 3 plan on November 1, 2006. The Company merged the TelCove plan assets into the Level 3 plan on January 2, 2007.

(16) Income Taxes

An analysis of the income tax provision attributable to loss from continuing operations before income taxes for each of the three years ended December 31, 2006 follows:

	2006	2005	2004
	(dollars in millions)		
Current:			
United States Federal	$—	$ (4)	$—
State	—	—	(1)
Foreign	(2)	(1)	—
	(2)	(5)	(1)
Deferred, net of changes in valuation allowances:			
United States Federal	—	—	—
State	—	—	—
Foreign	—	—	—
	—	—	—
Income Tax Provision	$ (2)	$ (5)	$ (1)

The United States and foreign components of income (loss) from continuing operations before income taxes follows:

	2006	2005	2004
	(dollars in millions)		
United States	$(710)	$(717)	$(300)
Foreign	(78)	15	(177)
	$(788)	$(702)	$(477)

A reconciliation of the actual income tax provision and the tax computed by applying the U.S. federal rate (35%) to the loss from continuing operations before income taxes for each of the three years ended December 31, 2006 follows:

	2006	2005	2004
	(dollars in millions)		
Computed Tax Benefit at Statutory Rate	$ 276	$ 246	$ 167
State Income Tax Benefit	26	23	16
Stock Option Plan Exercises	3	(3)	(19)
Taxes on Extinguishments of Debt	(3)	—	(1)
Other	—	(11)	33
Change in Valuation Allowance	(304)	(260)	(197)
Income Tax Provision	$ (2)	$ (5)	$ (1)

The components of the net deferred tax assets (liabilities) for the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
	(dollars in millions)	
Deferred Tax Assets:		
Fixed assets	$ 630	$ 790
Accrued payroll and related benefits	309	299
Investment in securities	24	27
Investment in joint ventures	89	82
Unutilized tax net operating losses	2,673	2,249
Other assets or liabilities	30	38
Total Deferred Tax Assets	3,755	3,485
Deferred Tax Liabilities:		
Accrued liabilities and deferred revenue	(158)	(105)
Intangible assets from acquisitions	(72)	—
Total Deferred Tax Liabilities	(230)	(105)
Net Deferred Tax Assets before valuation allowance	3,525	3,380
Valuation Allowance Components:		
Net Deferred Tax Assets	(3,450)	(3,305)
Stockholders' Equity (primarily tax benefit from option exercises)	(75)	(75)
Net Non-Current Deferred Tax Assets after Valuation Allowance	$ —	$ —

Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company's assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net operating losses not utilized can be carried forward for 20 years to offset future taxable income. A valuation allowance has been recorded against deferred tax assets, as the Company is unable to conclude under relevant accounting standards that it is more likely than not that deferred tax assets will be realizable. The change in valuation allowance of $304 million in the reconciliation of the computed tax benefit at statutory rate to the actual income tax provision excludes the reduction of valuation allowance associated with net deferred tax liabilities of businesses acquired during 2006 and the NOL utilized to offset the taxable gain on sale of Software Spectrum. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

For federal income tax reporting purposes, the Company has approximately $7.0 billion of net operating loss carryforwards at December 31, 2006, net of previous carrybacks, available to offset future federal taxable income.

The net operating loss carryforwards expire through 2026 and are subject to examination by the tax authorities. The U.S. net operating loss carryforwards expire as follows (dollars in millions):

Expiring December 31	Amount
2018	$ 3
2019	2
2020	660
2021	978
2022	1,329
2023	1,001
2024	974
2025	1,346
2026	741
	$7,034

In addition, the Company has approximately $52 million of net operating loss carryforwards for foreign locations at December 31, 2006, the majority of which have no expiration period.

The Internal Revenue Code contains provisions which may limit the net operating loss carryforwards available to be used in any given year upon the occurrence of certain events, including significant changes in ownership interests. If certain transactions occur with respect to Level 3's capital stock that result in a cumulative ownership change of more than 50 percentage points by 5-percent stockholders over a three-year period as determined under rules prescribed by the U.S. Internal Revenue Code and applicable regulations, annual limitations would be imposed with respect to our ability to utilize our net operating loss carryforwards and certain current deductions against any taxable income it achieves in future periods.

As of December 31, 2006, the Company has no plans to repatriate undistributed earnings of foreign subsidiaries as any earnings are deemed necessary to fund ongoing European operations and planned expansion. Undistributed earnings of foreign subsidiaries that are permanently invested, and for which no deferred taxes have been provided, amounted to zero and $15 million as of December 31, 2006 and 2005, respectively.

(17) Stockholders' Equity

During 2006, Level 3 completed the sale of 125 million shares of its common stock, par value $0.01 per share, at $4.55 per share in an underwritten public offering. Level 3 received proceeds of $543 million net of $26 million in transaction costs.

During 2004, the Company's stockholders approved a proposal at the Company's 2004 annual meeting for the reservation of an additional 80 million shares of common stock under the Company's 1995 Stock Plan.

The Level 3 1995 Stock Plan permits option holders to tender shares to the Company to cover income taxes due on option exercises.

Issuances of common stock, for option exercises, equity offerings and acquisitions for the three years ended December 31, 2006 are shown below.

	Outstanding Common Shares
December 31, 2003	677,828,634
Option, Shareworks and 401(k) Activity	8,668,087
December 31, 2004	686,496,721
Option, Shareworks and 401(k) Activity	16,271,097
WilTel Communications Group, LLC Acquisition	115,000,000
December 31, 2005	817,767,818
Equity Offering	125,000,000
Option, Shareworks and 401(k) Activity	18,737,450
2006 Acquisitions	216,917,837
December 31, 2006	1,178,423,105

(18) Industry and Geographic Data

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defines operating segments as components of an enterprise for which separate financial information is available and which is evaluated regularly by the Company's chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance. Operating segments are managed separately and represent separate strategic business units that offer different products and serve different markets. The Company's current reportable segments include: communications and coal mining (See Note 1). Other primarily includes corporate assets and overhead not attributable to a specific segment. In the third quarter of 2006, the Company exited the information services business as a result of the sale of Software Spectrum. Segment information has been revised due to reclassification of the information services businesses as discontinued operations in the consolidated financial statements (See Note 3).

Adjusted OIBDA, as defined by the Company, consists of operating income (loss) before (1) depreciation and amortization expense, (2) stock-based compensation expense included within selling, general and administrative expenses on the consolidated statements of operations and (3) any non-cash impairment costs included within restructuring and impairment expenses all as reported on the consolidated statements of operations. The Company excludes stock-based compensation due to the recording of non-cash compensation expense under the provisions of SFAS No. 123R. Adjusted OIBDA is an important part of the Company's internal reporting and is an indicator of profitability and operating performance used by the chief operating decision maker or decision making group to evaluate performance and allocate resources. It is a commonly used indicator in the capital-intensive communications industry to analyze companies on the basis of operating performance over time. Adjusted OIBDA is not intended to represent net income or cash flow for the periods presented, is not calculated consistently with the commonly used metric "EBITDA", and is not recognized under generally accepted accounting principles ("GAAP") but is used by management to assess segment results and allocate resources.

The data presented in the following tables includes information for the twelve months ended December 31, 2006, 2005 and 2004 for all statement of operations and cash flow information presented, and as of December 31, 2006 and 2005 for all balance sheet information presented. Information related to the acquired businesses is included from their respective acquisition dates. Revenue and the related expenses are attributed to countries based on where services are provided.

Industry and geographic segment financial information follows. Certain prior year information has been reclassified to conform to the 2006 presentation.

	Communications	Coal Mining	Other	Total
	(dollars in millions)			
2006				
Revenue:				
North America	$3,121	$67	$—	$3,188
Europe	190	—	—	190
Asia	—	—	—	—
	$3,311	$67	$—	$3,378
Adjusted OIBDA:				
North America	$ 636	$ 8	$ (3)	
Europe	41	—	—	
Asia	—	—	—	
	$ 677	$ 8	$ (3)	
Net Capital Expenditures:				
North America	$ 346	$ 1	$—	$ 347
Europe	45	—	—	45
Asia	—	—	—	—
	$ 391	$ 1	$—	$ 392
Depreciation and Amortization:				
North America	$ 661	$ 1	$—	$ 662
Europe	68	—	—	68
Asia	—	—	—	—
	$ 729	$ 1	$—	$ 730

	Communications	Coal Mining	Other	Total
	(dollars in millions)			
2005				
Revenue:				
North America	$1,496	$74	$—	$1,570
Europe	149	—	—	149
Asia	—	—	—	—
	$1,645	$74	$—	$1,719
Adjusted OIBDA:				
North America	$ 437	$16	$ (3)	
Europe	21	—	—	
Asia	—	—	—	
	$ 458	$16	$ (3)	
Net Capital Expenditures:				
North America	$ 271	$ 2	$—	$ 273
Europe	27	—	—	27
Asia	—	—	—	—
	$ 298	$ 2	$—	$ 300
Depreciation and Amortization:				
North America	$ 560	$ 5	$—	$ 565
Europe	82	—	—	82
Asia	—	—	—	—
	$ 642	$ 5	$—	$ 647

2004	Communications	Coal Mining	Other	Total
	(dollars in millions)			
Revenue:				
North America	$1,546	$91	$—	$1,637
Europe	139	—	—	139
Asia	—	—	—	—
	$1,685	$91	$—	$1,776
Adjusted OIBDA:				
North America	$ 459	$18	$ (1)	
Europe	4	—	—	
Asia	—	—	—	
	$ 463	$18	$ (1)	
Net Capital Expenditures:				
North America	$ 240	$ 2	$—	$ 242
Europe	30	—	—	30
Asia	—	—	—	—
	$ 270	$ 2	$—	$ 272
Depreciation and Amortization:				
North America	$ 571	$ 6	$—	$ 577
Europe	94	—	—	94
Asia	—	—	—	—
	$ 665	$ 6	$—	$ 671

	Communications	Discontinued Information Services	Coal Mining	Other	Total
	(dollars in millions)				
Identifiable Assets					
December 31, 2006					
North America	$7,193	$ —	$98	$1,897	$9,188
Europe	777	—	—	29	806
Asia	—	—	—	—	—
	$7,970	$ —	$98	$1,926	$9,994
December 31, 2005					
North America	$5,782	$631	$90	$ 810	$7,313
Europe	716	206	—	18	940
Asia	—	24	—	—	24
	$6,498	$861	$90	$ 828	$8,277

	Communications	Discontinued Information Services	Coal Mining	Other	Total
		(dollars in millions)			
Long-Lived Assets (excluding Goodwill)					
December 31, 2006					
North America	$6,362	$ —	$88	$—	$6,450
Europe	747	—	—	—	747
Asia	—	—	—	—	—
	$7,109	$ —	$88	$—	$7,197
December 31, 2005					
North America	$5,502	$ 68	$75	$—	$5,645
Europe	696	1	—	—	697
Asia	—	1	—	—	1
	$6,198	$ 70	$75	$—	$6,343
Goodwill(1)					
December 31, 2006					
North America	$ 408	$ —	$—	$—	$ 408
Europe	—	—	—	—	—
Asia	—	—	—	—	—
	$ 408	$ —	$—	$—	$ 408
December 31, 2005					
North America	$ 70	$194	$—	$—	$ 264
Europe	—	—	—	—	—
Asia	—	—	—	—	—
	$ 70	$194	$—	$—	$ 264

(1) The December 31, 2005 Discontinued Information Services presented in the table above includes $194 million of goodwill related to Software Spectrum. This goodwill is included in the Consolidated Balance Sheet in Noncurrent Assets of Discontinued Operations.

Communications revenue is grouped into three categories: 1) Core Communications Services (including transport and infrastructure services, wholesale IP and data services, voice services and Vyvx services) 2) Other Communications Services (including managed modem and its related reciprocal compensation, DSL aggregation, and legacy managed IP services), and 3) SBC Contract Services. This revenue reporting structure reflects how the Company's management currently invests and manages cash flows in the communications business.

	Services			
	Core	Other	SBC Contact Services	Total
	(dollars in millions)			
Communications Revenue				
2006				
North America	$1,787	$441	$893	$3,121
Europe	186	4	—	190
Asia	—	—	—	—
	$1,973	$445	$893	$3,311
2005				
North America	$ 818	$653	$ 25	$1,496
Europe	144	5	—	149
Asia	—	—	—	—
	$ 962	$658	$ 25	$1,645
2004				
North America	$ 664	$882	$ —	$1,546
Europe	129	10	—	139
Asia	—	—	—	—
	$ 793	$892	$ —	$1,685

Transport and Infrastructure includes $2 million, $130 million and $107 million of termination revenue for the years ended December 31, 2006, 2005 and 2004, respectively. Wholesale IP and data includes $7 million, $1 million and $5 million of termination revenue for the years ended December 31, 2006, 2005 and 2004, respectively. SBC Contract Services includes $2 million of termination revenue for the year ended December 31 2006. No termination revenue was recorded for SBC in 2005 and 2004.

The majority of North American revenue consists of services delivered within the United States. The majority of European revenue consists of services delivered within the United Kingdom but also includes France and Germany. Transoceanic revenue is allocated to Europe.

The following information provides a reconciliation of Net Income (Loss) to Adjusted OIBDA by operating segment, as defined by the Company, for the years ended December 31, 2006, 2005 and 2004:

2006

	Communications	Discontinued Information Services	Coal Mining	Other
		(dollars in millions)		
Net Income (Loss)	$(800)	$ 46	$ 7	$ 3
Income from Discontinued Operations	—	(46)	—	—
Income Tax Provision (Benefit)	4	—	—	(2)
Total Other (Income) Expense	652	—	—	(4)
Operating Income (Loss)	(144)	—	7	(3)
Non-Cash Impairment Charge	8	—	—	—
Depreciation and Amortization Expense	729	—	1	—
Non-Cash Compensation Expense	84	—	—	—
Adjusted OIBDA	$ 677	$ —	$ 8	$ (3)

2005

	Communications	Discontinued Information Services	Coal Mining	Other
		(dollars in millions)		
Net Income (Loss)	$(720)	$ 69	$16	$ (3)
Income from Discontinued Operations	—	(69)	—	—
Income Tax Provision	2	—	2	1
Total Other (Income) Expense	474	—	(7)	(1)
Operating Income (Loss)	(244)	—	11	(3)
Non-Cash Impairment Charge	9	—	—	—
Depreciation and Amortization Expense	642	—	5	—
Non-Cash Compensation Expense	51	—	—	—
Adjusted OIBDA	$ 458	$ —	$16	$ (3)

2004

	Communications	Discontinued Information Services	Coal Mining	Other
		(dollars in millions)		
Net Income (Loss)	$(509)	$ 20	$11	$ 20
Income from Discontinued Operations	—	(20)	—	—
Income Tax Provision	—	—	1	—
Total Other (Income) Expense	264	—	—	(21)
Operating Income (Loss)	(245)	—	12	(1)
Depreciation and Amortization Expense	665	—	6	—
Non-Cash Compensation Expense	43	—	—	—
Adjusted OIBDA	$ 463	$ —	$18	$ (1)

(19) Commitments, Contingencies and Other Items

Right of Way Litigation

In April 2002, Level 3 Communications, Inc., and two of its subsidiaries were named as a defendant in *Bauer, et. al. v. Level 3 Communications, LLC, et al.*, a purported class action covering 22 states, filed in state court in Madison County, Illinois. In July 2001, Level 3 was named as a defendant in *Koyle, et. al. v. Level 3 Communications, Inc., et. al.*, a purported two state class action filed in the U.S. District Court for the District of Idaho. In November of 2005, the court granted class certification only for the state of Idaho, which decision is on appeal. In September 2002, Level 3 Communications, LLC and Williams Communications, LLC were named as defendants in *Smith et. al. v. Sprint Communications Company, L.P., et al.*, a purported nationwide class action filed in the United States District Court for the Northern District of Illinois. In April 2005, the Smith plaintiffs filed a Fourth Amended Complaint which did not include Level 3 or Williams Communications, Inc. as a party, thus ending both companies' involvement in the Smith case. On February 17, 2005, Level 3 Communications, LLC and Williams Communications, LLC were named as defendants in *McDaniel, et. al., v. Qwest Communications Corporation, et al.*, a purported class action covering 10 states filed in the United States District Court for the Northern District of Illinois. These actions involve the companies' right to install its fiber optic cable network in easements and right-of-ways crossing the plaintiffs' land. In general, the companies obtained the rights to construct their networks from railroads, utilities, and others, and have installed their networks along the rights-of-way so granted. Plaintiffs in the purported class actions assert that they are the owners of lands over which the companies' fiber optic cable networks pass, and that the railroads, utilities, and others who granted the companies the right to construct and maintain their networks did not have the legal authority to do so. The complaints seek damages on theories of trespass, unjust enrichment and slander of title and property, as well as punitive damages. The companies have also received, and may in the future receive, claims and demands related to rights-of-way issues similar to the issues in these cases that may be based on similar or different legal theories. To date, other than as noted above, all adjudicated attempts to have class action status granted on complaints filed against the companies or any of their subsidiaries involving claims and demands related to rights-of-way issues have been denied.

It is still too early for the Company to reach a conclusion as to the ultimate outcome of these actions. However, management believes that the Company and its subsidiaries have substantial defenses to the claims asserted in all of these actions (and any similar claims which may be named in the future), and intends to defend them vigorously if a satisfactory form of settlement is not approved.

The Company and its subsidiaries are parties to many other legal proceedings. Management believes that any resulting liabilities for these legal proceedings, beyond amounts reserved, will not materially affect the Company's financial condition or future results of operations, but could affect future cash flows.

Operating Leases

The Company is leasing rights-of-way, facilities and other assets under various operating leases which, in addition to rental payments, may require payments for insurance, maintenance, property taxes and other executory costs related to the lease. Certain leases provide for adjustments in lease cost based upon adjustments in the consumer price index and increases in the landlord's management costs.

The rights-of-way agreements have various expiration dates through 2049. Payments under these right-of-way agreements were $62 million in 2006, $30 million in 2005 and $31 million in 2004.

The Company has obligations under non-cancelable operating leases for certain colocation and office facilities, including lease obligations for which facility related restructuring charges have been recorded. The lease agreements have various expiration dates through 2072. Rent expense, including common area maintenance, under non-cancelable lease agreements was $132 million in 2006, $76 million in 2005 and $88 million in 2004.

For those leases involving communications colocation and right-of-way agreements, the Company anticipates that it will renew these leases under option provisions contained in the lease agreements given the significant cost to relocate the Company's network and other facilities.

Future minimum payments, including common area maintenance, for the next five years under right-of-way agreements and non-cancelable operating leases consist of the following at December 31, 2006 (dollars in millions):

	Right-of-Way Agreements	Facilities	Other Assets	Total
2007	$ 61	$116	$ 2	$ 179
2008	58	118	5	181
2009	49	98	—	147
2010	45	84	—	129
2011	43	76	—	119
Thereafter	597	373	—	970
Total	$853	$865	$ 7	$1,725

Other

It is customary in Level 3's industries to use various financial instruments in the normal course of business. These instruments include items such as letters of credit. Letters of credit are conditional commitments issued on behalf of Level 3 in accordance with specified terms and conditions. As of December 31, 2006 and 2005, Level 3 had outstanding letters of credit of approximately $45 million and $19 million , respectively, which are collateralized by cash and are reflected on the consolidated balance sheet as restricted cash. The Company does not believe it is practicable to estimate the fair value of the letters of credit and does not believe exposure to loss is likely nor material.

(20) Condensed Consolidating Financial Information

As discussed in Note 13, in October 2003, Level 3 Financing issued $500 million 10.75% Senior Notes due in 2011. These notes are unsecured obligations of Level 3 Financing, however, they are also jointly and severally and fully and unconditionally guaranteed on an unsecured senior basis by Level 3 Communications, Inc. and Level 3 Communications, LLC (a wholly owned subsidiary). The 10.75% Senior Notes were registered with the Securities and Exchange Commission in 2005.

In March 2006, Level 3 Financing issued $150 million Floating Rate Senior Notes due 2011 and $250 million 12.25% Senior Notes due 2013. In addition, on April 6, 2006, Level 3 Financing issued an additional $300 million of 12.25% Senior Notes due 2013. Level 3 Financing issued $600 million of its 9.25% Senior Notes due 2014 in October 2006 and issued an additional $650 million of its 9.25% Senior Notes due 2014 in December 2006. These notes are unsecured obligations of Level 3 Financing, however, they are fully and unconditionally guaranteed on an unsecured senior basis by Level 3 Communications, Inc. and with respect to the Floating Rate Senior Notes due 2011 and the 12.25% Senior Notes due 2013, Level 3 Communications, LLC. Upon receipt of all applicable state regulatory approvals that are currently being obtained, Level 3 Communications, LLC will also severally and fully and unconditionally guarantee on an unsecured basis the 9.25% Senior Notes due 2014.

In conjunction with the registration of the 10.75% Senior Notes, Floating Rate Senior Notes due 2011, 12.25% Senior Notes due 2013 and the expected registration of the 9.25% Senior Notes due 2014, the accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulation S-X Rule 3-10 "Financial statements of guarantors and affiliates whose securities collateralize an issue registered or being registered."

Condensed Consolidating Statements of Operations for the years ended December 31, 2006, 2005 and 2004 follow. Level 3 Communications, LLC leases equipment and certain facilities from other wholly owned subsidiaries of Level 3 Communications, Inc. These transactions are eliminated in the consolidated results of the Company.

Condensed Consolidating Statements of Operations

For the year ended December 31, 2006

(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 1,304	$2,270	$ (196)	$3,378
Costs and Expenses:						
Cost of Revenue	—	—	525	1,179	(187)	1,517
Depreciation and Amortization	—	—	358	372	—	730
Selling, General and Administrative	6	—	816	445	(9)	1,258
Restructuring and Impairment Charges	—	—	9	4	—	13
Total Costs and Expenses	6	—	1,708	2,000	(196)	3,518
Operating Income (Loss)	(6)	—	(404)	270	—	(140)
Other Income (Loss), net:						
Interest Income	16	1	40	7	—	64
Interest Expense	(432)	(207)	—	(9)	—	(648)
Interest Income (Expense) Affiliates, net	860	666	(1,572)	46	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(1,209)	(1,561)	141	—	2,629	—
Other Income (Expense)	27	(108)	7	10	—	(64)
Other Income (Loss)	(738)	(1,209)	(1,384)	54	2,629	(648)
Income (Loss) from Continuing Operations Before Income Taxes	(744)	(1,209)	(1,788)	324	2,629	(788)
Income Tax (Expense) Benefit	—	—	—	(2)	—	(2)
Income (Loss) from Continuing Operations	(744)	(1,209)	(1,788)	322	2,629	(790)
Income from Discontinued Operations	—	—	—	46	—	46
Net Income (Loss)	$ (744)	$(1,209)	$(1,788)	$ 368	$2,629	$ (744)

Condensed Consolidating Statements of Operations

For the year ended December 31, 2005

(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 1,457	$440	$ (178)	$1,719
Costs and Expenses:						
Cost of Revenue	—	—	575	104	(163)	516
Depreciation and Amortization	—	—	444	203	—	647
Selling, General and Administrative	4	—	640	140	(15)	769
Restructuring and Impairment Charges	—	—	21	2	—	23
Total Costs and Expenses	4	—	1,680	449	(178)	1,955
Operating Income (Loss)	(4)	—	(223)	(9)	—	(236)
Other Income (Loss), net:						
Interest Income	19	1	11	4	—	35
Interest Expense	(390)	(133)	—	(7)	—	(530)
Interest Income (Expense) Affiliates, net	784	527	(1,336)	25	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(1,048)	(1,492)	(1)	—	2,541	—
Other Income (Expense)	1	—	12	16	—	29
Other Income (Loss)	(634)	(1,097)	(1,314)	38	2,541	(466)
Income (Loss) from Continuing Operations Before Income Taxes	(638)	(1,097)	(1,537)	29	2,541	(702)
Income Tax Expense	—	—	—	(5)	—	(5)
Income (Loss) from Continuing Operations	(638)	(1,097)	(1,537)	24	2,541	(707)
Income from Discontinued Operations	—	49	—	20	—	69
Net Income (Loss)	$ (638)	$(1,048)	$(1,537)	$ 44	$2,541	$ (638)

Condensed Consolidating Statements of Operations

For the year ended December 31, 2004

(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Revenue	$ —	$ —	$ 1,514	$554	$ (292)	$1,776
Costs and Expenses:						
Cost of Revenue	—	—	692	85	(274)	503
Depreciation and Amortization	—	—	423	248	—	671
Selling, General and Administrative	7	—	681	152	(18)	822
Restructuring and Impairment Charges	—	—	6	8	—	14
Total Costs and Expenses	7	—	1,802	493	(292)	2,010
Operating Income (Loss)	(7)	—	(288)	61	—	(234)
Other Income (Loss), net:						
Interest Income	—	—	11	2	—	13
Interest Expense	(405)	(61)	(13)	(6)	—	(485)
Interest Income (Expense) Affiliates, net	809	396	(1,206)	1	—	—
Equity in Net Earnings (Losses) of Subsidiaries	(907)	(1,243)	(1)	—	2,151	—
Other Income (Expense)	52	1	150	26	—	229
Other Income (Loss)	(451)	(907)	(1,059)	23	2,151	(243)
Income (Loss) from Continuing Operations Before Income Taxes	(458)	(907)	(1,347)	84	2,151	(477)
Income Tax Expense	—	—	—	(1)	—	(1)
Income (Loss) from Continuing Operations	(458)	(907)	(1,347)	83	2,151	(478)
Income from Discontinued Operations	—	—	—	20	—	20
Net Income (Loss)	$(458)	$ (907)	$(1,347)	$103	$2,151	$ (458)

Condensed Consolidating Balance Sheets as of December 31, 2006 and 2005 follow:

Condensed Consolidating Balance Sheets
December 31, 2006
(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Assets						
Current Assets:						
Cash and cash equivalents	$ 15	$ 12	$ 1,592	$ 62	$ —	$1,681
Marketable securities	235	—	—	—	—	235
Restricted cash and securities	—	—	31	15	—	46
Accounts receivable, net	—	—	97	229	—	326
Due from (to) affiliates	11,183	6,432	(18,631)	1,016	—	—
Other	17	6	41	37	—	101
Total Current Assets	11,450	6,450	(16,870)	1,359	—	2,389
Property, Plant and Equipment, net	—	—	3,268	3,200	—	6,468
Marketable Securities	—	—	—	—	—	—
Restricted Cash and Securities	17	—	—	73	—	90
Goodwill and Other Intangibles, net	—	—	44	875	—	919
Investment in Subsidiaries	(6,419)	(10,170)	2,639	—	13,950	—
Other Assets, net	43	41	12	32	—	128
Total Assets	$ 5,091	$ (3,679)	$(10,907)	$5,539	$13,950	$9,994
Liabilities and Stockholders' Equity (Deficit)						
Current Liabilities:						
Accounts payable	$ —	$ 1	$ 160	$ 230	$ —	$ 391
Current portion of long-term debt	—	—	—	5	—	5
Accrued payroll and employee benefits	—	—	59	33	—	92
Accrued interest	93	49	—	1	—	143
Deferred revenue	—	—	98	44	—	142
Other	1	2	56	97	—	156
Total Current Liabilities	94	52	373	410	—	929
Long-Term Debt, less current portion	4,581	2,688	—	88	—	7,357
Deferred Revenue	—	—	628	125	—	753
Other Liabilities	42	—	199	340	—	581
Stockholders' Equity (Deficit)	374	(6,419)	(12,107)	4,576	13,950	374
Total Liabilities and Stockholders' Equity (Deficit)	$ 5,091	$ (3,679)	$(10,907)	$5,539	$13,950	$9,994

Condensed Consolidating Balance Sheets

December 31, 2005

(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Assets						
Current Assets:						
Cash and cash equivalents	$ 37	$ 8	$ 275	$ 59	$ —	$ 379
Marketable securities	173	3	—	—	—	176
Restricted cash and securities	—	3	20	11	—	34
Accounts receivable, net	—	—	84	308	—	392
Due from (to) affiliates	10,117	4,613	(14,853)	123	—	—
Current assets of discontinued operations	—	—	—	597	—	597
Other	16	4	29	43	—	92
Total Current Assets	10,343	4,631	(14,445)	1,141	—	1,670
Property, Plant and Equipment, net	—	—	3,409	2,223	—	5,632
Marketable Securities	234	—	—	—	—	234
Restricted Cash and Securities	16	—	—	59	—	75
Goodwill and Other Intangibles, net	—	—	85	206	—	291
Investment in Subsidiaries	(6,251)	(9,651)	802	—	15,100	—
Noncurrent Assets of Discontinued Operations	—	—	—	264	—	264
Other Assets, net	44	21	14	32	—	111
Total Assets	$ 4,386	$(4,999)	$(10,135)	$3,925	$15,100	$8,277
Liabilities and Stockholders' Equity (*Deficit*)						
Current Liabilities:						
Accounts payable	$ —	$ 1	$ 141	$ 225	$ —	$ 367
Current portion of long-term debt	—	—	—	—	—	—
Accrued payroll and employee benefits	—	—	46	33	—	79
Accrued interest	83	18	—	1	—	102
Deferred revenue	—	—	138	61	—	199
Current liabilities of discontinued operations	—	—	—	539	—	539
Other	1	2	50	84	—	137
Total Current Liabilities	84	21	375	943	—	1,423
Long-Term Debt, less current portion	4,722	1,230	—	71	—	6,023
Deferred Revenue	—	—	633	104	—	737
Other Liabilities	56	1	196	317	—	570
Stockholders' Equity (Deficit)	(476)	(6,251)	(11,339)	2,490	15,100	(476)
Total Liabilities and Stockholders' Equity (Deficit)	$ 4,386	$(4,999)	$(10,135)	$3,925	$15,100	$8,277

Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004 follow:

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2006
(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$ (380)	$ (183)	$ 62	$ 722	$—	$ 221
Cash Flows from Investing Activities:						
Proceeds from sale and maturity of marketable securities	175	5	100	—	—	280
Purchases of marketable securities	—	—	(98)	—	—	(98)
Decrease (increase) in restricted cash and securities	1	2	(10)	(14)	—	(21)
Capital expenditures	—	—	(166)	(226)	—	(392)
Investments and acquisitions	—	—	(761)	12	—	(749)
Proceeds from sale of discontinued operations, net of cash sold	—	—	—	307	—	307
Advances to discontinued operations, net	—	—	—	18	—	18
Proceeds from sale of property, plant and equipment and other assets	—	—	6	1	—	7
Net Cash Provided by (Used in) Investing Activities	176	7	(929)	98	—	(648)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	326	1,930	—	—	—	2,256
Payments on long-term debt, including current portion (net of restricted cash)	(513)	(596)	—	(1)	—	(1,110)
Equity offering	543			—		543
Increase (decrease) due from affiliates, net	(174)	(1,154)	2,170	(842)	—	—
Net Cash Provided by (Used in) Financing Activities	182	180	2,170	(843)	—	1,689
Net Cash Used in Discontinued Operations	—	—	—	(43)	—	(43)
Effect of Exchange Rates on Cash and Cash Equivalents	—	—	14	(4)	—	10
Net Change in Cash and Cash Equivalents	(22)	4	1,317	(70)	—	1,229
Cash and Cash Equivalents at Beginning of Year (includes cash of discontinued operations)	37	8	275	132	—	452
Cash and Cash Equivalents at End of Year	$ 15	$ 12	$1,592	$ 62	$—	$ 1,681

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2005
(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$(306)	$(128)	$ 226	$ 90	$—	$(118)
Cash Flows from Investing Activities:						
Proceeds from sale and maturity of marketable securities	243	—	340	1	—	584
Purchases of marketable securities	(648)	—	—	—	—	(648)
Decrease (increase) in restricted cash and securities	—	3	(6)	(1)	—	(4)
Capital expenditures	—	—	(167)	(133)	—	(300)
Investments and acquisitions	(10)	—	(497)	128	—	(379)
Proceeds from sale of discontinued operations	—	82	—	—	—	82
Advances to discontinued operations, net	—	—	—	13	—	13
Proceeds from sale of property, plant and equipment and other assets	—	—	3	8	—	11
Net Cash Provided by (Used in) Investing Activities	(415)	85	(327)	16	—	(641)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	877	—	—	66	—	943
Payments on long-term debt, including current portion (net of restricted cash)	—	—	(26)	(104)	—	(130)
Increase (decrease) due from affiliates, net	(121)	34	170	(83)	—	—
Net Cash Provided by (Used in) Financing Activities	756	34	144	(121)	—	813
Net Cash Used in Discontinued Operations	—	—	—	(32)	—	(32)
Effect of Exchange Rates on Cash and Cash Equivalents	(1)	—	(13)	1	—	(13)
Net Change in Cash and Cash Equivalents	34	(9)	30	(46)	—	9
Cash and Cash Equivalents at Beginning of Year (includes cash of discontinued operations)	3	17	245	178	—	443
Cash and Cash Equivalents at End of Year (includes cash of discontinued operations)	$ 37	$ 8	$ 275	$ 132	$—	$ 452

Condensed Consolidating Statements of Cash Flows

For the year ended December 31, 2004

(unaudited)

	Level 3 Communications, Inc.	Level 3 Financing, Inc.	Level 3 Communications, LLC	Other Subsidiaries	Eliminations	Total
			(dollars in millions)			
Net Cash Provided by (Used in) Operating Activities of Continuing Operations	$ (379)	$ (26)	$ (30)	$ 313	$—	$ (122)
Cash Flows from Investing Activities:						
Proceeds from sale and maturity of marketable securities	—	—	70	—	—	70
Purchases of marketable securities	—	—	(410)	—	—	(410)
Decrease (increase) in restricted cash and securities	7	21	(4)	(3)	—	21
Capital expenditures	—	—	(174)	(98)	—	(272)
Acquisitions	—	—	(69)	—	—	(69)
Advances to discontinued operations, net	—	—	—	7	—	7
Proceeds from sale of property, plant and equipment, and other assets	—	—	9	51	—	60
Net Cash Provided by (Used in) Investing Activities	7	21	(578)	(43)	—	(593)
Cash Flows from Financing Activities:						
Long-term debt borrowings, net of issuance costs	272	713	—	—	—	985
Payments and repurchases of long-term debt, including current portion (net of restricted cash)	(949)	—	(75)	(3)	—	(1,027)
Increase (decrease) in due from affiliates, net	1,049	(706)	341	(684)	—	—
Net Cash Provided by (Used in) Financing Activities	372	7	266	(687)	—	(42)
Net Cash Provided by Discontinued Operations	—	—	—	56	—	56
Effect of Exchange Rates on Cash and Cash Equivalents	2	—	5	8	—	15
Net Change in Cash and Cash Equivalents	2	2	(337)	(353)	—	(686)
Cash and Cash Equivalents at Beginning of Year (includes cash of discontinued operations)	1	15	582	531	—	1,129
Cash and Cash Equivalents at End of Year (includes cash of discontinued operations)	$ 3	$ 17	$ 245	$ 178	$—	$ 443

(21) Subsequent Events

Broadwing Acquisition

On January 3, 2007, Level 3 acquired Broadwing Corporation, a publicly held provider of optical network communications services. Under the terms of the merger agreement dated October 16, 2006, Level 3 paid $8.18 of cash plus 1.3411 shares of Level 3 common stock for each share of Broadwing common stock outstanding at closing. In total, Level 3 paid approximately $744 million of cash and issued approximately 122 million shares of the Company's common stock, valued at $688 million. In connection with the acquisition of Broadwing, the Company guaranteed $180 million in aggregate principal amount of Broadwing Corporation's 3.125% Convertible Senior Debentures due 2026 (the "Broadwing Debentures"). As of February 16, 2007, the holders of $179 million in aggregate principal amount of the Broadwing Debentures had converted their Broadwing Debentures into a total of 17 million shares of Level 3 common stock and approximately $106 million in cash pursuant to the terms of the indenture governing the Broadwing Debentures and the agreement whereby Level 3 acquired Broadwing. The remaining $1 million in aggregate principal amount of the Broadwing Debentures was repurchased by Broadwing at 100% of par as required by the indenture governing the Broadwing Debentures.

Broadwing is a provider of optical network communications services. Broadwing delivers data, voice and media solutions to enterprises and service providers over its 19,000 mile intercity fiber network. Approximately half of Broadwing's revenue comes from the wholesale market, with business customers comprising the remaining revenue.

SAVVIS CDN Services Business Acquisition

On January 23, 2007, Level 3 completed the acquisition of the SAVVIS Content Delivery Network ("CDN") services business of SAVVIS, Inc. ("SAVVIS CDN Business"). Under the terms of the agreement, Level 3 paid $132.5 million in cash to acquire certain assets, including network elements, customer contracts, employees and intellectual property used in SAVVIS's CDN Business. The purchase price is subject to certain customary post closing working capital adjustments.

SAVVIS's CDN Business provides solutions that improve performance, reliability, scalability and reach of customers' online content. Initially developed in 1996 as Sandpiper Networks, the division developed, deployed and operated the world's first content delivery network. It has a globally distributed infrastructure in more than 20 countries.

2007 Debt Exchange

In January 2007, in two separate transactions, Level 3 completed the exchanges of $605 million in aggregate principal amount of its 10% Convertible Senior Notes due 2011 for a total of 196.8 million shares of Level 3's common stock. The shares of the Company's common stock issued pursuant to these announced exchanges are exempt from registration pursuant to Section 3(a)(9) under the Securities Act of 1933, as amended. The Company expects to recognize a $177 million loss on the early extinguishment of debt for the exchanges.

Senior Secured Term Loan Refinancing

On February 8, 2007, Level 3 announced that its subsidiary, Level 3 Financing, Inc. is seeking to refinance its existing $730 million amended and restated Senior Secured Term Loan due 2011 with a new Senior Secured Term Loan due 2014. The Company is seeking, among other things, to increase the principal to up to $1.4 billion, reduce the interest rate payable under the agreement and extend the maturity from 2011 to 2014. There is no assurance that Level 3 will be successful in the refinancing of its Senior Secured Term Loan due 2011.

Issuance of 8.75% Senior Notes Due 2017 and Floating Rate Senior Notes Due 2015

On February 14, 2007, Level 3 Financing, Inc. received $982 million of net proceeds after transaction costs, from a private offering of $700 million aggregate principal amount of its 8.75% Senior Notes due 2017 (the "8.75% Senior Notes") and $300 million aggregate principal amount of its Floating Rate Senior Notes due 2015 (the "2015 Floating Rate Senior Notes"). The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes are senior unsecured obligations of Level 3 Financing, ranking equal in right of payment with all other senior unsecured obligations of Level 3 Financing. Level 3 Communications, Inc. has guaranteed the 8.75% Senior Notes and the 2015 Floating Rate Senior Notes. Interest on the 8.75% Senior Notes accrues at 8.75% interest per year and is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 8.75% Senior Notes will be due on February 15, 2017. Interest on the 2015 Floating Rate Senior Notes accrues at LIBOR plus 3.75% per annum, reset semiannually. The interest rate was 9.15% as determined at the commencement of the interest period beginning February 15, 2007. Interest on the 2015 Floating Rate Senior notes is payable semi-annually in cash on February 15th and August 15th beginning August 15, 2007. The principal amount of the 2015 Floating Rate Senior Notes will be due on February 15, 2015.

The 8.75% Senior Notes and the 2015 Floating Rate Senior Notes are not currently registered under the Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933 and applicable state securities laws. On February 14, 2006, Level 3, Level 3 Financing and the initial purchasers of the 8.75% Senior Notes and the 2015 Floating Rate Senior Notes entered into a registration rights agreement relating to the 8.75% Senior Notes and the 2015 Floating Rate Senior Notes pursuant to which Level 3 and Level 3 Financing agreed to file an exchange offer registration statement with the Securities and Exchange Commission.

Under the terms of the registration rights agreement, Level 3 Financing may be required to pay "Special Interest" in the event of a registration default. Special Interest will accrue at a rate of 0.50% per annum on the principal amount during the 90-day period after the occurrence of the registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period. In no event will the rate exceed 1.00% per annum on the principal amount. If the exchange offer is completed on the terms and within the period contemplated by the registration rights agreement, no special interest will be payable. A registration default may occur if the Company fails to file with the Securities and Exchange Commission and have declared effective the exchange offer registration statement by certain dates as specified in the registration rights agreement. The Company believes that the likelihood of having to make Special Interest payments under the terms of the registration rights agreement is remote and, as a result, has not accrued a liability for any obligation under the agreement.

A portion of the debt represented by the 8.75% Senior Notes and the 2015 Floating Rate Senior Notes will constitute purchase money indebtedness under the indentures of Level 3 Communications, Inc. and the portion of the net proceeds that constitutes purchase money indebtedness will be used solely to fund the cost of construction, installation, acquisition, lease, development or improvement of any assets to be used in the Company's communications business, including the cash purchase price of any past, pending or future acquisitions.

The 8.75% Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after February 15, 2012 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning November 1, of the years indicated below:

Year	Redemption Price
2012	104.375%
2013	102.917%
2014	101.458%
2015	100.000%

At any time or from time to time on or prior to February 15, 2010, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the 8.75% Senior Notes at a redemption price equal to 108.75% of the principal amount of the 8.75% Senior Notes so redeemed, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate; provided, however, that at least 65% of the original aggregate principal amount of the 8.75% Senior Notes would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

The Floating Rate Senior Notes are subject to redemption at the option of Level 3 Financing in whole or in part, at any time or from time to time, on or after February 15, 2009 at the redemption prices (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest thereon to the redemption date, if redeemed during the twelve months beginning November 1, of the years indicated below:

Year	Redemption Price
2009	102.0%
2010	101.0%
2011	100.0%

At any time or from time to time on or prior to February 15, 2010, Level 3 Financing may redeem up to 35% of the original aggregate principal amount of the 8.75% Senior Notes and the Floating Rate Senior Notes at a redemption price equal to 100.0% of the principal amount of the Floating Rate Senior Notes so redeemed, plus a premium equal to the interest rate on the Floating Rate Senior Notes applicable on the date that notice of the redemption is given, plus accrued and unpaid interest thereon (if any) to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds contributed to the capital of Level 3 Financing of one or more private placements to persons other than affiliates of Level 3 or underwritten public offerings of common stock of Level 3 resulting, in each case, in gross proceeds of at least $100 million in the aggregate; provided, however, that at least 65% of the original aggregate principal amount of the 8.75% Senior Notes and the Floating Rate Senior Notes would remain outstanding immediately after giving effect to such redemption. Any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice.

Each of Level 3 Communications, Inc. and Level 3 Financing has agreed to endeavor in good faith using commercially reasonable efforts to cause Level 3 Communications, LLC to obtain all material governmental authorizations and consents required in order for it to guarantee the 8.75% Senior Notes and the 2015 Floating Rate Senior Notes at the earliest practicable date and to enter into a guarantee of these notes promptly thereafter. However, there can be no assurance that Parent and the Issuer will be successful in obtaining the required regulatory approvals to permit Level 3 Communications, LLC to guarantee these notes.

Redemptions and Tender Offers

On February 15, 2007, Level 3 Communications, Inc. called for redemption all of its outstanding $488 million aggregate principal amount of 12.875% Senior Notes due 2010 at a price equal to 102.146% of the principal amount thereof, all of its outstanding $96 million aggregate principal amount of 11.25% Senior Notes due 2010 at a price equal to 101.875% of principal amount thereof and all of its outstanding €104 million aggregate principal amount of 11.25% Senior Euro Notes due 2010 at a price equal to 101.875% of principal amount thereof. Level 3 will pay accrued and unpaid interest on the senior notes to but not including the redemption date. All of these senior notes will be redeemed by Level 3 on March 16, 2007. The Company expects to recognize a loss of approximately $49 million associated with these redemptions in the first quarter of 2007.

Level 3 also announced on February 15, 2007 that Level 3 Financing, Inc. has commenced a tender offer to purchase for cash any and all of the outstanding $150 million aggregate principal amount of its Floating Rate Senior Notes due 2011 for a price equal to $1,080 per $1,000 principal amount of the notes, which includes $1,050 as the tender offer consideration and $30.00 as a consent payment. Additionally, Level 3 Communications, Inc. commenced a tender offer to purchase for cash any and all of its outstanding $78 million aggregate principal amount of 11% Senior Notes due 2008 for a price equal to $1,054.28 per $1,000 principal amount of the notes, which includes $1,024.28 as the tender offer consideration and $30.00 as a consent payment (together the "February 15th Tender Offers"). The Company expects to recognize a loss associated with these tender offers in the first quarter of 2007, the amount of which will depend on the amounts tendered for each issuance.

In connection with the February 15th Tender Offers, Level 3 Communications, Inc. and Level 3 Financing, Inc. are soliciting consents to certain proposed amendments to the respective indentures governing the notes that are subject to the February 15th Tender Offers to eliminate substantially all of the covenants, certain repurchase rights, certain discharge rights and certain events of default and related provisions contained in those indentures.

The February 15th Tender Offers are also subject to the satisfaction or waiver of certain other conditions as set forth in the Offer to Purchase. It is a condition to the consummation of the February 15th Tender Offers that the holders of at least a majority of the outstanding aggregate principal amount of the notes consent to the amendments to the indenture governing those notes.

On February 20, 2007, Level 3 Communications, Inc. commenced a tender offer to purchase for cash any and all of the outstanding $692 million aggregate principal amount of its 11.5% Senior Notes due 2010 for a price equal to $1,115.26 per $1,000 principal amount of the 11.5% Senior Notes due 2010, which includes $1,085.26 as the purchase price and $30.00 as a consent payment (the "11.5% Notes Tender Offer"). Level 3 Communications, Inc. also commenced a tender offer to purchase for cash any and all of the outstanding €50 million aggregate principal amount of its 10.75% Senior Euro Notes due 2008 for a price equal to €1,061.45 per €1,000 principal amount of the Senior Euro Notes due 2008, which includes €1,031.45 as the purchase price and €30.00 as a consent payment (the "Euro Tender Offer" and together with the 11.5% Notes Tender Offer, the "February 20th Tender Offers"). The Company expects to recognize a loss associated with these tender offers in the first quarter of 2007, the amount of which will depend on the amounts tendered for each issuance.

In connection with the February 20th Tender Offers, Level 3 is soliciting consents to certain proposed amendments to the respective indentures governing these notes that are subject to the February 20th Tender Offers to eliminate substantially all of the covenants, certain repurchase rights, certain discharge rights and certain events of default and related provisions contained in those indentures.

The February 20th Tender Offers are also subject to the satisfaction or waiver of certain other conditions as set forth in the applicable Offer to Purchase. It is a condition to the consummation of the February 20th Tender Offers that the holders of at least a majority of the outstanding aggregate principal amount of each series of notes consent to the amendments to the applicable indenture governing those notes.

On February 23, 2007, Level 3 Financing completed a consent solicitation with respect to certain amendments to the indenture governing Level 3 Financing's outstanding 12.25% Senior Notes due 2013 that allow for the incurrence of debt based upon a multiple of cash flow available for fixed charges on a "pro forma" basis giving effect to any acquisition, merger or consolidation completed prior to February 1, 2007.

Conversion of Broadwing Corporation 3.125% Convertible Senior Debentures due 2026

On February 20, 2007, Level 3's wholly owned subsidiary, Broadwing Corporation, completed the repurchase of $1.0 million aggregate principal amount of Broadwing's outstanding 3.125% Convertible Senior Debentures due 2026 (the "Debentures"). The indenture governing the Debentures required Broadwing to make the offer to repurchase the Debentures as a result of the Company's acquisition of Broadwing on January 3, 2007 (see discussion of acquisition above).

As a result of the acquisition, each $1,000 principal amount of the Debentures was convertible at the option of the holder into $492.77 in cash and 80.789 shares of Level 3 common stock, representing a conversion price equal to the consideration payable to Broadwing stockholders in the acquisition of (i) $8.18 in cash per share of Broadwing, multiplied by 60.241, and (ii) 1.3411 shares of Level 3 common stock, multiplied by 60.241. Additionally, as a result of the acquisition, a make-whole premium was payable on Debentures converted prior to February 17, 2007, consisting of (i) 14.969 additional shares of Level 3 common stock and (ii) an additional $91.31 in cash per $1,000 principal amount of Debentures.

Holders owning $179 million aggregate principal amount of the Debentures converted those Debentures into a total of approximately 17 million shares of Level 3 common stock and also received approximately $106 million in cash. As a result of these conversions and the repurchase discussed above, as of February 17, 2007, the Debentures are no longer outstanding.

(22) Unaudited Quarterly Financial Data

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
	2006	2005	2006	2005	2006	2005	2006	2005
	(dollars in millions except per share data)							
Revenue	$ 822	$ 527	$ 835	$ 390	$ 875	$ 384	$ 846	$ 418
Operating Income (Loss)	(57)	26	(18)	(75)	(25)	(89)	(40)	(98)
Loss from Continuing Operations	(166)	(78)	(224)	(196)	(163)	(207)	(237)	(226)
Income (loss) from Discontinued Operations	(2)	1	23	8	25	3	—	57
Net Loss	(168)	(77)	(201)	(188)	(138)	(204)	(237)	(169)
Income (Loss) per Share (Basic and Diluted):								
Loss from Continuing Operations	$(0.20)	$(0.11)	$(0.25)	$(0.28)	$(0.14)	$(0.29)	$(0.20)	$(0.32)
Income from Discontinued Operations	—	—	0.02	0.01	0.02	—	—	0.08
Net Loss	$(0.20)	$(0.11)	$(0.23)	$(0.27)	$(0.12)	$(0.29)	$(0.20)	$(0.24)

Loss per share was calculated for each three-month period on a stand-alone basis. As a result of stock transactions during the periods, the sum of the loss per share for the four quarters of each year may not equal the loss per share for the twelve month periods. As a result of the sale of (*i*)Structure and Software Spectrum in 2005 and 2006, respectively, certain amounts previously included in the 2005 and 2006 quarterly reports on Forms 10-Q have been reclassified from continuing operations to discontinued operations.

In the first quarter of 2006, the Company recognized $27 million gain related to a debt exchange.

In the second quarter of 2006, the Company recognized a $55 million loss on the amendment and restatement of the Company's Senior Secured term Loan due 2011.

In the third quarter of 2006, the Company recognized a $33 million gain from the sale of Software Spectrum.

In the fourth quarter of 2006, the Company recognized a $54 million loss on the extinguishment of debt and $8 million of termination revenue.

In the fourth quarter of 2005, the Company recognized a $49 million gain from the sale of (*i*)Structure.

In the first quarter of 2005, the Company recognized $86 million and $40 million of termination revenue related to 360networks (USA), Inc. and France Telecom Long Distance USA, LLC, respectively. The Company also recognized $15 million in severance and related charges as a result of a workforce reduction of approximately 470 employees in the first quarter of 2005.

INVESTOR RELATIONS

CORPORATE HEADQUARTERS
1025 Eldorado Boulevard
Broomfield, CO 80021
General Information: 720-888-1000

TRANSFER AGENT
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
Post Office Box 64854
St. Paul, MN 55164-0854

For address changes, stock transfers, name changes, registration changes, lost stock certificates and stock holdings, please contact:

Wells Fargo Shareholder Services
St. Paul, MN
1-800-468-9716

E-mail Address:
Stocktransfer@WellsFargo.com

AUDITORS
KPMG LLP
707 17th Street, Suite 2700
Denver, CO 80202

INVESTOR RELATIONS
Inquiries by securities analysis, investment professional and stockholders about Level 3 Communications, Inc. Common Stock, including request for any Securities and Exchange Commission or other Stockholder reports should be directed to:

Investor.Relations@Level3.com
1-877-LVLTCOM (585-8266)

WEB SITE
Additional corporate information including company history, current and historic financials, and press release, can be found on the Level 3 Communications Web site at *www.level3.com.*

10-K
After the close of each fiscal year, Level 3 Communications submits a Form 10-K to the Securities and Exchange Commission containing certain additional information about its business. A copy of the Form 10-K may be obtained without charge by addressing your request to Investor Relations at Investor.Relations@Level3.com or Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, CO 80021.

COMMON STOCK
Level 3 Communications Common Stock is traded on the NASDAQ Global Select Market under the symbol LVLT.

As of March 31, 2007, there were approximately 1,526,256,959 shares of Common Stock issued and outstanding. There were approximately 7,990 stockholders of record.

Level 3 Communications
10th Annual
Stockholder Meeting

May 24, 2007 at 9:00 AM

Omni Interlocken Resort
500 Interlocken Drive
Broomfield, Colorado

Doors open at 8:30 AM

Ample complimentary parking
is available at the hotel.



BOULDER
36
96TH ST
287
25
N
NORTHWEST PARKWAY
E-470 TOLLWAY
76
INTERLOCKEN BLVD.
JEFFCO AIRPORT
DENVER INTERNATIONAL AIRPORT
270
PENA BLVD
70
70
25
DENVER CENTRAL BUSINESS DISTRICT

Please register if you plan to attend the Level 3 Annual Meeting:

— Phone - 720-888-2518

— Internet - www.Level3.com

Click on the Annual Meeting link and follow the directions.

FROM THE EAST
Take I-70 West to I-25 North to US 36 West. Exit Interlocken Loop/Storagetek Drive and turn left. Proceed to Interlocken Blvd. and turn left. The hotel is located up the hill on the left side.

FROM THE WEST
Take I-70 East to I-25 North to US 36 West. Exit on Inter-locken Loop/Storagetek Drive and turn left. Proceed 1 block to Interlocken Blvd. and turn left. The hotel is located up the hill on the left side.

FROM DENVER INTERNATIONAL AIRPORT
Exit Airport via Pena Blvd. Take Pena Blvd to Exit # 6B to Fort Collins/E-470 Tollway. E-470 eventually becomes the Northwest Parkway. There are three tollbooth stops along E-470 ($2.00 each, total cost of tolls = $6.00). Northwest Parkway ends and becomes Interlocken Loop, which will cross over US 36. Follow this to the next light and turn left onto Interlocken Blvd. The hotel is located up the hill on the left side.

FROM BOULDER
Take US 36 East, exit Interlocken Loop/Storagetek Drive, make a right onto Interlocken Loop/Storagetek Drive, then make a left onto Interlocken Blvd. The hotel is located up the hill on the left side.

FROM DOWNTOWN DENVER
Take I-25 North to US 36 West, exit at Interlocken Loop/Storagetek Drive and make a left. Proceed 1 block to Interlocken Blvd. and turn left. The hotel is located up the hill on the left side.

Level 3®
COMMUNICATIONS

www.Level3.com

END